Confidential Draft No. 3 Submitted to the Securities and Exchange Commission on November 2, 2016

As filed with the Securities and Exchange Commission on                     , 2016

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

the Securities Act of 1933

BLOOM ENERGY CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	3620	77-0565408
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1299 Orleans Drive

Sunnyvale, California 94089

(408) 543-1500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

KR Sridhar

Chief Executive Officer

Bloom Energy Corporation

1299 Orleans Drive

Sunnyvale, California 94089

(408) 543-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq. Sayre E. Stevick, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500	Shawn M. Soderberg, Esq. Bloom Energy Corporation 1299 Orleans Drive Sunnyvale, California 94089 (408) 543-1500	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares the underwriters have the right to purchase from the Registrant, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                     , 2016

Preliminary Prospectus

                SHARES

COMMON STOCK

This is an initial public offering of Bloom Energy Corporation’s shares of common stock. We are offering to sell                  shares in this offering. The selling stockholders identified in this prospectus are offering an additional              shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $              and $            .

We intend to list the common stock on the                  under the symbol “BE.”

We are an “emerging growth company” as defined under federal securities laws and, as such, will be subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” on page 16 to read about factors you should consider before buying shares of common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares of common stock from us and the selling stockholders at the initial public offering price less the underwriting discount within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2016.

J.P. Morgan	Morgan Stanley
Credit Suisse
BofA Merrill Lynch	Pacific Crest Securities a division of KeyBanc Capital Markets

Baird	Cowen and Company	HSBC	Raymond James	RBC Capital Markets

Prospectus dated             , 2016

We are responsible for the information contained in this prospectus and in any free writing prospectus filed with the Securities and Exchange Commission. We, the underwriters and the selling stockholders have not authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We, the underwriters and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who obtain this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes contained elsewhere in this prospectus. Unless the context requires otherwise, the words “we,” “us,” “our” and “Bloom Energy” refer to Bloom Energy Corporation and its subsidiaries.

BLOOM ENERGY CORPORATION

Overview

Our mission is to make clean, reliable energy affordable for everyone in the world. To fulfill this mission, we have developed an advanced distributed electric power solution that is redefining the $2.5 trillion electric power market and transforming how power is generated and delivered, with the commercial and industrial segments as our initial focus. Our solution, the Bloom Energy Server, is an on-site stationary power generation platform, built for the digital age and capable of delivering uninterrupted, 24x7 base load power that is fault tolerant, resilient and clean. The Bloom Energy Server converts standard low-pressure natural gas or biogas into electricity through an electrochemical process without combustion, resulting in very high conversion efficiencies and lower greenhouse gas emissions than conventional fossil fuel generation such as coal or oil combustion. A typical configuration produces 250 kilowatts of power in a footprint roughly equivalent to that of half of a standard 30 foot shipping container, or approximately 125 times more space-efficient than solar power generation. 250 kilowatts of power is roughly equivalent to the constant power, or base load, requirement of a typical big box retail store. Any number of these Energy Server systems can be clustered together in various configurations to form solutions from hundreds of kilowatts to many tens of megawatts. The cost of electricity delivered by our solution is often favorable compared to grid-supplied power in the areas where our Energy Servers are deployed. Most importantly, the electricity produced by our systems offers our customers a significant advantage in predictable economics compared to rising and unpredictable grid prices. As a result, our system has been adopted by some of the largest companies in the world, including 24 of the Fortune 100 companies as of June 30, 2016.

The traditional centralized electric grid infrastructure requires significant investment for its maintenance, upgrade and operation, which has been continually driving up the cost of grid power. The electric grid has inherent vulnerabilities and is susceptible to failures due to natural disasters as well as cyber-attacks and physical sabotage. The daisy-chain topology of the centralized grid has a tendency to cascade outages rather than to contain them. Because our on-site stationary power systems are located at the point of consumption, our Energy Servers, when configured with our uninterruptible power module (UPM), largely avoid the existing electric power grid’s inherent vulnerability to outages from weather events and other threats, as well as the additional losses of efficiency associated with the transmission of power over long distances. Our Energy Servers are modular, redundant, and can be “hot swapped,” or serviced without interruption, offering very high availability to our customers.

According to the United Nations Development Programme, 1.3 billion people worldwide live without electricity—more than one in five people around the globe. In emerging countries, where there tends to be an acute shortage of electricity, it is often not economically viable to construct a new centralized grid due to the significant upfront investment required. We believe there is a leap-frogging opportunity in emerging economies to bypass the development or expansion of a centralized electric grid with a network of micro-grids powered by distributed power generation.

The electric grid typically delivers power generated by sources with a high carbon footprint, and there is increasing pressure to reduce resulting carbon dioxide and other greenhouse gas emissions. There is a rising demand for uninterruptible, distributed, clean electricity solutions that overcome the challenges of the traditional grid, and can address the requirements of the digital economy by delivering 24x7 electric power, with very high availability, reliability and quality. Our Energy Servers operate on-site at very high efficiencies using natural gas or biogas, offering significant greenhouse gas reductions, and, unlike prevalent renewable technologies such as wind and solar, provide a viable alternative to base load electricity generated by a central power plant.

We designed our solution as an alternative to the electric grid, with our value proposition centered on reliability, resiliency and sustainability, combined with attractive and predictable economics. Our systems deliver 24x7, clean base load power customized for today’s digital world, with high predictability and certainty of value for our customers over the long term. We have invested over $1.9 billion into building our company and developing our solution, and have continuously innovated and evolved our technology over time. Our latest solution is significantly less expensive to produce than our first commercially deployed solution in 2008, allowing us to expand our target markets. Our team has decades of experience in the various specialized disciplines and systems engineering concepts unique to this technology. We had 156 issued patents in the United States and 78 issued patents internationally as of June 30, 2016.

Our solution is capable of addressing customer needs across a wide range of industry verticals, including big box retail and grocery stores, corporate campuses, telecommunications and advanced data centers. However, we believe that we are capturing only a small percentage of our largest customers’ total energy spend, which gives us a significant opportunity for growth, particularly as the price of grid power increases in areas where our customers have additional sites. As of June 30, 2016, we had 208 megawatts in total deployed systems. As of December 31, 2015, we had product sales backlog of 87.9 megawatts.

Industry Background

People around the world depend upon access to reliable and affordable electric power for a healthy, functioning economy and for delivery of essential services. According to Marketline, the market for electric power is one of the largest sectors of the global economy with an annual spend of $2.5 trillion in 2014, and is projected to grow at a compound annual growth rate of 7.6% to $3.6 trillion in 2019.

There are numerous challenges driving a transformation in how electricity is produced, delivered and consumed. We believe that this transformation will be similar to the seismic shifts seen in the computer and telecommunications industries, from centralized mainframe computing and landline telephone systems to ubiquitous and highly personalized distributed technologies.

Some of the key challenges facing the electric power market are:

Increasing costs to maintain and operate the existing electric grid

The U.S. Department of Energy has recently described the U.S. electricity grid as “aging, inefficient, congested, and incapable of meeting the future energy needs of the information economy,” while the American Society of Civil Engineers gave the U.S. energy infrastructure a grade of D+ in 2013. The electric power grid has suffered from insufficient investment in critical infrastructure. The Edison Electric Institute estimated that between 2015 and 2017, U.S. investor-owned electric utilities will need to make total capital expenditure investments of approximately $300 billion.

Inherent vulnerability of existing grid design

The existing electric grid architecture features centralized, monolithic power plants and mostly above-ground transmission and distribution wires. This design has numerous points of failure and limited redundancy, and the daisy-chain topology can cascade outages rather than contain them. For example, in 2003, an initial failure blamed on a tree branch in Ohio set off outages that cascaded across eight states and parts of Canada, cutting power for 50 million people.

Furthermore, the limits of this design, coupled with aging and underinvested infrastructure, leaves the grid vulnerable to natural disasters. The U.S. Council of Economic Advisers and the U.S. Department of Energy estimate that weather-related electricity outages cost the U.S. economy up to $335 billion between 2003 and 2012. Some of these natural disasters are increasing in frequency and severity, a trend expected to continue due to climate change and other factors, which will likely increase the cost of grid-supplied power to customers.

There is also increasing concern over the threat of cyber-attack and physical sabotage to the centralized grid infrastructure.

Lack of access to affordable and reliable electricity in developing countries

According to the United Nations Development Programme, 1.3 billion people worldwide live without electricity—more than one in five people around the globe. For developing countries to grow their economies, they must expand access to reliable and affordable electric power. Building a centralized grid system, in addition to its inherent limitations, can also be infeasible due to the lack of adequate capital for upfront investment. Moreover, in dense urban areas, the costs of building this infrastructure are compounded by a lack of urban planning. In rural areas, using the centralized model to transmit and distribute electricity to low-density populations is economically unviable. As a result, we believe these countries are likely to develop a hybrid solution consisting of both centralized and distributed electrical power infrastructure to accelerate availability of power.

Increasing concern over climate change

In response to rising concern over climate change, the 2015 Paris COP21 climate talks resulted in a global consensus that the rate of release of carbon dioxide and other greenhouse gases must be reduced with an increased sense of urgency. The electric power sector, which today produces more greenhouse gases than any other sector of the global economy, is under increasing pressure to do its part. Policy initiatives to reduce greenhouse gases from power generation are widespread, including renewable portfolio standards, or mandated targets for low- or zero-carbon power generation, and EPA directives limiting carbon emissions from power generation.

Intermittent generation sources negatively impacting grid stability

According to the Department of Energy’s Quadrennial Energy Review in 2015, electricity generation from wind grew over three-fold while solar grew over 20-fold between 2008 and 2014. While these renewable sources help to reduce greenhouse gas emissions, they provide only intermittent power to the grid, which compromises the grid’s ability to deliver 24x7 reliable electric power. As the penetration of these resources increases, balancing real-time supply and demand becomes more challenging and costly.

Due to these challenges, we need 24x7 electric power solutions that are reliable, clean and without the shortcomings of the existing grid infrastructure. This need is especially acute in the commercial and industrial (C&I) segments, representing 68% of global electricity consumption, according to Marketline, where cost and reliability have a direct impact on profitability and business sustainability.

Our Solution

Our Bloom Energy Server is an advanced distributed power generation system that delivers clean, always-on, primary base load power on-site.

The Bloom Energy Server is based on our proprietary solid oxide fuel cell technology, which converts fuel into electricity through an electrochemical process without combustion. The only input to the system is standard low-pressure natural gas or biogas from municipal gas lines. The high-quality electrical output of the Energy Server is connected to the customer’s main electrical feed, capable of avoiding the transmission and distribution losses associated with the centralized grid system. Each Bloom Energy Server is modular and composed of independent 50 kilowatt power modules. A typical configuration includes multiple power modules in a single Energy Server, which produces 250 kilowatts of power in a footprint roughly equivalent to that of half a standard 30 foot shipping container, or approximately 125 times more space-efficient than solar power generation. Any number of these Energy Server systems can be clustered together in various configurations to form solutions from hundreds of kilowatts to many tens of megawatts. The Bloom Energy Server provides a single core technology platform that is easily customizable and upgradeable to add new features and capabilities. The Bloom Energy Server is easily integrated into corporate environments due to its aesthetically attractive design, compact space requirement, minimal noise profile and lack of harmful emissions.

Our Value Proposition

Our value proposition is supported by four key pillars: reliability, resiliency, sustainability and predictable economics. While the relative importance of these attributes can vary by customer, the combination of these four factors is a significant differentiator for us in the marketplace. We provide a complete, integrated “behind-the-meter” solution including installation, equipment, service, maintenance and, in some cases, bundled fuel. The four elements of our value proposition emphasize those areas where there is a strong customer need and where we believe we can deliver superior performance.

Reliability. Our Energy Servers deliver always-on, 24x7 base load power that can be used with or without complementary intermittent power sources. The output of our Energy Servers is designed to meet the requirements of the digital economy, with very high availability of power, mission-critical reliability and grid-independent capabilities. Bloom provides highly customizable power. The Bloom Energy Server can be configured to eliminate the need for traditional backup power equipment such as diesel generators, batteries or UPS systems.

Resiliency. Our Energy Servers avoid the vulnerabilities of conventional transmission and distribution lines by generating power on-site. The system operates at very high availability due to its modular and fault-tolerant design, which includes multiple independent power generation modules that are hot swappable. Importantly, our systems utilize the reliable and resilient natural gas infrastructure, which is a mesh network buried underground, unlike the daisy chain, above-ground electric grid architecture. A failure at one point in the natural gas system does not necessarily cause the same kind of cascading failure that can occur on the electrical grid.

Sustainability. Our Energy Servers are fuel-flexible, enabling our customers to choose the fuel source that best fits their needs based on availability, cost and carbon footprint. When running on natural gas, compared to average emissions across the U.S. grid, Bloom Energy Servers reduce carbon emissions by over 50%. Bloom Energy Servers can also utilize renewable biogas to generate carbon-neutral electricity. In both cases, our Energy Servers emit virtually no criteria air pollutants, including NOx or SOx.

Bloom Energy Servers use virtually no water in normal operation. On average, to produce one megawatt per hour for a year, thermoelectric power generation for the U.S. grid consumes approximately 156 million gallons of water more than Bloom Energy Servers.

Predictable economics. In contrast to the rising and unpredictable cost outlook for grid electricity, we offer our customers the ability to lock in cost for electric power over the long term. We provide customers with a solution that includes all of the fixed equipment and maintenance costs for the life of the contract. We also enable our customers to scale from a few hundred kilowatts to many megawatts on a “pay-as-you-grow” basis.

Factors Driving Customer Adoption

Key factors that are driving the rapid adoption of our solution include:

Customers are driving a growing requirement for high-quality and reliable power in the increasingly pervasive digital economy. The proliferation of cloud services and big data, and the associated explosion in demand for computing power, is reshaping the type and quality of power demanded by the digital economy. For providers and users of cloud services, uninterruptible, high-quality power is essential—requirements that the legacy grid is struggling to meet. Our highly available and scalable solution can replace the current patchwork of solutions, which include surge protectors, UPS and back-up generators.

Customers are seeking an alternative to the unpredictable and rising price of grid power. Grid costs in the United States have been rising for decades and are expected to continue to rise over the long term. In the shorter term, grid prices can be volatile, driven by regulatory judgments, commodity prices and the impact of external events such as weather. In contrast, we offer a complete turn-key solution that can provide customers with a competitive and predictable cost for their electricity for periods of up to 20 years.

Our technology is proven with industry-leading customers. Our approach to innovation is evolutionary—every generation of our technology builds on a proven core and factors in lessons learned from our broadly deployed fleet. Our systems have been deployed with Fortune 500 customers since 2008 and have reached 208 megawatts in total. Our systems have operated without disruption through natural disasters such as Hurricane Sandy and the 6.0 Richter scale earthquake near Napa, California in 2014.

The natural gas revolution has provided an economically attractive means for achieving carbon reduction. Natural gas, an important bridge fuel to the lower-carbon future, is now in abundant supply at economically attractive prices. This abundance, coupled with new technologies such as our Energy Servers that convert this fuel into electricity at high efficiency, will play a major role in replacing high-carbon fuels such as coal and oil.

Our Growth Strategy

Our growth strategies include:

Maintain technology leadership and leverage first-mover advantage

Our technology leadership is considerable and we have a well-established track record of continuous improvement. Our priority is to continue to advance our technology and build on this leadership position.

Significant and sustained improvements in “power density.” We have continually added more generation capacity into the same footprint and expect to continue to do so with successive generations of our technology. Today’s Bloom Energy Servers are capable of delivering five times the power of our first-generation system only five years ago, while staying within approximately the same service footprint. It is also an increasingly powerful differentiator versus other solutions such as solar, which requires at least 125 times more space—which is often unavailable—to deliver the same amount of power as one Bloom Energy Server does today.

Continual increases in electrical efficiency. Efficiency is defined as the percentage of the energy in the fuel that is converted to electricity. The higher the efficiency, the less fuel used to generate a given unit of electric power output, resulting in lower fuel costs. Today our Energy Servers are significantly more efficient than the average of the U.S. grid. The latest generation of our Energy Servers, which began shipping in 2015, is capable of beginning-of-life efficiencies of 65%, and we expect to further improve the efficiency in succeeding generations.

Expanded feature sets and sizing options to address new market opportunities. The Bloom Energy Server platform provides the hardware and software building blocks that can be deployed in different configurations to provide market-specific solutions. For example, we may provide smaller or custom solutions which could allow us to address additional markets, such as powering cell sites, franchise retail, multi-tenant housing and large industrial applications.

Grow wallet share with existing customers and acquire new customers

We employ a “land and expand” model, in which our strategy is to prove the value of Bloom solutions to our customers, establish incumbency and grow share of wallet as we create more value across more of our customers’ facilities over time. Approximately three quarters of our sales volume since 2011 has been derived from repeat customers. These repeat orders provide better visibility into our sales pipeline and also lower our cost of sales. We currently target primarily Fortune 500 customers with very significant electric power spend. Given our customers’ large total electric power spend, we view the current low penetration rate as a significant opportunity for growth. The successful adoption of our solution by industry leaders has also encouraged new customers of similar scale and electricity demand to follow suit. As a result, while volume has been driven by repeat customers, the majority of new sales contracts since 2011 are with new customers.

Drive production cost reductions to expand our market

Since our initial commercial deployments eight years ago, we have continually brought the production cost of our systems down. We expect technology innovation to drive further reductions as each successive generation of Bloom Energy Servers builds on the design and field experience of all previous generations. As our production costs continue to decrease this will enable us to expand into new markets. Furthermore, we expect that increased production volumes will lead to further cost reductions, enabling improved margins. On a per unit basis, which we measure in dollars-per-kilowatt, we have reduced our material costs by over 75% from the inception of our first generation Energy Server to our current generation Energy Server. Material costs per unit came down by more than 50% over the life of our first generation system and by over 40% over the life of our second generation system. With each successive new generation, we have been able to reduce the material costs compared to the prior generation’s material costs: Our second generation had material costs at the start of production that were approximately 60% lower per kilowatt than our first generation and our third generation had material costs at the start of production that were more than 35% lower per kilowatt than our second generation.

Expand into international markets and new fast-growing segments

International. Most of our current and target customers have global footprints, which we expect will be another avenue for growth while also lowering the cost and risk of new market entry. Today, we have installations in Japan and India.

We also target fast-growing segments where we believe we can deliver significant value including data centers and critical facilities such as distribution centers, which cannot suffer even a momentary disruption to power without significant negative consequences.

Data Centers. According to Technavio, a leading market research company, the global data center power market was valued at $9.9 billion in 2014 and is expected to reach $18.7 billion by 2019, growing at a compound annual growth rate of 14%. We are well positioned in the data center power market, with the capability to provide primary power for data centers with up to Tier III availability and reliability without reliance on traditional backup or power conditioning equipment.

Micro-Grids. To mitigate the risk of grid power outages, there is significant and growing interest in micro-grids, which combine distributed power generation and storage into a network that can be isolated from the larger grid. According to Technavio, the global micro-grid market was valued at $9.2 billion in 2014 and is expected to reach $21.8 billion by 2019, growing at a compound annual growth rate of 19%. We are well positioned to compete in this market by providing a field-customizable, on-site, always-on base load power generation system—a key requirement for a micro-grid solution.

Provide innovative financing options to our customers

We intend to continue to assist our customers by providing innovative financing options to purchase our solution and grow our market opportunity. Our customers can purchase our systems outright, with operations and maintenance services contracts, or purchase the electricity that our Energy Servers produce without any upfront costs, through various financing vehicles, including leases and power purchase agreements (PPAs).

Risk Factors

Our business is subject to many risks and uncertainties, as more fully described under “Risk Factors” and elsewhere in this prospectus. For example, you should be aware of the following before investing in our common stock:

•	our limited operating history and our nascent industry makes evaluating our business and future prospects difficult;

•	the distributed generation industry is an emerging market and distributed generation may not receive widespread market acceptance;

•	we have incurred significant losses in the past and we do not expect to be profitable for the foreseeable future;

•	our Energy Servers have significant upfront costs, and we will need to attract investors to help customers finance purchases;

•	if our Energy Servers contain manufacturing defects, our business and financial results could be harmed;

•	if our estimates of useful life for our Energy Servers are inaccurate or we do not meet service and performance warranties and guarantees, our business and financial results could be harmed;

•	our business currently depends on the availability of rebates, tax credits and other financial incentives. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and harm our financial results;

•	we rely on tax equity financing arrangements to realize the benefits provided by investment tax credits and accelerated tax depreciation;

•	we derive a substantial portion of our revenue and backlog from a limited number of customers, and the loss of, or a significant reduction in orders from, a large customer could have a material adverse effect on our operating results and other key metrics;

•	our products involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business;

•	our business is subject to risks associated with construction, cost overruns and delays, including those related to obtaining government permits, and other contingencies that may arise in the course of completing installations;

•	the failure of our suppliers to continue to deliver necessary raw materials or other components of our Energy Servers in a timely manner could prevent us from delivering our products within required time frames, and could cause installation delays, cancellations, penalty payments and damage to our reputation;

•	our financial condition and results of operations and other key metrics are likely to fluctuate on a quarterly basis in future periods, which could cause our results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock;

•	we must maintain customer confidence in our liquidity and long-term business prospects in order to grow our business; and

•	a material decrease in the retail price of utility-generated electricity or an increase in the price of natural gas would affect demand for our Energy Servers.

Corporate Information

We were incorporated in the State of Delaware on January 18, 2001 as Ion America Corporation. On September 20, 2006, we changed our name to Bloom Energy Corporation. Our principal executive offices are located at 1299 Orleans Drive, Sunnyvale, California 94089, and our telephone number is (408) 543-1500. Our website address is www.bloomenergy.com. The information on, or that can be accessed through, our website is not part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

“Bloom Energy” is our registered trademark in the United States and is registered in Japan, India, Australia, the European Union and under the Madrid Protocol. Our other registered trademarks and service marks in the United States include: Energy Server, Bloom Electrons, Bloomconnect, Bloomenergy, Bloom Box and BE. This prospectus also contains trademarks, service marks and trade names of other companies. We do not intend for our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of, us by these other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements;

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

•	extended transition periods for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (1) the end of the first fiscal year in which our annual gross revenue is $1.0 billion or more; (2) the end of the first fiscal year in which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the end of the fiscal year during which the fifth anniversary of this offering occurs. We may choose to take advantage of some, but not all, of the available benefits under the

JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we currently intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered	shares

Common stock outstanding after this offering	shares

Option to purchase additional shares of our common stock from us	shares

Option to purchase additional shares of our common stock from the selling stockholders	shares

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $ million, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

We intend to use the net proceeds from this offering for general corporate purposes, including research and development and sales and marketing activities, general and administrative matters and capital expenditures. See “Use of Proceeds.”

Proposed symbol	“BE”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 131,726,337 shares of our common stock outstanding as of June 30, 2016, and excludes:

•	13,939,932 shares of our common stock issuable upon exercise of outstanding stock options as of June 30, 2016 with a weighted average exercise price of $15.14 per share under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan;

•	1,883,102 shares of our common stock issuable upon settlement of restricted stock units (RSUs) outstanding as of June 30, 2016 under our 2012 Equity Incentive Plan;

•	50,000 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock as of June 30, 2016, with an exercise price of $25.76 per share;

•	1,141,184 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series F convertible preferred stock and Series G convertible preferred stock as of June 30, 2016, with a weighted average exercise price of $21.18 per share, which, if not exercised prior to the completion of this offering, shall convert in accordance with their terms into warrants to purchase common stock;

•	up to 400,000 shares of our common stock issuable to one of our customers on the occurrence of certain installation milestones;

•	200,000 shares of common stock issuable 180 days from the date of this prospectus. These shares will be issued as part of a dispute settlement with a securities placement agent as described in “Description of Capital Stock—Securities Acquisition Agreement”;

•	shares of our common stock issuable upon the conversion of our outstanding 5.0% Convertible Senior Secured PIK Notes due 2020 (5% Notes) as of June 30, 2016, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which notes will be convertible at the option of the holders thereof following the completion of this offering (for each $1.00 increase or decrease in the public offering price per share, the number of shares issuable upon such conversion would increase or decrease, as applicable, by shares); and

•	shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 4,018,316 shares of common stock reserved for issuance under our 2012 Equity Incentive Plan as of June 30, 2016, shares of common stock reserved for issuance under our 2016 Equity Incentive Plan, and shares of common stock reserved for issuance under our 2016 Employee Stock Purchase Plan, and excluding shares that become available under the 2016 Equity Incentive Plan and 2016 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Because the conversion price of the 5% Notes will depend upon the actual initial public offering price per share in this offering, the actual number of shares issuable upon such conversion will likely differ from the number of shares set forth above. In this regard, a $1.00 increase in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the number of shares of our common stock issuable on conversion of the 5% Notes by              shares. A $1.00 decrease in the assumed initial public offering price would increase the number of shares of our common stock issuable on conversion of the 5% Notes by              shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities—Bloom Energy Indebtedness” for more information.

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible redeemable preferred stock into an aggregate of 107,610,121 shares of common stock, effective upon the closing of this offering;

•	the automatic conversion of all of our outstanding 8% subordinated secured convertible promissory notes (8% Notes) into shares of our Series G convertible redeemable preferred stock at a per share price of $25.76 as of June 30, 2016, and the subsequent automatic conversion of such shares of Series G convertible redeemable preferred stock into an aggregate of 8,426,234 shares of common stock effective upon the closing of this offering;

•	no issuance of shares upon the exercise or settlement of outstanding stock options, warrants or restricted stock units subsequent to June 30, 2016, except for an aggregate of 150,533 shares of common stock that we expect to issue upon the exercise of outstanding warrants exercisable for shares of our Series F convertible preferred stock, which warrants would otherwise expire immediately prior to the completion of this offering;

•	the issuance and exercise of warrants to purchase 469,333 shares of our common stock at an exercise price of $0.01 per share to certain purchasers of our 5% Notes, as described in “Description of Capital Stock—5.0% Convertible Senior Secured PIK Notes due 2020,” which warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	the underwriters will not exercise their option to purchase additional shares of common stock from us and the selling stockholders in this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

The summary consolidated statements of operations data for the years ended December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the six months ended June 30, 2015 and 2016 and the summary consolidated balance sheet data as of June 30, 2016 from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read the following selected consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

Please see the section titled “Selected Consolidated Financial Data—Key Operating Metrics” for information regarding how we define our product accepted during the period, megawatts deployed, free cash flow, billings for product accepted in the period, billings for installation on product accepted, billings for annual maintenance services agreements, product costs of product accepted, period costs of manufacturing related expenses not included in product costs and installation costs on product accepted.

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue
Product	$160,892	$61,853	$63,786	$30,729
Installation	13,558	18,781	12,436	6,280
Service	26,437	36,944	17,509	21,572
Electricity	47,253	55,311	26,242	32,789

Total revenue	248,140	172,889	119,973	91,370
Cost of revenue
Product	213,264	163,143	88,612	47,973
Installation	18,536	24,588	16,481	7,040
Service	105,657	135,470	66,479	60,038
Electricity	24,305	31,372	14,489	15,454

Total cost of revenue	361,762	354,573	186,061	130,505

Gross profit (loss)	(113,622)	(181,684)	(66,088)	(39,135)

Operating expenses
Research and development	53,001	43,933	22,578	22,217
Sales and marketing	16,434	19,543	9,799	12,465
General and administrative	50,573	58,976	31,413	28,619

Total operating expenses	120,008	122,452	63,790	63,301

Loss from operations	(233,630)	(304,136)	(129,878)	(102,436)
Interest expense	(21,606)	(40,633)	(17,957)	(37,525)
Other expense, net	(4,350)	(2,891)	(2,390)	(297)
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	(1,825)	2,686	2,657	1,453

Net loss before income taxes	(261,411)	(344,974)	(147,568)	(138,805)
Income tax provision	574	707	285	425

Net loss	(261,985)	(345,681)	(147,853)	(139,230)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(44,369)	(4,678)	(2,422)	(27,960)

Net loss attributable to common stockholders	$(217,616)	$(341,003)	$(145,431)	$(111,270)

Net loss per share attributable to common stockholders, basic and diluted	$(15.45)	$(23.34)	$(10.06)	$(7.42)

Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted	14,088	14,611	14,461	15,000

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(2.61)		$(0.85)

Pro forma weighted average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		130,554		131,368

Consolidated statements of cash flow data:	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Net cash used in operating activities (in thousands)	$(281,109)	$(309,691)	$(129,653)	$(140,853)

Key operating metrics:

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Product accepted during the period (in 100 kilowatt systems)	347	349	181	298
Megawatts deployed as of period end	153	186	171	208
Free cash flow(1) (in thousands)	$(264,370)	$(162,283)	$(68,830)	$(12,273)

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Billings for product accepted in the period	$249,283	$258,075	$134,991	$228,533
Billings for installation on product accepted in the period	26,936	47,004	24,054	49,450
Billings for annual maintenance services agreements	48,963	60,586	22,713	24,072

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016
Product costs of product accepted in the period (per kilowatt)	$5,961	$6,400	$6,351	$5,072	$5,086	$4,809
Period costs of manufacturing related expenses not included in product costs (in thousands)	13,702	9,450	11,940	9,396	4,302	4,586
Installation costs on product accepted in the period (per kilowatt)	1,708	2,299	1,781	1,117	1,280	1,481

(1)	Free cash flow is a non-GAAP financial measure. See “Selected Consolidated Financial Data—Free Cash Flow Reconciliation” for a reconciliation of this non-GAAP financial measure to net cash used in operating activities, the most directly comparable financial measure calculated in accordance with GAAP.

For a discussion of these key operating metrics, see “Summary Consolidated Financial and Other Data—Key Operating Metrics” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics”.

Our consolidated balance sheet as of June 30, 2016 is presented on:

•	an actual basis;

•	a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our preferred stock into 107,610,121 shares of common stock immediately prior to the closing of this offering, (ii) the automatic conversion of all outstanding 8% Notes to Series G convertible preferred stock at a per share price of $25.76, and the conversion of such Series G convertible preferred stock into 8,426,234 shares of common stock immediately prior to the completion of this offering, (iii) the issuance and exercise of warrants to purchase 469,333 shares of our common stock at an exercise price of $0.01 per share to certain purchasers of our 5% Notes, as described in “Description of Capital Stock—5.0% Convertible Senior Secured PIK Notes due 2020,” which warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering, and (iv) the effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•	a pro forma as adjusted basis to give effect to (i) the pro forma adjustments set forth above, (ii) the issuance of 150,533 shares of common stock that we expect to issue upon the exercise of warrants that would expire if not exercised prior to the completion of this offering, and (iii) the sale and issuance of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2016
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$125,042	$125,042	$
Working capital	101,296	101,296
Total assets	1,048,700	1,048,700
Long term portion of debt	704,323	704,323
Total liabilities	1,252,011	903,055
Convertible redeemable preferred stock	1,465,834	—
Redeemable noncontrolling interest and noncontrolling interest	141,074	141,074
Stockholders’ deficit	(1,810,219)	(127,320)

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range on the cover of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and stockholders’ deficit by approximately $ million, assuming that the number of shares we offer, as stated on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, before you decide to purchase shares of our common stock. While we believe the risks and uncertainties described below include all material risks currently known by us, it is possible that these may not be the only ones we face. If any of the risks actually occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

Our limited operating history and our nascent industry makes evaluating our business and future prospects difficult.

From our inception in 2001 through 2008, we were focused principally on research and development activities relating to our Energy Server technology. We did not deploy our first Energy Server and did not recognize any revenue until 2008. As a result, we have a limited history operating our business at its current scale, and therefore a limited history upon which you can base an investment decision.

Our Energy Server is a new type of product in the nascent distributed energy industry. Predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing a new product into a nascent industry.

The distributed generation industry is an emerging market and distributed generation may not receive widespread market acceptance.

The distributed generation industry is still relatively nascent, and we cannot be sure that potential customers will accept distributed generation more broadly, or our Energy Server products more specifically. Enterprises may be unwilling to adopt our solution over traditional or competing power sources for any number of reasons including the perception that our technology is unproven, lack of confidence in our business model and lack of awareness of our product. Because this is an emerging industry, broad acceptance of our products and service is subject to a high level of uncertainty and risk. If the market develops more slowly than we anticipate, our business will be harmed.

We have incurred significant losses in the past and we do not expect to be profitable for the foreseeable future.

Since our inception in 2001, we have incurred significant net losses and have used significant cash in our business. As of June 30, 2016, we had an accumulated deficit of $1.9 billion. We expect to continue to expand our operations, including by investing in manufacturing, sales and marketing, research and development, staffing systems and infrastructure to support our growth. We anticipate that we will incur net losses for the foreseeable future. Our ability to achieve profitability in the future will depend on a number of factors, including:

•	growing our sales volume;

•	increasing sales to existing customers and attracting new customers;

•	attracting and retaining financing partners who are willing to provide financing for sales on a timely basis and with attractive terms;

•	continuing to improve the useful life of our fuel cell technology and reducing our warranty servicing costs;

•	reducing the cost of producing our Energy Servers;

•	improving the efficiency and predictability of our installation process;

•	improving the effectiveness of our sales and marketing activities; and

•	attracting and retaining key talent in a competitive marketplace.

Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

Our Energy Servers have significant upfront costs, and we will need to attract investors to help customers finance purchases.

Our Energy Servers have significant upfront costs. In order to assist our customers in obtaining financing for our products, we have leasing programs with two leasing partners who have prequalified our product and provide financing for customers both in the form of traditional leasing and in sale-leaseback sublease arrangements we refer to as managed services. In addition to the leasing model, we also offer power purchase agreements (PPAs) in which the cost of the Energy Server is funded by an investment entity which is financed by us and/or third-party investors (PPA entities).

We will need to grow committed financing capacity with existing partners, or attract additional partners to support our growth, and these partners may discontinue their relationship with us at any time. Our ability to attract third-party financing depends on many factors that are outside of our control, including the investors’ ability to utilize tax credits and other government incentives, our perceived creditworthiness and the condition of credit markets generally. Our leasing partners’ financing of customer purchases is subject to conditions such as the customer’s credit quality and the expected minimum internal rate of return on the customer engagement, and if these conditions are not satisfied, we could experience customer cancellations and an adverse effect on our revenue in a particular period. We currently have committed funding from our PPA entities for new PPAs through December 31, 2016; however, such funding may not be adequate. If we are unable to help our customers arrange financing for our Energy Servers, our business will be harmed.

If our Energy Servers contain manufacturing defects, our business and financial results could be harmed.

Our Energy Servers are complex products, and they may contain undetected or latent errors or defects. In the past, we have experienced latent defects, only discovered once the Energy Server is deployed in the field. Field conditions such as the quality of the natural gas supply and utility processes which vary by region have affected the performance of our Energy Servers and are not always possible to predict until the system is in operation. Although we believe we have designed new generations of Energy Servers to better withstand the variety of field conditions we have encountered, as we move into new geographies, we may encounter new and unanticipated field conditions. Changes in our supply chain or the failure of our suppliers to otherwise provide us with components or materials that meet our specifications could also introduce defects into our products. In addition, as we grow our manufacturing volume, the chance of manufacturing defects could increase. Any manufacturing defects or other failures of our Energy Servers to perform as expected could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and significantly and adversely affect customer satisfaction, market acceptance and our business reputation.

If our estimates of useful life for our Energy Servers are inaccurate or we do not meet service and performance warranties and guarantees, our business and financial results could be harmed.

We offer customers using our purchase and lease programs the opportunity to renew their operations and maintenance service agreements on an annual basis, for up to 20 years, at prices predetermined at the time of purchase of the Energy Server. Our pricing of these contracts and our reserves for warranty and replacement are based upon our estimates of the life of our Energy Servers and their components. We also provide performance warranties and guarantees covering the efficiency and output performance of our Energy Servers. We do not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties and guarantee levels may require us to replace the Energy Servers or refund their cost to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance, capped at a percentage of the relevant equipment purchase prices. Early generations of our Energy Server did not have the useful life and did not perform at an output and efficiency level that we expected. As further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we are implementing a fleet decommissioning program for our early generation Energy Servers in our PPA I program, which resulted in a significant adjustment to revenue in the quarter ended December 31, 2015, as we would otherwise have failed to meet efficiency and output warranties. As of June 30, 2016, we had a total of 68.6 megawatts in total deployed early generation servers, including our first and second generation servers, out of our total installed base of 208 megawatts. We accrue for product warranty costs and recognize losses on service or performance warranties based on our estimates of costs that may be incurred and historical experience; however, actual warranty expenses have in the past been and may in the future be greater than we have assumed in our estimates, the accuracy of which may be hindered due to our limited operating history operating at our current scale. We accrue for extended warranty costs that we expect to incur under the maintenance service agreements that our customers renew for a term of typically one year. In addition, we expect that our deployed early generation Energy Servers may continue to perform at a lower output and efficiency level, and as a result the maintenance costs may exceed the contracted prices that we expect to generate in respect of those servers if our customers continue to renew their maintenance service agreements in respect of those servers.

Our business currently depends on the availability of rebates, tax credits and other financial incentives. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and harm our financial results.

The U.S. federal government and some state and local governments provide incentives to end users and purchasers of our Energy Servers in the form of rebates, tax credits and other financial incentives, such as system performance payments and payments for renewable energy credits associated with renewable energy generation. We rely on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of the Energy Servers to our customers in the United States, including by lowering the cost of capital to our customers, as our financing partners and PPA tax equity investors may take advantage of these financial incentives. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy.

Currently, the U.S. federal government offers a 30% Investment Tax Credit under Section 48 of the Internal Revenue Code, or the federal business energy investment tax credit (ITC), for the installation of specified fuel cell properties. Without government action, this tax credit will terminate for fuel cells installed after December 31, 2016. The credit is equal to 30% of expenditures applied against system cost and installation, and the credit for fuel cells is capped at $1,500 per 0.5 kilowatt of capacity. In addition to the ITC, our Energy Servers have qualified for tax exemptions, incentives, or other customer incentives in many states including the states of New Jersey, Connecticut, New York and California. Some states have utility procurement programs and/or renewable portfolio standards for which our technology is eligible. Our Energy Servers are currently installed in 10 U.S. states, each of which may have its own enabling policy framework. There is no guarantee that these policies will continue to exist in their current form, or at all. Such state programs may face increased opposition on the U.S. federal, state and local levels in the future. Changes in federal or state programs could reduce demand for our Energy Servers, impair sales financing and adversely impact our business results.

For example, the California Self Generation Incentive Program (SGIP) is a program administered by the California Public Utilities Commission (CPUC) which provides incentives to investor-owned utility customers that install eligible distributed energy resources. In July 2016, the CPUC modified the SGIP to provide a smaller allocation of the incentives available to generating technologies such as our Energy Servers and a larger allocation to storage technologies. As modified, the SGIP will require all eligible power generation sources consuming natural gas to use a minimum of 10% biogas to receive SGIP funds beginning in 2017, with this minimum biogas requirement increasing to 25% in 2018, 50% in 2019 and 100% in 2020. In addition, the CPUC provided a further limitation on the available allocation of funds that any one participant may claim under the SGIP. The SGIP will expire on January 21, 2021 absent extension. Our billings for product accepted derived from customers benefiting from the SGIP represented approximately 43% and 52% of total billings for product accepted for the years ended December 31, 2014 and December 31, 2015, respectively.

We rely on tax equity financing arrangements to realize the benefits provided by investment tax credits and accelerated tax depreciation.

If we continue to utilize our Bloom Electrons program, our PPA financing program, we expect that any PPA entities we create will receive capital from tax equity investors. Tax equity investors are generally entitled to substantially all of the project’s tax benefits, such as those provided by the ITC and Modified Accelerated Cost Recovery System (MACRS) depreciation, until these investors achieve their respective agreed rates of return. The number of and available capital from potential tax equity investors is limited, and we compete with other energy companies eligible for these tax benefits to access such investors. Concerns regarding our limited operating history and lack of profitability have made it difficult to attract investors in the past. Our ability to obtain additional financing in the future depends on the continued confidence of banks and other financing sources in our business model and the market for our Energy Servers. In addition, conditions in financial and credit markets generally may result in the contraction of available tax equity financing. If we are unable to enter into tax equity financing agreements with attractive pricing terms or at all, we may not be able to attract the capital needed to fund our Bloom Electrons program or use the tax benefits provided by the ITC and MACRS depreciation, which could make it more difficult for customers to finance the purchase of our Energy Servers and therefore harm our business, financial condition and results of operations.

We derive a substantial portion of our revenue and backlog from a limited number of customers, and the loss of, or a significant reduction in orders from, a large customer could have a material adverse effect on our operating results and other key metrics.

In any particular period, a substantial amount of our total revenue could come from a relatively small number of customers. As an example, for the year ended December 31, 2014, approximately 91% of our revenue came from our top 20 customers, with one customer accounting for approximately 27% of our total revenue. In 2015, our top 20 customers accounted for approximately 85% of our total revenue and two customers, that were not in our top 20 customers for 2014, accounted for approximately 22% of our total revenue. For the six months ended June 30, 2016, approximately 90% of our total revenue came from our top 20 customers, with two customers accounting for approximately 46% of our total revenue. Since we recognize the product revenue for customer-financed purchases at the time that the Energy Server is accepted, rather than recognizing the product revenue ratably over the life of the contract, a customer that self-finances a purchase could have an outsize effect on revenue in the period in which that customer’s Energy Server is accepted.

In addition, two customers accounted for approximately two-thirds of our backlog as of December 31, 2015. The loss of any large customer order, or delays in installations of new Energy Servers with any large customer, could materially and adversely affect our business results.

Our products involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business.

Our sales cycle is typically 12 to 18 months, but can vary considerably. In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our product and its technology. The period between initial discussions with a potential customer and the sale of even a single product typically depends on a number of factors, including the potential customer’s budget and decision as to the type of financing it chooses to use, as well as the arrangement of such financing. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle. Once a customer makes a formal decision to purchase our product, the fulfillment of the sales order by us requires a substantial amount of time. Currently, we believe the time between the entry into a sales contract with a customer and the installation of our Energy Servers can range from nine to twelve months or more. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources without having certainty of generating a sale.

These lengthy sales and installation cycles increase the risk that our customers fail to satisfy their payment obligations or cancel orders before the completion of the transaction or delay the planned date for installation. Generally, a customer can cancel an order prior to installation, although they will generally be charged for any installation and site preparations costs incurred prior to cancellation. Cancellation rates can be between 10% and 20% in any given period, due to such factors as an inability to install an Energy Server at the customer’s chosen location because of permitting or other regulatory issues or other reasons unique to each customer. Our operating expenses are based on anticipated sales levels, and many of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, our business could be materially and adversely affected. Since we do not recognize revenue on the sales of our products until installation and acceptance, a small fluctuation in the timing of the completion of our sales transactions could cause operating results to vary materially from period to period.

Our business is subject to risks associated with construction, utility interconnection, cost overruns and delays, including those related to obtaining government permits, and other contingencies that may arise in the course of completing installations.

Because we do not recognize revenue on the sales of our Energy Servers until installation and acceptance, our financial results are dependent, to a large extent, on the timeliness of the installation of our Energy Servers. Furthermore, in some cases, the installation of our Energy Servers may be on a fixed price basis, which subjects us to the risk of cost overruns or other unforeseen expenses in the installation process.

Although we generally are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, and the rules surrounding the interconnection of customer-owned electricity generation for specific technologies. In the United States, governments frequently modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different requirements for utilities and rates for commercial customers on a regular basis. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances or other rules that apply to our installations and new technology could make it more costly for us or our customers to install and operate our Energy Servers on particular sites, and in turn could negatively affect our ability to deliver cost savings to customers for the purchase of electricity.

The construction, installation and operation of our Energy Servers at a particular site is also generally subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires various local and other governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over our installations, to design our Energy Servers to comply with these varying standards, and to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our and our customers’ abilities to develop that project or increase the cost so substantially that the project is no longer attractive to us or our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our Energy Servers and could therefore adversely affect the timing of the recognition of revenue related to the installation, which could harm our operating results in a particular period.

In addition, the completion of many of our installations is dependent upon the availability of and timely connection to the natural gas grid and the local electric grid. In some jurisdictions, the local municipality has denied our request for connection. Any delays in our ability to connect with utilities, delays in the performance of installation-related services or poor performance of installation-related services by our general contractors or sub-contractors will have a material adverse effect on our results and could cause operating results to vary materially from period to period.

Furthermore, we rely on third party general contractors to install Energy Servers at our customers’ sites. We currently work with a limited number of general contractors, which has impacted and may continue to impact our ability to make installations as planned. Our work with contractors or their sub-contractors may have the effect of us being required to comply with additional rules (including rules unique to our customers), working conditions, site remediation and other union requirements, which can add costs and complexity to an installation project. The timeliness, thoroughness and quality of the installation-related services performed by our general contractors and their sub-contractors in the past have not always met our expectations or standards and in the future may not meet our expectations and standards.

The failure of our suppliers to continue to deliver necessary raw materials or other components of our Energy Servers in a timely manner could prevent us from delivering our products within required time frames, and could cause installation delays, cancellations, penalty payments and damage to our reputation.

We rely on a limited number of third-party suppliers for some of the raw materials and components for our Energy Servers. If we fail to develop or maintain our relationships with our suppliers, or if there is otherwise a shortage or lack of availability of any required raw materials or components, we may be unable to manufacture our Energy Servers or our Energy Servers may be available only at a higher cost or after a long delay. Such delays could prevent us from delivering our Energy Servers to our customers within required timeframes and cause order cancellations. We have had to create our own supply chain for some of the components and materials utilized in our fuel cells. We have made significant expenditures in the past to develop our supply chain. In many cases we entered into contractual relationships with suppliers to jointly develop the components we needed. These activities were time and capital intensive. Accordingly, the number of suppliers we have for some of our components and materials is limited and in some cases sole sourced. Some of our suppliers use proprietary processes to manufacture components. We may be unable to obtain comparable components from alternative suppliers without considerable delay, expense or at all, as replacing these suppliers could require us either to make significant investments to bring the capability in house or to invest in a new supplier partner. Some of our suppliers are smaller, private companies, heavily dependent on us as a customer. If our suppliers face difficulties obtaining the credit or capital necessary to expand their operations when needed, they could be unable to supply necessary raw materials and components needed to support our planned sales and services operations, which would negatively impact our sales volumes and cash flows.

Moreover, we may experience unanticipated disruptions to operations or other difficulties with our supply chain or internalized supply processes due to exchange rate fluctuations, volatility in regional markets from where materials are obtained, particularly China and Taiwan, changes in the general macroeconomic outlook, political instability, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism, acts of war or natural disasters. The failure by us to obtain raw materials or components in a timely manner, or to obtain raw materials or components that meet our quantity and cost requirements, could impair our ability to manufacture our Energy Servers or increase their costs or service our existing portfolio of Energy Servers under maintenance services agreements. If we cannot obtain substitute materials or components on a timely basis or on acceptable terms, we could be prevented from delivering our Energy Servers to our customers within required timeframes, which could result in sales and installation delays, cancellations, penalty payments, or damage to our reputation, any of which could have a material adverse effect on our business and results of operations. In addition, we rely on our suppliers to meet quality standards, and the failure of our suppliers to meet or exceed those quality standards could cause delays in the delivery of our products, unanticipated servicing costs and damage to our reputation.

Our financial condition and results of operations and other key metrics are likely to fluctuate on a quarterly basis in future periods, which could cause our results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock.

Our financial condition and results of operations and other key metrics have fluctuated significantly in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control. For example, the amount of product revenue we recognize in a given period is materially dependent on the volume of installations of our Energy Servers in that period and the type of financing used by the customer. As an example, our total revenue was approximately $277.7 million, $248.1 million and $172.9 million in 2013, 2014 and 2015, respectively. This decrease was due in large part to decreases in sales that required revenue recognition up front, as well as sales in 2014 being affected by a lower average sales price as a result of a direct purchase for a large customer site with the installation managed by the customer.

In addition to the other risks described in this “Risk Factors” section, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:

•	the timing of installations, which may depend on many factors such as availability of inventory, product quality or performance issues, or local permitting requirements, utility requirements, environmental, health and safety requirements, weather and customer facility construction schedules;

•	size of particular installations and number of sites involved in any particular quarter;

•	the mix in the type of purchase or financing options used by customers in a period;

•	whether we are able to structure our sales agreements in a manner that would allow for the product and installation revenue to be recognized up front at acceptance;

•	delays or cancellations of Energy Server installations;

•	fluctuations in our service costs, particularly due to unaccrued costs of servicing and maintaining Energy Servers;

•	weaker than anticipated demand for our Energy Servers due to changes in government incentives and policies;

•	fluctuations in our research and development expense, including periodic increases associated with the pre-production qualification of additional tools as we expand our production capacity;

•	interruptions in our supply chain;

•	the length of the sales and installation cycle for a particular customer;

•	the timing and level of additional purchases by existing customers; and

•	unanticipated expenses or installation delays associated with changes in governmental regulations, permitting requirements by local authorities at particular sites, utility requirements and environmental, health and safety requirements.

Fluctuations in our operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, our revenue, key operating metrics and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our common stock.

We must maintain customer confidence in our liquidity and long-term business prospects in order to grow our business.

Currently, we are the only provider able to fully support and maintain our Energy Servers. If potential customers believe we do not have sufficient capital or liquidity to operate our business over the long term or that we will be unable to maintain their Energy Servers and provide satisfactory support, customers may be less likely to purchase or lease our products, particularly in light of the significant financial commitment required. In addition, financing sources may be unwilling to provide financing on reasonable terms. Similarly, suppliers, financing partners and other third parties may be less likely to invest time and resources in developing business relationships with us if they have concerns about the success of our business.

Accordingly, in order to grow our business, we must maintain confidence among customers, suppliers, financing partners and other parties in our liquidity and long-term business prospects. This may be particularly complicated by factors such as:

•	our limited operating history at a large scale;

•	our lack of profitability;

•	unfamiliarity with or uncertainty about our Energy Servers and the overall perception of the distributed generation market;

•	prices for electricity or natural gas in particular markets;

•	competition from alternate sources of energy;

•	warranty or unanticipated service issues we may experience;

•	the environmental consciousness and perceived value of environmental programs to our customers;

•	the size of our expansion plans in comparison to our existing capital base and the scope and history of operations;

•	the availability and amount of tax incentives, credits, subsidies or other programs; and

•	the other factors set forth in this section.

Several of these factors are largely outside our control, and any negative perceptions about our liquidity or long-term business prospects, even if unfounded, would likely harm our business.

A material decrease in the retail price of utility-generated electricity or an increase in the price of natural gas would affect demand for our Energy Servers.

We believe that a customer’s decision to purchase our Energy Servers is significantly influenced by the price, and price predictability of electricity generated by our Energy Servers in comparison to the retail price and future price outlook of electricity from the local utility grid and other renewable energy sources. In some states and countries, the current cost of grid electricity, even together with available subsidies, does not render our product economically attractive. Furthermore, if the retail prices of grid electricity do not increase over time at the rate that we or our customers expect, it could reduce demand for our Energy Servers and harm our business. Several factors could lead to a reduction in the price or future price outlook for grid electricity, including the impact of energy conservation initiatives that reduce electricity consumption, construction of additional power generation plants (including nuclear, coal or natural gas) and technological developments by others in the electric power industry which could result in electricity being available at costs lower than those that can be achieved from our Energy Servers.

Furthermore a very significant increase in the price of natural gas or curtailment of availability could make our Energy Servers less economically attractive to potential customers and reduce demand.

We currently face and will continue to face significant competition.

We compete for customers, financing partners and incentive dollars with other electric power providers. Many providers of grid electricity, such as traditional utilities, have longer operating histories, customer incumbency advantages, access to and influence with local and state governments, and more capital resources than we do. Significant developments in alternative technologies, such as energy storage, wind, solar or hydro power generation, or improvements in the efficiency or cost of traditional energy sources including coal, oil, natural gas used in combustion, or nuclear power, may materially and adversely affect our business and prospects in ways we cannot anticipate. We may also face new competitors who are not currently in the market. If we fail to adapt to changing market conditions and to compete successfully with grid electricity or new competitors, we will limit our growth and adversely affect our business results.

Our future success depends in part on our ability to increase our production capacity and we may not be able to do so in a cost-effective manner.

To the extent we are successful in growing our business, we may need to increase our production capacity. Our ability to plan, construct and equip additional manufacturing facilities is subject to significant risks and uncertainties, including the following:

•	The expansion or construction of any manufacturing facilities will be subject to the risks inherent in the development and construction of new facilities, including risks of delays and cost overruns as a result of factors outside our control, such as delays in government approvals, burdensome permitting conditions, and delays in the delivery of manufacturing equipment and subsystems that we manufacture or obtain from suppliers.

•	It may be difficult to expand our business internationally without additional manufacturing facilities located outside the United States. Adding manufacturing capacity in any international location will subject us to new laws and regulations including those pertaining to labor and employment, environmental and export import. In addition, it brings with it the risk of managing larger scale foreign operations.

•	We may be unable to achieve the production throughput necessary to achieve our target annualized production run rate at our current and future manufacturing facilities.

•	Manufacturing equipment may take longer and cost more to engineer and build than expected, and may not operate as required to meet our production plans.

•	We may depend on third-party relationships in the development and operation of additional production capacity, which may subject us to the risk that such third parties do not fulfill their obligations to us under our arrangements with them.

If we are unable to expand our manufacturing facilities, we may be unable to further scale our business. If the demand for our Energy Servers or our production output decreases or does not rise as expected, we may not be able to spread a significant amount of our fixed costs over the production volume, thereby increasing our per unit fixed cost, which would have a negative impact on our financial condition and results of operations.

We have in some instances, entered into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.

We have entered into long-term supply agreements with certain suppliers. Some of these supply agreements provide for fixed or inflation-adjusted pricing and substantial prepayment obligations. If our suppliers provide insufficient inventory at the level of quality to meet customer demand, or if our suppliers are unable or unwilling to provide us with the contracted quantities, as we have limited or in some case no alternatives for supply, our results of operations could be materially and negatively impacted. Further, we face significant specific counterparty risk under long-term supply agreements when dealing with suppliers without a long, stable production and financial history. Given the uniqueness of our product, many of our suppliers do not have a long operating history and are private companies that may not have substantial capital resources. In the event any such supplier experiences financial difficulties, it may be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments. We do not know whether we will be able to maintain long-term supply relationships with our critical suppliers, or secure new long-term supply agreements. Any of the foregoing could materially harm our financial condition and results of operations.

We, and some of our suppliers, obtain capital equipment used in our manufacturing process from sole suppliers and if this equipment is damaged or otherwise unavailable, our ability to deliver our Energy Servers on time will suffer.

Some of the capital equipment used to manufacture our products and some of the capital equipment used by our suppliers have been developed and made specifically for us, are not readily available from multiple vendors, and would be difficult to repair or replace if they did not function properly. If any of these suppliers were to experience financial difficulties or go out of business, or if there were any damage to or a breakdown of our manufacturing equipment and we could not obtain replacement equipment in a timely manner, our business would suffer. In addition, a supplier’s failure to supply this equipment in a timely manner, with adequate quality, and on terms acceptable to us, could disrupt our production schedule or increase our costs of production.

If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.

We must continue to reduce the manufacturing costs for our Energy Servers to expand our market. While we have been successful in reducing our manufacturing costs to date, the cost of components and raw materials, for example, could increase in the future. Any such increases could slow our growth and cause our financial results and operational metrics to suffer. In addition, we may face increases in our other expenses, including increases in wages or other labor costs, as well as installation, marketing, sales or related costs. We may continue to make significant investments to drive growth in the future. Increases in any of these costs could adversely affect our results of operations and financial condition and harm our business and prospects. If we are unable to reduce our cost structure in the future, we may not be able to achieve profitability, which could have a material adverse effect on our business and prospects.

If we fail to manage our growth effectively, our business and operating results may suffer.

Our current growth and future growth plans may make it difficult for us to efficiently operate our business, challenging us to effectively manage our capital expenditures and control our costs while we expand our operations to increase our revenue. If we experience significant growth in orders, without improvements in automation and efficiency, we may need additional manufacturing capacity and we and some of our suppliers may need additional and capital intensive equipment. Any growth in manufacturing must include a scaling of quality control as the increase in production increases the possible impact of manufacturing defects. In addition, any growth in the volume of sales of our Energy Servers may outpace our ability to engage sufficient and experienced personnel to manage the higher number of installations and to engage contractors to complete installations on a timely basis and in accordance with our expectations and standards. Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

Although we have taken many protective measures to protect our trade secrets, including agreements, limited access, segregation of knowledge, password protections and other measures, policing unauthorized use of proprietary technology can be difficult and expensive. For example, many of our engineers reside in California and it is not legally permissible to prevent them from working for a competitor, if and when one should exist. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope, or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may harm our business, prospects and reputation.

We rely primarily on patent, trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition or operating results. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately abroad.

Our patent applications may not result in issued patents, and our issued patents may not provide adequate protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that our pending patent applications will result in issued patents or that any of our issued patents will afford protection against a competitor. The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules, and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the United States.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, and operating results.

We may need to defend ourselves against claims that we infringe, have misappropriated or otherwise violate the intellectual property rights of others, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations, or individuals, including our competitors, may hold or obtain patents, trademarks, or other proprietary rights that they may in the future believe are infringed by our products or services. Although we are not currently subject to any claims related to intellectual property, these companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation, or other violations of such rights, or otherwise asserting their rights and seeking licenses or injunctions. Several of the proprietary components used in our Energy Servers have been subjected to infringement challenges in the past. We also generally indemnify our customers against claims that the products we supply infringe, misappropriate, or otherwise violate third party intellectual property rights, and we may therefore be required to defend our customers against such claims. If a claim is successfully brought in the future and we or our products are determined to have infringed, misappropriated, or otherwise violated a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease selling or using our products that incorporate the challenged intellectual property;

•	pay substantial damages (including treble damages and attorneys’ fees if our infringement is determined to be willful);

•	obtain a license from the holder of the intellectual property right, which license may not be available on reasonable terms or at all; or

•	redesign our products, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, prospects, operating results and financial condition. In addition, any litigation or claims, whether or not valid, could harm our reputation, result in substantial costs, and divert resources and management attention.

We also license technology from third parties, and incorporate components supplied by third parties into our products. We may face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers’ resources may be unavailable or insufficient to cover our costs and losses.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering and sales personnel. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our products and services, and negatively impact our business, prospects and operating results. In particular, we are highly dependent on the services of Dr. Sridhar, our President and Chief Executive Officer, and other key employees. None of our key employees is bound by an employment agreement for any specific term. We cannot assure you that we will be able to successfully attract and retain senior leadership necessary to grow our business. Furthermore, there is increasing competition for talented individuals in our field, and competition for qualified personnel is especially intense in the San Francisco Bay Area, where our principal offices are located. Our failure to attract and retain our executive officers and other key technology, sales, marketing and support personnel, could adversely impact our business, prospects, financial condition, and operating results. In addition, we do not have “key person” life insurance policies covering any of our officers or other key employees.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our manufacturing facilities.

We are subject to national, state, and local environmental laws and regulations as well as environmental laws in those foreign jurisdictions in which we operate. Environmental laws and regulations can be complex and may change often. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties or third-party damages. In addition, ensuring we are in compliance with applicable environmental laws could require significant time and management resources and could cause delays in our ability to build out, equip and operate our facilities, as well as service our fleet which would adversely impact our business, prospects, financial condition and operating results. In addition, environmental laws and regulations, such as the Comprehensive Environmental Response, Compensation and Liability Act in the United States, impose liability on several grounds for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. If, in the future, contamination is discovered at properties formerly owned or operated by us or owned or operated by us, or properties to which hazardous substances were sent by us, it could result in liability for us under environmental laws and regulations. Many of our customers who purchase our Energy Servers have high sustainability standards and any environmental noncompliance by us could harm our reputation and impact a current or potential customer’s buying decision. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future could have a material adverse effect on our financial condition or operating results.

Existing regulations and changes to such regulations impacting the electric power industry may create technical, regulatory and economic barriers which could significantly reduce demand for our Energy Servers.

The market for electricity generation products is heavily influenced by U.S. federal, state, local, and foreign government regulations and policies, as well as internal policies and regulations of electric utility providers. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. These regulations and policies are often modified and could continue to change, and this could result in a significant reduction in demand for our Energy Servers. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could change, increasing the cost to our customers of using our Energy Servers and making them less economically attractive. In addition, our project with Delmarva Power & Light Company (Delmarva) is subject to laws and regulations relating to electricity generation, transmission and sale, such as Federal Energy Regulatory Commission (FERC) regulation under various federal energy regulatory laws, and requires FERC authorization to make wholesale sales of electric energy, capacity, and ancillary services. Also, several of our PPA entities are subject to regulation under FERC with respect to market-based sales of electricity, which requires us to file notices and make other periodic filings with FERC, which increases our costs, and subjects us to additional regulatory oversight.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may in the future become subject to product liability claims. Our Energy Servers are considered high energy systems because they use flammable fuels and may operate at 480 volts. Although our Energy Servers are certified to meet ANSI, IEEE, ASME and NFPA design and safety standards, if not properly handled in accordance with our servicing and handling standards and protocols, there could be a system failure and resulting liability. These claims could require us to incur significant costs to defend. Furthermore, any successful product liability claim could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our company and our Energy Servers, which could harm our brand, business, prospects, and operating results. While we maintain product liability insurance, our insurance may not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our business and financial condition.

Current or future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We have been and continue to be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. Purchases of our products have also been the subject of litigation. For example, in 2011, an amendment to the Delaware Renewable Energy Portfolio Statute was enacted to permit the Delaware public service utility, Delmarva, to meet its renewable energy standards using energy generated by fuel cells manufactured and operated in Delaware. This statute required Delmarva to charge a tariff to its ratepayors to pay for certain costs of providers of such energy generated by fuel cells. In 2012, plaintiffs FuelCell Energy Inc. and John A. Nichols filed suit against Delaware Governor Jack Markell and the Delaware Public Service Commission in the U.S. District Court for Delaware, claiming that the 2011 amendment to the statute discriminated against interstate fuel cell providers and subsidized us for building a manufacturing facility in Delaware to manufacture fuel cells. We were not named as a party to this lawsuit, and the litigation was ultimately settled. In addition, since our Energy Server is a new type of product in a nascent market, we have in the past needed and may in the future need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation.

Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations.

A breach or failure of our networks or computer or data management systems could damage our operations and our reputation.

Our business is dependent on the security and efficacy of our networks and computer and data management systems. For example, all of our Energy Servers are connected to, controlled and monitored by our centralized remote monitoring service and we rely on our internal computer networks for many of the systems we use to operate our business generally. Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our infrastructure, including the network that connects our Energy Servers to our remote monitoring service, may be vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious code and cyber-attacks that could have a material adverse impact on our business and our Energy Servers in the field. A breach or failure of our networks or computer or data management systems due to intentional actions such as cyber-attacks, negligence or other reasons, could seriously disrupt our operations or could affect our ability to control or to assess the performance in the field of our Energy Servers and could result in disruption to our business and potentially legal liability. These events could result in significant costs or reputational consequences.

Our headquarters and other facilities are located in an active earthquake zone, and an earthquake or other types of natural disasters or resource shortages could disrupt and harm our results of operations.

We conduct a majority of our operations in the San Francisco Bay area in an active earthquake zone. The occurrence of a natural disaster, such as an earthquake, drought, flood, localized extended outages of critical utilities or transportation systems, or any critical resource shortages, could cause a significant interruption in our business, damage or destroy our facilities, manufacturing equipment, or inventory, and cause us to incur significant costs, any of which could harm our business, financial condition, and results of operations. The insurance we maintain against fires, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

Expanding operations internationally could expose us to risks.

Although we currently primarily operate in the United States, we will seek to expand our business internationally. We currently have operations in Japan, China and India. Managing any international expansion will require additional resources and controls, including additional manufacturing and assembly facilities. Any expansion internationally could subject our business to risks associated with international operations, including:

•	conformity with applicable business customs, including translation into foreign languages and associated expenses;

•	lack of availability of government incentives and subsidies;

•	challenges in arranging, and availability of, financing for our customers;

•	potential changes to our established business model;

•	cost of alternative power sources, which could be meaningfully lower outside the United States;

•	availability and cost of natural gas;

•	difficulties in staffing and managing foreign operations in an environment of diverse culture, laws and customers, and the increased travel, infrastructure and legal and compliance costs associated with international operations;

•	installation challenges which we have not encountered before, which may require the development of a unique model for each country;

•	compliance with multiple, potentially conflicting and changing governmental laws, regulations and permitting processes, including environmental, banking, employment, tax, privacy and data protection laws and regulations, such as the EU Data Privacy Directive;

•	compliance with U.S. and foreign anti-bribery laws, including the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;

•	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

•	restrictions on repatriation of earnings;

•	compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws and potentially adverse tax consequences due to changes in such tax laws; and

•	regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful.

If we discover a material weakness in our internal control over financial reporting or otherwise fail to maintain effective internal control over financial reporting, our ability to report our financial results on a timely and accurate basis and the market price of our common stock may be adversely affected.

The Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) requires, among other things, that we evaluate the effectiveness of our internal control over financial reporting and disclosure controls and procedures. Although we did not discover any material weaknesses in internal control over financial reporting at December 31, 2015, subsequent testing by us or our independent registered public accounting firm, which has not performed an audit of our internal control over financial reporting, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. To comply with Section 404A, we may incur substantial cost, expend significant management time on compliance-related issues and hire additional accounting, financial and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404A in a timely manner or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the Securities and Exchange Commission (SEC) or other regulatory authorities, which would require additional financial and management resources. Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have a material adverse effect on our business and operating results, and cause a decline in the price of our common stock.

Our ability to use our deferred tax assets to offset future taxable income may be subject to limitations that could subject our business to higher tax liability.

We may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. At December 31, 2015, we had federal and state net operating loss carryforwards (NOLs) of $1.4 billion and $1.1 billion, respectively, which will expire, if unused, beginning in 2022 and 2016, respectively. A lack of future taxable income would adversely affect our ability to utilize these NOLs. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the Code), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Changes in our stock ownership, including this offering or future offerings, as well as other changes that may be outside of our control, could result in ownership changes under Section 382 of the Code, which could cause our NOLs to be subject to these limitations. Our NOLs may also be impaired under similar provisions of state law. In addition, as of December 31, 2015, we had approximately $13.9 million of federal research credit, $4.8 million of federal investment tax credit, and $12.2 million of state research credit carryforwards. Our deferred tax assets may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

Our substantial indebtedness may limit our financial and operating activities and may adversely affect our ability to incur additional debt to fund future needs.

As of June 30, 2016, we and our subsidiaries had approximately $729.1 million of total consolidated indebtedness, of which an aggregate of $346.4 million represented indebtedness that is recourse to us. Of this amount, $217.1 million represented debt under our 8% Notes which will convert automatically into common stock immediately prior to completion of this offering, $8.7 million represented operating debt, $382.8 million represented debt of our PPA entities and $120.6 million represented debt under our 5% Notes which could remain outstanding following this offering. Our substantial indebtedness and any new indebtedness could:

•	require us to dedicate a substantial portion of cash flow from operations to the payment of principal, and interest on, indebtedness, thereby reducing the funds available for other purposes, such as working capital and capital expenditures;

•	make it more difficult for us to satisfy and comply with our obligations with respect to our indebtedness;

•	subject us to increased sensitivity to interest rate increases;

•	make us more vulnerable to economic downturns, adverse industry conditions or catastrophic external events;

•	limit our ability to withstand competitive pressures;

•	reduce our flexibility in planning for or responding to changing business, industry and economic conditions; and/or

•	place us at a competitive disadvantage to competitors that have relatively less debt than we have.

In addition, our substantial level of indebtedness could limit our ability to obtain required additional financing on acceptable terms or at all for working capital, capital expenditures and general corporate purposes. Any of these risks could impact our ability to fund our operations or limit our ability to expand our business, which could have a material adverse effect on our business, financial condition, liquidity and results of operations. Our liquidity needs could vary significantly and may be affected by general economic conditions, industry trends, performance and many other factors not within our control.

We may not be able to generate sufficient cash to meet our debt service obligations.

Our ability to generate sufficient cash to make scheduled payments on our debt obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control.

In addition, we conduct a significant volume of our operations through, and receive equity allocations from, our PPA entities, which contribute to our cash flow. These PPA entities are separate and distinct legal entities, do not guarantee our debt obligations and will have no obligation, contingent or otherwise, to pay amounts due under our debt obligations or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. Distributions by such PPA entities to us are precluded under these arrangements if there is an event of default or if financial covenants such as maintenance of applicable debt service coverage ratios are not met, even if there is not otherwise an event of default. Furthermore, under the terms of our equity financing arrangements for PPA Company II, PPA Company IIIa and PPA Company IIIb, substantially all of the cash flows generated from these PPA entities in excess of debt service obligations are distributed to tax equity investors until the investors achieve a targeted internal rate of return or until a fixed date in the future, which is expected to be after a period of five or more years (the flip date), after which time we will receive substantially all of the remaining income (loss), tax and tax allocation attributable to the long-term customer payments and other incentives. In the case of PPA Company IV and PPA Company V, tax equity investors receive 90% of all cash flows generated in excess of debt service obligations for the duration of the applicable PPA entity without any flip date or other time- or return-based adjustment. After the occurrence of the flip date for these entities, we do not anticipate these distributions to be material enough to support our ongoing cash needs and therefore, we will still need to generate significant cash from product sales.

Future borrowings by our PPA entities may contain restrictions or prohibitions on the payment of dividends to us. The ability of our PPA entities to make such payments to us may be subject to applicable laws, including surplus, solvency and other limits imposed on the ability of companies to pay dividends.

If we do not generate sufficient cash to satisfy our debt obligations, including interest payments, the payment of principal at maturity or other payments that may be required from time to time under the terms of our debt instruments, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot provide assurance that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Furthermore, the ability to refinance indebtedness would depend upon the condition of the finance and credit markets at the time, which have in the past been, and may in the future be, volatile. Our inability to generate sufficient cash to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms or on a timely basis, would have an adverse effect on our business, results of operations and financial condition.

Under some circumstances, we may be required to or elect to make additional payments to our PPA entities or the PPA entity investors.

Our PPA entities are structured in a manner such that other than the amount of any equity investment we have made, we do not have any further primary liability for the debts or other obligations of the PPA entities. However, we are required to guarantee the obligations of our wholly-owned subsidiary which invests alongside other investors in the PPA entities. These obligations typically include the capital contribution obligations of such subsidiary to the PPA entity as well as the representations and warranties made by and indemnification obligations of such subsidiary to other investors in the applicable PPA entity. As a result, we may be obligated to make payments on behalf of our wholly-owned subsidiary to other investors in the PPA entities in the event of a breach of these representations, warranties or covenants.

All of our PPA entities that operate Energy Servers for end customers have significant restrictions on their ability to incur increased operating costs, or could face events of default under debt or other investment agreements if end customers are not able to meet their payment obligations under power purchase agreements or Energy Servers are not deployed in accordance with the project’s schedule. For example, PPA Company V is party to a credit agreement under which a loan of $131.2 million was outstanding as of June 30, 2016, and which loan will mature on February 28, 2017 unless an agreed number of Energy Servers are deployed prior to that time. In addition, under PPA Company IIIa’s credit agreement, on or before February 19, 2019 PPA Company

IIIa is obligated to offer its lenders an insurance policy or performance bond to mitigate the risk that we will fail to perform our obligations under our operation and maintenance obligations to PPA Company IIIa. Upon receipt of such an offer, the lenders may elect to require PPA Company IIIa to obtain such insurance policy or performance bond, at PPA Company IIIa’s expense, or elect to require PPA Company IIIa to prepay all remaining amounts owed under PPA Company IIIa’s project debt. If our PPA entities experience unexpected, increased costs, such as insurance costs, interest expense, construction overruns or taxes or as a result of the acceleration of repayment of outstanding indebtedness, or if end customers are unable to continue to purchase power under their power purchase agreements, there could be insufficient cash generated from the project to meet the debt service obligations of the PPA entity or to meet any targeted rates of return of investors. If this were to occur, this could constitute an event of default, and entitle the lender to foreclose on the collateral securing the debt or could trigger other payment obligations of the PPA entity. To avoid this, we could choose to make additional payments to avoid an event of default, which could adversely affect our business or financial condition.

Restrictions imposed by the agreements governing of our and our PPA entities’ outstanding indebtedness contain covenants that significantly limit our actions.

The agreements governing our outstanding indebtedness contain, and any of our other future debt agreements may contain, covenants imposing operating and financial restrictions on our business that limit our flexibility including, among other things, to:

•	borrow money;

•	pay dividends or make other distributions;

•	incur liens;

•	make asset dispositions;

•	make loans or investments;

•	issue or sell share capital of our subsidiaries;

•	issue guarantees;

•	enter into transactions with affiliates; and

•	merge, consolidate, or sell, lease or transfer all or substantially all of our assets.

Our debt agreements and our PPA entities’ debt agreements require the maintenance of financial ratios or the satisfaction of financial tests. Our and our PPA entities’ ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. Upon the occurrence of events such as a change in control of our company, significant asset sales or mergers or similar transactions, the liquidation or dissolution of our company or the cessation of our stock exchange listing, holders of our 5% Notes have the right to cause us to repurchase for cash any or all of such outstanding notes at a repurchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon. We cannot provide assurance that we would have sufficient liquidity to repurchase the Notes. Furthermore, our financing and debt agreements, such as our 5% Notes and our 8% Notes, contain events of default. If an event of default were to occur, the trustee or the lenders could, among other things, terminate their commitments and declare outstanding amounts due and payable, and our cash may become restricted. We cannot provide assurance that we would have sufficient liquidity to repay or refinance our indebtedness if such amounts were accelerated upon an event of default. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may, as a result, be accelerated and become due and payable. We may be unable to pay these debts in such circumstances. If we were unable to repay those amounts, lenders could proceed against the collateral granted to them to secure repayment of those amounts. We cannot assure you that the collateral will be sufficient to repay in full those amounts. We cannot assure you that the operating and financial restrictions and covenants in these agreements will not adversely affect our ability to finance our future operations or capital needs, or engage in other business activities that may be in our interest, or react to adverse market developments.

If our PPA entities default on their obligations under non-recourse financing agreements, we may decide to make payments to prevent such PPA entities’ creditors from foreclosing on the relevant collateral as such a foreclosure would result in our losing our ownership interest in the PPA entity or in some or all of its assets, or a material part of our assets, as the case may be. To satisfy these obligations, we may be required to use amounts distributed by our other PPA entities as well as other sources of available cash, reducing the cash available to develop our projects and to our operations. The loss of a material part of our assets, or our ownership interest in one or more of our PPA entities or some or all of their assets, or any use of our resources to support our obligations or the obligations of our PPA entities, could have a material adverse effect on our business, financial condition and results of operations.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be as long as five years following the completion of this offering. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to this Offering

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations among the underwriters, us, and the selling stockholders and may vary from the market price of our common stock following this offering. The market prices of the securities of newly public companies such as us have historically been highly volatile. An active or liquid market in our common stock may not develop following this offering or, if it does develop, may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	actual or anticipated fluctuations in our revenue and other operating results;

•	changes in the financial projections we may provide to the public or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	recruitment or departure of key personnel;

•	the economy as a whole and market conditions in our industry;

•	new laws, regulations or subsidies or credits or new interpretations of them applicable to our business;

•	negative publicity related to problems in our manufacturing or the real or perceived quality of our products;

•	rumors and market speculation involving us or other companies in our industry;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, or capital commitments;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	the expiration of contractual lock-up or market standoff agreements; and

•	sales or anticipated sales of shares of our common stock by us or our stockholders.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline.

Substantially all of our securities outstanding prior to this offering, other than the shares offered by our selling stockholders, which will be freely tradable following this offering, are currently restricted from resale as a result of lock-up and market standoff agreements. See the section titled “Shares Eligible for Future Sale” for additional information. These securities will become available to be sold 181 days after the date of this prospectus. J.P. Morgan Securities LLC may, in its discretion, permit our security holders to sell shares prior to the expiration of the restrictive provisions contained in the lock-up agreements. Shares held by directors, executive officers, and other affiliates will also be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

In addition, as of June 30, 2016, we had options and RSUs outstanding that, if fully exercised or settled, would result in the issuance of 15,823,034 shares of common stock. All of the shares of common stock issuable upon the exercise of stock options or settlement of RSUs, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to the lock-up agreements described above, existing lock-up or market standoff agreements and applicable vesting requirements.

Immediately following this offering, the holders of            shares of our common stock have rights, subject to some conditions, to require us to file registration statements for the public resale of the common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the market price of our common stock and trading volume could decline.

The market price for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Because the initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, based on the midpoint of the price range set forth on the cover page of this prospectus, and the issuance of            shares of common stock in this offering, you will experience immediate dilution of $        per share, the difference between the price per share you pay for our common stock and its pro forma as adjusted net tangible book value per share as of June 30, 2016. See the section titled “Dilution” for additional information.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield to our stockholders. These investments may not yield a favorable return to our investors.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own a total of approximately     % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might affect the market price of our common stock.

Provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management, limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees, and limit the market price of our common stock.

Provisions in our restated certificate of incorporation and amended and restated bylaws that will be in effect immediately following the completion of this offering may have the effect of delaying or preventing a change of control or changes in our management. Our restated certificate of incorporation and amended and restated bylaws include provisions that:

•	provide that our board of directors will be classified into three classes of directors with staggered three year terms;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	provide that only the chairman of our board of directors, our chief executive officer, or a majority of our board of directors will be authorized to call a special meeting of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

Moreover, Section 203 of the Delaware General Corporation Law may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. See the section titled “Description of Capital Stock” for additional information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “predict,” “intend,” “could,” “would,” “should,” “expect,” “plan” and similar expressions are intended to identify forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, operating results, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those discussed in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially and adversely from those described or anticipated in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.

INDUSTRY AND MARKET DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or reports or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, is subject to risks and uncertainties, and is subject to change based on various factors, including those discussed in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The sources of statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:

•	United Nations Development Programme (UNDP) and Action 4 Energy, “Climate and disaster resilience, Sustainable energy,” March 2016.

•	MarketLine, “MarketLine Industry Profile: Global Electricity Retailing,” February 2015.

•	United States Department of Energy, “Quadrennial Energy Review: Energy Transmission, Storage, and Distribution Infrastructure,” April 2015.

•	American Society of Civil Engineers, “2013 Report Card for America’s Infrastructure,” 2013.

•	Edison Electric Institute, “Company Reports, SNL Financial,” September 2015.

•	President’s Council of Economic Advisers and Office of Electricity Delivery and Energy Reliability, U.S. Department of Energy, “Economic Benefits of Increasing Electric Grid Resilience to Weather Outages,” August 2013.

•	The White House Office of the Press Secretary, “Fact Sheet: Administration Announces New Agenda to Modernize Energy Infrastructure: Releases Quadrennial Energy Review,” April 2015.

•	Technavio, “Global Microgrid Market 2015-2019,” 2015.

•	Technavio, “Global Data Center Power Market 2015-2019,” 2015.

•	Eaton, “Blackout Tracker: United States Annual Report 2015,” 2016.

•	United States Energy Information Administration, “State Electricity Profiles,” July 2015.

•	United States Energy Information Administration, “Electric Power Monthly,” February 2016.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $            million, based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $            million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share would increase or decrease the net proceeds that we receive from this offering by approximately $            million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The principal purposes of the offering are to invest in our business, create a public market for our securities in the United States and facilitate our access to the public equity markets.

We currently have no specific plans for the use of the net proceeds that we receive from this offering, although we may use the net proceeds that we receive from this offering for general corporate purposes, including research and development and sales and marketing activities, general and administrative matters and capital expenditures. Accordingly, we will have broad discretion in using these proceeds. Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions including compliance with covenants under our credit facilities and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2016 on:

•	an actual basis;

•	a pro forma basis to give effect to (1) the automatic conversion of all outstanding shares of our preferred stock into 107,610,121 shares of common stock immediately prior to the closing of this offering, (2) the effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering, (3) the automatic conversion of all outstanding 8% Notes to Series G convertible preferred stock at a per share price of $25.76, and the conversion of such Series G convertible preferred stock into 8,426,234 shares of common stock immediately prior to the completion of this offering and (4) the issuance and exercise of warrants to purchase 469,333 shares of our common stock at an exercise price of $0.01 per share to certain purchasers of our 5% Notes, as described in “Description of Capital Stock—5.0% Convertible Senior Secured PIK Notes due 2020,” which warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering; and

•	a pro forma as adjusted basis to give effect to (1) the pro forma adjustments set forth above, (2) the issuance of 150,533 shares of common stock that we expect to issue upon the exercise of warrants that would expire if not exercised prior to the completion of this offering and (3) the sale and issuance of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2016
		(Unaudited)
	Actual	Pro Forma	Pro Forma, As Adjusted (1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$125,042	$125,042	$

Indebtedness (long-term):
5% Convertible Senior Secured PIK Notes	$120,579	$120,579	$
8% Subordinated Convertible Secured Promissory Notes	208,599	—
Other indebtedness—recourse	5,697	5,697
Other indebtedness—non-recourse	369,448	369,448

Total indebtedness (long-term)	704,323	495,724

Warrant liabilities	14,586	12,322
Convertible redeemable preferred stock, $0.0001 par value: 120,692,417 shares authorized and 107,610,121 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1,465,834	—		—
Stockholders’ deficit:
Preferred stock, $0.0001 par value: no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding pro forma and pro forma as adjusted	—	—		—
Common stock, $0.0001 par value: 170,000,000 shares authorized, 15,070,116 shares issued and outstanding, actual; 170,000,000 shares authorized, 131,575,804 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	13
Additional paid-in capital	90,975	1,776,126
Accumulated other comprehensive loss	(1,535)	(1,535)
Accumulated deficit	(1,899,660)	(1,899,660)

Total stockholders’ deficit	(1,810,219)	(125,056)

Redeemable noncontrolling interest and noncontrolling interest	141,074	141,074

Total capitalization	$515,598	$524,064	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range on the cover of this prospectus, would increase or decrease, respectively, the amount of cash, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $ million, assuming the number of shares we offer, as stated on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

The preceding table is based on the number of shares of our common stock outstanding as of June 30, 2016, and excludes:

•	13,939,932 shares of our common stock issuable upon exercise of outstanding stock options as of June 30, 2016 with a weighted average exercise price of $15.14 per share under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan;

•	1,883,102 shares of our common stock issuable upon settlement of RSUs outstanding as of June 30, 2016 under our 2012 Equity Incentive Plan;

•	50,000 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock as of June 30, 2016, with an exercise price of $25.76 per share;

•	1,141,184 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series F convertible preferred stock and Series G convertible preferred stock as of June 30, 2016, with a weighted average exercise price of $21.18 per share, which, if not exercised prior to the completion of this offering, shall convert in accordance with their terms into warrants to purchase common stock;

•	up to 400,000 shares of our common stock issuable to one of our customers on the occurrence of certain installation milestones;

•	200,000 shares of common stock issuable 180 days from the date of this prospectus. These shares will be issued as part of a dispute settlement with a securities placement agent, as described in “Description of Capital Stock—Securities Acquisition Agreement”;

•	shares of our common stock issuable upon the conversion of our outstanding 5% Notes as of June 30, 2016, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which notes will be convertible at the option of the holders thereof following the completion of this offering; and

•	shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 4,018,316 shares of common stock reserved for issuance under our 2012 Equity Incentive Plan as of June 30, 2016, shares of common stock reserved for issuance under our 2016 Equity Incentive Plan and shares of common stock reserved for issuance under our 2016 Employee Stock Purchase Plan, and excluding shares that become available under the 2016 Equity Incentive Plan and 2016 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Because the conversion price of the 5% Notes will depend upon the actual initial public offering price per share in this offering, the actual number of shares issuable upon such conversion will likely differ from the number of shares set forth above. In this regard, a $1.00 increase in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the number of shares of our common stock issuable on conversion of the 5% Notes by             shares. A $1.00 decrease in the assumed initial public offering price would increase the number of shares of our common stock issuable on conversion of the 5% Notes by              shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities—Bloom Energy Indebtedness” for more information.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of June 30, 2016 was $        million, or $        per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2016, after giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into 107,610,121 shares of common stock immediately prior to the closing of this offering, (ii) the effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering, (iii) the automatic conversion of all outstanding 8% Notes to Series G convertible preferred stock at a per share price of $25.76, and the conversion of such Series G convertible preferred stock into 8,426,234 shares of common stock immediately prior to the completion of this offering, (iv) the issuance of 150,533 shares of common stock that we expect to issue upon the exercise of warrants that would expire if not exercised prior to the completion of this offering and (v) the issuance and exercise of warrants to purchase 469,333 shares of our common stock at an exercise price of $0.01 per share to certain purchasers of our 5% Notes, as described in “Description of Capital Stock—5.0% Convertible Senior Secured PIK Notes due 2020,” which warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering. Our pro forma as adjusted net tangible book value per share gives further effect to our sale of our common stock in this offering at the assumed initial public offering price of $        per share, the midpoint of the price range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses. Our pro forma as adjusted net tangible book value as of June 30, 2016 would have been $        million, or $        per share. This represents an immediate increase in net tangible book value of $        per share to our existing stockholders and an immediate dilution of $        per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2016	$
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $                    , and would increase or decrease dilution per share to investors in this offering by $                    , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table illustrates, on a pro forma as adjusted basis described above, as of June 30, 2016 the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $        per share, the midpoint of the price range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount		Percent
	(dollars in millions, except per share amounts)
Existing Stockholders	131,726,337	100.0%		$1,670.1	100.0%	$12.68
New Investors

Total		100.0%	$		100.0%

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                     , or approximately         % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to                     , or approximately         % of the total shares of common stock outstanding after this offering.

If the underwriters exercise their option to purchase additional shares in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately        % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to            , or approximately        % of the total number of shares of our common stock outstanding after this offering.

As of June 30, 2016, there were options outstanding to purchase a total of 13,939,932 shares of common stock at a weighted average exercise price of $15.14 per share, RSUs outstanding that may be settled for 1,883,102 shares of common stock, warrants outstanding to purchase a total of 50,000 shares of common stock at an exercise price of $25.76 per share, and warrants outstanding to purchase a total of 1,291,717 shares of our Series F convertible preferred stock and Series G convertible preferred stock, with a weighted-average exercise price of $20.87 per share. We expect warrants to purchase 150,533 shares of common stock, which would expire if not exercised prior to completion of this offering, will be exercised prior to the completion of this offering. In addition, we will issue 200,000 shares of common stock 180 days from the date of this prospectus, as part of a dispute settlement with a securities placement agent, as described in “Description of Capital Stock—Securities Acquisition Agreement,” and up to 400,000 shares of our common stock to one of our customers on the occurrence of certain installation milestones. To the extent outstanding options or warrants are exercised, or restricted stock units settle, or we issue additional shares of common stock in the future, there will be further dilution to new investors.

The preceding table is based on the number of shares of our common stock outstanding on a pro forma basis as of June 30, 2016, and excludes:

•	13,939,932 shares of our common stock issuable upon exercise of outstanding stock options as of June 30, 2016 with a weighted average exercise price of $15.14 per share under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan;

•	1,883,102 shares of our common stock issuable upon settlement of RSUs outstanding as of June 30, 2016 under our 2012 Equity Incentive Plan;

•	50,000 shares of our common stock issuable upon the exercise of outstanding warrants to purchase common stock as of June 30, 2016, with an exercise price of $25.76 per share;

•	1,141,184 shares of our common stock issuable upon the exercise of outstanding warrants to purchase Series F convertible preferred stock and Series G convertible preferred stock as of June 30, 2016, with a weighted average exercise price of $21.18 per share, which, if not exercised prior to the completion of this offering, shall convert in accordance with their terms into warrants to purchase common stock;

•	up to 400,000 shares of our common stock issuable to one of our customers on the occurrence of certain installation milestones;

•	200,000 shares of common stock issuable 180 days from the date of this prospectus. Those shares will be issued as part of a dispute settlement with a securities placement agent, as described in “Description of Capital Stock—Securities Acquisition Agreement”;

•	shares of our common stock issuable upon the conversion of our outstanding 5% Notes as of June 30, 2016, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which notes will be convertible at the option of the holders thereof following the completion of this offering; and

•	shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 4,018,316 shares of common stock reserved for issuance under our 2012 Equity Incentive Plan as of June 30, 2016, shares of common stock reserved for issuance under our 2016 Equity Incentive Plan and shares of common stock reserved for issuance under our 2016 Employee Stock Purchase Plan, and excluding shares that become available under the 2016 Equity Incentive Plan and 2016 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Because the conversion price of the 5% Notes will depend upon the actual initial public offering price per share in this offering, the actual number of shares issuable upon such conversion will likely differ from the number of shares set forth above. In this regard, a $1.00 increase in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease the number of shares of our common stock issuable on conversion of the 5% Notes by             shares. A $1.00 decrease in the assumed initial public offering price would increase the number of shares of our common stock issuable on conversion of the 5% Notes by             shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities—Bloom Energy Indebtedness” for more information.

LETTER FROM OUR CHIEF FINANCIAL OFFICER

The way we think about Bloom Energy is that we are a technology company that develops, manufactures and sells a product that sits on our customers’ sites to meet their electric power needs, whether it is reliability, resiliency, sustainability, cost savings and/or cost predictability. Our product, the Bloom Energy Server, provides a distributed energy solution to customers, so that they can generate 24/7, always-on electric power on-site for their own consumption.

A typical customer contract includes our product, installation, and ongoing operations and maintenance or “service”. We measure performance in these three parts of our business:

•	Product;

•	Installation; and

•	Service.

Our strategy with respect to product is to innovate with each new product generation and enhance our product performance, while continuously driving down the cost to manufacture our systems. Our product has consistently improved in performance and efficiency since we rolled out our first product generation in 2008. We are generally able to offer competitive pricing versus the grid in our target markets, allowing our customers to achieve a level of savings by deploying our Energy Servers. Based on historical trends and current regulatory and infrastructure requirements, we believe that the long-term trajectory of the cost of electricity is increasing in our target markets. In parallel, our technology improvements and cost reduction efforts should continue to reduce our cost and allow us to improve our profitability in existing markets, as well as to expand into new markets. Furthermore, we expect that expanding into new markets should strengthen our profitability by increasing the operating leverage through economies of scale.

Our strategy with respect to installations is pretty simple—we want to break even and continuously drive down our installation cost. Installation costs vary from site to site and are dependent on customization required for a given customer set-up and size of an installation. Our goal is to be margin neutral on installation across our portfolio, as we pass these costs on directly to our customers.

Our strategy with respect to service reflects our focus on investing the capital necessary to become a market pioneer and leader in the distributed energy generation space. In the early days of Bloom Energy’s commercial shipments, we recognized that we needed a statistically meaningful “field installed base” and real time data from those installations to understand performance of our Energy Servers in real world conditions and use that learning to improve reliability and robustness in our systems. It was also necessary learning to drive innovation and performance improvements in our entire value chain. For this reason, we installed Energy Servers that had a lifespan below break-even, relative to service revenue versus service cost.

The losses we experienced in the service part of our business, particularly during the period between 2013 and 2015, represented the investment we were willing to make to execute this strategy to become the market leader in distributed energy generation using fuel cell technology. Towards the end of 2015 and through 2016, we have seen progress in service financial performance driven by two primary events:

•	“time to stack replacement” primarily driven by our fuel cell stack lives—in the early years, replacement was typically 12 to 18 months. From 2015 onwards, we expect to average over 4 years between replacements, and

•	the cost to refurbish (which include our fuel cell stacks) is coming down. Since 2014, we have driven this cost down by approximately 25%.

At today’s pricing, we believe we can achieve break even in our service business provided the time between stack replacement across all of our fleet is at four years or better. Longer term, like many companies with an operations and maintenance business, our strategy is to make our service business a profitable part of our overall business, with a predictable recurring annual revenue stream.

As I stated at the outset, we consider ourselves to be an innovative technology “product” company. With that said, our business model to deliver our product is fairly straightforward. We book an order at the time of contract signing and at that time the order is recorded in our backlog. On a quarter-to-quarter basis, booked orders tend to be lumpy. For example, a big box retailer might place an order for Energy Servers for hundreds of stores at one time. However, we deploy our Energy Servers (installations, translating to revenue) in a more linear and predictable manner. Deployments might span nine to 12 months from the time the order is booked. It takes us only about two months to manufacture, install and commission a system, which we define as bringing a system to full power. This generally allows us well over six months to diligence, design, permit and construct the site installation infrastructure necessary to deploy our systems. The product sales price and installation price is set for each system at the time of the contracted order. An order comes out of backlog at the time of commissioning the system, which we refer to as “acceptance.”

At Bloom, we offer several customer purchase options through which we sell our Energy Servers. This is consistent with our philosophy of customizing our energy solution to meet our customer needs in all aspects of our business. In general, we sell our Energy Servers to customers through a direct sale, through a lease or managed services contract, or through one of our Bloom Electrons financing programs (where the customer pays based on the energy delivered). For some customers we sell our Energy Servers through a combination of these purchase options.

Depending on the customer purchase option, the timing of revenue recognition will vary significantly. Our product and installation revenue recognition varies from either being recognized ratably over the contract term for some purchase options, to being recognized all up front at the time of acceptance for others. We generally recognize service revenue ratably over each contract year.

Due to the variability that the customer purchase options can have on our revenue recognition in any given period, we believe a useful way to understand the performance of our business and to complement our financial reporting is to analyze key operating metrics for volume (acceptances), billings (product, installation and service agreements), free cash flow and unit level costs (product and installation). These operating metrics provide useful insight into the operational trajectory, cash generation and cost profile of the business.

Generally, under any of the purchase options, we receive a certain amount of the sales price in advance payments to help us offset a portion of our working capital requirements. This may include upfront deposits and/or advanced payments prior to manufacturing and site construction. This improves our working capital position and our overall cash conversion cycle. In all customer purchase options, Bloom generally receives 100% of the product and installation sales price as cash in the form of these various milestone payments no later than within 30-days of the acceptance date. Separately, we also get paid for service contracts annually at the beginning of each service contract year. For direct sales contracts, the warranty period expires at the end of the first year, at which time our customers enter into an annual service contract with us. For managed services contracts, the service contract starts at the time of acceptance.

In summary, we have made great progress on our technology since we started shipping our Energy Servers in 2008. The continuous innovation in the technology within our Energy Servers as well as technology to build them has allowed us to reduce our costs to the point that we can offer a competitive alternative to the grid for our customers in various markets. The significant investments that we made in our early fleet deployments provided valuable feedback to our engineering teams to help us develop our next generation technologies with real world, real time feedback from those customers’ operating environments.

We not only have innovated and improved our product and manufacturing technology, but we have also executed innovations and improvements in the way our customers can procure products from Bloom with our multiple customer purchase options. These purchase options have provided a means by which our customers can procure large volumes of our Energy Servers, in a programmatic manner, to help them achieve their energy generation goals. Whether those goals are for reliability, resiliency, sustainability or predictability, our Energy Server technology is a product that we believe will empower current and future customers to transform the way they consume electricity to meet their increasing power demands into the 21st century.

Randy Furr

Chief Financial Officer

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2015 and 2016 and the selected consolidated balance sheet data as of June 30, 2016 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read the following selected consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

Please see “—Key Operating Metrics” below for information regarding how we define our product accepted during the period, megawatts deployed, free cash flow, billings for product accepted in the period, billings for installation on product accepted, billings for annual maintenance services agreements, product costs of product accepted, period costs of manufacturing related expenses not included in product costs and installation costs on product accepted.

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
	(in thousands, except per share data)
Consolidated statements of operations data:
Revenue
Product	$160,892	$61,853	$63,786	$30,729
Installation	13,558	18,781	12,436	6,280
Service	26,437	36,944	17,509	21,572
Electricity	47,253	55,311	26,242	32,789

Total revenue	248,140	172,889	119,973	91,370
Cost of revenue
Product	213,264	163,143	88,612	47,973
Installation	18,536	24,588	16,481	7,040
Service	105,657	135,470	66,479	60,038
Electricity	24,305	31,372	14,489	15,454

Total cost of revenue	361,762	354,573	186,061	130,505

Gross profit (loss)	(113,622)	(181,684)	(66,088)	(39,135)

Operating expenses
Research and development	53,001	43,933	22,578	22,217
Sales and marketing	16,434	19,543	9,799	12,465
General and administrative	50,573	58,976	31,413	28,619

Total operating expenses	120,008	122,452	63,790	63,301

Loss from operations	(233,630)	(304,136)	(129,878)	(102,436)
Interest expense	(21,606)	(40,633)	(17,957)	(37,525)
Other expense, net	(4,350)	(2,891)	(2,390)	(297)
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	(1,825)	2,686	2,657	1,453

Net loss before income taxes	(261,411)	(344,974)	(147,568)	(138,805)
Income tax provision	574	707	285	425

Net loss	(261,985)	(345,681)	(147,853)	(139,230)
Net loss attributable to noncontrolling interest and redeemable noncontrolling interests	(44,369)	(4,678)	(2,422)	(27,960)

Net loss attributable to common stockholders	$(217,616)	$(341,003)	$(145,431)	$(111,270)

Net loss per share attributable to common stockholders, basic and diluted	$(15.45)	$(23.34)	$(10.06)	$(7.42)

Weighted average shares used to compute net loss per share attributable to common stockholders, basic and diluted	14,088	14,611	14,461	15,000

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(2.61)		$(0.85)

Pro forma weighted average shares used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		130,554		131,368

	As of December 31,		As of June 30, 2016
	2014	2015
			(unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$107,028	$135,030	$125,042
Working capital	212,728	169,028	101,296
Total assets	926,908	944,501	1,048,700
Long term portion of debt	414,046	605,856	704,323
Total liabilities	759,622	1,038,652	1,252,011
Convertible redeemable preferred stock	1,456,931	1,459,506	1,465,834
Redeemable noncontrolling interest and noncontrolling interest	77,735	133,127	141,074
Stockholders’ deficit	(1,367,380)	(1,686,784)	(1,810,219)

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Consolidated statements of cash flow data:
Net cash used in operating activities	$(281,109)	$(309,691)	$(129,653)	$(140,853)

Key operating metrics:

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Product accepted during the period (in 100 kilowatt systems)	347	349	181	298
Megawatts deployed as of period end	153	186	171	208
Free cash flow(1) (in thousands)	$(264,370)	$(162,283)	$(68,830)	$(12,273)

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Billings for product accepted in the period	$249,283	$258,075	$134,991	$228,533
Billings for installation on product accepted in the period	26,936	47,004	24,054	49,450
Billings for annual maintenance services agreements	48,963	60,586	22,713	24,072

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016
Product costs of product accepted in the period (per kilowatt)	$5,961	$6,400	$6,351	$5,072	$5,086	$4,809
Period costs of manufacturing related expenses not included in product costs (in thousands)	13,702	9,450	11,940	9,396	4,302	4,586
Installation costs on product accepted in the period (per kilowatt)	1,708	2,299	1,781	1,117	1,280	1,481

(1)	Free cash flow is a non-GAAP financial measure. See “—Free Cash Flow Reconciliation” below for a reconciliation of this non-GAAP financial measure to net cash used in operating activities, the most directly comparable financial measure calculated in accordance with GAAP.

Product Accepted During the Period

We use the number of acceptances of our Energy Servers in any period to measure the volume of our deployment activity, and therefore, we can compare Energy Server acceptances across different time periods to gauge the operational volume and trajectory of our business. Generally, we deem an acceptance to occur when a sold Energy Server has been installed and running at full power for 24 hours. We measure each system manufactured, shipped and accepted in terms of 100 kilowatt equivalents. Product revenue is generally recognized when an acceptance is achieved. For those customers who purchase our Energy Servers through a direct sales arrangement, that revenue is recognized up front at acceptance. For the periods presented, for customers that purchase our Energy Servers through a power purchase agreement (PPA) arrangement structured as an operating lease or through our managed services program, we recognize revenue ratably over the life of the contracts and not at acceptance. Product acceptances and product revenue are generally not related as product revenue recognition is impacted by different customer financing options. Our product revenue may fluctuate in the future, as it is dependent on the customer purchase option.

The number of acceptances delivered in the years ended December 31, 2014 and 2015 was 347 and 349 100 kilowatt systems, respectively. In 2015, 24 of our acceptances achieved were for Energy Servers that were sold to existing customers under our PPA I decommissioning program. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Revenue—Product Revenue—PPA I Decommissioning”. Even though our operational volume for product acceptances was flat year-over-year, our product revenue declined from $174.5 million to $80.6 million due to the higher mix of PPA and managed services customer financing options (where revenue is recognized ratably) versus direct sales (where revenue is recognized up front). Our acceptances increased in the first six months ended June 30, 2016 to 298, compared to 181 acceptances for the first six months ended June 30, 2015, representing a 64% increase in volume, as we deployed more 100 kilowatt systems in the field from our backlog. Of the acceptances in the six months ended June 30, 2016, 73 were for Energy Servers that were sold to existing customers under our PPA I decommissioning program. Our acceptances increased because we improved our installation capability to allow us to install systems more rapidly. Although our acceptances increased over this time period, our product revenue decreased 51% from $76.2 million to $37.0 million, as the mix in financing options with which our customers chose to deploy their systems reflected a greater portion of PPA and managed services deals in the first half of 2016 versus the first half of 2015.

Megawatts Deployed

Megawatts deployed represents the aggregate megawatt capacity of operating Energy Servers in the field on a given date that have achieved acceptance, net of systems removed from operation under the PPA I decommissioning program. We measure the electricity-generating capacity of our deployed Energy Servers in megawatt capacity. Megawatt capacity is the expected maximum output an Energy Server can produce (i.e., the nameplate capacity). Actual power production from these Energy Servers may be less or more than the megawatt capacity assigned to a particular Energy Server. Megawatts deployed also represents the size of our installed base.

Free Cash Flow

Free cash flow is a non-GAAP financial measure. The most directly comparable financial measure calculated in accordance with GAAP is consolidated cash from operating activities. We calculate free cash flow by taking consolidated cash from our operating activities and adding cash used in our purchase of property, plant and equipment, and then removing the impact of all minority owned PPA entities’ comparable operating cash flows and cash used in purchase of property, plant and equipment. We consolidate the results of our PPA entities into our financial statements in accordance with GAAP, but we are a minority shareholder in such entities, and we do not have the right to receive the operating cash flows generated by such entities. Because we do not have rights to the operating cash flows of the PPA entities, we exclude the cash flows of the PPA entities to measure the cash flows that our core business generates. See “—Free Cash Flow Reconciliation” below for a reconciliation of this non-GAAP financial measure to net cash used in operating activities, the most directly comparable financial measure calculated in accordance with GAAP.

Billings for Product Accepted in the Period

The billings for product accepted represents the total contracted dollar amount of the product portion of all Energy Servers that are accepted in a period. Across all customer financing options (direct sales, leases, PPA and managed services), our sales contracts specify the amounts billed in respect of the product (our Energy Servers), installation and service contract components, which will not necessarily reflect the applicable revenue to be recognized under the agreement. Regardless of the purchase option, we generally receive 100% of the payments in cash for the product and installation components of our sales contracts within 30 days of achieving acceptance. We use this metric to gauge the dollar amount of our acceptances in a period and to evaluate the change in dollar amount of acceptances between periods, which also provides us insight into the billing volume and trajectory of our product business. Billings for product accepted in the period and the change in billings for product accepted in the period will, in general, correlate with the volume and change in the volume of acceptances.

The billings for product accepted in 2015 of $258.1 million increased slightly from billings for product accepted of $249.3 million in 2014, representing a 3.5% increase. The associated acceptances for 2015 of 349 increased 0.6% from 2014 acceptances of 347. A slightly higher contracted product billing amount per unit (average selling price) in 2015 versus 2014 drove the higher billings for product accepted in 2015 over 2014. In 2015, we had $18.0 million of billings for product accepted from existing customers through our PPA I decommissioning program. For the six months ended June 30, 2016, the billings for product acceptances was $228.5 million, an increase of 69% over the billings for product accepted of $135.0 million for the six months ended June 30, 2015. Product accepted grew from 181 to 298, an increase of 64.6% over the same period. The six months ended June 30, 2016 included $54.7 million of billings for product accepted by existing customers through our PPA I decommissioning program.

Billings for Installation on Product Accepted

Billings for installation of our product accepted represents the total contracted dollar amount billable in respect of the installation portion of all Energy Servers that are accepted in the period. We use this metric to gauge the dollar value of the installations of our product acceptances in a period and to evaluate the change in dollar value associated with the installation of our product acceptances between periods.

Billings for installation on product acceptances are generally driven by the complexity of the site and the size of the installations.

Billings for Annual Maintenance Services Agreements

The billings for annual maintenance service agreements represents the dollar amount billable in respect of one-year service contracts that have been initiated or renewed during the period. Our customers enter into maintenance agreements with us to receive ongoing service of their Energy Servers. Generally, the first year of maintenance is included in the price of the product as part of the warranty. However, customers engaging in our managed services enter into annual maintenance contracts starting at time of acceptance. As our cumulative megawatts deployed grows each year, we expect that the billings for annual maintenance services agreements should grow as well.

Product Costs of Product Accepted (per kilowatt)

Our product costs of product accepted in the period represents the average unit product cost for the Energy Servers that are accepted in a period. We calculate it as the aggregate amount of product costs across all acceptances in a period, and we then divide that total by the number of acceptances in that period and then divide that result by 100 to get a “per kilowatt” unit measure.

Product cost includes material costs, direct labor, allocated manufacturing overhead, purchasing and manufacturing variances, freight charges and consumables used in the manufacturing of our Energy Servers.

We track this metric to provide a point in time estimate of our unit cost to manufacture our Energy Servers which we can use to analyze and compare product costs between periods. We use this metric to provide us insight into the trajectory of our product costs and, in particular, the effectiveness of our cost reduction activities.

During the six quarters from January 1, 2015 to June 30, 2016, our product costs of products accepted declined from $5,961 per kilowatt to $4,809 per kilowatt, an overall reduction of 19.3%. Our product costs increased from March 31, 2015 to June 30, 2015 from $5,961 per kilowatt to $6,400 per kilowatt due to lower production volume in that period. From June 30, 2015 to June 30, 2016, product cost declined from $6,400 per kilowatt to $4,809 per kilowatt, or 25.9%. The cost reduction was driven generally by our ongoing cost reduction efforts to reduce material costs, labor and overhead through improved automation of our manufacturing facilities, better facility utilization and ongoing material cost reduction programs with our vendors, offset in part by the introduction of our next generation product.

Period Costs of Manufacturing Related Expenses not Included in Product Costs

This operating metric represents the manufacturing and operating costs expensed in the period that are incurred to procure parts and manufacture Energy Servers that are not included as part of product costs as defined above. Any costs incurred to run our manufacturing operations that are not capitalized into inventory are expensed to our consolidated statement of operations in the period with which the costs are incurred. Typical costs included in this metric are unallocated overhead costs, and items used in the manufacturing process not allocated to product cost. In addition, this metric includes the costs incurred to support the Energy Server’s first year of warranty.

Our period cost for manufacturing-related expenses not included in product costs declined from $13.7 million for the quarter ended March 31, 2015 to $4.6 million for the quarter ended June 30, 2016, a reduction of 66.5%. This decline was principally due to better factory utilization on higher production volumes in 2016, allocating greater fixed manufacturing overhead over the higher volumes.

Installation Costs on Product Accepted in the Period (per kilowatt)

Our installation costs on product accepted in the period is the average unit installation cost for Energy Servers that are accepted in a given period. Installation costs include the accrued and incurred installation costs for each site accepted in a period. We then divide that total by the number of acceptances in the period and then divide that result by 100 to get a “per kilowatt” unit of measure.

We incur and accumulate costs for design, permitting, construction and interconnect for the installation of our Energy Servers, which ultimately provides for the systems to meet acceptance criteria in the period and ultimately, be counted as an “acceptance.” Our installation costs are driven by the complexity of the site at which we are installing an Energy Server, as well as the size of the installation. We generally achieve economies of scale on installation costs at sites where we install more Energy Servers per site. We track this information to help ensure our installation costs are in line with our installation billings.

Free Cash Flow Reconciliation

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use free cash flow. The presentation of free cash flow is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of free cash flow as an analytical tool. In particular, free cash flow reflects the effect of capital expenditures, which is a recurring expense for us, and also does not give effect to the cash flows of the various PPA entities which are consolidated in our financial statements. In addition, this measure may be different from measures titled free cash flow used by other companies, limiting its usefulness for comparison purposes.

We believe this non-GAAP financial measure provides investors with useful supplemental information about the efficiency of cash usage in our business, enables comparison of financial results between periods where certain items may vary independent of business performance, allows management and investors to obtain a view of how our core business operates, without the effect of the various minority-owned subsidiaries and allows for greater transparency with respect to a key metric used by management in operating our business.

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Net cash used in operating activities	$(281,109)	$(309,691)	$(129,653)	$(140,853)
Net cash used in purchase of property, plant and equipment	(14,392)	(6,256)	(4,678)	(4,995)
Less: Net cash used in PPA operating activities and PPA purchase of property, plant and equipment*	(31,131)	(153,664)	(65,501)	(133,575)

Free cash flow	$(264,370)	$(162,283)	$(68,830)	$(12,273)

*	The PPA operating cash flows consists principally of cash used to purchase Energy Servers from Bloom, offset in part by cash received from PPA customers for electricity sold to them. PPA entities finance the purchase of Energy Servers through investment by equity investors and debt issuances, which are reflected in the PPA entities’ cash flows from financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We provide an advanced distributed electric power generation solution, based on our proprietary solid oxide fuel cell technology, that provides our customers with a reliable, resilient, sustainable and more cost effective clean alternative to the electric grid. Our solution, the Bloom Energy Server, is an on-site stationary power generation platform, capable of delivering uninterrupted, 24x7 base load power that is fault tolerant, resilient and clean. We currently primarily target commercial and industrial customers. Our most significant deployment milestones to date include:

•	Our first commercial deployment: 400 kilowatt deployment for a major internet company in August 2008;

•	Our first deployment under a PPA financing: Completion of the first deployment that was financed pursuant to a PPA in October 2010;

•	The largest commercial customer deployment of fuel cell technology in the United States: 10 megawatt deployment at a major consumer technology company’s data center completed in December 2012;

•	The first large scale deployment of fuel cell technology to provide mission critical, primary power to a data center, without traditional backup power from diesel generators, batteries and UPS systems: 9.8 megawatt deployment in Utah in two phases completed in September 2013 and March 2015;

•	The largest utility scale deployment of fuel cell technology in the United States: 30 megawatt deployment in Delaware for Delmarva completed in November 2013;

•	The first international deployments: First site deployed in Japan to provide uninterruptible power completed in June 2013; first site deployed in India in the second quarter of 2016; and

•	Major cumulative deployment milestones: Cumulative deployment of 50 megawatts by September 2012, cumulative deployment of 100 megawatts by September 2013 and 208 megawatts as of June 30, 2016.

We market and sell our Energy Servers primarily through our direct sales organization in the United States. Recognizing that deploying our solutions requires a material financial commitment from our customers, we typically seek to engage customers that have the financial capability to either purchase our Energy Servers directly or arrange creditworthy counterparties to financing agreements. Our typical target customer has been either an investment-grade entity or a customer with investment-grade attributes such as size, assets and revenue, liquidity, geographically diverse operations and general financial stability. Given that our customers are typically large institutions with multi-level decision making processes, we generally experience a lengthy sales process.

We serve a diverse set of customers across a wide range of industry verticals, including big box retail and grocery stores, high-tech campuses, telecommunication towers and large-scale data centers. Our Energy Servers are deployed at customer sites across 10 states in the United States, as well as in India and Japan. Our customer base included 24 of the Fortune 100 companies as of June 30, 2016. We believe that we are currently capturing only a small percentage of our largest customers’ total energy spend, which gives us an opportunity for growth within those customers, particularly as the price of grid power increases in the areas where our existing customers have additional sites. Since the timing of revenue we recognize depends, in part, on the option chosen by the customer to finance the purchase of the Energy Server, customers that may have accounted for a significant amount of product revenue in one period may not necessarily account for similar amounts of product revenue in future periods.

In 2015, total revenue from Delmarva and eBay, Inc. represented 17% and 14% of our total revenue, respectively. In 2014, total revenue from Apple, Inc. and Delmarva represented 27% and 15% of our total revenue, respectively. In the six months ended June 30, 2016, total revenue from Intel Corporation and Delmarva represented 26% and 20% of our total revenue, respectively. To date, substantially all of our revenue has been derived from customers based in the United States. However, we have started to increase our sales efforts outside of the United States, with initial customer installations in India and Japan.

Although the size of each system deployment can vary substantially and usually exceeds 250 kilowatts, we measure and track our system deployments and customer acceptances in 100 kilowatt equivalents. As of June 30, 2016, we had deployed 2,081 of such systems, which is equivalent to 208 total megawatts.

We manufacture our Energy Servers at our facilities in California and Delaware. Due to the intensive manufacturing process necessary to build our systems, a significant portion of our manufacturing costs is fixed. We obtain our materials and components through a variety of third parties. Components and materials, direct labor and overhead, such as facility and equipment expenses, comprise the substantial majority of the costs of our Energy Servers. As we have commercialized and introduced successive generations of our Energy Servers, we have been focused on reducing their production costs. Our product costs per system manufactured have generally declined since delivering our first commercial product. These cost declines are the result of continuous improvements and increased automation in our manufacturing processes as well as our ability to reduce the costs of our materials and components, allowing us to gain greater economies of scale with our growth.

We believe we have made significant improvements in our efficiency and the quality of our products. Our success depends in part on our ability to increase our products’ useful lives, which would significantly reduce our cost of services to maintain the Energy Servers over time.

Purchase Options

Our customers may choose to purchase our Energy Servers outright or may choose to lease them through one of our financing partners as a traditional lease or a sale-leaseback sublease arrangement, which we refer to as managed services. Our customers may also purchase electricity through Bloom Electrons, our PPA financing program. Depending on the financing arrangement, either our customers or the financing provider may utilize investment tax credits and other government incentives. The portion of acceptances in 2015 attributable to each payment option was as follows: direct purchase 34%, traditional lease 8%, managed services 7%, and Bloom Electrons 51%. The portion of acceptances in 2014 attributable to each payment option was as follows: direct purchase 56%, traditional lease 26%, managed services 0%, and Bloom Electrons 18%. In 2015, we observed a shift in our customers’ purchase option preferences to our Bloom Electrons and managed services options, and as of December 31, 2015, the substantial majority of our backlog was related to those two purchase options.

Purchase and Lease Programs

Initially, we only offered our Energy Servers on a purchase basis, in which the customer purchases the product directly from us. Payment for the purchase of our product is generally broken down into multiple installments, which may include payments upon signing of the purchase agreement, within 180 days prior to shipment, upon shipment of the Energy Server, and upon acceptance of the Energy Server. Acceptance typically occurs when the Energy Server is installed and running at full power for 24 hours, unless as otherwise agreed with the customer. A one-year service warranty is provided with the initial sale. After the expiration of the initial one-year warranty, customers have the option to enter into annual operations and maintenance services agreements with us at a price determined at the time of purchase of the Energy Server, which may be renewed each year for up to 20 years.

Over time we have also developed various lease programs with our financing partners to provide alternative financing options. These programs take the form of either (1) a traditional lease agreed directly with the financing partner or (2) managed services.

Traditional Lease

Under the traditional lease arrangement, the customer enters into a lease directly with a financing partner, which pays us for the Energy Servers pursuant to a sales agreement (a Bank Agreement, described below). We recognize product and installation revenue upon acceptance. After the initial one-year warranty period, our customers have almost always exercised the option to enter into operations and maintenance services agreements with us, under which we receive annual service payments from the customer. The price for the annual operations and maintenance services is set at the time we enter into the lease. The duration of our traditional leases ranges from 10 to 15 years.

Under a Bank Agreement, we are generally paid the full price of the Energy Servers as if sold as a purchase by the customer based on four milestones (on occasion negotiated with the customer, but in all cases equal to no less than 60% of the purchase price billed at the shipment milestone, described below). The four payment milestones are typically as follows: (i) 15% upon execution of the bank’s entry into the lease with a customer, (ii) 25% on the day that is 180 days prior to delivery of the Energy Servers, (iii) 40% upon shipment of the Energy Servers, and (iv) 20% upon acceptance of the Energy Servers. The bank receives title to the Energy Servers upon installation at the customer site and the customer has risk of loss while the Energy Server is in operation on the customer’s site.

The Bank Agreement provides for the installation of the Energy Servers and includes a one-year warranty, which includes the performance guarantees described below, with the warranty offered on an annually renewing basis at the discretion of the customer. The customer must provide gas for the Energy Servers to operate.

Warranty Commitments. We typically provide (i) an “Output Warranty” to operate at or above a specified baseload output of the Energy Servers on a site, and (ii) an “Efficiency Warranty” to operate at or above a specified level of fuel efficiency. Both are measured on a monthly basis. Upon the applicable financing partner or its customer making a warranty claim for a failure of any of our warranty commitments, we are then obligated to repair or replace the Energy Server, or if a repair or replacement is not feasible, to pay the customer an amount approximately equal to the net book value of the Energy Server, after which the Bank Agreement would be terminated.

Performance Guarantees. Our performance guarantees generally consist of an “Output Guarantee,” where we are obligated to make payments at a contractually set amount per kWh rate for the failure of the Energy Servers to generate a minimum amount of electricity during the measurement period, and an “Efficiency Performance Guarantee,” where we are obligated to make payments to the financing partner’s customer to cover such customer’s cost of procuring excess fuel if the Energy Servers fail to operate at or above a specified level of efficiency during the term of the lease based on the projected gas model set forth in the customer’s lease agreement. Our aggregate liability for these guarantee payments is capped at a portion of the purchase price for the Energy Servers.

Remarketing at Termination of Lease. At the end of any customer lease in the event the customer does not renew or purchase the Energy Servers, we may remarket any such Energy Servers to a third party, and any proceeds of such sale would be allocated between us and the applicable financing partner as agreed between them at the time of such sale.

Managed Services

Under our managed services program, we initially enter into a master lease with the financing partner, which holds title to the Energy Server. Once a customer is identified, we enter into an additional operating lease with the financing partner and a service agreement with the customer. The duration of our managed services leases is currently 10 years. We begin to recognize revenue from the sale of the equipment to the financing partner once the Energy Server has been accepted by the customer. Under the master lease, we then make operating lease payments to the financing partner. Under the service agreement with the customer, there are two payment components: a monthly equipment fee calculated based on the size of the installation, which covers the amount of our lease payment, and a service payment based on the monthly output of electric power produced by the Energy Server.

Our warranty commitments under the managed services option are substantially similar to those applicable to the traditional lease program described above.

The timing of the product-related cash flows to Bloom is generally consistent across all the above financing options, whether direct purchase arrangements, leases or managed services.

We provide warranties and performance guarantees regarding the Energy Servers’ efficiency and output under all of our financing arrangements. Under direct purchase and traditional lease options, the warranty and guarantee is included in the price of the Energy Server for the first year. The warranty and guarantee may be renewed annually at the customer’s option as an operations and maintenance services agreement at predetermined prices for a period of up to 20 years. Historically, our customers have almost always exercised their option to renew under these operations and maintenance services agreements. Under the managed services program, the operations and maintenance performance guarantees are included in the price of the Energy Server for a fixed period of 10 years, which may be extended at the option of the parties for up to an additional 10 years with all payments made annually.

Our capacity to offer our Energy Servers through any of the financing arrangements above depends in large part on the ability of the parties involved in providing payment for the Energy Servers to monetize either the related investment tax credits, accelerated tax depreciation and other incentives, and/or the future power purchase obligations of the end customer. Interest rate fluctuations would also impact the attractiveness of any lease financing offerings for our customers. Additionally, the managed services option is limited by the creditworthiness of the customer and, as with all leases, the customer’s willingness to commit to making fixed payments regardless of the output of the system.

Bloom Electrons Financing Program

In 2010, we began offering our Energy Servers through Bloom Electrons, our PPA financing program. This program is financed via special purpose investment entities (PPA entities), which typically are majority-owned by third-party investors and by us as a minority investor. The investors contribute cash to the PPA entity in exchange for equity interests, providing funding for the PPA entities to purchase the Energy Servers from us. As we identify end customers, the PPA entity enters into an agreement with the end customer pursuant to which the customer agrees to purchase the electric power generated by the Energy Server at a specified rate per kilowatt hour for a specified term, which can range from 10 to 21 years. Each PPA entity currently serves between one and nine customers. As with our purchase and leasing arrangements, the first year warranty and guarantees are included in the price of the product to the PPA entity. The PPA entity typically enters into an operations and maintenance services agreement with us following the first year of service to extend the warranty services and performance guarantees. This service agreement is renewed and paid for on an annual basis by the PPA entity.

The mix of orders between our Bloom Electrons financing program and other purchase options is generally driven by customer preference. While we cannot predict with certainty in any given period how customers will choose to finance their purchase, we have observed that, more recently, customers tend to choose a financing option that more closely mirrors the customers’ monthly payment stream for electricity, as opposed to a direct purchase of an Energy Server. Bloom Electrons payment streams provide for monthly payments similar to those for grid electricity payments.

Product revenue associated with the sale of the Energy Servers under the PPAs that qualify as sales-type leases is recognized at the present value of the minimum lease payments, which approximate fair value, assuming all other conditions for revenue recognition noted above have also been met. Customer purchases financed by PPA entities since 2014 have been accounted for as operating leases and the related revenue under those agreements have been recognized as electricity revenue as the electricity is produced and paid for by the customer. Under each PPA arrangement, while the end customer pays the PPA entity over the life of the contract for the electricity consumed, the timing of cash receipts to us is similar to that of an end-user directly purchasing an Energy Server from us.

Under our PPA financing arrangements, we and our PPA tax equity investors contribute funds into a limited liability company, which is treated as a partnership for U.S. federal income tax purposes, and which owns the operating entity that acquires Energy Servers. This operating entity then contracts with us to operate and service the Energy Servers. The operating entity sells the electricity produced to the end customers under power purchase agreements, or PPAs. Any debt incurred by the PPA entities is non-recourse to us. Cash generated by the electricity sales, as well as from any applicable government incentive programs, is used to pay operating expenses of the operating entity (including the operations and maintenance services we provide) and to service the non-recourse debt, with the remaining cash flows distributed to the PPA investors based on the cash distribution allocations agreed between us and the tax equity investors. For further information, see Note 13, Power Purchase Agreement Programs, to our consolidated financial statements included in this prospectus. The PPA tax equity investors receive substantially all of the value attributable to the long-term recurring customer lease payments, investment tax credits, accelerated tax depreciation and, in some cases, other incentives until the PPA tax equity investors receive their contractual rate of return. In some cases, after the PPA tax equity investors receive their contractual rate of return, we expect to receive substantially all of the remaining value attributable to the long-term recurring customer payments and the other incentives. As of December 31, 2015, none of our customers under our PPAs have defaulted on their payment obligations.

We currently operate five distinct PPA entities. Three of these PPA entities (PPA II, PPA IIIa and PPA IIIb) are flip structures and the remaining two (PPA IV and PPA V) are strategic long-term partnerships with the tax equity investor that do not flip during the term of the PPA arrangements. Of the three PPA entity flip structures, PPA II is based on the tax equity investor reaching an agreed upon internal rate of return (IRR) and PPA IIIa and PPA IIIb are based on the flip occurring at a fixed date in the future.

Since we elected to decommission PPA I and purchased the tax equity investor’s interest for $25.0 million in convertible debt, we will receive 100% of any remaining cash flows from PPA I. With respect to PPA II, we estimate that the tax equity investor will need to receive additional cash distributions of approximately $109.0 million to reach its target IRR at which point we will receive substantially all of the remaining value attributable to the long-term customer payments and other incentives. To achieve these cash distributions, PPA II will need to generate additional aggregate revenue of approximately $467.9 million through June 30, 2028.

For PPA IIIa and PPA IIIb, the tax equity investors receive preferred distributions of 2% of their total cash investment through the flip date, a fixed date in the future, and are not dependent on additional earned amounts. In PPA IIIa and IIIb, the flip dates are January 1, 2020 and January 1, 2021, respectively, and the remaining preferred distributions to be paid through the flip dates are $3.0 million and $2.0 million, respectively. We will receive substantially all of the remaining income (loss), tax and tax allocations attributable to the long-term customer payments and other incentives after each flip date.

After the occurrence of the flip date for PPA II, PPA IIIa and PPA IIIb, we do not anticipate subsequent distributions to us from the PPA entities to be material enough to support our ongoing cash needs, and therefore we will still need to generate significant cash from product sales.

The Energy Servers purchased by the PPA entities are recorded as property, plant and equipment and included within our consolidated balance sheets. We then reduce these assets by the amounts received by the investors from U.S. Treasury grants and the associated incentive rebates. In turn, we recognize the incentive rebates and subsequent customer payments as electricity revenue over the customer lease term and amortize U.S. Treasury grants as a reduction to depreciation of the associated Energy Servers over the term of the PPA. Since our inception, government incentives have accounted for approximately 14% of the total cash flows for all PPA entities. As of June 30, 2016, our PPA entities had received a total of $270.9 million in government grants and rebates.

We have determined that we are the primary beneficiary in these investment entities. Accordingly, we consolidate 100% of the assets, liabilities and operating results of these entities, including the Energy Servers and lease income, in our consolidated financial statements. We recognize the investors’ share of the net assets of the investment entities as noncontrolling interests in subsidiaries in our consolidated balance sheet. We recognize the amounts that are contractually payable to these investors in each period as distributions to noncontrolling interests in our consolidated statements of convertible redeemable preferred stock and equity. Our consolidated statements of cash flows reflect cash received from these investors as proceeds from investments by noncontrolling interests in subsidiaries. Our consolidated statements of cash flows also reflect cash paid to these investors as distributions paid to noncontrolling interests in subsidiaries. We reflect any unpaid distributions to these investors as distributions payable to noncontrolling interests in subsidiaries on our consolidated balance sheets.

Four PPA entities have utilized their entire available financing capacity. We expect the remaining two PPA entities to complete their purchases of Energy Servers during 2016.

Through our Bloom Electrons financing program, a total of approximately $901.0 million in financing has been funded through June 30, 2016, including approximately $452.3 million in equity investments and an additional $448.7 million in non-recourse debt to support an aggregate deployment of approximately 97.8 megawatts of Energy Servers as of June 30, 2016. Investors in our PPA entities include banks and other large companies such as Credit Suisse, Exelon Generation Company, Intel Corporation and U.S. Bancorp. In the future, in addition to or in lieu of arranging customer financing through PPA entities, we may use debt, equity or other financing strategies to fund our operations.

We view our obligations under Bloom Electrons in four categories: first, our obligations to the relevant PPA entity formed to own the Energy Servers and sell electricity generated by such Energy Servers to the end-customers; second, the Project Company’s obligations to the lenders of such Project Company, if any; third, our obligations to the PPA tax equity investors in the applicable project; and fourth, to the end-customers. We discuss these obligations in further detail below.

Obligations to PPA Entities

In each PPA project, we and the applicable PPA entity enter into two primary contracts: first, a contract for the purchase, sale, installation, operation and maintenance of the Energy Servers to be employed in such PPA project (the O&M Agreement), and second, a contract whereby we are engaged to perform administrative functions for the PPA project during the term of the PPA project (the Administrative Services Agreement, or ASA). The O&M Agreement and the ASA each have a term coincident with the term of the applicable PPA project.

Our obligations to the PPA entity pursuant to the O&M Agreement include: (i) designing, manufacturing, and installing the Energy Servers, and selling such Energy Servers to the PPA entity, (ii) obtaining all necessary permits and other governmental approvals necessary for the installation and operation of the Energy Servers, and maintaining such permits and approvals throughout the term of the O&M Agreement, (iii) operating and maintaining the Energy Servers in compliance with all applicable laws, permits and regulations, (iv) satisfying the efficiency and output warranties set forth in such O&M Agreement (Performance Warranties), and (v) complying with any specific requirements contained in the offtake agreements with individual end-customers. The O&M Agreement obligates us to repurchase the Energy Servers in the event the Energy Servers fail to comply with the Performance Warranties and we fail to remedy such failure after a cure period, or in the event that an offtake agreement terminates as a result of any failure by us to comply with the requirements contained therein. In some cases, we have also agreed to pay liquidated damages to the PPA entity in the event of delays in the manufacture and installation of Energy Servers. Both the upfront purchase price for the Energy Servers and the ongoing fees for our operations and maintenance are paid on a fixed dollar per kilowatt ($/kW) basis.

The O&M Agreements for each PPA entity generally provide for the following Performance Warranties and indemnity obligations:

Efficiency Warranty. We warrant to the applicable PPA entity that the Energy Servers sold to such entity will operate at an average efficiency level specified in the O&M Agreement, calculated from the commercial operations date of each Energy Server through the end of each calendar month. We are obligated to repair and replace Energy Servers that are unable to satisfy the Efficiency Warranty, or if a repair or replacement is not feasible, to repurchase such Energy Servers at the original purchase price, subject to adjustment for depreciation. In the case of PPA II, if the aggregate average efficiency falls below the specified threshold, we are obligated to make a payment to the PPA entity equal to the increased expense resulting from such efficiency shortfall, subject to a cap on aggregate payments equivalent to the purchase price of all Energy Servers in the PPA II portfolio. During the period from September 2010 to June 30, 2016, no Energy Servers have been repurchased pursuant to an Efficiency Warranty.

One-Month Power Performance Warranty. In the case of PPA II, we also warrant that the PPA II portfolio of Energy Servers will generate a minimum amount of electricity in each calendar month, and we are obligated to repair or replace Energy Servers that fail to satisfy this warranty. If we determine that a repair or replacement is not feasible, we are obligated to repurchase such Energy Servers at the original purchase price. During the period from September 2010 to June 30, 2016, no Energy Servers have been repurchased pursuant to a One-Month Power Performance Warranty.

Quarterly Power Performance Warranty. In the cases of PPA IIIa, PPA IIIb, PPA IV and PPA V, we also warrant to the applicable PPA entity that the applicable PPA portfolio of Energy Servers will generate a minimum amount of electricity in each calendar quarter, and we are obligated to repair or replace Energy Servers that fail to satisfy this warranty. If we determine that a repair or replacement is not feasible, we are obligated to repurchase such Energy Servers at the original purchase price, subject to adjustment for depreciation. In addition, we are obligated to make a payment to the applicable PPA entity to make the PPA entity whole for lost revenues resulting from the shortfall below the warranted level, and such liability is generally uncapped. If we fail to make any such warranty payments if and when due, then the applicable PPA entity may elect to require us to repurchase Energy Servers that fail such warranty at the original purchase price, subject to adjustment for depreciation. During the period from September 2010 to June 30, 2016, no Energy Servers have been repurchased pursuant to a Quarterly Power Performance Warranty, and we have made payments in the aggregate amount of $0.2 million pursuant to Quarterly Power Performance Warranties.

One-Year Power Performance Warranty. We also warrant to the applicable PPA entity that the applicable PPA portfolio of Energy Servers will generate a minimum amount of electricity in each calendar year. In the event that such portfolio fails to satisfy this warranty, we are obligated to make a payment to the applicable PPA entity to make the PPA entity whole for lost revenues resulting from the shortfall below the warranted level, subject to a liability cap equal to a portion of the purchase price of the applicable portfolio. During the period from September 2010 to June 30, 2016, we have made payments in the aggregate amount of $18.9 million pursuant to One-Year Power Performance Warranties.

Indemnification of Performance Warranty Expenses under Offtake Agreements. In the cases of PPA IIIa, PPA IIIb, PPA IV and PPA V, we also have agreed to indemnify the applicable PPA entity for any expenses it incurs to any of its customers resulting from failures of the applicable PPA portfolio of Energy Servers to satisfy any of these efficiency or performance warranties. In addition, in the event that an offtake agreement is terminated by a customer as to any Energy Servers as a result of a default by us under the O&M Agreement, we are obligated to repurchase such Energy Server from the applicable PPA entity for a repurchase price equal to the original purchase price, subject to adjustment for depreciation. During the period from September 2010 to June 30, 2016, we have incurred no obligations for payments pursuant to these provisions under any of our PPA arrangements.

Our obligations pursuant to the ASA include performing a variety of administrative and management services necessary to conduct the business of the PPA project. These duties include: (i) invoicing and collecting amounts due from the end-customers, (ii) engaging, supervising and monitoring any third-party service providers required for the operation of the project, (iii) paying, on behalf of the PPA entity and with the PPA entity’s available funds, any amounts owed, including debt service payments on the debt incurred by the PPA entity (Project Debt), if applicable, (iv) maintaining books and records and preparing financial statements, (v) representing the PPA entity in any administrative or other public proceedings, (vi) preparing annual budgets and other reports and deliverables owed by the PPA entity under the Project Debt agreements, if applicable, and (vii) generally performing all other administrative tasks required in relation to the PPA project. We receive an annual administration fee for its services, calculated on a fixed dollar per kilowatt ($/kW) basis.

Obligations to Lenders

Each of the PPA projects (other than the PPA I project) has incurred debt in order to finance the acquisition of Energy Servers. The lenders for these projects are a combination of banks and/or institutional investors.

In each case, the Project Debt incurred by the applicable PPA entity is secured by all of the assets comprising the project (primarily comprised of the Energy Servers owned by the PPA entity and a collateral assignment of each of the contracts to which such PPA entity is a party, including the O&M Agreement entered into with us and the offtake agreements entered into with PPA entity’s customers), and is senior to all other debt obligations of the PPA entity. As further collateral, the lenders receive a security interest in 100% of the membership interest of the PPA entity. However, as is typical in structured finance transactions of this nature, although the Project Debt is secured by all of the PPA entity’s assets, the lenders have no recourse to us or to any of the other tax equity investors in the project.

The applicable PPA entity is obligated to make quarterly principal and interest payments according to an amortization schedule agreed between us, the tax equity investors and the lenders. The debt is either a “term loan”, where the final maturity date coincides with the expiration of the offtake agreements included in the project, or a “mini-perm loan,” where the final maturity date occurs at some point prior to such expiration; in the case of these “mini-perm loans”, we expect to be able to refinance these loans on or prior to their maturity date by procuring debt from other sources and using the proceeds of such new debt to repay the existing loans.

The Project Debt documentation also includes provisions that implement a customary “payment waterfall” that dictates the priority in which the PPA entity will use its available funds to satisfy its payment obligations to us, the lenders, the tax equity investors and other third parties. These provisions generally provide that all revenues from the sale of electricity under the applicable offtake agreements and any other cash proceeds received by the PPA entity are deposited into a “revenue account”, and those funds are then distributed in the following order: first, to pay for ongoing project expenses, including amounts due to us under the O&M Agreement and the ASA, taxes, insurance premiums, and any legal, accounting and other third party service provider costs; second, to pay any fees due to collateral agents and depositary agents, if any; third, to pay interest then due on the loans; fourth, to pay principal then due on the loans; fifth, to fund any reserve accounts to the extent not fully funded; and finally, any remaining cash (Distributable Cash) may be distributed to us and the tax equity investors in the project.

In connection with the PPA IIIb, PPA IV and PPA V projects, we procured a Fuel Cell Energy Production Insurance Policy on behalf of the applicable PPA entity and the lenders (Production Insurance). The Production Insurance policies are intended to mitigate the risk of our failure or inability to operate and maintain the applicable portfolio of Energy Servers in accordance with the requirements of the O&M Agreement, and provides for debt service payment on the Project Debt in the event that the PPA entity’s revenues are insufficient to make such payments due to a shortfall in the electricity generated by the Energy Servers. To date, no claims have been made under any of the Production Insurance policies.

For additional information regarding Project Debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities—PPA Entities’ Indebtedness”.

Obligations to Investors

Each of our PPA projects has involved an investment by one or more tax equity investors, who contribute funds to the applicable PPA entity in exchange for equity interests entitling such investors to distributions of the cash and any tax credits and other tax benefits generated by the project. In each of the PPA projects, we (via a wholly-owned subsidiary) and one or more additional tax equity investors form a jointly-owned special purpose entity (each, a Holding Company), which entity in turn owns 100% of the membership interests of the applicable PPA entity. Our obligations to the other equity investors are set forth in the Holding Company limited liability company operating agreement (the Operating Agreement). We act as the managing member of each Holding Company, managing its day-to-day affairs subject to consent rights of the tax equity investors with respect to decisions agreed between us and such investors in the Operating Agreement.

As members of a Holding Company, we and the applicable tax equity investors are entitled to (i) allocations of items of income, loss, gain, deduction and credit (Tax Items) including, where applicable, the 30% investment tax credit under Section 48 of the Internal Revenue Code, and (ii) distributions of any cash held by such Holding Company in excess of amounts necessary for the ongoing operation of such Holding Company, including any Distributable Cash received from the applicable PPA entity. The members’ respective allocations of Tax Items and cash distributions are negotiated on a project-by-project basis between us and the tax equity investors in each PPA project.

The following sets forth a project-by-project summary of obligations that are unique to individual projects:

PPA II. Diamond State Generation Partners, LLC (PPA Company II) is a wholly-owned subsidiary of Diamond State Generation Holdings, LLC (PPA II HoldCo), which is jointly-owned by us and a tax equity investor. As of June 30, 2016, we owned 100% of the Class A Membership Interests of PPA II HoldCo, and the tax equity investor owned 100% of the Class B Membership Interests of PPA II HoldCo. We (through our wholly-owned subsidiary Clean Technologies II, LLC), act as the managing member of PPA II HoldCo.

The economic benefits of the PPA II project are allocated between us and the tax equity investor as follows:

•	Other than Tax Items relating to the proceeds of any cash grant under Section 1603 of the American Recovery and Reinvestment Tax Act of 2009 (Cash Grant), Tax Items are allocated (i) 99% to the tax equity investor and 1% to us until the last date of the calendar month in which the tax equity investor has achieved an internal rate of return equal to the “Target IRR” specified in the PPA II HoldCo operating agreement (Flip Date), and (ii) following the Flip Date, 5% to the tax equity investor and 95% to us.

•	All Tax Items relating to the Cash Grant are allocated 99% to the tax equity investor and 1% to us.

•	All cash proceeds of the Cash Grant are distributed 99% to the tax equity investor and 1% to us.

•	All other cash available for distribution is distributed (i) 99% to the tax equity investor and 1% to us until the Flip Date, and (ii) following the Flip Date, 5% to the tax equity investor and 95% to us.

PPA IIIa. 2012 ESA Project Company, LLC (PPA Company IIIa) is a wholly-owned subsidiary of 2012 V PPA Holdco, LLC (PPA IIIa HoldCo), which is jointly-owned by us and a tax equity investor. As of June 30, 2016, we owned 100% of the Class B Membership Interests of PPA IIIa HoldCo, and the tax equity investor owned 100% of the Class A Membership Interests of PPA IIIa HoldCo. We (through our wholly-owned subsidiary Clean Technologies III, LLC), act as the managing member of PPA IIIa HoldCo.

The economic benefits of the PPA IIIa project are allocated between us and the tax equity investor as follows:

•	Tax Items (including the ITC) are allocated (i) 99% to the tax equity investor and 1% to us.

•	Cash available for distribution is distributed (i) until January 1, 2020, first, to the tax equity investor, a payment equal to 2% of the investor’s investment on an annual basis, and next, all remaining amounts are distributed to us; and (ii) from and after January 1, 2020, first, to the tax equity investor, a payment equal to 2% of the investor’s investment on an annual basis, and next, all remaining amounts are distributed 95.05% to us and 4.95% to the tax equity investor.

The tax equity investor has the option, exercisable for a 6-month period commencing January 1, 2021, to withdraw from PPA IIIa HoldCo by notice to us. Notwithstanding the allocations of cash available for distribution set forth above, in the event that the tax equity investor exercises this withdrawal option, such investor shall receive 99% of the cash available for distribution until it has received the fair market value of its Class A Membership Interests in PPA IIIa HoldCo at such time, but in any event no more than approximately $2.0 million.

PPA IIIb. 2013B ESA Project Company, LLC (PPA Company IIIb) is a wholly-owned subsidiary of 2013B ESA Holdco, LLC (PPA IIIb HoldCo), which is jointly-owned by us and a tax equity investor. As of June 30, 2016, we owned 100% of the Class B Membership Interests of PPA IIIb HoldCo, and the tax equity investor owned 100% of the Class A Membership Interests of PPA IIIb HoldCo. We (through our wholly-owned subsidiary Clean Technologies 2013B, LLC), act as the managing member of PPA IIIb HoldCo.

The economic benefits of the PPA IIIb project are allocated between us and the tax equity investor as follows:

•	Tax Items (including the ITC) are allocated 99% to the tax equity investor and 1% to us.

•	Cash available for distribution is distributed (i) until January 1, 2021, first, to the tax equity investor, a payment equal to 2% of the investor’s investment on an annual basis, and next, all remaining amounts are distributed to us; and (ii) from and after January 1, 2021, first, to the tax equity investor, a payment equal to 2% of the investor’s investment on an annual basis, and next, all remaining amounts are distributed 95.05% to us and 4.95% to the investor.

The tax equity investor has the option, exercisable for a 6-month period commencing January 1, 2021, to withdraw from PPA IIIa HoldCo by notice to us. Notwithstanding the allocations of cash available for distribution set forth above, in the event that the tax equity investor exercises this withdrawal option, the investor shall receive 99% of the cash available for distribution until it has received the fair market value of its Class A Membership Interests in PPA IIIa HoldCo at such time, but in any event no more than approximately $1.2 million.

PPA IV. 2014 ESA Project Company, LLC (PPA Company IV) is a wholly-owned subsidiary of 2014 ESA Holdco, LLC (PPA IV HoldCo), which is jointly-owned by us and a tax equity investor. As of June 30, 2016, we owned 100% of the Class B Membership Interests of PPA IV HoldCo, and the tax equity investor owned 100% of the Class A Membership Interests of PPA IV HoldCo. We (through our wholly-owned subsidiary Clean Technologies 2014, LLC), act as the managing member of PPA IV HoldCo.

The economic benefits of the PPA IV project are allocated between us and the tax equity investor as follows:

•	Tax Items (including the ITC) are allocated 90% to the tax equity investor and 10% to us.

•	Cash available for distribution is distributed 90% to the tax equity investor and 10% to us.

PPA V. 2015 ESA Project Company, LLC (PPA Company V) is a wholly-owned subsidiary of 2015 ESA HoldCo, LLC (PPA V HoldCo). PPA V HoldCo is jointly-owned by us and 2015 ESA Investco, LLC (PPA V InvestCo), which is itself a jointly-owned subsidiary of two tax equity investors. As of June 30, 2016, we owned 100% of the Class B Membership Interests of PPA V HoldCo, and PPA V InvestCo owned 100% of the Class A Membership Interests of PPA V HoldCo. We (through our wholly-owned subsidiary Clean Technologies 2015, LLC), act as the managing member of PPA V HoldCo.

The economic benefits of the PPA V project are allocated between us and PPA V InvestCo as follows:

•	Tax Items (including the ITC) are allocated 90% to PPA V InvestCo and 10% to us.

•	Cash available for distribution is distributed 90% to PPA V InvestCo and 10% to us.

We have also agreed to make certain payments to our tax equity investors in the event that the average time period between receipt of the deposit payment for an Energy Server and the date on which such Energy Server achieves commercial operations exceeds specified periods. We do not expect to incur any material delay penalties.

Obligations to End-Customers

Our obligations to the end-customers in the Bloom Electrons projects are set forth in the offtake agreement between the PPA entity and the end-customer. The offtake agreements share the following provisions:

Term; Early Termination: The offtake agreements provide for an initial term of 15 years, except that (i) the offtake agreements included in PPA I provide for an initial term of 10 years, and (ii) the offtake agreement for PPA II has a term of 21 years. The offtake agreements may be renewed by the mutual agreement of the end-customer and the applicable PPA entity for additional periods at the expiration of the initial term. In the event that the end customer desires to terminate the offtake agreement before the end of the contract term, or in the event that the offtake agreement is terminated by the applicable PPA entity due to customer default as defined in the offtake agreement, the end customer is required to pay a “termination value” payment as liquidated damages. This termination value payment is calculated to be sufficient to allow the PPA entity to repay any debt associated with the affected Energy Servers, make distributions to the equity investor(s) in the PPA project equal to their expected return on investment, pay for the removal of the Energy Servers from the project site, and cover any lost tax benefits incurred as a result of the termination (if any). In some cases, we may agree to reimburse the end-user for some or all of the termination value payments paid if we are able to successfully resell or redeploy the applicable Energy Servers following termination of the offtake agreement.

Energy Server Installation and Operation: The applicable PPA entity is responsible for the installation, operation and maintenance of the Energy Servers. In performing such services, the PPA entity is required to comply with all applicable laws and regulations, with the requirements of any permits obtained for the Energy Servers, with any requirements of the interconnection agreement entered into with the local electric utility regarding such Energy Servers, and with any requirements agreed with the applicable end-customer in the offtake agreement (such as site access procedures, black-out periods regarding routine maintenance, etc.).

Take-Or-Pay Purchase Obligation: The end-customer is required to purchase all of the electricity generated by the Energy Servers for the duration of the offtake agreement. In the event that the end- customer is unwilling or unable to accept delivery of such electricity or fails to supply the necessary fuel to the Energy Servers (if applicable), the end-customer is required to make a payment to the PPA entity for the amount of electricity that would have been delivered had the Energy Servers continued to operate.

Fuel Supply Obligation. In PPA I, fuel supply obligations are either the obligation of the PPA entity or the end-customer, on a case-by-case basis. In PPA II, the PPA entity is responsible for providing all required fuel to the Energy Servers and is reimbursed pursuant to the Delmarva Tariff so long as the Energy Servers maintain a specified operational efficiency. In the PPA IIIa, PPA IIIb, PPA IV and PPA V projects, the end- customers are required to provide all necessary fuel for the operation of the Energy Servers.

Ownership of Energy Servers: The applicable PPA entity retains title to the Energy Servers at all times unless the end-customer elects to purchase the Energy Server(s).

Financial Incentives and Environmental Attributes. As the owner of the Energy Servers, the PPA entity retains ownership of any tax benefits associated with the installation and operation of the Energy Servers. Additional financial incentives available in connection with the offtake agreements (such as payments under state incentive programs or renewable portfolio standard programs) and any environmental benefits associated with the Energy Servers (such as carbon emissions reductions credits) are allocated to either the PPA entity or the end-customer on a case-by-case basis. In some circumstances, the PPA entity has also agreed to purchase and deliver to the end-customer renewable energy credits in connection with the offtake agreement.

Efficiency Commitments. Where the end-customer is responsible for delivering fuel to the Energy Servers, the offtake agreement includes Energy Server efficiency commitments. Generally, these consist of (i) an “Efficiency Warranty”, where the PPA entity is obligated to repair or replace Energy Servers that fail to operate at or above a specified level of efficiency during any calendar month, and (ii) an “Efficiency Performance Guaranty”, where the PPA entity is obligated to make payments to the end-customer to cover the cost of procuring excess fuel if the Energy Servers fail to operate at or above a specified level of efficiency on a cumulative basis during the term of the offtake agreement. Where an Efficiency Performance Guaranty is provided, the PPA entity’s aggregate liability for payments is capped. In certain circumstances, we may negotiate modifications to the efficiency commitments with the end-customer, including different efficiency thresholds or providing for monetary payments under the Efficiency Warranty in lieu of or in addition to our obligation to repair or replace underperforming Energy Servers.

Output Commitments. Although our standard Bloom Electrons offering does not include a minimum output commitment to the end-user, exceptions may be negotiated on a case-by-case basis if we believe the opportunity justifies such exception. These output commitments are at an output level lesser than or equal to the level warranted by us to the PPA entity under the O&M Agreement, and provide either for a payment to the end-customer for the shortfall in electricity produced or for an end-customer termination right. In addition, where the end-user (as opposed to the PPA entity) is entitled to the benefits of an incentive program that requires a minimum output level, the PPA entity may agree to reimburse the end-customer for any decrease in incentive payments resulting from the Energy Servers’ failure to operate at such minimum output level.

Defaults; Remedies. Defaults under the offtake agreements are typically limited to (i) bankruptcy events, (ii) unexcused failure to perform material obligations, and (iii) breaches of representations and warranties. Additional defaults may be negotiated on a case-by-case basis with end-customers. The parties are generally afforded cure periods of at least 30 days to cure any such defaults. In the event of an uncured default by the PPA entity, the end-customer may terminate the offtake agreement either in whole or in part as to the Energy Server(s) affected by such default, and may seek other remedies afforded at law or in equity. In the event of an uncured default by the end-customer, the PPA entity may terminate the offtake agreement either in whole or in part as to the Energy Server(s) affected by such default, and may seek other remedies afforded at law or in equity; in addition, in the event an offtake agreement is terminated due to an end-customer default, the end-customer is obligated to make a termination value payment to the PPA entity.

For further information about our PPA entities, see Note 13, Power Purchase Agreement Programs, to our consolidated financial statements included in this prospectus.

Factors Affecting Our Future Performance

Delivery and Installation of Our Product

The timing of delivery and installations of our products have a significant impact on the timing of the recognition of product revenue. Many factors can cause a lag between the time that a customer signs a purchase order and our recognition of product revenue. These factors include the number of Energy Servers installed per site, local permitting and utility requirements, environmental, health and safety requirements, weather and customer facility construction schedules. Many of these factors are unpredictable and their resolution is often outside of our or our customers’ control. Customers may also ask us to delay an installation for reasons unrelated to the foregoing, including delays in their obtaining financing. Further, due to unexpected delays, deployments may require unanticipated expenses to expedite delivery of materials or labor to ensure the installation meets the timing objectives. These unexpected delays and expenses can be exacerbated in periods in which we deliver and install a larger number of smaller projects. In addition, if even relatively short delays occur, there may be a significant shortfall between the revenue we expect to generate in a particular period and the revenue that we are able to recognize. For our installations, revenue and cost of revenue can fluctuate significantly on a periodic basis depending on the timing of acceptance and the type of financing used by the customer.

Our product sales backlog was $662.8 million, equivalent to 879 systems, or 87.9 megawatts, as of December 31, 2015, and $624.6 million, equivalent to 801 systems, or 80.1 megawatts, as of December 31, 2014. We define product sales backlog as signed customer product sales orders received prior to the period end, but not yet accepted and less site cancellations. We expect our backlog to be deployed in a period of greater than one year, with timing of such deployment depending on the factors described above.

Cost to Service Our Energy Servers

We offer customers of our purchase and lease programs the opportunity to renew their operations and maintenance service agreements on an annual basis, for up to 20 years, at prices predetermined at the time of purchase. Our pricing of these contracts and our reserves for warranty and replacement are based upon our estimates of the life of our Energy Servers and their components, particularly the fuel cell stacks. We also provide performance warranties and guarantees covering the efficiency and output performance of our Energy Servers. We do not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. For example, we are implementing a decommissioning program for our early generation energy servers in the PPA I program, and while we have no current plans to do so, we could undertake to decommission additional Energy Servers in the future. For more information, see “—Components of Results of Operations—Revenue—Product Revenue—PPA I Decommissioning”. Failure to meet these performance warranties and guarantee levels may require us to replace the Energy Servers or refund their cost to the customer, or require us to make cash payments to the customer based on actual performance, as compared to expected performance, capped at a percentage of the relevant equipment purchase prices. We accrue for extended warranty costs that we expect to incur under the maintenance service agreements that our customers renew for a term of typically one year. In addition, we expect that our deployed early generation Energy Servers may continue to perform at a lower output and efficiency level, and as a result the maintenance costs may exceed the contracted prices that we expect to generate in respect of those early generation servers if our customers continue to renew their maintenance service agreements in respect of those servers. We expect the performance of our newer generation Energy Servers to be significantly improved.

Availability of Capital and Investments for Power Purchase Agreements

We rely on access to equity and debt financing to provide attractively-priced financing for our customers. Our future success depends on our and our customers’ ability to raise capital from third parties on competitive terms to help finance the deployment of our systems. It is therefore possible that the amounts investors are willing to invest in the future would not be enough to support customer demand or could decrease from current levels, or we may be required to provide a larger allocation of customer payments to investors in any future PPA structures as a result of changes in the financing markets.

Government Incentives and Regulation

Our cost of capital, the price we can charge for electricity, the cost of our systems and the demand for particular types of energy generation are impacted by a number of federal, state and local government incentives and regulations. These include tax credits, particularly the federal ITC, tax abatements, and state incentive programs. These programs have been challenged from time to time by utilities, governmental authorities and others. The ITC is currently scheduled to expire on December 31, 2016. Other incentives may also decrease in the future. A reduction in such incentives could make our products less attractive relative to other alternatives and could adversely affect our results of operations, cost of capital and growth prospects.

Although we generally are not regulated as a utility, federal, state and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities, and the interconnection of customer-owned electricity generation. In the United States, governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for commercial customers on a regular basis. These changes can have a positive or negative impact on our ability to deliver cost savings to customers for the purchase of electricity.

Value Proposition in Current and New Markets

Our customers purchase our products to generate electricity. We expect that changes in the prices of our Energy Servers, grid electricity and natural gas, will significantly affect demand for our product. We have sold our Energy Servers to customers across 10 states in the United States, as well as in Japan and India. We have focused on these states, and the two international markets we have entered, because the utility-generated energy prices, regulatory policies and/or government incentives in these locations have provided the most compelling markets for distributed fuel cell energy. We believe that these markets remain significantly underpenetrated, and we intend to further penetrate these markets by investing, marketing and expanding our reach within these regions. We also plan to expand into additional states and international markets where we believe we can offer our Energy Servers at attractive prices to customers relative to local grid electricity and where natural gas is readily available at attractive prices. Our ability to be successful in these markets will largely depend on the level of grid prices in such markets. Our contracted electricity rates need to be competitive with the amounts charged by the local utilities at each location. Generally, higher utility rate regions are contracted and installed first, followed by lower utility rate regions if the customer continues to expand use of the Energy Servers. These decreases in electricity rates could impact our revenue per kilowatt, but given our cost reduction efforts we do not believe that this trend will have an impact on our results of operations.

Components of Results of Operations

Revenue

We primarily recognize revenue from the sale and installation of Energy Servers and by providing services under operations and maintenance services contracts.

Our total revenue is comprised of the following:

Product Revenue

All of our product revenue is generated from the sale of our Energy Servers to direct purchase, traditional lease and managed services customers. We generally begin to recognize product revenue from contracts with customers for the sales of our Energy Servers once we achieve acceptance; that is, generally when the system has been installed and running at full power for 24 hours.

Our product offerings contain multiple elements representing a combination of revenue from Energy Servers, installation and operations and maintenance services. Upon acceptance, we allocate fair value to each of these elements, and we limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting any specified performance conditions.

The amount of product revenue we recognize in a given period is materially dependent on the volume and size of installations of our Energy Servers in a given period and on the type of financing used by the customer. As an example, our total revenue was approximately $277.7 million, $248.1 million and $172.9 million in 2013, 2014 and 2015, respectively. These decreases were due in large part to decreases in sales that required revenue recognition up front, as well as sales in 2014 being affected by a lower average sales price as a result of a direct purchase for a large customer site.

PPA I Decommissioning

During 2015, we recorded a reduction in product revenue totaling $41.8 million for the decommissioning of our PPA I Energy Servers.

Our PPA I sales arrangements qualified as sales-type leases, and therefore, product revenue was recognized upfront at acceptance and a customer financing receivable was recorded on the balance sheet. The product revenue related to these arrangements was recognized during the period from 2010 through 2012. To date, we have incurred significant costs to service and maintain these first and second generation Energy Servers deployed in these arrangements which are still in service. Our new generation Energy Servers being deployed have longer lives with lower service and maintenance costs than the earlier generation Energy Servers. In an effort to minimize the financial effect of these service costs in future periods from these legacy systems, in December 2015, we agreed to a PPA I fleet decommissioning program with our tax equity investors whereby we would seek to renegotiate our existing PPA arrangements and purchase the tax equity investors’ interests in PPA I.

In January 2016, we issued an additional $25.0 million of our 5% Notes for the purchase of such tax equity investors’ interests. Since the decommissioning impacts existing customers, we have and will continue to convert these existing customers from a PPA I sales arrangement to either a new Bloom Electrons agreement or another lease arrangement and will install a newer generation Energy Server. As the original sale was recognized as product revenue upfront under the assumption that the lease payments were non-cancellable, we recorded the related decommissioning charge as a reduction in product revenue on the consolidated statement of operations and a related asset impairment charge of $31.8 million related to the customer financing receivable as this receivable will not be collectible.

Additionally, for PPA I, our policy is that cash grants received under the American Recovery and Reinvestment Act of 2009 (ARRA) are treated as revenue when received. Charges for estimated future cash expenditures were recorded in December 2015 for the estimated loss of $10.0 million related to estimated reimbursements of such cash grants received due to recapture provisions under the grant program. The decommissioning program is expected to be completed in the fourth quarter of 2016.

Installation Revenue

All of our installation revenue is generated from the installation of our Energy Servers to direct purchase, traditional lease and managed services customers. We generally recognize installation revenue from contracts with customers for the sales of our Energy Servers once we achieve acceptance. The amount of installation revenue we recognize in a given period is materially dependent on the volume and size of installations of our Energy Servers in a given period and on the type of financing used by the customer.

Service Revenue

Service revenue is generated from operations and maintenance services agreements that extend the standard warranty service coverage beyond the initial one-year warranty for Energy Servers sold under direct purchase, traditional lease and managed services sales. Customers of our purchase and lease programs can renew their operating and maintenance services agreements on an annual basis for up to 20 years, at prices predetermined at the time of purchase of the Energy Server. Revenue is recognized from such operations and maintenance services based on the fair value allocated to such operations and maintenance services, ratably over the renewed one-year service period. We anticipate that almost all of our customers will continue to renew their operations and maintenance services agreements each year.

Electricity Revenue

Our PPA entities purchase Energy Servers from us and sell the electricity produced by these systems to customers through long-term PPAs. Customers are required to purchase all of the electricity produced by the Energy Servers at agreed-upon rates over the course of the PPA’s term. We generally recognize revenue from such PPA entities as the electricity is provided over the term of the agreement.

Cost of Revenue

Our total cost of revenue consists of cost of product revenue, cost of installation revenue, cost of service revenue and cost of electricity revenue. It also includes personnel costs associated with our operations and global customer support organizations consisting of salaries, benefits, bonuses, stock-based compensation and allocated facilities costs.

Cost of Product Revenue

Cost of product revenue consists of costs of Energy Servers that we sell to direct, traditional lease and managed services customers, including costs of materials, personnel costs, allocated costs, shipping costs, provisions for excess and obsolete inventory, and the depreciation costs of our equipment. Because the sale of our Energy Servers includes a one-year warranty, cost of product revenue also includes first year warranty costs. We provide warranties and performance guarantees regarding the Energy Servers’ efficiency and output during the first year warranty period. Warranty costs for customers that purchase under managed services or the Bloom Electrons program are recognized as a cost of product revenue as they are incurred. We expect our cost of product revenue to increase in absolute dollars as we deliver and install more Energy Servers and our product revenue increases. On a per unit basis, which we measure in dollars-per-kilowatt, we have reduced our material costs by over 75% from the inception of our first generation Energy Server to our current generation Energy Server. Material costs per unit came down by more than 50% over the life of our first generation system and by over 40% over the life of our second generation system. With each successive new generation, we have been able to reduce the material costs compared to the prior generation’s material costs: Our second generation had material costs at the start of production that were approximately 60% lower per kilowatt than our first generation and our third generation had material costs at the start of production that were more than 35% lower per kilowatt than our second generation.

Cost of Installation Revenue

Cost of installation revenue consists of the costs to install the Energy Servers that we sell to direct, traditional lease and managed services customers, including costs of materials and service providers, personnel costs, and allocated costs.

The amount of installation cost we recognize in a given period is materially dependent on the volume and size of installations of our Energy Servers in a given period and on the type of financing used by the customer. We expect our cost of installation revenue to increase in absolute dollars as we deliver and install more Energy Servers, though it will be subject to variability as a result of the foregoing.

Cost of Service Revenue

Cost of service revenue consists of costs incurred under maintenance service contracts for all customers including direct sales, traditional lease, managed services and PPA customers. Such costs include personnel costs for our customer support organization, allocated costs, and extended maintenance-related product repair and replacement costs. After the initial included warranty period expires, customers have the opportunity to renew their operations and maintenance services agreements on an annual basis, for up to 20 years, at prices predetermined at the time of purchase of the Energy Server. We expect our cost of service revenue to increase in absolute dollars as our end-customer base of megawatts deployed grows, and we expect our cost of service revenue to fluctuate period by period depending on the timing of maintenance of Energy Servers.

Cost of Electricity Revenue

Cost of electricity revenue primarily consists of the depreciation of the cost of the Energy Servers owned by our PPA entities and the cost of gas purchased in connection with PPAs entered into by our first PPA entity. The cost of electricity revenue is generally recognized over the term of the customer’s PPA. The cost of depreciation of the Energy Servers is reduced by the amortization of any U.S. Treasury grant payment in lieu of the energy investment tax credit associated with these systems. We expect our cost of electricity revenue to increase in absolute dollars as our end-customer base of megawatts deployed grows.

Gross Profit (Loss)

Gross profit (loss) has been and will continue to be affected by a variety of factors, including the sales price of our products, manufacturing costs, the costs to maintain the systems in the field, the mix of financing options used, and the mix of revenue between product, service and electricity. We expect our gross profit to fluctuate over time depending on the factors described above.

Operating Expenses

Research and Development

Research and development costs are expensed as incurred and consist primarily of personnel costs. Research and development expense also includes prototype related expenses and allocated facilities costs. We expect research and development expense to increase in absolute dollars as we continue to invest in our future products and services, and we expect our research and development expense to fluctuate as a percentage of total revenue.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, including commissions. We expense commission costs as earned. Sales and marketing expense also includes costs for market development programs, promotional and other marketing costs, travel costs, office equipment and software, depreciation, professional services, and allocated facilities costs. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations and to expand our international presence, and we expect our sales and marketing expense to fluctuate as a percentage of total revenue.

General and Administrative

General and administrative expense consists of personnel costs, fees for professional services and allocated facilities costs. General and administrative personnel include our executive, finance, human resources, information technology, facilities, business development, and legal organizations. We expect general and administrative expense to increase in absolute dollars due to additional legal fees and costs associated with accounting, insurance, investor relations, SEC and stock exchange compliance, and other costs associated with being a public company, and we expect our general and administrative expense to fluctuate as a percentage of total revenue.

Interest Expense

Interest expense primarily consists of interest charges associated with our secured line of credit, long-term debt facilities, financing obligations and capital lease obligations. We expect interest charges to decrease as a result of pay downs of the debt obligations over the course of the debt arrangements.

Other Expense, Net

Other expense, net primarily consists of gains or losses associated with foreign currency fluctuations, net of income earned on our cash and cash equivalents holdings in interest-bearing accounts. We have historically invested our cash in money-market funds.

Gain/Loss on Revaluation of Warrant Liabilities

Warrants issued to investors and lenders that allow them to acquire our convertible preferred stock have been classified as liability instruments on our balance sheet. We record any changes in the fair value of these instruments between reporting dates as a separate line item in our statement of operations. Some of the warrants issued are mandatorily convertible to common stock and subsequent to the completion of this offering, they will no longer be recorded as a liability related to these mandatorily converted warrants.

Provision for Income Taxes

Provision for income taxes consists primarily of federal and state income taxes in the United States and income taxes in foreign jurisdictions in which we conduct business. We account for income taxes using the liability method under Financial Accounting Standards Board Accounting Standards Codification Topic 740, “Income Taxes” (ASC 740). Under this method, deferred tax assets and liabilities are determined based on net operating loss carryforwards, research and development credit carryforwards, and temporary differences resulting from the different treatment of items for tax and financial reporting purposes. Deferred items are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Additionally, we assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. We have provided a full valuation allowance on our deferred tax assets because we believe it is more likely than not that the deferred tax assets will not be realized. At December 31, 2015, we had federal and state net operating loss carryforwards of $1.4 billion and $1.1 billion, respectively, which will expire, if unused, beginning in 2022 and 2016, respectively.

Net Income (Loss) Attributable to Noncontrolling Interests

We determine the net income (loss) attributable to common stockholders by deducting from net income (loss) in a period the net income (loss) attributable to noncontrolling interests. We allocate profits and losses to the noncontrolling interests under the hypothetical liquidation at book value (HLBV) method. HLBV is a balance sheet-oriented approach for applying the equity method of accounting when there is a complex structure, such as our investment entity structure. The determination of equity in earnings under the HLBV method requires management to determine how proceeds upon a hypothetical liquidation of the entity at book value would be allocated between its investors. However, the redeemable noncontrolling interests balance is at least equal to the redemption amount. The noncontrolling interests and redeemable noncontrolling interests balance is presented as a component of permanent equity in the consolidated balance sheets or as temporary equity in the mezzanine section of the consolidated balance sheets as redeemable noncontrolling interests when the third-parties have the right to redeem their interests in the funds for cash or other assets.

For income tax purposes, the tax equity partner, who has committed to invest in the consolidated partnerships, will receive a greater proportion of the share of losses and other income tax benefits. This includes the allocation of investment tax credits, which will be distributed to the tax equity partner and to one of our wholly-owned subsidiaries based on the allocation specified in each respective partnership agreement until the tax equity partner’s targeted rate of return under the partnership agreement is met. For some of our PPA entities, after the PPA tax equity investors receive their contractual rate of return, we receive substantially all of the remaining value attributable to the long-term recurring customer payments and the other incentives.

Results of Operations

The following table sets forth selected consolidated statements of operations data for each of the periods indicated:

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
	(in thousands)
Consolidated statements of operations data:
Revenue
Product	$160,892	$61,853	$63,786	$30,729
Installation	13,558	18,781	12,436	6,280
Service	26,437	36,944	17,509	21,572
Electricity	47,253	55,311	26,242	32,789

Total revenue	248,140	172,889	119,973	91,370
Cost of revenue
Product	213,264	163,143	88,612	47,973
Installation	18,536	24,588	16,481	7,040
Service	105,657	135,470	66,479	60,038
Electricity	24,305	31,372	14,489	15,454

Total cost of revenue	361,762	354,573	186,061	130,505

Gross profit (loss)	(113,622)	(181,684)	(66,088)	(39,135)

Operating expenses
Research and development	53,001	43,933	22,578	22,217
Sales and marketing	16,434	19,543	9,799	12,465
General and administrative	50,573	58,976	31,413	28,619

Total operating expenses	120,008	122,452	63,790	63,301

Loss from operations	(233,630)	(304,136)	(129,878)	(102,436)
Interest expense	(21,606)	(40,633)	(17,957)	(37,525)
Other expense, net	(4,350)	(2,891)	(2,390)	(297)
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	(1,825)	2,686	2,657	1,453

Net loss before income taxes	(261,411)	(344,974)	(147,568)	(138,805)
Income tax provision	574	707	285	425

Net loss	(261,985)	(345,681)	(147,853)	(139,230)
Net loss attributable to noncontrolling interest and redeemable noncontrolling interests	(44,369)	(4,678)	(2,422)	(27,960)

Net loss attributable to common stockholders	$(217,616)	$(341,003)	$(145,431)	$(111,270)

Includes stock-based compensation as follows:

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
	(in thousands)
Cost of revenue	$5,135	$5,525	$2,734	$2,608
Research and development	3,915	3,804	1,936	1,984
Sales and marketing	2,542	3,298	1,525	2,485
General and administrative	6,655	8,272	3,592	5,279

Total stock-based compensation	$18,247	$20,899	$9,787	$12,356

Comparison of the Six Months Ended June 30, 2015 and 2016

Total Revenue

	Six Months Ended June 30,		Change 2016 vs. 2015
	2015	2016	Amount	%
	(unaudited)
	(dollars in thousands)
Product	$63,786	$30,729	$(33,057)	(51.8)%
Installation	12,436	6,280	(6,156)	(49.5)
Service	17,509	21,572	4,063	23.2
Electricity	26,242	32,789	6,547	24.9

Total Revenue	$119,973	$91,370	$(28,603)	(23.8)%

Total revenue decreased approximately $28.6 million, or 23.8%, for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015.

Product revenue decreased approximately $33.1 million, or 51.8%, for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. Despite an increase in acceptances from 181 systems in the six months ended June 30, 2015 to 298 systems in the six months ended June 30, 2016, product revenue decreased due to a significantly higher mix of orders through our Bloom Electrons financing program where revenue is recognized over the term of the agreement (generally 10 to 21 years) as electricity revenue, compared to direct purchase transactions where product revenue is generally recognized on acceptance. The mix of orders between our Bloom Electrons financing program and direct purchases is generally driven by customer preference. While we cannot predict with certainty in any given period how customers will choose to finance their purchase, we have observed that, more recently, customers tend to choose a financing option that more closely mirrors the customers’ monthly payment stream for electricity, as opposed to a direct purchase of an Energy Server. Bloom Electrons payment streams provide for monthly payments similar to those for grid electricity payments.

Installation revenue decreased $6.2 million, or 49.5%, for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. This was primarily caused by the higher mix of orders through our Bloom Electrons financing program where revenue is recognized over the term of the agreement as electricity revenue.

Service revenue increased approximately $4.1 million, or 23.2%, for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. This was primarily due to the increase in the number of annual maintenance contract renewals, driven by our expanding customer base and corresponding total megawatts deployed.

Electricity revenue increased approximately $6.5 million, or 24.9%, for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. This was due to the fact that in 2015, we generated higher sales through our Bloom Electrons financing program, resulting in an increase of total megawatts deployed under the Bloom Electrons program to 97.8 as of June 30, 2016 from 80.7 in the prior year.

Total Cost of Revenue and Gross Profit (Loss)

	Six Months Ended June 30,		Change 2016 vs. 2015
	2015	2016	Amount	%
	(unaudited)
	(dollars in thousands)
Cost of revenue:
Product	$88,612	$47,973	$(40,639)	(45.9)%
Installation	16,481	7,040	(9,441)	(57.3)
Service	66,479	60,038	(6,441)	(9.7)
Electricity	14,489	15,454	965	6.7

Total cost of revenue	186,061	130,505	(55,556)	(29.9)

Gross profit (loss)	$(66,088)	$(39,135)	$26,953	40.8%

Total cost of revenue decreased approximately $55.6 million, or 29.9%, for the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. This decrease in cost of revenue was primarily attributable to a higher mix of orders through Bloom Electrons, our PPA financing program, in which cost of revenue is recognized over the term of the agreement (10 to 21 years). This decrease also included a $6.4 million decrease in service costs associated with ongoing operations and maintenance of deployed Energy Servers in the ordinary course of business due to a lower number of system replacements.

Gross profit improved $27.0 million, or 40.8%, in the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. This improvement was a result of higher-margin product sales and lower cost of service revenue as discussed above.

Operating Expenses

	Six Months Ended June 30,		Change 2016 vs. 2015
	2015	2016	Amount	%
	(unaudited)
	(dollars in thousands)
Research and development	$22,578	$22,217	$(361)	(1.6)%
Sales and marketing	9,799	12,465	2,666	27.2
General and administrative	31,413	28,619	(2,794)	(8.9)

Total	$63,790	$63,301	$(489)	(0.8)%

Research and development expenses decreased approximately $0.4 million, or 1.6%, in the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. This decrease was driven primarily by reductions in depreciation expense of $0.7 million, partially offset by increases in compensation related expenses due to the timing of hiring.

Sales and marketing expenses increased approximately $2.7 million, or 27.2%, in the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. Sales commissions decreased by $0.5 million due to a lower volume of orders placed during the period. Compensation related costs increased $2.3 million from the prior period due to increases in headcount and sales commissions, and presales and other expense increased $0.9 million.

General and administrative expenses decreased approximately $2.8 million, or 8.9%, in the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. The decrease in general and administrative expenses was due to a decrease in professional service expenses of $7.9 million due to the timing of PPA entity setup expenses, partially offset by an increase in labor and stock compensation related expenses of $3.5 million, an increase in insurance expenses of $1.4 million, and an increase in other expenses of $0.2 million.

Other Income and Expenses

	Six Months Ended June 30,		Change 2016 vs. 2015
	2015	2016	Amount	%
	(unaudited)
	(dollars in thousands)
Interest expense	$(17,957)	$(37,525)	$(19,568)	(109.0)%
Other expense, net	(2,390)	(297)	2,093	87.6
Gain (loss) on revaluation of warrant liabilities	2,657	1,453	(1,204)	(45.3)

Total	$(17,690)	$(36,369)	$(18,679)	(105.6)%

Total other expenses increased $18.7 million, or 105.6%, in the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. This increase was due to interest expense increasing $19.6 million, or 109.0%, in the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. The increase was due to the higher balances of financing obligations and outstanding debt in 2016, compared to the prior year.

This increase was offset by other expense, net, which improved $2.1 million, or 87.6%, in the six months ended June 30, 2016, as compared to the six months ended June 30, 2015 due to a writedown of the carrying value of assets related to our supply chain of $2.4 million offset by other expenses of $0.3 million.

Provision for Income Taxes

	Six Months Ended June 30,		Change 2016 vs. 2015
	2015	2016	Amount	%
	(unaudited)
	(dollars in thousands)
Income tax provision	$285	$425	$140	49.1%

Income tax provision increased approximately $0.1 million in the six months ended June 30, 2016, as compared to the six months ended June 30, 2015 and was primarily due to fluctuations in tax on income earned by international entities due to the general growth of our business in international locations.

Comparison of the Years Ended December 31, 2014 and 2015

Total Revenue

	Years Ended December 31,		Change 2015 vs. 2014
	2014	2015	Amount	%
	(dollars in thousands)
Product	$160,892	$61,853	$(99,039)	(61.6)%
Installation	13,558	18,781	5,223	38.5
Service	26,437	36,944	10,507	39.7
Electricity	47,253	55,311	8,058	17.1

Total revenue	$248,140	$172,889	$(75,251)	(30.3)%

Total revenue decreased approximately $75.3 million, or 30.3% for the year ended December 31, 2015, as compared to the year ended December 31, 2014. In 2015, we recorded a reduction in revenue totaling $41.8 million for the decommissioning of our PPA I program (see Note 14, PPA I Decommissioning), which partially contributed to the overall revenue decline.

Product revenue decreased approximately $99.0 million, or 61.6%, for the year ended December 31, 2015, as compared to the year ended December 31, 2014, which includes the impact of the decommissioning of our PPA I program described above. In addition to the impact of the PPA I decommissioning, this decrease was attributable in part to a higher mix of orders through our Bloom Electrons financing program, where revenue is recognized over the term of the agreement (generally 10 to 21 years) as electricity revenue, compared to direct purchase transactions, where revenue is generally recognized as product revenue on acceptance.

Installation revenue increased $5.2 million, or 38.5%, for the year ended December 31, 2015, as compared to the year ended December 31, 2014. This was primarily caused by the higher installation costs of projects accepted during the period.

Service revenue increased approximately $10.5 million, or 39.7%, for the year ended December 31, 2015, as compared to the year ended December 31, 2014. This was primarily due to the increase in the number of annual maintenance contract renewals, driven by our expanding customer base and corresponding total megawatts deployed.

Electricity revenue increased approximately $8.1 million, or 17.1% for the year ended December 31, 2015, as compared to the year ended December 31, 2014. This was due to the fact that in 2015, we generated higher sales through our Bloom Electrons financing program, resulting in an increase of total megawatts deployed under the Bloom Electrons program to 86.9 from 71.3 in the prior year. This was partially offset by our lowering the per unit electricity sales pricing to capture a greater market share of our customers.

Total Cost of Revenue and Gross Profit (Loss)

	Years Ended December 31,		Change 2015 vs. 2014
	2014	2015	Amount	%
	(dollars in thousands)
Cost of revenue:
Product	$213,264	$163,143	$(50,121)	(23.5)%
Installation	18,536	24,588	6,052	32.6
Service	105,657	135,470	29,813	28.2
Electricity	24,305	31,372	7,067	29.1

Total cost of revenue	361,762	354,573	(7,189)	(2.0)

Gross profit (loss)	$(113,622)	$(181,684)	$(68,062)	(59.9)%

Total cost of revenue decreased approximately $7.2 million, or 2.0%, for the year ended December 31, 2015, as compared to the year ended December 31, 2014. This decrease in cost of revenue was primarily attributable to a higher mix of orders through Bloom Electrons, our PPA financing program, in which cost of revenue is recognized over the term of the agreement (10 to 21 years) as cost of electricity revenue. This decrease was offset by a $29.8 million increase in service cost associated with ongoing operations and maintenance of deployed Energy Servers in the ordinary course of business.

Gross profit decreased $68.1 million, or 59.9%, in the year ended December 31, 2015, as compared to the year ended December 31, 2014. This decrease was a result of lower revenue and higher cost of service revenue as discussed above and due to lower electricity sales margin due to our lowering the per unit electricity sales pricing to capture a greater market share of our customers.

Operating Expenses

	Years Ended December 31,		Change 2015 vs. 2014
	2014	2015	Amount	%
	(dollars in thousands)
Research and development	$53,001	$43,933	$(9,068)	(17.1)%
Sales and marketing	16,434	19,543	3,109	18.9
General and administrative	50,573	58,976	8,403	16.6

Total	$120,008	$122,452	$2,444	2.0%

Research and development expenses decreased approximately $9.1 million, or 17.1%, in the year ended December 31, 2015, as compared to the year ended December 31, 2014. This decrease was driven primarily by reductions in prototype materials of $6.4 million, a reduction in depreciation expense of $1.4 million, and $0.9 million in compensation related expense due to lower headcount.

Sales and marketing expenses increased approximately $3.1 million, or 18.9%, in the year ended December 31, 2015, as compared to the year ended December 31, 2014. Sales commissions increased by $1.0 million due to a higher volume of orders placed during the period. Compensation related costs increased $2.1 million from the prior period.

General and administrative expenses increased approximately $8.4 million, or 16.6%, in the year ended December 31, 2015, as compared to the year ended December 31, 2014. The increase in general and administrative expenses was due to an increase in legal related expenses of $3.5 million, an increase of $1.7 million due to an increase in new PPA entity set up costs in 2015, an increase of $1.8 million in insurance expenses, and increases in stock compensation expenses of $1.4 million.

Other Income and Expenses

	Years Ended December 31,		Change 2015 vs. 2014
	2014	2015	Amount	%
	(dollars in thousands)
Interest expense	$(21,606)	$(40,633)	$(19,027)	(88.1)%
Other expense, net	(4,350)	(2,891)	1,459	33.5
Gain (loss) on revaluation of warrant liabilities	(1,825)	2,686	4,511	247.2

Total	$(27,781)	$(40,838)	$(13,057)	(47.0)%

Total other expenses increased $13.1 million, or 47.0%, in the year ended December 31, 2015, as compared to the year ended December 31, 2014. This increase was due to interest expense increasing $19.0 million, or 88.1%, in the year ended December 31, 2015, as compared to the year ended December 31, 2014. The increase was consistent with the higher balances of financing obligations and outstanding debt in 2015, compared to the prior year.

This increase was offset by, other expense, net, decreasing $1.5 million, or 33.5%, in the year ended December 31, 2015, as compared to the year ended December 31, 2014. In addition, for the year ended December 31, 2015, we recorded a gain on the revaluation of warrants of $2.7 million. The revaluation related to a change in the value of previously issued warrants.

Provision for Income Taxes

	Years Ended December 31,		Change 2015 vs. 2014
	2014	2015	Amount	%
	(dollars in thousands)
Income tax provision	$574	$707	$ 133	23.2%

Income tax provision increased approximately $0.1 million, or 23.2%, in the year ended December 31, 2015, as compared to the year ended December 31, 2014 and was primarily due to fluctuations in tax on income earned by international entities due to the general growth of our business in international locations.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for each of the six quarters ending June 30, 2016. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles in the United States. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016
	(in thousands)
Consolidated statements of operations data:
Revenue
Product	$55,804	$7,982	$3,675	$(5,608)	$10,300	$20,429
Installation	9,442	2,994	1,245	5,100	2,211	4,069
Service	8,383	9,127	9,217	10,217	10,643	10,929
Electricity	12,565	13,677	14,264	14,805	15,679	17,110

Total revenue	86,194	33,780	28,401	24,514	38,833	52,537
Cost of revenue
Product	66,407	22,205	22,566	51,965	20,953	27,020
Installation	12,599	3,881	2,006	6,102	2,594	4,446
Service	42,829	23,651	35,105	33,885	32,284	27,754
Electricity	8,496	5,993	9,455	7,428	8,625	6,829

Total cost of revenue	130,331	55,730	69,132	99,380	64,456	66,049

Gross profit (loss)	(44,137)	(21,950)	(40,731)	(74,866)	(25,623)	(13,512)

Operating Expenses
Research and development	11,960	10,619	10,961	10,393	10,650	11,567
Sales and marketing	4,292	5,508	4,859	4,884	6,327	6,138
General and administrative	11,585	19,827	13,864	13,700	13,683	14,936

Total operating expenses	27,837	35,954	29,684	28,977	30,660	32,641

Loss from operations	(71,974)	(57,904)	(70,415)	(103,843)	(56,283)	(46,153)
Interest expense	(9,406)	(8,551)	(11,572)	(11,104)	(18,875)	(18,650)
Other expense, net	(2,300)	(90)	(332)	(169)	(66)	(231)
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	—	2,658	995	(967)	5,380	(3,927)

Net loss before income taxes	(83,680)	(63,887)	(81,324)	(116,083)	(69,844)	(68,961)
Income tax provision	98	187	204	218	204	221

Net loss	(83,778)	(64,074)	(81,528)	(116,301)	(70,048)	(69,182)
Net loss attributable to noncontrolling interest and redeemable noncontrolling interests	151	(2,572)	(1,749)	(508)	(10,607)	(17,353)

Net loss attributable to common stockholders	$(83,929)	$(61,502)	$(79,779)	$(115,793)	$(59,441)	$(51,829)

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016
	(in thousands)
Consolidated statements of cash flow data:
Net cash used in operating activities	$(63,714)	$(65,939)	$(70,698)	$(109,340)	$(69,210)	$(71,643)

Quarterly Revenue Trends

Product and installation revenue can vary quarter to quarter due to changes in the buying behavior of our customers as customers shift to or from Bloom Electrons orders where revenue is recognized over the term of the agreement, as opposed to purchase or lease transactions, where revenue is generally recognized up front. Since we offer these different types of purchase options and the accounting treatment for these options can differ, the timing of revenue recognition quarter by quarter could be impacted by the mix of purchase, lease and Bloom Electrons orders in a particular quarter. Additionally, service revenue and electricity revenue have increased over time due to the continued expansion of our deployed fleet.

In addition, quarterly revenue is likely to fluctuate based on, among other things, the factors discussed under “Factors Affecting Our Future Performance.” For example, in the quarter ended March 31, 2015, large installations were accepted by customers under direct purchase arrangements, resulting in higher product revenue in those periods.

Quarterly Gross Profit Trends

Quarterly gross profit (loss) fluctuates with total revenue, the level of investment associated with maintaining and upgrading the deployed fleet, and to a lesser extent, the ability to achieve estimated installation cost for new site installations. Quarterly gross profit (loss) exhibited larger losses in the quarters where product revenue was lowest and investments in the deployed fleet are highest.

Quarterly Key Operating Metrics:

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016
Product accepted during the period (in 100 kilowatt systems)	115	66	53	116	136	162
Megawatts deployed as of period end	165	171	177	186	194	208
Free cash flow (in thousands)	$(44,960)	$(23,870)	$(5,031)	$(88,422)	$(22,166)	$9,893

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016
	(in thousands)
Billings for product accepted in the period	$87,108	$47,883	$38,052	$85,032	$101,975	$126,559
Billings for installation on product accepted in the period	14,596	9,458	7,603	15,347	22,071	27,379
Billings for annual maintenance services agreements	9,483	13,230	21,198	16,674	9,835	14,237

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016
Product costs of product accepted in the period (per kilowatt)	$5,961	$6,400	$6,351	$5,072	$5,086	$4,809
Period costs of manufacturing related expenses not included in product costs (in thousands)	13,702	9,450	11,940	9,396	4,302	4,586
Installation costs on product accepted in the period (per kilowatt)	1,708	2,299	1,781	1,117	1,280	1,481

Quarterly Key Operating Metric Trends

Acceptance volume declined to 53 systems for the quarter ended September 30, 2015 from 115 for the quarter ended March 31, 2015. The decline was principally driven by the fact that we had a large order that deployed in the quarter ended March 31, 2015. Acceptance volume sequentially increased quarter-over-quarter from September 30, 2015 to June 30, 2016, as we installed more systems from backlog over that period and our installation process, capability and capacity improved. Acceptances achieved from March 31, 2015 to June 30, 2016 added to our installed base, and therefore increased our megawatts deployed. Both the billings for product accepted in the period and the billings for installations accepted in the period from the quarter ended March 31, 2015 to the quarter ended June 30, 2016 were driven by the dynamics described for the change in acceptances over the same periods. The billings for annual maintenance services agreements fluctuated over the time period due to the timing of the anniversaries of the acceptances and annual maintenance services agreements. For the six quarters from January 1, 2015 to June 30, 2016, our product costs of product accepted declined from $5,961 per kilowatt to $4,809 per kilowatt, an overall reduction of 19.3%. Our product costs increased from the quarter ended March 31, 2015 to the quarter ended June 30, 2015 from $5,961 per kilowatt to $6,400 per kilowatt due to lower acceptance volume in that period, allocating more per unit fixed manufacturing cost to our product cost. From June 30, 2015 to June 30, 2016, the cost reduction was driven generally by our ongoing cost reduction efforts to reduce material costs, labor and overhead through improved automation of our factories, better factory utilization and ongoing material cost reduction programs with our vendors, offset in part by the introduction of our next generation product. Our period costs of manufacturing related expenses generally declined over the same period due to manufacturing cost management and better factory utilization on higher production volumes, allocating greater fixed manufacturing overhead to inventory. While we are focused on reducing the cost to install our Energy Servers, our installation costs on product accepted over the six quarter period were generally impacted by the size of the installations, as well as the complexity of the sites.

Free Cash Flow Reconciliation

	Three Months Ended
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016
Net cash used in operating activities	$(63,714)	$(65,939)	$(70,698)	$(109,340)	$(69,210)	$(71,643)
Net cash used in purchase of property, plant and equipment	(2,632)	(2,046)	(1,014)	(564)	(2,019)	(2,976)
Less: Net cash used in PPA operating activities and PPA purchase of property, plant and equipment*	(21,386)	(44,115)	(66,681)	(21,482)	(49,063)	(84,512)

Free cash flow	$(44,960)	$(23,870)	$(5,031)	$(88,422)	$(22,166)	$9,893

*	The PPA operating cash flows consists principally of cash used to purchase Energy Servers from Bloom, offset in part by cash received from PPA customers for electricity sold to them. PPA entities finance the purchase of Energy Servers through investment by equity investors and debt issuances, which are reflected in the PPA entities’ cash flows from financing.

Liquidity and Capital Resources

We finance our operations, including the costs of acquisition and installation of Energy Servers, mainly through a variety of financing arrangements and PPA entities, credit facilities from banks, sales of our preferred stock, debt financings and cash generated from our operations. As of June 30, 2016, we had cash and cash equivalents of $125.0 million.

We believe that our existing cash and cash equivalents will be sufficient to meet our capital requirements for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the rate of growth in the volume of system builds, the expansion of sales and marketing activities, market acceptance of our products, the timing of receipt by us of distributions from our PPA entities and overall economic conditions. We do not currently expect to receive significant cash distributions from our PPA entities. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional debt or equity financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. Further, as most of our assets are collateralized in existing debt arrangements, new debt financing may be unsecured which may result in higher interest rate obligations.

Credit Facilities

Bloom Energy Indebtedness

In May 2013, we entered into a $5.0 million credit agreement and a $12.0 million financing agreement to help fund the building of a new facility in Newark, Delaware. The loan bears an annual interest rate of LIBOR, plus 4%. The weighted average interest rate of these borrowings was 4.2% and 4.2% for the years ended December 31, 2014 and 2015, respectively. The loan requires monthly payments and is secured by the manufacturing facility. As of December 31, 2015 and June 30, 2016, the outstanding debt related to these credit agreements was $9.9 million and $8.2 million, respectively. Under the terms of these credit agreements, we are required to comply with various restrictive covenants. As of December 31, 2015 and June 30, 2016, we were in compliance with all of the covenants. In addition, the credit agreements also include a cross-default provision which provides that the remaining balance of borrowings under the agreements will be due and payable immediately if a lien is placed on the Newark facility in the event we default on any indebtedness in excess of $100,000 individually or $300,000 in the aggregate.

Between December 2014 and June 2015, we issued $193.2 million of three-year subordinated secured convertible promissory notes (the 8% Notes) to certain investors. The 8% Notes bear a fixed annual interest rate of 8.0%, compounded monthly, and are due at maturity in December 2017 and payable in cash or in kind at the election of the investor. The accrued interest would be due on each anniversary of the respective original issuance date of the 8% Notes. As of December 31, 2015 and June 30, 2016, the outstanding principal and accrued interest on the 8% Notes was $208.6 million and $217.1 million, respectively. The outstanding principal and accrued interest on each 8% Note will mandatorily convert into shares of our Series G convertible preferred stock at a conversion price per share of $25.76, and each such share of Series G convertible preferred stock will convert automatically into one share of our common stock, immediately prior to completion of an initial public offering.

In December 2015, we entered into two promissory note agreements with J.P. Morgan Securities LLC and Canadian Pension Plan Investment Board (CPPIB) for the issuance of $160.0 million of convertible promissory notes. The notes (the 5% Notes) bear a 5.0% fixed interest rate, compounded monthly, and are due at maturity in December 2020. Interest on these notes is payable in cash or by the issuance of additional 5% Notes. As of December 31, 2015 and June 30, 2016, the debt outstanding under the 5% Notes was $160.3 million and $189.9 million, respectively, including accrued interest. In January 2016, we issued an additional $25.0 million aggregate principal amount of these notes, and in September 2016 we issued an additional $75.0 million aggregate principal amount of these notes. Under the terms of the indenture governing the 5% Notes, we are required to comply with various restrictive covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on investments. As of December 31, 2015 and June 30, 2016, we were in compliance with all of such covenants. In addition, we are required to maintain collateral which secures the 5% Notes in an amount equal to 200% of the principal amount of and accrued and unpaid interest on the outstanding notes. The outstanding principal and accrued interest do not mandatorily convert into common stock in the event of an initial public offering. At the election of the investors, the accrued interest and the unpaid principal can be converted into common stock at any time following an initial public offering with gross proceeds of at least $150.0 million (Qualified IPO) and prior to the maturity date. Following the Qualified IPO, the outstanding amount of the 5% Notes will be convertible into shares of common stock at a conversion price per share equal to the lower of $30.91 and 90% of the offering price of our common stock sold in this offering. These notes are also convertible upon a change of control prior to a Qualified IPO. The notes are also redeemable at our option, in whole or in part, in connection with a change of control or if our common stock trades at a price equal to at least 150% of the public offering price per share for this offering for a period of 20 trading days during a period of 30 consecutive trading days at a redemption price equal to 100% of the principal amount of the notes plus accrued but unpaid interest. The 5% Notes also include a cross-acceleration provision which provides that the holders of at least 25% of the outstanding principal amount of the 5% Notes may cause such notes to become immediately due and payable if we or any of our subsidiaries default on any indebtedness in excess of $15.0 million such that the repayment of such indebtedness is accelerated. In addition, in connection with the issuance of the these additional notes, we agreed to issue to certain purchasers of the notes, upon the occurrence of certain conditions, warrants to purchase up to a maximum of 469,333 shares of our common stock at an exercise price of $0.01 per share. The warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering.

PPA Entities’ Indebtedness

Bloom Electrons, our PPA financing program, is financed via special purpose investment entities (PPA entities). These entities are financed by third-party investors and us. The capitalization of a PPA entity is generally comprised of tax equity investors, debt providers and us, as a minority shareholder (generally less than 10% of the capital stock). The debt that is invested into the PPA entities is non-recourse to us.

Our PPA entities have available lines of credit with financial institutions that allow them to borrow funds for purchase and construction of equipment, additional working capital, and general corporate purposes. These credit facilities are secured by the PPA entities’ assets and subject to guaranties by Bloom. Each of such PPA entities is obligated to make quarterly principal and interest payments according to a schedule agreed between us, the tax equity investors and the debt providers. The debt is either a “term loan”, where the final maturity date coincides with the expiration of the offtake agreements included in the project, or a “mini-perm loan”, where the final maturity date occurs at some point prior to such expiration; in the case of these “mini-perm loans”, we will need to refinance these loans on or prior to their maturity date by procuring debt from other sources and using the proceeds of such new debt to repay the existing loans.

On March 20, 2013, PPA Company II entered into an agreement to refinance an existing loan. The total amount of the loan was $144.8 million, which included $28.8 million to repay outstanding principal of existing debt, $21.7 million for debt service reserves and transaction costs, and $94.3 million to fund the remaining system purchases. The loan is a fixed rate term loan that bears an annual interest rate of 5.22% payable quarterly. The loan has a fixed amortization schedule of the principal, beginning March 30, 2014, which requires repayment in full by March 30, 2025. The loan is also non-recourse and secured by all of the assets of PPA Company II. As of December 31, 2015 and June 30, 2016, the debt outstanding was $119.1 million and $110.3 million, respectively. Under the terms of this credit agreement, PPA Company II is required to comply with various covenants including restrictions on indebtedness, and must also maintain a debt service coverage ratio, as defined in the loan agreement, at the end of each fiscal quarter in order to make any distributions or pay any dividends. As of December 31, 2015 and June 30, 2016, PPA Company II was in compliance with all of the covenants. In addition, the loan also includes a cross-default provision which provides that holders of more than 25% of the outstanding principal amount of the loan may cause the remaining amount under the loan to be due and payable immediately if PPA Company II defaults on any indebtedness in excess of $1.5 million and such default causes the repayment of such indebtedness to be accelerated.

In December 2012, PPA Company IIIa entered into a $46.8 million credit agreement to help fund the purchase and installation of our Energy Servers. The loan requires quarterly payments, is due in September 2028, and bears a fixed interest rate of 7.5% payable quarterly. The loan is secured by PPA Company IIIa’s machinery and equipment, account receivables, inventory and other assets, as well as the 100% equity interest in PPA Company IIIa held by 2012 V PPA Holdco, LLC. As of December 31, 2015 and June 30, 2016, the debt outstanding was $43.8 million and $43.2 million, respectively. Under the terms of this credit agreement, PPA Company IIIa is required to comply with various covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on indebtedness. PPA Company IIIa must also maintain a debt service coverage ratio, as defined in the credit agreement, at the end of each fiscal quarter in order to make any distributions or pay any dividends. As of December 31, 2015 and June 30, 2016, PPA Company IIIa was in compliance with all of the covenants. In addition, the credit agreement also includes a cross-default provision which provides that the lender will no longer be obligated to make any loan commitments and the remaining obligations under the credit agreement shall become due and payable immediately if PPA Company IIIa defaults on any indebtedness in excess of $500,000 or the repayment of any indebtedness is accelerated.

In September 2013, PPA Company IIIb entered into a credit agreement to help fund the purchase and installation of our Energy Servers. In accordance with that agreement, PPA Company IIIb issued floating rate debt based on an annual LIBOR rate, plus a margin of 5.2%. The debt requires quarterly principal payments and is due in October 2020. The weighted average interest rate of these borrowings was 5.5% and 5.6% for the years ended December 31, 2014 and 2015, respectively. The aggregate amount of the debt facility is $32.5 million, which includes $1.45 million to be placed in a debt service reserve account. The loan is secured by PPA Company IIIb’s machinery and equipment, account receivables, inventory and other assets, as well as the 100% equity interest in PPA Company IIIb held by 2013 ESA Holdco, LLC. As of December 31, 2015 and June 30, 2016, the debt outstanding was $27.7 million and $26.7 million, respectively. Under the terms of this credit agreement, PPA Company IIIb is required to comply with various covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on indebtedness. In addition, PPA Company IIIb must also maintain a historical debt service coverage ratio, as defined in the credit agreement, and a prospective debt service coverage ratio, as defined in the credit agreement, at the end of each fiscal quarter in order to make any distributions or pay any dividends. As of December 31, 2015 and June 30, 2016, PPA Company IIIb was in compliance with all of the covenants. In addition, the credit agreement also includes a cross-default provision which provides that the lender may demand that the remaining obligations under the credit agreement be due and payable immediately if PPA Company IIIb defaults in payment on any indebtedness in excess of $500,000 or the repayment of any indebtedness is accelerated.

In July 2014, PPA Company IV issued senior secured notes (PPA IV Notes) amounting to $99.0 million to third parties to help fund the purchase and installation of our Energy Servers. The PPA IV Notes bear a fixed annual interest rate of 6.1%, payable quarterly. The principal amount of the PPA IV Notes is payable quarterly starting in December 2015 and ending in March 2030. The PPA IV Notes are secured by all the assets of the PPA Company IV. As of December 31, 2015 and June 30, 2016, the aggregate balance outstanding under the PPA IV Notes was $98.9 million and $87.1 million, respectively. Under the terms of the note purchase agreement, PPA Company IV is required to comply with various covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on indebtedness. In addition, PPA Company IV must also maintain a debt service coverage ratio, as defined in the loan agreement, at the end of each fiscal quarter in order to make any distributions or pay any dividends. As of December 31, 2015 and June 30, 2016, PPA Company IV was in compliance with all of the covenants. In addition, the notes also include a cross-default provision which provides that holders of more than 25% of the principal amount of the notes may cause the loan to be due and payable immediately if PPA Company IV defaults on any indebtedness in excess of $1.5 million such that the repayment of such indebtedness is accelerated.

In June 2015, PPA Company V entered into a $131.2 million credit agreement to help fund the purchase and installation of our Energy Servers. PPA Company V has issued floating rate debt with an interest rate based on LIBOR plus an applicable margin over LIBOR. The applicable margins used for calculating interest expense are 2.125% for the loan time period prior to the term conversion date; 2.25% for years 1-3 following the term conversion date and 2.5% for after the third year following the term conversion date. The loan is initially in the form of a “construction loan”, with a stated maturity date of February 28, 2017. The construction loan may be converted into a “term loan” upon the occurrence of the term conversion date, after which the loan would mature on the earlier to occur of (i) the fifth anniversary of such conversion into a term loan, or (ii) December 31, 2021.

The term conversion date occurs on the date the project has reached completion (meaning an agreed number of Energy Servers have been deployed on or prior to February 28, 2017), after which the amount drawn on the construction loan converts to a term loan. The conversion of the construction loan into a term loan is not permitted if (i) we default during the construction period, or (ii) we fail to install 35 megawatts of Energy Servers by January 31, 2017. As of June 30, 2016, an aggregate total of 19.6 megawatts of Energy Servers had been installed and commissioned. Interest is payable monthly. The weighted average interest rate of borrowings was 2.4% for the year ended December 31, 2015. The loan requires quarterly principal payments beginning in March 2017 and is due in December 2021. The loan is secured by PPA Company V’s machinery and equipment, account receivables, inventory and other assets, as well as the 100% equity interest in PPA Company V held by 2015 ESA Holdco, LLC. As of December 31, 2015 and June 30, 2016, the debt outstanding was $57.7 million and $131.2 million, respectively. Under the terms of this credit agreement, PPA Company V is required to comply with various covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on indebtedness, and must also maintain a debt service coverage ratio, as defined in the credit agreement, at the end of each fiscal quarter in order to make any distributions or pay any dividends. As of December 31, 2015 and June 30, 2016, PPA Company V was in compliance with all of the covenants. In addition, the credit agreement also includes a cross-default provision which provides that lender may immediately terminate all lending commitments and request the remaining amount under the loan agreement be due and payable immediately if PPA Company V defaults on any indebtedness such that the repayment of such indebtedness is accelerated.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
	(in thousands)
Net cash provided by (used in):
Operating activities	$(281,109)	$(309,691)	$(129,653)	$(140,853)
Investing activities	(95,407)	49,494	(3,613)	17,076
Financing activities	212,181	288,199	112,786	113,789

Net change in cash and cash equivalents	$(164,335)	$28,002	$(20,480)	$(9,988)

Operating Activities

In the six months ended June 30, 2016, we used approximately $140.8 million in operating activities. This cash outflow primarily resulted from a net loss in the six months of $111.3 million, reduced by non-cash items including depreciation of approximately $20.1 million and stock-based compensation of approximately $12.4 million. The cash outflow also resulted from an increase in customer financing receivables of $114.3 million for purchases of Energy Servers by our PPA entities, an increase in inventory of $41.3 million and an increase in deferred cost of revenue of $12.1 million. This cash outflow was partially offset by a decrease in accounts receivable of $13.0 million, other current liabilities of $2.5 million, and increase in other long-term liabilities of $19.9 million, and an increase in deferred revenue and customer deposits of approximately $66.0 million relating to upfront milestone payments received from customers.

In the six months ended June 30, 2015, we used approximately $129.6 million in operating activities. This cash outflow primarily resulted from a net loss in the six months of $145.4 million, reduced by non-cash items including depreciation of approximately $17.0 million and stock-based compensation of approximately $9.8 million. The cash outflow also resulted from a increase in customer financing receivables of $67.0 million and a decrease in deferred revenue and customer deposits of approximately $19.2 million due to the timing of upfront milestone payments received from customers. This outflow was primarily offset by an decrease in deferred cost of revenue of $40.0 million and a decrease in inventory of $12.3 million.

In the year ended December 31, 2015, we used approximately $309.7 million in operating activities. This cash outflow primarily resulted from a net loss in the year of $341.0 million, reduced by non-cash items including the restructuring charge for the PPA I entity of $41.7 million, depreciation of approximately $35.6 million, stock-based compensation of approximately $20.9 million. The cash outflow also resulted from an increase in customer financing receivable for purchases of $119.1 million for purchases for Energy Servers by our PPA entities, an increase in accounts receivable of $11.3 million, an increase in deferred cost of revenue of $6.1 million. This cash outflow was partially offset by a decrease in inventory of $34.0 million, an increase in other current liabilities of $7.8 million, and increase in other long-term liabilities of $17.5 million, and an increase in deferred revenue and customer deposits of approximately $16.6 million relating to upfront milestone payments received from customers.

In the year ended December 31, 2014, we used approximately $281.1 million in operating activities. This cash outflow primarily resulted from a net loss in the year of $217.6 million, reduced by non-cash items, including depreciation and amortization of approximately $30.1 million, stock-based compensation of approximately $18.2 million, and by an increase in deferred cost of revenue of $67.6 million. The cash outflow also resulted from an increase in customer financing receivable of $44.3 million for purchases of Energy Servers by our PPA entities, an increase in inventories of $10.9 million, and a decrease in other accrued liabilities of $7.7 million. This cash outflow was partially offset by an increase in deferred revenue and customer deposits of approximately $61.0 million relating to upfront milestone payments received from customers.

Cash provided by (used in) operating activities does not reflect the cash payments from our PPA entities for the Energy Servers at the time of acceptance. These cash receipts are generally included within financing activities, due to the consolidation of the PPA entities into our consolidated financial statements.

In the year ended December 31, 2015 and the six months ended June 30, 2016, we collected cash related to billings for product accepted of $284.0 million and $188.4 million, respectively. In the year ended December 31, 2015 and the six months ended June 30, 2016, we collected cash related to billings for installation costs related to product acceptances of $57.1 million and $49.7 million, respectively. Further, in the year ended December 31, 2015 and the six months ended June 30, 2016, we collected cash related to billings for maintenance services agreements of $58.9 million and $28.0 million, respectively.

Investing Activities

Our investing activities consist primarily of capital expenditures. Because we are required to consolidate the PPA entities into our consolidated financial statements, these capital expenditures also include the investment of the PPA entities’ purchase of Energy Servers from us to deploy into their customer base.

The PPA entities’ purchases of Energy Servers are funded by investors that contribute cash to the PPA entities in exchange for their equity interest or debt and these cash contributions are restricted such that it can only be used to purchase Energy Servers according to the terms of the PPA entity agreements. Therefore, as more cash is contributed to a PPA entity to purchase Energy Servers, restricted cash balances can increase overall. Changes in restricted cash for the PPA companies are classified as investing activities in the consolidated statements of cash flows since the cash is used to purchase Energy Servers for the PPA entity. When purchases are made, the restricted cash is reclassified as cash and a non-cash reclassification of Energy Servers is disclosed on the consolidated statements of cash flows.

In the six months ended June 30, 2016, we generated approximately $17.1 million in investing activities. We used $5.0 million for the acquisition of factory machinery and equipment, which was offset by the release of restricted cash of $22.1 million used to purchase Energy Servers by our PPA entities. Cash received by our PPA entities that will be used to purchase Energy Servers is restricted for only that purpose according to the terms of the PPA agreements.

In the six months ended June 30, 2015, we used approximately $3.6 million in investing activities. We used $4.7 million for the acquisition of factory machinery and equipment, which was offset by the release of restricted cash of $1.0 million used to purchase Energy Servers by our PPA entities.

In the year ended December 31, 2015, we generated approximately $49.5 million in investing activities. We used $6.3 million for the acquisition of factory machinery and equipment, which was offset by an increase in the use of restricted cash of $55.8 million used to purchase Energy Servers by our PPA entities.

In the year ended December 31, 2014, we used approximately $95.4 million in investing activities. We used $81.0 million for the manufacture and installation of Energy Servers that are under operating leases with our PPA entities. We also used $14.4 million for the acquisition of factory machinery and equipment.

Financing Activities

In the six months ended June 30, 2016, we generated approximately $113.8 million from financing activities. We generated approximately $66.5 million of this amount from proceeds from financings in our PPA entities, offset by distributions paid to our PPA tax equity investors of approximately $12.8 million. We received net proceeds of approximately $73.5 million from the issuance of debt, offset by repayments of $24.5 million of long-term debt and a revolving line of credit.

In the six months ended June 30, 2015, we generated approximately $112.7 million from financing activities. We generated approximately $54.6 million of this amount from proceeds from financings in our PPA entities and received net proceeds of approximately $77.2 million from the issuance of debt, offset by repayments of debt and a revolving line of credit amounting to $17.3 million.

In the year ended December 31, 2015, we generated approximately $288.2 million from financing activities. We generated approximately $77.1 million of this amount from proceeds from financings in our PPA entities, offset by distributions paid to our PPA tax equity investors of approximately $11.0 million. We received net proceeds of approximately $285.8 million from the issuance of debt, offset by repayments of $57.9 million of long-term debt and a revolving line of credit.

In the year ended December 31, 2014, we generated approximately $212.2 million from financing activities. We generated approximately $27.4 million of this amount from proceeds from noncontrolling interests of the PPA entities, offset by distributions paid to noncontrolling interests of approximately $76.6 million. We also received approximately $54.6 million from U.S. Treasury grants associated with energy systems that we had leased to customers through our PPA entities. We received an additional $253.1 million from long-term debt and from our revolving line of credit and repaid $28.8 million of long-term debt and revolving line of credit.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations and the debt of our consolidated PPA entities that is non-recourse to Bloom as of December 31, 2015:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Contractual Obligations or Other Commitments:
Recourse debt (1)	$379,632	$4,502	$291,865	$83,265	$—
Non-recourse debt (2)	347,188	31,505	33,441	43,042	239,200
Operating leases	14,004	4,647	6,562	2,795	—
Sale-leaseback leases from managed services	15,888	1,438	2,971	3,104	8,375
Other sale-leaseback related transactions	2,591	2,591	—	—	—
Natural gas fixed price forward contracts	21,725	4,534	17,191	—	—
Grant for Delaware facility	12,000	—	12,000	—	—
Interest rate swap	6,262	78	6,184	—	—
Preferred Series G stock liability	5,150	—	5,150	—	—
REC purchase commitments	4,353	4,353	—	—	—
Asset retirement obligations	1,313	813	—	500	—

Total	$810,106	$54,461	$375,364	$132,706	$247,575

(1)	Our 5% Notes and our credit agreements related to the building of our facility in Newark, Delaware each contain cross-default or cross-acceleration provisions. See “—Credit Facilities—Bloom Energy Indebtedness” above for more details.
(2)	Each of the debt facilities entered into by PPA Company II, PPA Company IIIa, PPA Company IIIb, PPA Company IV and PPA Company V contain cross-default provisions. See “—Credit Facilities—PPA Entities’ Indebtedness” above for more details.

Included within the long-term debt balances above is $208.6 million in recourse debt in the form of 8% Notes that will convert into shares of common stock automatically at the completion of this offering. Further, $160.3 million of the remaining long-term recourse debt is in the form of 5% Notes, net of the $64.7 million adjustment to fair value of the underlying derivative instrument and net of a discount of $6.3 million, which will be convertible into equity as described above. During the six months ended June 30, 2016, we generated an additional $22.8 million in sale-leaseback transactions pursuant to incremental managed services arrangements.

In March 2012, we entered into an agreement with the Delaware Economic Development Authority to provide a grant of $16.5 million to us as an incentive to establish a new manufacturing facility in Delaware and to provide employment for full time workers at the facility over a certain period of time. We have two types of milestones that we must complete to retain the entire amount of the grant proceeds. The first milestone is to provide employment for 900 full time workers in Delaware by the end of the current recapture period of September 30, 2017. The second milestone is to pay these full time workers a cumulative total of $108.0 million in compensation by September 30, 2017, the end of the current recapture period. Further, there are two additional recapture periods at which time we must continue to employ 900 full time workers and the cumulative total compensation paid by us is required to be at least $324.0 million by September 30, 2023. As of June 30, 2016, we had 274 full time workers in Delaware and had paid $39.9 million in cumulative compensation. We have so far received $12.0 million of the grant which is contingent upon our meeting the milestones through September 30, 2023. In the event that we do not meet the milestones, we may have to repay the Delaware Economic Development Authority, including up to $3.8 million on September 30, 2017, up to an additional $5.0 million on September 30, 2021 and up to an additional $2.5 million on September 30, 2023. As of December 31, 2015 and June 30, 2016, we had accrued $12.0 million in other long-term liabilities related to this agreement (see Note 11, Other Long-Term Liabilities, to our consolidated financial statements).

Our PPA entities are structured in a manner such that other than the amount of any equity investment we have made, we do not have any further liability for the debts or other obligations of the PPA entities. In some cases, we were required to guarantee obligations of the PPA entities, such as the performance and operating efficiency warranties of the Energy Servers, representations and warranties made to the other investors in the PPA entity, and the performance of covenants. As a result, we could be obligated to make payments to these PPA entities or the other investors in the event of a breach of these representations, warranties or covenants. As of December 31, 2015, two of our PPA entities, PPA Company IIIb and PPA Company V, had $27.7 million and $57.7 million in principal indebtedness outstanding, respectively. As of June 30, 2016, PPA Company IIIb and PPA Company V had $26.7 million and $131.2 million in principal indebtedness outstanding, respectively. PPA Company IIIb’s indebtedness matures in October 2020, although it has power purchase agreements with terms through 2030. PPA Company V’s indebtedness matures on the earlier to occur of December 31, 2021 or the fifth anniversary of the date on which all outstanding construction loans have converted to term loans, which date had not yet occurred as of June 30, 2016, although PPA Company V has power purchase agreements with terms through 2031. Accordingly, this indebtedness will need to be refinanced at its maturity date. If we are unable to refinance this indebtedness on similar or more favorable economic terms, the projects could face increased costs than originally anticipated, which could result in us choosing to make additional payments to the entity to cover these additional costs. If we are unable to repay or refinance this indebtedness, the lenders could declare an event of default under the indebtedness.

Off-Balance Sheet Arrangements

We include in our consolidated financial statements all assets and liabilities and results of operations of our PPA entities that we have entered into and have substantial control. We have not entered into any other transactions that have generated relationships with unconsolidated entities or financial partnerships or special purpose entities. Accordingly, we do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks as part of our ongoing business operations, primarily exposure to changes in interest rates and fuel prices. Our sales contracts are primarily denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk. In addition, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies, and is subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and operating results could be adversely affected.

Interest Rates

Our cash and cash equivalents are invested in money market funds. We believe that we do not have any material exposure to changes in fair value as a result of changes in interest rates due to the short-term nature of our cash equivalents. We have not been exposed to material risks on investment income due to changes in interest rates given the low levels of interest being earned on money market funds.

We are exposed to interest rate risk related to our indebtedness that bears interest at floating rates based on LIBOR plus a specified margin. We generally hedge interest rate risks of floating-rate debt with interest rate swaps. Changes in interest rates are generally offset by the related hedging instruments. For fixed-rate debt, interest rate changes do not affect our earnings or cash flows. We do not believe that an increase or decrease in interest rates of a hypothetical 10% would have a material effect on our operating results or financial condition.

Commodity Price Risk

We are subject to commodity price risk arising from price movements for natural gas that we supply to customers under agreements to operate our Energy Servers. We manage this risk by entering into forward contracts as economic hedges of commodity price risk to control the cost of natural gas. As a result, we do not believe that a 10% change in commodity prices would have a material effect on our operating results or financial condition.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our future financial statements will be affected to the extent that our actual results materially differ from these estimates.

We believe that of our significant accounting policies, which are described in Note 2 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. GAAP and reflect our accounts and operations and those of our subsidiaries in which we have a controlling financial interest. We use a qualitative approach in assessing the consolidation requirement for our PPA entities. This approach focuses on determining whether we have the power to direct the activities of the PPA entities that most significantly affect the PPA entities’ economic performance and whether we have the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the PPAs. For all periods presented, we have determined that we are the primary beneficiary in all of our operational PPA entities because we have a majority of the voting interests of the entities, have the power to direct the activities of the PPA entities and bear the obligation to absorb losses, and the right to receive benefits that could be significant. For additional information, see Note 13, Power Purchase Agreement Programs, to our consolidated financial statements included in this prospectus. We evaluate our relationships with the PPA entities on an ongoing basis to ensure that we continue to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. Certain prior period balances have been reclassified to conform to the current period presentation.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant estimates include assumptions used to compute the best estimate of selling-prices (BESP), fair value of lease and non-lease components, such as estimated output, efficiency and residual value of the Energy Servers, estimates for inventory write-downs, estimates for future cash flows and economic useful lives of property, plant and equipment, other long-term assets, valuation of certain accrued liabilities, such as derivative valuations, accrued warranty and extended maintenance and estimates for recapture of U.S. Treasury grants, income taxes and deferred tax asset valuation allowances, warrant liabilities, stock-based compensation costs, and allocation of profit and losses to the noncontrolling interests. Actual results could differ materially from these estimates under different assumptions and conditions.

Revenue Recognition

We primarily earn revenue from the sale and installation of our Energy Servers to direct and lease customers, by providing services under our operations and maintenance services contracts, and by selling electricity to customers under PPA agreements. We offer our customers several ways to finance their purchase of an Energy Server. Customers may choose to purchase our Energy Servers outright. Customers may also lease our Energy Servers through one of our financing partners as a traditional lease. Finally, customers may purchase electricity through our PPA financing arrangements.

We sell our Energy Servers directly to customers (direct sales) or enter into long-term PPAs with customers, in which the customer is required to purchase 100% of the electricity produced by the Energy Servers at agreed-upon rates.

Direct Sales

We recognize revenue from contracts with customers for the sales of products and services included within these contracts in accordance with ASC 605-25 (revenue recognition for multiple-element arrangements).

Revenue from the sale and installation of Energy Servers to direct customers is recognized when all of the following criteria are met:

•	Persuasive Evidence of an Arrangement Exists. We rely upon non-cancelable sales agreements and purchase orders to determine the existence of an arrangement.

•	Delivery and Acceptance has Occurred. We use shipping documents and confirmation from our installations team that the deployed systems are running at full power to verify delivery and acceptance.

•	The Fee is Fixed or Determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction.

•	Collectability is Reasonably Assured. We assess collectability based on the customer’s credit analysis and payment history.

Most of our arrangements, other than renewals of maintenance, are multiple-element arrangements with a combination of Energy Servers, installation, and maintenance services. Products and services generally qualify as separate units of accounting. For multiple-element arrangements, we allocate revenue to each unit of accounting based on an estimated selling price at the arrangement inception. The estimated selling price for each element is based upon the following hierarchy: vendor-specific objective evidence (VSOE) of selling price, if available; third-party evidence (TPE) of selling price, if VSOE of selling price is not available; or best estimate of selling price (BESP), if neither VSOE of selling price nor TPE of selling price are available. The total arrangement consideration is allocated to each separate unit of accounting using the relative estimated selling prices of each unit based on the aforementioned selling price hierarchy. We limit the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting any specified performance conditions.

We have not been able to obtain reliable evidence of the selling price. Given that we have never sold an Energy Server without a maintenance service agreement, and vice-versa, we have no evidence of selling prices for either and virtually no customers have elected to cancel their maintenance agreements and continue to operate the Energy Servers. Our objective is to determine the price at which we would transact business if the items were being sold separately. As a result, we estimate our selling price driven primarily by our expected margin on both the Energy Server and maintenance service agreement based on our respective costs or, in the case of maintenance service agreements, the estimated costs to be incurred during the service period.

Costs for Energy Servers include all direct and indirect manufacturing costs, applicable overhead costs and costs for normal production inefficiencies (i.e., variances). We then apply a margin to the Energy Servers to determine the selling price to be used in our BESP model. Costs for maintenance service arrangements are estimated over the life of the maintenance contracts and include estimated future service costs and future product costs. Product costs over the period of the service arrangement are impacted significantly by the longevity of the fuel cells themselves. After considering the total service costs, we apply a slightly lower margin to our service costs than to our Energy Servers because we intend to transact separate service sales at margins slightly below Energy Server margins.

The determination of BESP is made through consultation with and approval by our management. As our business offerings evolve over time, we may be required to modify our estimated selling prices in subsequent periods, and our revenue could be adversely affected.

We do not offer extended payment terms or rights of return for our products. Upon shipment of the product, we defer the product’s revenue until the acceptance criteria have been met. Such amounts are recorded within deferred revenue in the consolidated balance sheets. The related cost of such product is also deferred as a component of deferred cost in the consolidated balance sheets until customer acceptance. Prior to shipment of the product, any prepayment made by the customer is recorded as customer deposits. Customer deposits were $11.3 million, $21.1 million and $32.5 million as of December 31, 2014 and 2015 and June 30, 2016, respectively, and were included in deferred revenue and customer deposits in the consolidated balance sheets.

Traditional Leases

Under this financing option, we sell our Energy Servers through a direct sale to a financing partner, who in turn leases the Energy Servers to the customer under a lease agreement between the customer and the financing partner. In addition, we contract with the customer to provide extended maintenance services from the end of the standard one-year warranty period until the remaining duration of the lease term.

Payments received are recorded within deferred revenue and customer deposits in the consolidated balance sheets until the acceptance criteria, as defined within the customer contract, are met. The related cost of such product is also deferred as a component of deferred cost in the consolidated balance sheets, until acceptance.

We also sell extended maintenance services to our customers that effectively extend the standard warranty coverage. Payments from customers for the extended maintenance contracts are received at the beginning of each service year. Accordingly, the customer payment received is recorded as deferred revenue, and revenue is recognized ratably over the extended maintenance contract.

As discussed within the “direct sales” section above, our arrangements with our traditional lease customers are multiple-element arrangements as they include a combination of Energy Servers, installation and extended maintenance services. Accordingly, we recognize revenue from contracts with customers for the sales of products and services included within these contracts in accordance with ASC 605-25 (revenue recognition for multiple-element arrangements).

Operations and Maintenance Services

We typically provide a standard one-year warranty against manufacturing or performance defects and a performance guarantee to our direct sales customers. The performance guarantee has not resulted in any material obligations to date. We also sell to these customers operations and maintenance services that effectively extend the standard warranty coverage under maintenance agreements for up to twenty additional years. These customers generally have an option to renew or cancel the operations and maintenance services on an annual basis. Revenue is recognized from such operations and maintenance services ratably over the term of the service (or annual renewal period).

PPA Sales

Sales-type Leases. Certain arrangements entered into by Bloom Energy 2009 PPA Project Company, LLC (PPA I), PPA Company IIIa and PPA Company IIIb, our affiliates, qualify as sales-type leases in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 840, Leases (ASC 840). A sale is typically recognized when an Energy Server begins generating electricity and has been accepted. We are responsible for the installation, operation and maintenance of the Energy Servers at the customer’s sites, including running the Energy Servers during the term of the PPAs ranging from 10 to 21 years. The amount billed for the delivery of the electricity to PPA I customers primarily consists of returns of amounts financed, including interest revenue, service revenue and fuel revenue for certain arrangements.

The other elements included as part of recurring payments from customers are allocated to revenue using the relative fair value method to both the lease and non-lease elements, including service revenue, which is considered an executory cost, fuel revenue, and interest revenue. Revenue and costs related to such elements are generally recognized over the term of the PPA. The customer has the option to purchase the Energy Servers at the then fair market value at the end of the term of the PPA. Service revenue related to sales-type leases of $10.3 million and $10.7 million for the years ended December 31, 2014 and 2015, respectively, and service revenue related to sales-type leases of $5.3 million and $4.4 million for the six months ended June 30, 2015 and 2016, respectively, is included in electricity revenue in the consolidated statements of operations. Fuel revenue of $5.3 million and $2.8 million for the years ended December 31, 2014 and 2015, respectively, and fuel revenue of $1.9 million and $1.4 million for the six months ended June 30, 2015 and 2016, respectively, is included in electricity revenue in the consolidated statements of operations. The interest component of the leased asset is deferred as unearned income and is recognized over the life of the lease term as a component of electricity revenue. Interest revenue of $2.9 million and $2.5 million for the years ended December 31, 2014, and 2015, respectively, and interest revenue of $1.2 million and $0.8 million for the six months ended June 30, 2015, and 2016, respectively, is included in electricity revenue in the consolidated statements of operations. We make estimates and judgments about the present value of the minimum lease payments which are based on assumptions that are consistent with our plans and estimates. The amount of our minimum lease payments could be materially affected should the actual amounts differ from our estimates.

Product revenue associated with the sale of the Energy Servers under the PPAs that qualify as sales-type leases is recognized at the present value of the minimum lease payments, which approximate fair value, assuming all other conditions for revenue recognition noted above have also been met.

Operating Leases. PPA arrangements entered into by PPA Company IIIa, PPA Company IIIb, PPA Company IV, and PPA Company V that are, in substance, leases but do not meet the criteria of sales-type leases or direct financing leases in accordance with ASC 840 are accounted for as operating leases. Revenue under these arrangements is recognized as electricity sales and provided to the customer at rates specified under the contracts. During the years ended December 31, 2014 and 2015, revenue from electricity sales amounted to $2.2 million and $12.7 million, respectively. During the six months ended June 30, 2015 and 2016, revenue from electricity sales amounted to $4.4 million and $12.5 million, respectively.

Tariff Agreements. PPA Company II entered into an arrangement with Delmarva, PJM Interconnection regional transmission organization (PJM), and the State of Delaware under which PPA Company II provides the energy generated from its Energy Servers to PJM, and receives a certain tariff as collected by Delmarva.

Revenue at the tariff rate is recognized as electricity sales as it is generated over the term of the tariff. Revenue relating to power generation at the Delmarva sites of $36.7 million and $36.9 million for the years ended December 31, 2014 and 2015, respectively, and revenue relating to power generation at the Delmarva sites of $18.7 million and $18.1 million for the six months ended June 30, 2015 and 2016, respectively, is included in electricity sales in the consolidated statements of operations.

See Note 13, Power Purchase Agreement Programs, in our consolidated financial statements for further information.

Managed Services

We are a party to master lease agreements that provide for the sale of Energy Servers to third-parties and the simultaneous leaseback of the systems, which we then sublease to our customers through our managed services program. In sale-leaseback arrangements, we first determine whether the Energy Servers under the sale-

leaseback arrangement are “integral equipment.” An Energy Server is determined to be integral equipment when the cost to remove the system from its existing location, including the shipping costs of the Energy Server at the new site, including any diminution in fair value, exceeds 10% of the fair value of the Energy Server at the time of its original installation.

As the Energy Servers are determined not to be integral equipment, we determine if the leaseback is classified as a capital lease or an operating lease. For leasebacks classified as capital leases, we initially record a capital lease asset and capital lease obligation in our consolidated balance sheet equal to the lower of the present value of our future minimum leaseback payments or the fair value of the Energy Servers. For capital leasebacks, we do not recognize any revenue but defer the gross profit comprising the net of the revenue and the associated cost of sale. For leasebacks classified as operating leases, we recognize a portion of the revenue and the associated cost of sale and defer the portion of revenue and cost of sale that represents the gross profit that is equal to the present value of the future minimum lease payments over the master leaseback term. For both capital and operating leasebacks, we record the deferred gross profit in our consolidated balance sheet as deferred income and amortize the deferred income over the leaseback term as a reduction to the leaseback rental expense included in operating leases. To date, our managed services has been classified as operating leases.

Incentives and Grants

Self-Generation Incentive Program (SGIP)

Our PPA entities receive payments under the SGIP which is a program specific to the State of California that provides financial incentives for the installation of new, qualifying self-generation equipment that we own. The SGIP funds are recorded as other current assets until received. For sales-type leases, the benefit of the SGIP is recorded as deferred revenue and is recognized as revenue when the Energy Server is accepted. For operating leases, the benefit of the SGIP funds are recorded as deferred revenue and is amortized on a straight-line basis over the PPA contract period. The SGIP issues 50% of the fully anticipated amount in the first year the equipment is placed into service. The remaining incentive is then paid based on the size of the equipment (i.e., nameplate kilowatt capacity) over the subsequent five years. On July 1, 2016, the CPUC announced that fuel cells will continue to benefit from the incentives provided by the SGIP; however, the SGIP has been modified to provide a greater portion of the incentives for storage technology rather than power generation technology, such as our fuel cells, and has further limited the available allocation of incentives that any participant may claim under the SGIP. In addition, the SGIP will require all eligible power generation sources consuming natural gas to use a minimum of 10% biogas to receive SGIP funds beginning in 2017, with this minimum biogas requirement increasing to 25% in 2018, 50% in 2019 and 100% in 2020. The SGIP is currently scheduled to expire on January 21, 2021 absent extension.

We received $1.3 million and $2.4 million of SGIP funds for the years ended December 31, 2014 and 2015, respectively. We received $0.4 million SGIP funds for the six months ended June 30, 2015 and $0.4 million of SGIP funds for the six months ended June 30, 2016. The SGIP has operational criteria primarily related to fuel mixture and minimum output for the first five years after the qualified equipment is placed in service. If the operational criteria are not fulfilled, it could result in a partial refund of incentives received. There were no reductions or refunds of SGIP funds during the years ended December 31, 2014 and 2015, nor during the six months ended June 30, 2015 and 2016.

For certain PPA entities, we make SGIP reservations on behalf of the PPA entity. The PPA entity receives the SGIP funds directly from the program and, therefore, bears the risk of loss if these funds are not paid.

U.S. Treasury Grants

We are eligible for U.S. Treasury grants on eligible property as defined under Section 1603 of the American Recovery and Reinvestment Act of 2009. However, to be eligible for the U.S. Treasury grants, a fuel cell system must have commenced construction in 2011 either physically or through the occurrence of sufficient project costs. For fuel cell systems under PPA arrangements, U.S. Treasury grants are considered a component of minimum lease payments. For fuel cell systems deployed under tariff legislation, we record the fuel cell systems net of the U.S. Treasury grants. U.S. Treasury grant receivables are classified as other current assets in our consolidated balance sheets. For operating leases, the benefit of the U.S. Treasury grant is recorded as deferred revenue and is amortized on a straight-line basis over the PPA contract period. We placed in service the last property eligible for U.S. Treasury grants in November of 2013 and collected all of its outstanding remaining U.S. Treasury cash grants during 2014. In 2014, we received $54.6 million of U.S. Treasury grants and none was received in 2015 or in the six months ended June 30, 2016.

The U.S. Treasury grant program has operational criteria for the first five years after the qualified equipment is placed in service. The criteria includes cash grant recapture provisions if the applicant disposes of the property to a disqualified person or the property ceases to qualify as a specified energy property. If the operational criteria are not fulfilled, it could result in a partial refund of incentives received. Due to the restructuring of our first PPA entity, as discussed in Note 14, PPA I Decommissioning, we accrued $10.0 million in estimated recapture refunds in 2015, of which $3.5 million was paid during the six months ended June 30, 2016.

Investment Tax Credits (ITC)

Our fuel cell systems are eligible for federal investment tax credits, or ITCs, that accrue to eligible property under Internal Revenue Code Section 48. Under PPA arrangements, ITCs are primarily passed through to tax equity investors. Approximately 1% to 10% of the incentives are received by us, with the balance distributed to the remaining investors of the PPA entity. These incentives are accounted for under the flow-through method.

The ITC program has operational criteria for the first five years after the qualified equipment is placed in service. If the qualified energy property is disposed of, or otherwise ceases to be investment credit property before the close of the five year recapture period is fulfilled, it could result in a partial reduction of the incentives. No ITC recapture has occurred during the years ended December 31, 2014 and 2015 or for the six months ended June 30, 2016.

Renewable Energy Credits (RECs)

RECs, which are tradeable energy credits that represent 1 megawatt hour of electricity generated from an eligible renewable energy resource generated in the U.S. are primarily ‘held for use’ and are presented as part of other current assets in the consolidated balance sheets until the RECs are sold and accounted for as revenue. We account for such RECs as output from the facility where they originate. We value these RECs at the lower of cost or market at the end of each reporting period.

To the extent the PPA entities do not produce enough RECs to satisfy the requirements under our PPA entities’ power purchase agreements, we also acquire RECs under stand-alone purchase agreements with third parties to satisfy these REC obligations. Under power purchase agreements with some customers, our PPA entities are required to deliver a specified quantity of biogas RECs or WECC (Western Electricity Coordinating Council) RECs. In order to meet these obligations, our PPA entities enter into REC purchase agreements with third parties to purchase a fixed quantity of the relevant RECs at a fixed price and on a fixed schedule. The PPA entities utilize the Western Renewable Energy Information System (WREGIS), an independent tracking system for the region covered by the WECC, which allows the PPA entities to manage RECs purchased and deliver the RECs to satisfy the customer obligation. Purchased RECs are recorded at cost and are presented as part of other current assets in the consolidated balance sheets. Costs of RECs purchased are expensed as our obligation to provide such RECs to customers occurs.

We estimate the number of excess RECs we will ultimately acquire under the noncancelable purchase contracts over the number required to satisfy our obligations to our customers. We record a purchase commitment loss if the fair value of RECs is less than the fixed purchase price amount. The purchase commitment loss is recorded on the consolidated balance sheets as a component of other long-term liabilities.

Customer Financing Receivables

Leases are classified as either operating or sales-type leases in accordance with the relevant accounting guidelines. Customer financing receivables are generated by Energy Servers leased to PPA entities’ customers in leasing arrangements that qualify as sales-type leases. Financing receivables represents the gross minimum lease payments to be received from customers and the system’s estimated residual value, net of unearned income and allowance for estimated losses. Initial direct costs for sales-type leases are recognized as cost of revenue when the Energy Servers are placed in service.

We review our customer financing receivables by aging category to identify significant customer balances with known disputes or collection issues. In determining the allowance, we make judgments about the creditworthiness of a majority of our customers based on ongoing credit evaluations. We also consider our historical level of credit losses and current economic trends that might impact the level of future credit losses. We write off customer financing receivables when they are deemed uncollectible. We have not had to maintain an allowance for doubtful accounts to reserve for potentially uncollectible customer financing receivables as historically, all of our receivables have been paid and we expect our current receivables on the consolidated balance sheets to be paid in full. For additional information, see Note 14 to our consolidated financial statements, PPA I Decommissioning.

Accounts Receivable

Accounts receivable primarily represents trade receivables from sales to customers recorded at net realizable value. As we do for our customer financing receivables, we review our accounts receivable by aging category to identify significant customer balances with known disputes or collection issues. In determining the allowance, we make judgments about the creditworthiness of a majority of its customers based on ongoing credit evaluations. We also consider our historical level of credit losses and current economic trends that might impact the level of future credit losses. We write off accounts receivable when they are deemed uncollectible. We have not had to maintain an allowance for doubtful accounts to reserve for potentially uncollectible accounts receivable as historically, all of our receivables have been paid and we expect our current receivables on the consolidated balance sheets to be paid in full.

Inventories

Inventories consist principally of raw materials, work-in-process and finished goods and are stated on a first-in, first-out basis at the lower of cost or market value.

We record inventory excess and obsolescence provisions for estimated obsolete or unsellable inventory equal to the difference between the cost of inventory and estimated net realizable value based upon assumptions about market conditions and future demand for product, including product needed to fulfill our warranty obligations. If actual future demand for our products is less than currently forecasted, additional inventory provisions may be required. Once a provision is recorded, it is maintained until the product to which it relates to is sold or otherwise disposed of.

Long-Lived Assets

Our long-lived assets include property, plant and equipment. The carrying amounts of our long-lived assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Factors that we consider in deciding when to perform an impairment review would include significant negative industry or economic trends and significant changes or planned changes in our use of the assets. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset and we would recognize an impairment loss. If the useful life is shorter than originally estimated, we amortize the remaining carrying value over the new shorter useful life. No material impairment of any long-lived assets was identified in the years ended December 31, 2014 or 2015 or in the six months ended June 30, 2016. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger, and the resulting gain or loss is reflected in the consolidated statements of operations.

Warranty Costs

We generally warrant our products sold to our direct customers for one year following the date of acceptance of the products (“standard product warranty”). As part of both our standard warranty and maintenance service agreements (“MSA”), we provide output and efficiency guarantees (collectively “performance guarantees”) to our customers when systems operate below contractually specified levels of efficiency and output. Such amounts have not been material to date.

As part of our standard product warranty and MSA obligations, we control the operations of the underlying systems, including their efficiency and output levels. The performance guarantee payments represent our maintenance decisions and are accounted for as costs of goods sold. To estimate the warranty costs, we continuously monitor product returns for warranty failures and maintain the reserve for the related warranty expense based on various factors including historical warranty claims, field monitoring, and results of lab testing. Our obligations under our standard warranty and MSA agreements are generally in the form of product replacement, repair or reimbursement for higher customer electricity costs (also refer to Note 17, Commitments and Contingencies). Further, if the Energy Servers run at a lower efficiency or power output than what we committed under our performance guarantee, then we will reimburse the customer for this underperformance. Our obligation includes ensuring the customer’s equipment operates at least at the efficiency and power output levels set forth in the customer agreement. Our aggregate reimbursement obligation for this performance guarantee for each order is capped at a portion of the purchase price.

Standard Product Warranty

The standard product warranty covers defects in materials and workmanship under normal use and service conditions, and against manufacturing or performance defects. Our warranty accrual represents our best estimate of the amount necessary to settle future and existing claims during the warranty period as of the balance sheet date. We accrue for warranty costs based on estimated costs that may be incurred under our standard obligations including material costs, labor costs, and higher customer electricity costs, should the units not work for extended periods. Estimated costs associated with standard product warranty, including the performance guarantee payments, are recorded at the time of sale as a component of costs of goods sold.

Maintenance Services Agreements

We also sell MSAs to our customers, which are renewable each year, at the option of the customer. The annual MSAs sold to direct customers and the services offered under our Bloom Electrons and managed services arrangements are executory contracts, in which the related maintenance costs, including the costs of performance guarantees are recognized as they are incurred as a component of costs of goods sold.

Prior to fiscal year 2014, certain MSAs with direct customers were accounted for as separately-priced warranty contracts under ASC 605-20-25 Separately Priced Extended Warranty and Product Maintenance Contracts (formerly FTB 90-1), in which we recorded an accrual for any expected costs that exceed the contracted revenues for that one-year service renewal arrangement, and is included as a component of the accrued warranty liability. The related liability was $26.9 million and $18.1 million as of December 31, 2014 and 2015, respectively, and $12.1 million as of June 30, 2016.

Stock-Based Compensation

We account for stock options and restricted stock units (RSUs) awarded to employees and nonemployee directors under the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 718, “Compensation Stock Compensation,” (ASC 718) using the Black-Scholes valuation model to estimate fair value. The Black-Scholes valuation model requires us to make estimates and assumptions regarding the underlying stock’s fair value. Determining the fair value of stock-based awards at the grant date requires judgment. The determination of the grant date fair value of options using the Black-Scholes model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, our expected stock price volatility over the expected term of the options, risk-free interest rates and expected dividends, that are estimated as follows:

•	Fair Value of Common Stock. Our board of directors considers numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards were approved, as discussed in “Common and Redeemable Preferred Stock Valuations” below.

•	Volatility. We determine the price volatility factor based on the historical volatilities of our peer group as we do not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the technology industry that are similar to us in size, stage of life cycle, and financial leverage. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. We determined the expected term assumption based on our historical exercise behavior combined with estimates of the post-vesting holding period.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.

•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy.

In developing estimates used to calculate assumptions, we establish the expected term for employee options and RSUs, as well as expected forfeiture rates, based on the historical settlement experience and after giving consideration to vesting schedules. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those stock-based awards that are expected to vest. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting as and when forfeitures occurred. We typically record stock-based compensation expense under the straight-line attribution method over the vest term, which is generally five years and record stock-based compensation expense for performance-based awards using the graded-vesting method. Stock-based compensation expense is recorded in the consolidated statements of operations based on the employees’ respective function.

Stock-based compensation cost for RSUs is measured based on the fair value of the underlying shares on the date of grant. RSUs are subject to a time-based vesting condition and a performance-based vesting condition, both of which must be satisfied before the RSUs are vested and settled for shares of common stock. The performance-based condition is tied to a liquidity event, such as a sale event or the completion of our initial public offering. The time-based condition ranges between six months to one year from the end of the lock-up period post a liquidity event. No expense related to these awards will be recognized unless the performance condition is satisfied.

Compensation expense for equity instruments granted to non-employees is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for equity instruments granted to non-employees is periodically remeasured as the underlying instruments vest. The fair value of the equity instruments is charged to earnings over the term of the service agreement.

We record deferred tax assets for awards that result in deductions on our income tax returns, unless we cannot realize the deduction (i.e., we are in a net operating loss (NOL) position), based on the amount of compensation cost recognized and our statutory tax rate. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on our income tax return are recorded in additional paid-in capital if the tax deduction exceeds the deferred tax asset (excess tax benefit) or in the consolidated statements of operations if the deferred tax asset exceeds the tax deduction and no additional excess tax benefit exists from previous awards. No tax benefit or expense for stock-based compensation has been recorded during the years ended December 31, 2014 and 2015 since we remain in an NOL position.

During the years ended December 31, 2014, and 2015, we recognized $18.4 million and $19.9 million of employee stock-based compensation expense, respectively. During the six months ended June 30, 2015, and 2016, respectively, we recognized $9.8 million and $12.4 million of employee stock-based compensation expense. The compensation expense is allocated on a departmental basis, based on the classification of the option holder.

No income tax benefits have been recognized in the consolidated statement of operations for stock-based compensation arrangements, and no stock-based compensation costs have been capitalized in the years ended December 31, 2014 and 2015.

The following table summarizes the assumptions relating to our stock options and RSUs as follows:

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
Risk-free interest rate	1.45% - 2.06%	1.58% - 1.91%	1.58% - 1.73%	1.23% - 1.70%
Expected term (in years)	4.00 - 5.89	5.49 - 6.33	5.65 - 5.94	6.00 - 6.46
Expected dividend yield	—	—	—	—
Expected volatility	68.8% - 71.9%	58.7% - 65.6%	62.95% - 65.55%	60.65% - 60.95%
Weighted average grant date fair value	$12.60	$11.47	$12.63	$15.65

Refer to Note 24, Stock Option Plan, of our consolidated financial statements for further discussion of our stock-based compensation arrangements.

Common and Redeemable Preferred Stock Valuations

Prior to this offering, the fair value of the common and redeemable preferred stock underlying our stock options, RSUs, and warrants was determined by our board of directors. The valuations of our common and redeemable preferred stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used in the valuation models were based on future expectations combined with management judgment. Members of our board of directors and management team have extensive business, financial, and investing experience. Because there had been no public market for our common or redeemable preferred stock, the board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of common and redeemable preferred stock as of the date of each option, RSU, and warrant, including the following factors:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	our actual operating and financial performance;

•	our current business conditions and projections;

•	secondary transactions;

•	our hiring of key personnel and the experience of our management;

•	our history and the timing of the introduction of new products and services;

•	our stage of development;

•	our likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company, given prevailing market conditions;

•	the lack of marketability involving securities in a private company;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital markets conditions.

In valuing our common and redeemable preferred stock, our board of directors utilized the probability-weighted expected return method, or PWERM. Under the PWERM, the value of the common and redeemable preferred stock is estimated based on analysis of future values for the common and redeemable preferred stock assuming relevant events and expected future exit scenarios. The exit scenarios consisted of initial public offering scenarios and a merger and acquisition scenario. The enterprise value derived under each scenario was based primarily on the income approach and our probability weighted expected exit values under each scenario. Additionally, we applied a discount for lack of marketability. Further, we applied certain weights to the PWERM conclusion described above as well as to the weighted average common share price from secondary transactions occurring in the period leading up to the valuation date to conclude the fair value of the common and redeemable preferred stock.

Following this offering, valuation models, including the estimates and assumptions used in such models, will not be necessary to determine the fair value of our common and redeemable preferred stock, as shares of our common stock will be traded in the public market and the redeemable preferred stock will be redeemed to common stock.

Based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options, RSUs, and warrants outstanding as of December 31, 2015 was $        million, with $        related to vested stock options.

Income Taxes

We account for income taxes using the liability method under Financial Accounting Standards Board Accounting Standards Codification Topic 740, “Income Taxes,” (ASC 740). Under this method, deferred tax assets and liabilities are determined based on net operating loss carryforwards, research and development credit carryforwards, and temporary differences resulting from the different treatment of items for tax and financial reporting purposes. Deferred items are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Additionally, we must assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. We have provided a full valuation allowance on our deferred tax assets because we believe it is more likely than not that its deferred tax assets will not be realized.

We record a liability for the difference between the benefit recognized and measured pursuant to ASC 740-10 and the tax position taken or expected to be taken on our tax return. To the extent that the assessment of such tax positions change, the change in estimate is recorded in the period in which the determination is made. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that the tax return positions are fully supportable. The reserves are adjusted in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as applicable interest and penalties accrued on these reserve positions.

The valuation allowance is determined in accordance with the provisions of ASC 740, which requires an assessment of both negative and positive evidence when measuring the need for a valuation allowance. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. The amount of our valuation allowance could be materially affected should the actual amounts differ from our estimates. Any adjustment to the deferred tax asset valuation allowance would be recorded in the statement of operations in the periods when the adjustment is determined to be required.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, to replace the existing revenue recognition criteria for contracts with customers and to establish the disclosure requirements for revenue from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, Deferral of the Effective Date, to defer the effective date of ASU No. 2014-09 to interim and annual periods beginning after December 15, 2017, with early adoption permitted. In March, April and May 2016, the FASB issued ASU No. 2016-08, Principal versus Agent Considerations, ASU No. 2016-10, Identifying Performance Obligations and Licensing, and ASU No. 2016-11, Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, to clarify the guidance in ASU No. 2014-09. Adoption of the ASUs is either retrospective to each prior period presented or retrospective with a cumulative adjustment to retained earnings or accumulated deficit as of the adoption date. We are currently assessing the impact of the ASUs on our consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, which provides new guidance on accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The update requires a reporting entity to treat a performance target that affects vesting and that could be achieved after the requisite service period as a performance condition under Accounting Standards Codification Topic 718 Compensation — Stock Compensation, and to apply existing guidance as it relates to awards with performance conditions that affect vesting to account for such awards. The update is effective for the interim and annual periods beginning after December 15, 2015. The adoption of this standard update is not expected to impact our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-13, which provides new guidance ASC 810 – Consolidation- Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financial Entity. The update requires a reporting entity that consolidates a collateralized financing entity and measures the financial assets and the financial liabilities using the measurement alternative shall disclose the fair value measurement on financial instruments for the financial assets and the financial liabilities of the consolidated collateralized financing entity. The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. For entities other than public business entities, the amendments in this Update are effective for annual periods ending after December 15, 2016, and interim periods beginning after December 15, 2016. The adoption of this standard is not expected to impact our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40). The amendments in this Update provide guidance in accounting principles generally accepted in the United States of America about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. This Update is not expected to have a significant impact on our financial statements.

In April 2015, the FASB issued ASU 2015-03, simplifying the presentation of debt issuance costs, to require debt issuance costs to be presented as an offset against debt outstanding as opposed to an asset. The ASU is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. Adoption of the ASU is retrospective to each prior period presented. As of December 31, 2015, we adopted the ASU. As a result, for each prior period presented, we reclassified the debt issuance costs previously recorded within prepaid expenses and other current assets and other long-term assets to current and long-term portion of debt.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, to specify that inventory should be subsequently measured at the lower of cost or net realizable value, which is the ordinary selling price less any completion, transportation and disposal costs. However, the ASU does not apply to inventory measured using the last-in-first-out or retail methods. The ASU is effective for interim and annual periods beginning after December 15, 2016. Adoption of the ASU is prospective. We do not anticipate that the adoption of the ASU will have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17 amending the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current on the consolidated balance sheet. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU may be adopted either prospectively or retrospectively. We adopted this standard during 2015 and it did not have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, which will replace most existing lease accounting guidance in U.S. GAAP. The core principle of the ASU is that an entity should recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities, including significant judgments and changes in judgments. ASU 2016-02 will be effective for us beginning in fiscal 2019, and requires the modified retrospective method of adoption. Early adoption is permitted. We are in the process of determining the method and timing of adoption and assessing the impact of ASU 2016-02 on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-06, Contingent Put and Call Options in Debt Instruments, to clarify when a contingent put or call option to accelerate the repayment of debt is an embedded derivative. The ASU is effective for interim and annual periods beginning after December 15, 2016, with early adoption permitted. Adoption of the ASU is modified retrospective. We are currently assessing the impact of the ASU on consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07 amendments for simplifying the transition to the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments are effective for us beginning November 1, 2017 and interim periods in the following year. We are evaluating the potential impact of this amendment on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation: Improvements to Employee Share-Based Payment Account. The amendment simplifies several aspects of the accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, statutory tax withholding requirements, and cash flow statements. The update is effective for fiscal years and interim periods within those beginning after December 15, 2016. We are currently evaluating the impact of this update on our financial statements.

In May 2016, the FASB issued ASU 2016-12, Narrow-Scope Improvements and Practical Expedients (Topic 606), which provides clarifying guidance in certain narrow areas and adds some practical expedients. The effective dates for these ASU’s is the same as the effective date for ASU No. 2014-09. We are currently evaluating the impact, if any, that these ASUs will have on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The pronouncement was issued to provide more decision-useful information about the expected credit losses on financial instruments and changes the loss impairment methodology. This pronouncement is effective for reporting periods beginning after December 15, 2019 using a modified retrospective adoption method. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. We are currently evaluating the impact of the adoption of this update on our financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230), which clarifies the classification of the activity in the consolidated statements of cash flows and how the predominant principle should be applied when cash receipts and cash payments have more than one class of cash flows. This pronouncement is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. Adoption will be applied retrospectively to all periods presented. We are currently evaluating the impact this guidance will have on our consolidated financial statements and related disclosures.

BUSINESS

Overview

Our mission is to make clean, reliable energy affordable for everyone in the world. To fulfill this mission, we have developed an advanced distributed electric power solution that is redefining the $2.5 trillion electric power market and transforming how power is generated and delivered, with the commercial and industrial (C&I) segments as our initial focus. Our solution, the Bloom Energy Server, is an on-site stationary power generation platform, built for the digital age and capable of delivering uninterrupted, 24x7 base load power that is fault tolerant, resilient and clean. The Bloom Energy Server converts standard low-pressure natural gas or biogas into electricity through an electrochemical process without combustion, resulting in very high conversion efficiencies and lower greenhouse gas emissions than conventional fossil fuel generation such as coal or oil combustion. A typical configuration produces 250 kilowatts of power in a footprint roughly equivalent to that of half of a standard 30 foot shipping container, or approximately 125 times more space-efficient than solar power generation. 250 kilowatts of power is roughly equivalent to the constant power, or base load, requirement of a typical big box retail store. Any number of these Energy Server systems can be clustered together in various configurations to form solutions from hundreds of kilowatts to many tens of megawatts. The cost of electricity delivered by our solution is often favorable compared to grid-supplied power in the areas where our Energy Servers are deployed. Most importantly, the electricity produced by our systems offers our customers a significant advantage in predictable economics compared to rising and unpredictable grid prices. As a result, our system has been adopted by some of the largest companies in the world, including 24 of the Fortune 100 companies as of June 30, 2016.

The traditional centralized electric grid infrastructure requires significant investment for its maintenance, upgrade and operation, which has been continually driving up the cost of grid power. The electric grid has inherent vulnerabilities and is susceptible to failures due to natural disasters as well as cyber-attacks and physical sabotage. The daisy-chain topology of the centralized grid has a tendency to cascade outages rather than to contain them. Because our on-site stationary power systems are located at the point of consumption, our Energy Servers, when configured with our uninterruptible power module (UPM), largely avoid the existing electric power grid’s inherent vulnerability to outages from weather events and other threats, as well as the additional losses of efficiency associated with the transmission of power over long distances. Our Energy Servers are modular, redundant, and can be “hot swapped,” or serviced without interruption, offering very high availability to our customers.

According to the United Nations Development Programme, 1.3 billion people worldwide live without electricity—more than one in five people around the globe. In emerging countries, where there tends to be an acute shortage of electricity, it is often not economically viable to construct a new centralized grid due to the significant upfront investment required. We believe there is a leap-frogging opportunity in emerging economies to bypass the development or expansion of a centralized electric grid with a network of micro-grids powered by distributed power generation.

The electric grid typically delivers power generated by sources with a high carbon footprint, and there is increasing pressure to reduce resulting carbon dioxide and other greenhouse gas emissions. There is a rising demand for uninterruptible, distributed, clean electricity solutions that overcome the challenges of the traditional grid, and can address the requirements of the digital economy by delivering 24x7 electric power, with very high availability, reliability and quality. Our Energy Servers operate on-site at very high efficiencies using natural gas or biogas, offering significant greenhouse gas reductions, and, unlike prevalent renewable technologies such as wind and solar, provide a viable alternative to base load electricity generated by a central power plant.

We designed our solution as an alternative to the electric grid, with our value proposition centered on reliability, resiliency and sustainability, combined with attractive and predictable economics. Our systems deliver 24x7, clean base load power customized for today’s digital world, with high predictability and certainty of value for our customers over the long term. We have invested over $1.5 billion into building our company and developing our solution, and have continuously innovated and evolved our technology over time. Our latest solution is significantly less expensive to produce than our first commercially deployed solution in 2008, allowing us to expand our target markets. Our team has decades of experience in the various specialized disciplines and systems engineering concepts unique to this technology. We had 156 issued patents in the United States and 78 issued patents internationally as of June 30, 2016.

Our solution is capable of addressing customer needs across a wide range of industry verticals, including big box retail and grocery stores, corporate campuses, telecommunications and advanced data centers. However, we believe that we are capturing only a small percentage of our largest customers’ total energy spend, which gives us a significant opportunity for growth, particularly as the price of grid power increases in areas where our customers have additional sites. As of the end of 2015, we had 187 megawatts in total deployed systems and an additional product sales backlog of 87.9 megawatts.

History

Bloom Energy was founded in 2001 with the mission to make clean, reliable energy affordable for everyone in the world. To fulfill this mission, we created the Bloom Energy Server, based on proprietary, advanced solid oxide fuel cell technology, which delivers always-on power that is highly reliable, resilient, clean, accessible and cost predictable. Our team has decades of experience in solid oxide fuel cell technology. In 2002, Kleiner Perkins Caufield Byers became our first venture capital investor. In 2008, we delivered our first commercial installation, which was for a major technology company. As of June 30, 2016, we had 208 megawatts total deployed systems and our customers included 24 of the Fortune 100 companies.

Industry Background

People around the world depend upon access to reliable and affordable electric power for a healthy, functioning economy and for delivery of essential services. According to Marketline, the market for electric power is one of the largest sectors of the global economy with an annual spend of $2.5 trillion in 2014, and is projected to grow at a compound annual growth rate of 7.6% to $3.6 trillion in 2019.

There are numerous challenges driving a transformation in how electricity is produced, delivered and consumed. We believe that this transformation will be similar to the seismic shifts seen in the computer and telecommunications industries, from centralized mainframe computing and landline telephone systems to ubiquitous and highly personalized distributed technologies.

Some of the key challenges facing the electric power market are:

Increasing costs to maintain and operate the existing electric grid

The U.S. Department of Energy has recently described the U.S. electricity grid as “aging, inefficient, congested, and incapable of meeting the future energy needs of the information economy,” while the American Society of Civil Engineers gave the U.S. energy infrastructure a grade of D+ in 2013. The electric power grid has suffered from insufficient investment in critical infrastructure as a result of complexities surrounding the ownership, operation and regulation of grid infrastructure, compounded by the challenges of large capital costs and lack of adequate innovation. The Edison Electric Institute estimated that between 2015 and 2017, U.S. investor-owned electric utilities will need to make total capital expenditure investments of approximately $300 billion.

Inherent vulnerability of existing grid design

The existing electric grid architecture features centralized, monolithic power plants and mostly above-ground transmission and distribution wires. This design has numerous points of failure and limited redundancy, and the daisy-chain topology can cascade outages rather than contain them. For example, in 2003, an initial failure blamed on a tree branch in Ohio set off outages that cascaded across eight states and parts of Canada, cutting power for 50 million people. Similarly, in 2011, a dropped transmission line in Arizona cascaded and created a massive outage across Southern California.

Furthermore, the limits of this design, coupled with aging and underinvested infrastructure, leaves the grid vulnerable to natural disasters such as hurricanes, earthquakes, drought, wildfires, flooding and extreme temperatures. For example, Hurricane Sandy knocked out power to 8.5 million customers from North Carolina to Maine, and as far west as Illinois and Michigan. The U.S. Council of Economic Advisers and U.S. Department of Energy estimate that weather-related electricity outages cost the U.S. economy up to $335 billion between 2003 and 2012. Some of these natural disasters are increasing in frequency and severity, a trend expected to continue due to climate change and other factors, which will likely increase the cost of grid-supplied power to customers.

There is also increasing concern over the threat of cyber-attack and physical sabotage to the centralized grid infrastructure. In 2011, Secretary of Defense Leon Panetta testified to Congress that “the next Pearl Harbor” could be a cyber-attack on critical U.S. infrastructure, including the electric power grid.

Lack of access to affordable and reliable electricity in developing countries

According to the United Nations Development Programme, 1.3 billion people worldwide live without electricity—more than one in five people around the globe. For developing countries to grow their economies, they must expand access to reliable and affordable electric power. Building a centralized grid system, in addition to its inherent limitations, can also be infeasible due to the lack of adequate capital for upfront investment. Moreover, in dense urban areas, the costs of building this infrastructure are compounded by a lack of urban planning. In rural areas, using the centralized model to transmit and distribute electricity to low-density populations is economically unviable. As a result, we believe these countries are likely to develop a hybrid solution consisting of both centralized and distributed electrical power infrastructure to accelerate availability of power.

Increasing concern over climate change

In response to rising concern over climate change, the 2015 Paris COP21 climate talks resulted in a global consensus that the rate of release of carbon dioxide and other greenhouse gases must be reduced with an increased sense of urgency. The electric power sector, which today produces more greenhouse gases than any other sector of the global economy, is under increasing pressure to do its part. Policy initiatives to reduce greenhouse gases from power generation are widespread, including renewable portfolio standards, or mandated targets for low-or zero-carbon power generation, and EPA directives limiting carbon emissions from power generation.

Intermittent generation sources negatively impacting grid stability

According to the Department of Energy’s Quadrennial Energy Review in 2015, electricity generation from wind grew over three-fold while solar grew over 20-fold between 2008 and 2014. While these renewable sources help to reduce greenhouse gas emissions, they provide only intermittent power to the grid, which compromises the grid’s ability to deliver 24x7 reliable electric power. Even with this substantial growth, solar power contributed only 0.7% of total energy generation in the United States in 2015. As the penetration of these resources increases, balancing real-time supply and demand becomes more challenging and costly.

Due to these challenges, we need 24x7 electric power solutions that are reliable, clean and without the shortcomings of the existing grid infrastructure. This need is especially acute in the C&I segments, representing 68% of global electricity consumption, according to Marketline, where cost and reliability have a direct impact on profitability and business sustainability.

Our Solution

Our Bloom Energy Server is an advanced distributed power generation system that delivers clean, always-on, primary base load power on-site.

The Bloom Energy Server is based on our proprietary solid oxide fuel cell technology, which converts fuel into electricity through an electrochemical process without combustion. The only input to the system is standard low-pressure natural gas or biogas from municipal gas lines. The high-quality electrical output of the Energy Server is connected to the customer’s main electrical feed, capable of avoiding the transmission and distribution losses associated with the centralized grid system. Each Bloom Energy Server is modular and composed of independent 50 kilowatt power modules. A typical configuration includes multiple power modules in a single Energy Server, which produces 250 kilowatts of power in a footprint roughly equivalent to that of half a standard 30 foot shipping container, or approximately 125 times more space-efficient than solar power generation. Any number of these Energy Server systems can be clustered together in various configurations to form solutions from hundreds of kilowatts to many tens of megawatts. The Bloom Energy Server provides a single core technology platform that is easily customizable and upgradeable to add new features and capabilities. The Bloom Energy Server is easily integrated into corporate environments due to its aesthetically attractive design, compact space requirement, minimal noise profile and lack of harmful emissions.

Pictured below (from left to right) are: a 400 kilowatt office tower set back; multiple Energy Servers comprising a 650 kilowatt solution; and a 27 megawatt utility-scale deployment.

Our Value Proposition

Our value proposition is supported by four key pillars: reliability, resiliency, sustainability and predictable economics. While the relative importance of these attributes can vary by customer, the combination of these four factors is a significant differentiator for us in the marketplace. We provide a complete, integrated “behind-the-meter” solution including installation, equipment, service, maintenance and, in some cases, bundled fuel. The four elements of our value proposition emphasize those areas where there is a strong customer need and where we believe we can deliver superior performance.

Reliability. Our Energy Servers deliver always-on, 24x7 base load power that can be used with or without complementary intermittent power sources. The output of our Energy Servers is designed to meet the requirements of the digital economy, with very high availability of power, mission-critical reliability and grid-independent capabilities. Bloom provides highly customizable power, including quality, voltage, and current, which can be tuned to specific customer requirements, from a single technology platform. The Bloom Energy Server can be configured to eliminate the need for traditional backup power equipment such as diesel generators, batteries or UPS systems.

Resiliency. Our Energy Servers avoid the vulnerabilities of conventional transmission and distribution lines by generating power on-site. The system operates at very high availability due to its modular and fault-tolerant design, which includes multiple independent power generation modules that are hot swappable. Importantly, our systems utilize the reliable and resilient natural gas infrastructure, which is a mesh network buried underground, unlike the daisy chain, above-ground electric grid architecture. A failure at one point in the natural gas system does not necessarily cause the same kind of cascading failure that can occur on the electrical grid.

Sustainability. Our Energy Servers are fuel-flexible, enabling our customers to choose the fuel source that best fits their needs based on availability, cost and carbon footprint. When running on natural gas, compared to average emissions across the U.S. grid, Bloom Energy Servers running on natural gas produce 50% less carbon emissions compared to average incremental electricity production by the U.S. grid. Bloom Energy Servers can also utilize renewable biogas to generate carbon-neutral electricity. In both cases, our Energy Servers emit virtually no criteria air pollutants, including NOx or SOx. As of June 30, 2016, approximately 15% of our deployed fleet of Energy Servers, by megawatts deployed, utilized biogas.

Bloom Energy Servers use virtually no water in normal operation. On average, to produce one megawatt per hour for a year, thermoelectric power generation for the U.S. grid consumes approximately 156 million gallons of water more than Bloom Energy Servers.

Predictable economics. In contrast to the rising and unpredictable cost outlook for grid electricity, we offer our customers the ability to lock in cost for electric power over the long term. We provide customers with a solution that includes all of the fixed equipment and maintenance costs for the life of the contract. We also enable our customers to scale from a few hundred kilowatts to many megawatts on a “pay-as-you-grow” basis.

Factors Driving Customer Adoption

Key factors that are driving the rapid adoption of our solution include:

Customers are driving a growing requirement for high-quality and reliable power in the increasingly pervasive digital economy. The proliferation of cloud services and big data, and the associated explosion in demand for computing power, is reshaping the type and quality of power demanded by the digital economy. For providers and users of cloud services, uninterruptible, high-quality power is essential—requirements that the legacy grid is struggling to meet. Our highly available and scalable solution can replace the current patchwork of solutions, which include surge protectors, UPS and back-up generators.

Customers are seeking an alternative to the unpredictable and rising price of grid power. As illustrated in the following table, grid costs in the United States have been rising for decades and are expected to continue to rise over the long term. In the shorter term, grid prices can be volatile, driven by regulatory judgments, commodity prices and the impact of external events such as weather. In contrast, we offer a complete turn-key solution, including equipment, installation, and operations and maintenance, that can provide customers with a competitive and predictable cost for their electricity for periods of up to 20 years. Even if there are significant variations in natural gas prices, we expect our solution to remain competitive with grid costs in our target markets as the wholesale prices of electricity are highly dependent on the price of natural gas and we utilize natural gas at a superior efficiency compared to traditional power plants. Customers also have the option to enter into long term natural gas contracts at fixed prices for up to ten years, which is not an option available for grid electricity.

Average Cost of Electricity in Top 10 States (by total consumption)

Average retail price (cents / kWh)	1990-1994	1995-1999	2000-2004	2005-2009	2010-2014
Texas	6.16	6.11	7.19	10.09	8.90
California*	9.48	9.34	11.20	12.60	13.81
Florida	7.07	7.05	7.55	10.35	10.52
Ohio	6.09	6.31	6.68	8.02	9.24
Pennsylvania	7.90	7.69	7.95	8.99	10.15
Illinois	7.59	7.50	6.89	8.17	8.82
New York*	10.20	10.80	11.82	15.27	15.83
Georgia	6.61	6.41	6.35	8.11	9.51
North Carolina*	6.54	6.50	6.73	7.80	9.01
Virginia*	6.17	6.05	6.21	7.51	8.95

Source: U.S. Energy Information Administration

*	States where Bloom Energy Servers are currently deployed.

Our technology is proven with industry-leading customers. Our approach to innovation is evolutionary — every generation of our technology builds on a proven core and factors in lessons learned from our broadly deployed fleet. Our systems have been deployed with Fortune 500 customers since 2008 and have reached 208 megawatts in total as of June 30, 2016. Our systems have operated without disruption through natural disasters such as Hurricane Sandy and the 6.0 Richter scale earthquake near Napa, California in 2014.

The natural gas revolution has provided an economically attractive means for achieving carbon reduction. Natural gas, an important bridge fuel to the lower-carbon future, is now in abundant supply at economically attractive prices. This abundance, coupled with new technologies such as our Energy Servers that convert this fuel into electricity at high efficiency, will play a major role in replacing high-carbon fuels such as coal and oil.

Our Growth Strategy

Our growth strategies include:

Maintain technology leadership and leverage first-mover advantage

Our technology leadership is considerable and we have a well-established track record of continuous improvement. Our priority is to continue to advance our technology and build on this leadership position.

Significant and sustained improvements in “power density.” We have continually added more generation capacity into the same footprint and expect to continue to do so with successive generations of our technology. Today’s Bloom Energy Servers are capable of delivering five times the power of our first-generation system only five years ago, while staying within approximately the same service footprint. It is also an increasingly powerful differentiator versus other solutions such as solar, which requires at least 125 times more space—which is often unavailable—to deliver the same amount of power as one Bloom Energy Server does today.

Installed Capacity Footprint Comparison: 1 megawatt Solar PV (6,250 m2) vs. 1 megawatt Bloom Energy (50m2)

Continual increases in electrical efficiency. Efficiency is defined as the percentage of the energy in the fuel that is converted to electricity. The higher the efficiency, the less fuel used to generate a given unit of electric power output, resulting in lower fuel costs. Today, our Energy Servers are significantly more efficient than the average of the U.S. grid. The latest generation of our Energy Servers, which began shipping in 2015, is capable of beginning-of-life (BOL) efficiencies of 65%, and we expect to further improve the efficiency in succeeding generations. The BOL efficiency of an Energy Server is expected to decrease over the life of the Energy Server, but we seek to maintain performance in the 53% to 65% range to ensure the Energy Systems fulfill applicable efficiency warranties. Because the Energy Servers are composed of multiple power modules containing many fuel cells, we have the ability to support an Energy Server’s efficiency by replacing the fuel cells in the Energy Server.

Expanded feature sets and sizing options to address new market opportunities. The Bloom Energy Server platform provides the hardware and software building blocks that can be deployed in different configurations to provide market-specific solutions. For example, we may provide smaller or custom solutions which could allow us to address additional markets, such as powering cell sites in the mobile telephony market and franchise retail, in the future. Our current offering is well suited for multi-tenant housing, a segment that we intend to address in emerging economies as we expand to international markets. The platform components can also be configured to provide larger systems for utility or large industrial applications.

Grow wallet share with existing customers and acquire new customers

We employ a “land and expand” model, in which our strategy is to prove the value of Bloom solutions to our customers, establish incumbency and grow share of wallet as we create more value across more of our customers’ facilities over time. Approximately three quarters of our sales volume since 2011 has been derived from repeat customers. These repeat orders provide better visibility into our sales pipeline and also lower our cost of sales. The quality and staying power of our customers are important factors contributing to our confidence in this strategy. We currently target primarily Fortune 500 customers with very significant electric power spend. Given our customers’ large total electric power spend, we view the current low penetration rate as a significant opportunity for growth.

While we expect that the majority of our near-term volume will continue to be derived from repeat customers, we remain focused on acquiring new customers. The successful adoption of our solution by industry leaders has also encouraged new customers of similar scale and electricity demand to follow suit. As a result, while volume has been driven by repeat customers, the majority of new sales contracts since 2011 are with new customers.

Drive production cost reductions to expand our market

Since our initial commercial deployments eight years ago, we have continually brought the production cost of our systems down. We expect technology innovation to drive further reductions as each successive generation of Bloom Energy Servers builds on the design and field experience of all previous generations. As our production costs continue to decrease this will enable us to expand into new markets. Furthermore, we expect that increased production volumes will lead to further cost reductions, enabling improved margins. On a per unit basis, which we measure in dollars-per-kilowatt, we have reduced our material costs by over 75% from the inception of our first generation Energy Server to our current generation Energy Server. Material costs per unit came down by more than 50% over the life of our first generation system and by over 40% over the life of our second generation system. With each successive new generation, we have been able to reduce the material costs compared to the prior generation’s material costs: Our second generation had material costs at the start of production that were approximately 60% lower per kilowatt than our first generation and our third generation had material costs at the start of production that were more than 35% lower per kilowatt than our second generation.

Expand into international markets and new fast-growing segments

International. Most of our current and target customers have global footprints, which we expect will be another avenue for growth while also lowering the cost and risk of new market entry. Today, we have installations in Japan and India.

We also target fast-growing segments where we believe we can deliver significant value including data centers and critical facilities such as distribution centers, which cannot suffer even a momentary disruption to power without significant negative consequences. We will consider using contractors to provide basic installation and operations and maintenance services in international locations.

Data Centers. When equipped with Uninterruptable Power Modules (UPMs), we can provide primary power for data centers with up to Tier III availability and reliability without reliance on traditional back up or power conditioning equipment. A customer-commissioned study by the University of Illinois, Champaign-Urbana projects that a Bloom Energy solution configured to provide mission-critical power would be significantly more reliable than a traditional topology of grid power plus uninterruptible power systems and diesel backup. According to Technavio, a leading market research company, the global data center power market was valued at $9.9 billion in 2014 and is expected to reach $18.7 billion by 2019, growing at a compound annual growth rate of 14%.

Micro-Grids. As communities and organizations look to mitigate the risk of grid power outages, there is significant and growing interest in micro-grids, which combine distributed power generation and storage into a network that can be isolated from the larger grid. Our flexible architecture allows integration of our systems with these other distributed generation sources and technologies, such as solar and storage, by providing the stable always-on primary power—a key requirement for a micro-grid solution. According to Technavio, the global micro-grid market was valued at $9.2 billion in 2014 and is expected to reach $21.8 billion by 2019, growing at a compound annual growth rate of 19%.

We believe many developing countries will leapfrog to a micro-grid, hybrid centralized/distributed infrastructure similar to how many such countries also bypassed fixed landline infrastructure and directly adopted mobile telephony.

We are well-positioned to compete in this market by providing a field-customizable, on-site, always-on base load power generation system—a key requirement for a micro-grid solution.

Provide innovative financing options to our customers

We intend to continue to assist our customers by providing innovative financing options to purchase our solution and grow our market opportunity. We have developed multiple options for our customers to acquire the power our Energy Servers produce. These offerings provide a range of options that enable customers to do business with us and secure power best customized to their needs. Our customers can purchase our systems outright, with operations and maintenance services contracts, or purchase the electricity that our Energy Servers produce without any upfront costs through various financing vehicles, including leases and power purchase agreements (PPAs), that combine the cost of our systems, warranty and service, financing, and in some cases fuel into monthly payments based on the electricity produced.

Technology

The fuel cells in our Energy Servers convert fuel, such as natural gas or biogas, into electricity through an electrochemical reaction without burning the fuel. Each individual fuel cell is composed of three layers: an electrolyte sandwiched between a cathode and an anode. The electrolyte is a solid ceramic material, and the anode and cathode are made from inks that coat the electrolyte. Unlike other types of fuel cells, no precious metals, corrosive acids or molten materials are required.

To fuel the electrochemical reaction, natural gas enters the anode side, where it mixes with steam to produce reformed fuel. As the reformed fuel crosses the anode, it attracts oxygen ions from the air on the cathode side. The oxygen ions combine with the reformed fuel to produce electricity, water, heat and small amounts of carbon dioxide. The water and heat get recycled to produce the steam needed to reform the fuel. This enables a highly efficient electrochemical reaction to produce electricity without any requirement for water, other than to start the system.

These fuel cells are the foundational building block of the Bloom Energy Server. We combine a number of the fuel cells into a stack, and then combine a number of the stacks to form 50 kilowatt power modules (depending upon the generation required by the customer). Each module contains hundreds of individual fuel cells that produce DC power, and an input/output module that contains fuel processing, DC-to-AC converters, and transformers. Each power module operates independently and can be hot swapped, or decommissioned, replaced or serviced without shutting down the entire system. This modular approach leads to high availability as well as upgradability. In addition, every new generation of our fuel cell technology is designed to be backward compatible for power module replacement and upgrades. This allows us to maintain the existing Bloom Energy Server fleet with the latest generation of technology, while simplifying our manufacturing.

Any number of these Energy Server systems can be arranged in various configurations to form solutions from hundreds of kilowatts to many tens of megawatts. Regardless of the starting size of a solution, further scaling can be accomplished after the initial solution deployment, creating on-going flexibility and scalability for the customer. This feature allows a customer to “pay as they grow,” conserving on current spending without constraining a future local expansion. In addition, as the power density of our Energy Server has improved we have begun to consider the introduction of a smaller 30-50 kilowatt system, which can be used for powering telecommunications towers, franchise retail stores and other small commercial buildings. With our strong footprint in the communications, media and retail sectors, this represents a significant potential opportunity for growth. We believe these systems could also be attractive to emerging markets.

In a basic configuration, the Bloom Energy Server is interconnected to the customer’s electric grid connection. By regulation, the Bloom Energy Server must stop exporting power in case of a grid outage. However, Energy Servers can be upgraded with a Bloom Energy Uninterruptable Power Module (UPM) as an add-on option at any point in time to enable continuous operation in the event of grid interruption. When using a UPM, the Energy Server continually powers critical loads while the grid serves as a backup. Should there be a disruption to grid power, the critical load, which is already receiving primary power from the Energy Server, experiences no disruption. The combination of primary power from the Energy Server, utilizing the natural gas infrastructure, and secondary feed from the independent electric grid results in a very highly available and reliable solution.

Energy Servers are configured to supply the customer’s most critical energy needs (or “mission-critical power”) when a UPM is provided and connected directly to the customer load. Mission-critical reliability is provided because: the critical load is, in this case, powered by inverters (which are modular and are designed with redundancy); the inverters take power from fuel cell modules of the Energy Server (which also are designed with redundancy); and this power is derived from a natural gas infrastructure. While this is the primary means of providing power to the critical load, the utility grid is powered and available through a fast-activating switch (such as a static switch) to provide power in the event of failure of the full Energy Server.

As of June 30, 2016, approximately 16% of our installed systems, by megawatts deployed, utilize a UPM. However, all Energy Server products installed after 2012 may be retrofitted with the addition of a UPM.

Bloom vs. Legacy Fuel Cells

Basic fuel cell technology is over 100 years old. The Bloom Energy Server is based on advanced solid oxide fuel cell technology which produces electricity directly from oxidizing a fuel. The solid oxide fuel cell has a solid oxide or ceramic electrolyte. The advantages of this technology include high efficiency, long-term stability, elimination of the need for an external fuel reformer, ability to use biogas or natural gas as a fuel, low emissions and relatively low cost. There are a variety of fuel cell technologies, characterized by their electrolyte material, including:

•	Proton exchange membrane fuel cells (PEM). PEM fuel cells typically are used in on-board transportation applications, such as powering forklifts, because of their compactness and ability for quick starts and stops. However, PEM technology requires an expensive platinum catalyst which is susceptible to poisoning by trace amounts of impurities in the fuel or exhaust products. These fuel cells require hydrogen as an input source of energy or an external fuel reformer, which adds to the cost, complexity and electrical inefficiency of the product. As a result, they are not an economically viable option for stationary base load power generation.

•	Molten carbonate fuel cells (MCFC). MCFCs are high-temperature fuel cells that use an electrolyte composed of a molten carbonate salt mixture suspended in a porous, chemically inert ceramic matrix of beta-alumina solid electrolyte. The primary disadvantages of current MCFC technology are durability and lower electrical efficiency compared to solid oxide fuel cells. Current versions of the product are built for 300 kilowatts, and they are monolithic. Smaller sizes are not economically viable. In many applications where the heat produced by these fuel cells is not useable continuously, getting rid of the heat also becomes a liability.

•	Phosphoric acid fuel cells (PAFC). PAFCs are a type of fuel cell that uses liquid phosphoric acid as an electrolyte. Developed in the mid-1960s and field-tested since the 1970s, they were the first fuel cells to be commercialized. PAFCs have been used for stationary power generators with output in the 100 kilowatt to 400 kilowatt range. PAFCs are best suited to combined heat and power applications which require carefully matching power and heat requirements, often making the technology difficult to implement. Further disadvantages include low power density and stability.

While solid oxide fuel cell offered the best prospects for base load power generation, the challenges associated with fundamental and applied materials and packaging problems served as a roadblock to developing and commercializing this technology. Our advanced solid oxide fuel cell technology enables both low cost and very high levels of reliability, paving the way for broad commercial application. Compared with legacy fuel cell alternatives, Bloom Energy Servers feature significant advantages:

•	Highest electrical efficiency. The latest generation of our Energy Servers has greater than 65% BOL electrical efficiency, approximately 40% to 60% higher than that of legacy fuel cells, improving both cost and carbon dioxide emissions.

•	Greater reliability and availability. Our Energy Servers have high reliability and availability of greater than 99.99%, which is superior to legacy systems.

•	Greater flexibility and simplicity. Our Energy Servers can use natural gas or biogas as a fuel with no modification to their fuel cell chemistry. It is the only fuel cell product that does not require an external fuel reformer. No complex heating/cooling integration is required as waste heat is used internally to maximize efficiency, making Bloom Energy Servers easy to deploy.

•	Appealing design. Our Energy Servers’ pleasing aesthetics and minimal noise are better suited for corporate campuses and increase customer options for siting.

•	No water needed for continuous operation. Bloom Energy Servers require no water during normal operation after initial start-up. The system is air-cooled and operates over a wide range of ambient temperatures.

Manufacturing and Supply Chain

We believe our tightly integrated in-house research and development, engineering and manufacturing capabilities, and facilities provide us with a significant competitive advantage.

Manufacturing Expertise. We design most of our key fuel cell and stack manufacturing equipment and build some of the significant equipment in-house. Our manufacturing team has experience with leading companies in the automotive and semiconductor manufacturing industries, which are known for high-volume production, rapid cost reduction and the highest-quality output. As such, our teams have implemented lean manufacturing processes to systematically eliminate waste and inefficiency throughout our manufacturing and supply chain operations.

Facilities. Our current manufacturing processes reflect a rapid rate of learning and adoption of new ideas from our decade of manufacturing experience. Our primary manufacturing locations for the fuel cells and system assembly are in Sunnyvale, California and Newark, Delaware. The 178,400 square foot manufacturing facility in Newark is the first purpose-built Bloom manufacturing center and was designed specifically for copy-exact duplication as we expand, which we believe will help us scale more efficiently. We believe our current manufacturing facilities are adequate to support our business for the next few years. Our Newark facility includes an additional 50 acres available for factory expansion and/or the co-location of supplier plants. Both of our two principal manufacturing facilities are powered by Bloom Energy Servers.

Supply Chain. We have multiple sources for most of the critical raw materials, capital equipment and components necessary to build our systems. Many of the key components and materials, including a large percentage of power electronics and controls system components, are commercially available.

In some cases we have entered into long-term supply agreements with suppliers based on our forecasted inventory demand pursuant to which these suppliers are contractually obligated to purchase the forecasted inventory, and we maintain the right to cancel such orders at a minimum of 90 days prior to delivery. All of our suppliers must undergo a rigorous qualification process, and we continually evaluate suppliers.

Services

We offer operations and maintenance services agreements for our Energy Servers, which are renewed on an annual basis. The customer agrees to pay an on-going service fee and in return Bloom monitors, maintains and operates the systems on their behalf.

Our in-house service organization has 57 dedicated field service personnel in 11 locations. Standard customer contracts include service covering all on-going system operation, maintenance, upgrades—including periodic refresh of power modules – and 24x7 remote monitoring and control of the systems.

Each Bloom Energy Server includes a secure connection to redundant Remote Monitoring and Control Center (RMCC) facilities that are geographically well separated. Together these RMCC facilities provide constant monitoring of over 500 system performance parameters and predictive factors. Using proprietary, internally developed software, the RMCC Operators can optimize fleet performance remotely from either RMCC facility. As needed, the operators can dispatch field services to the site to locally restore and enhance performance. The RMCC facilities communicate through a secure network, and can operate together or independently to provide full services for the fleet.

We currently service and maintain all of our Energy Servers; however we may engage third-party service organizations to provide routine field maintenance domestically, such as replacing air filters. Internationally, we intend to create strategic partnerships for local service and support of customer installations.

Competition

We primarily compete against the grid based on superior reliability, resiliency, sustainability, cost predictability and operational flexibility. As we are able to drive our costs down, we expect our economic value proposition to continue to improve relative to grid power. Other sources of competition include:

•	Intermittent solar power. Solar power is intermittent and best suited for addressing peak power requirements, while Bloom provides stable base load generation. Storage technology is intended to address the intermittency of solar, but the low power density and efficiency of solar technology makes the combined solution impractical for most C&I customers. As a point of comparison, our Energy Servers provide the same power output in 1/125th of the footprint of solar, allowing us to address far more commercial applications based on a customer’s available space.

•	Wind power. Typically wind power is deployed for utility-side, grid-scale applications but not as a customer-side, distributed power alternative.

•	Traditional co-generation systems. These systems deliver a combination of electric power and heat. We believe that we compete favorably because of our superior electrical efficiencies, significantly less complex deployment (avoiding heating systems integration), better performance on emissions and noise, superior availability, aesthetic appeal, ease of permits and reliability.

•	Traditional backup equipment. As our Energy Servers deliver always-on power, they can obviate the need for traditional backup equipment such as diesel generators and batteries. We generally compete by offering a better integrated, more reliable and cost-effective solution versus these grid-plus-backup systems.

•	Other commercially available fuel cells. These are described in the section titled “—Technology.”

The customer has no single alternative solution that provides all of the important attributes – reliability, resiliency, sustainability and cost predictability.

Sales and Marketing

We market our Bloom Energy Servers primarily through a national direct sales organization, supported by project finance, business development, government affairs and marketing teams. In addition to our internal resources, we also work with multiple partners to generate customer leads and develop projects. For project financing, we work with partners such as Key Bank, Bank of America, Credit Suisse, Constellation Energy, a subsidiary of Exelon Corporation, and WGL Energy.

Research and Development

Our research and development organization has addressed complex applied materials, processing and packaging challenges through the invention of many proprietary advanced material science solutions. Over a decade, Bloom has built a world-class team of solid oxide fuel cell scientists and technology experts. Our team comprises technologists with degrees in Materials Science, Electrical Engineering, Chemical Engineering, Mechanical Engineering, Civil Engineering and Nuclear Engineering, and includes more than 25 PhDs. This team has continued to develop innovative technology improvements for our Energy Servers, achieving increased power density and electrical efficiency, reduced cost and improved reliability.

Our research and development expenses were $53.0 million and $43.9 million for 2014 and 2015, respectively and $22.2 million for the six months ended June 30, 2016.

Intellectual Property

Intellectual property is an essential differentiator for our business, and we seek protection for our intellectual property whenever possible. We rely upon a combination of patents, copyrights, trade secrets, and trademark laws, along with employee and third party non-disclosure agreements and other contractual restrictions to establish and protect our proprietary rights.

We have developed a significant patent portfolio to protect elements of our proprietary technology. As of June 30, 2016, we had 156 issued patents and 106 patent applications pending in the United States and we had an international patent portfolio comprised of 78 issued patents and 116 patent applications pending with filings in 10 countries under two multinational conventions, which are generally counterparts of the U.S. patents and patent applications. Our U.S. patents are expected to expire between 2022 and 2035.

We continually review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names and trademarks and service marks in the United States and in some locations abroad. In an effort to protect our brand, as of June 30, 2016, we had nine registered trademarks in the United States, 22 registered trademarks in Australia, the European Union and Japan, two pending applications in the United States and seven pending applications for additional filings in two other countries. We have six trademarks registered with the World Intellectual Property Organization as International Registrations.

Sustainability

The largest environmental impact we can provide is to maximize the deployment of Bloom systems, which reduce carbon emissions and save water compared to traditional power generation systems. Thus, our primary sustainability goal is to maximize sales of Bloom systems and provide the longest and most economically sustainable life cycle possible for the Bloom fuel cells through reliability enhancement programs.

We also seek to minimize our environmental footprint and extend system operating life while reducing consumption of new material in our Energy Servers. We have an end-to-end recycling approach to recover components from end-of-life units for maximum reuse or recycling. We have dedicated facilities in our manufacturing locations in Delaware and California to inspect and dismantle end-of-life Energy Servers and components removed during scheduled maintenance. We have an audit program to identify improvement opportunities at suppliers and also work with them to reduce one-way packaging to minimize materials going to landfills.

These strategies in combination provide a robust and comprehensive sustainment strategy that looks both at our external impact on the wider environment and internally on responsible design, cradle-to-cradle materials management and recycling.

Permits and Approvals

Each Bloom Energy installation must be designed, constructed and operated in compliance with applicable federal, state and local regulations, codes, standards, guidelines, policies and laws. To install and operate our systems, we, our customers or our partners are required to obtain applicable permits and approvals from local authorities having jurisdiction to install the Bloom Energy Servers and to interconnect the systems with the local electrical utility.

Bloom Energy Servers generate electricity without combustion and are certified by the California Air Resources Board (CARB) to meet its stringent emissions standards for NOx, CO and VOCs, and therefore are exempt from certain permit requirements of air pollution control and air quality management districts.

Government Policies

There are varying policy frameworks across the United States and abroad designed to support and accelerate the adoption of clean and/or reliable distributed generation technologies such as Bloom Energy Servers. These policy initiatives come in the form of tax incentives, cash grants, performance incentives and/or specific gas or electric tariffs.

The U.S. federal government provides businesses with a 30% ITC available under Section 48 of the Internal Revenue Code, available to the owner of our Energy Server for systems purchased and placed into service by December 31, 2016. The credit is equal to 30% of expenditures, and the credit for fuel cells is capped at $1,500 per 0.5 kilowatt of capacity.

Our Energy Servers are currently installed in 10 states in the United States, each of which has its own enabling policy framework. Some states have utility procurement programs and/or renewable portfolio standards for which our technology is eligible. Our Energy Servers currently qualify for tax exemptions, incentives or other customer incentives in many states, including the states of California, New Jersey, Connecticut and New York. These incentives are subject to change. For example, in July 2016, the Energy Division staff of the California Public Utilities Commission (CPUC) modified a renewable energy incentive program for which our Energy Servers currently qualify, the SGIP, to provide a smaller allocation of the incentives available to generating technologies such as our Energy Servers and a larger allocation to storage technologies. As modified, the SGIP will require all eligible power generation sources consuming natural gas to use a minimum of 10% biogas to receive an SGIP incentive beginning in 2017, with this minimum biogas requirement increasing to 25% in 2018, 50% in 2019 and 100% in 2020. In addition, the CPUC provided a further limitation on the available allocation of incentives that any one participant may claim under the SGIP. The SGIP will expire on January 21, 2021 absent extension.

Although we generally are not regulated as a utility, federal, state, and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities, and the interconnection of customer-owned electricity generation. In the United States, governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for commercial customers on a regular basis. These changes can have a positive or negative impact on our ability to deliver cost savings to customers for the purchase of electricity.

To operate our systems we obtain interconnection agreements from the applicable local primary electricity and gas utilities. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are typically required once interconnection agreements are signed.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of the federal Occupational Safety and Health Act, as amended, or OSHA, and comparable state laws that protect and regulate employee health and safety.

Product safety standards for stationary fuel cell generators have been established by the American National Standards Institute (ANSI). These standards are known as ANSI/CSA “FC-1”. Our products are designed to meet this standard. Further, we utilize UL to certify compliance with the standard.

Energy Server installation guidance is provided by NFPA 853: Standard for the Installation of Stationary Fuel Cell Power Systems. Installations at sites are carried out to meet the requirements of this standard.

Employees

As of June 30, 2016, we had 1,449 global employees and contractors. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

Facilities

Our corporate headquarters is located in Sunnyvale, California. This facility comprises approximately 31,000 square feet of space. Our current lease, entered into in September 2010, expires in February 2018. We also lease manufacturing facilities in Sunnyvale and Moffett Field, California. These plants together comprise approximately 74,000 square feet of space. Our current lease for our Sunnyvale manufacturing facilities, entered into in April 2005, expires in 2020, and our current lease for our manufacturing facilities at Moffett Field, entered into in December 2011, expires in December 2017. We also own a manufacturing facility in Newark,

Delaware comprising approximately 178,400 square feet of space, and lease additional office space around the world, including in the United States, India, China and Taiwan. We believe our facilities are adequate to support our business for the next few years.

Legal Proceedings

From time to time, we are involved in various legal proceedings or subject to claims arising in the ordinary course of our business. Although the results of legal proceedings and claims cannot be predicted with certainty, we are not currently party to any legal proceedings the outcome of which, in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers, Other Key Employees and Directors

The following table sets forth certain information concerning our executive officers, directors and other key employees as of June 30, 2016:

Name	Age	Position(s)
Executive Officers and Other Key Employees:
KR Sridhar (1)	55	Founder, President, Chief Executive Officer and Director

Randy Furr	61	Executive Vice President and Chief Financial Officer

Bill Kurtz	59	Executive Vice President and Chief Commercial Officer

Susan Brennan	53	Executive Vice President and Chief Operations Officer

Swaminathan Venkataraman	56	Executive Vice President of Engineering and Chief Technology Officer

Matt Ross	56	Executive Vice President and Chief Marketing Officer

William Thayer	55	Executive Vice President of Sales

David Barber	55	Executive Vice President and Chief People Officer

Shawn Soderberg	55	Executive Vice President, General Counsel and Secretary

Glen Griffiths	54	Executive Vice President of Quality, Reliability and Sustainability

Non-Employee Directors:

L. John Doerr	65	Director

Colin L. Powell	79	Director

T.J. Rodgers	68	Director

Scott Sandell	51	Director

Peter Teti	49	Director

Eddy Zervigon	47	Director

(1)	Chairman of the board of directors.
(2)	Member of the compensation and organization development committee.
(3)	Member of the audit committee.
(4)	Lead Independent Director.
(5)	Member of the nominating and corporate governance committee.

Executive Officers and Other Key Employees

KR Sridhar is our founder and has served as a member of our board of directors since January 2001 and as our Chief Executive Officer since April 2002. Prior to founding Bloom Energy, Mr. Sridhar was director of the Space Technologies Laboratory at the University of Arizona where he was also a professor of Aerospace and Mechanical Engineering. Mr. Sridhar has served as an advisor to NASA and has led major consortia of industry, academia, and national labs. Mr. Sridhar also serves as a strategic limited partner at Kleiner Perkins Caufield & Byers, a venture capital firm, and as a special advisor to New Enterprise Associates, a venture capital firm. He has also served on many technical committees, panels and advisory boards and has several publications and patents. Mr. Sridhar received a B.S. in Mechanical Engineering from the National Institute of Technology, Tiruchirappali, India, as well as a M.S. in Nuclear Engineering and Ph.D. in Mechanical Engineering from the University of Illinois, Urbana-Champaign. Mr. Sridhar was selected to serve as a member of our board of directors due to the perspective and experience he brings as our founder and Chief Executive Officer.

Randy Furr has served as our Chief Financial Officer since April 2015. Prior to joining Bloom Energy, Mr. Furr served as corporate executive vice president and chief financial officer for Spansion, Inc., a manufacturer of flash memory semiconductors, from June 2009 to March 2015. Mr. Furr held senior executive positions as executive vice president and chief financial officer at Magellan Navigation, Inc., a portable GPS navigation consumer electronics company, from August 2008 to June 2009, and as chief operating officer and chief financial officer at Aliph, Inc., a consumer Bluetooth telephony device company, from April 2008 to August 2008. Prior to that, Mr. Furr was at Adobe Systems, Inc., a computer software company, where he served as a senior vice president from May 2007 to January 2008, interim chief information officer from November 2006 to May 2007, and as executive vice president and chief financial officer from May 2006 to November 2006. Before joining Adobe Systems, Inc., Mr. Furr spent 13 years at Sanmina-SCI Corporation, an electronics manufacturing services provider, where he served as president and chief operating officer from 1996 to 2005 and as executive vice president and chief financial officer from 1992 to 1996. Mr. Furr served as a director of Sanmina-SCI Corporation from 1998 until 2005. Mr. Furr holds a bachelor’s degree in Business Administration from the University of Oklahoma and is a certified public accountant.

Bill Kurtz has served as our Chief Commercial Officer since April 2015 and served as our Chief Financial Officer from March 2008 to April 2015. Previously, Mr. Kurtz served in the roles of chief operations officer or chief financial officer of several technology companies, including Scient Corporation, a provider of professional services, 3PARdata, Inc., a data storage company, and Novellus Systems, Inc., a global semiconductor equipment company, and also held senior financial management positions at AT&T Inc., a telecommunications company. Mr. Kurtz was a member of the board of directors of PMC-Sierra Inc., including as the chair of the audit committee, until it was acquired by Microsemi Corporation in January 2016. Mr. Kurtz holds a bachelor’s degree in Commerce from Rider University and a M.S. in Management Sciences from Stanford University.

Susan Brennan has served as our Chief Operations Officer since November 2013. Prior to joining Bloom Energy, Ms. Brennan served as vice president of manufacturing – Smyrna and Decherd at Nissan North America, Inc., an automobile company, from October 2008 to November 2013. She also previously served as director of global manufacturing at Ford Motor Company, an automobile company, and in other corporate and manufacturing management roles at Ford Motor Company, an automotive manufacturer, Visteon Corporation, a global automotive electronics supplier, and Douglas & Lomason Company, an automotive parts supplier. Ms. Brennan has served as a member of the board of directors of Senior PLC since January 2016. Ms. Brennan holds a B.S. in Microbiology from the University of Illinois, Urbana-Champaign and an M.B.A. from the University of Nebraska, Omaha.

Swaminathan Venkataraman has served as our Executive Vice President of Engineering and Chief Technology Officer since December 2003. He has authored or co-authored several patents in the areas of solid oxide fuel cell technology, fuel processing and heat integration and control systems. Prior to joining Bloom Energy, Mr. Venkataraman was a Principal Technologist at Aspen Technology, Inc., a provider of supply chain management software and professional services, from 1987 to 2003, where he led the commercial development of high end design, simulation and optimization software for the chemical and petrochemical industries. Mr. Venkataraman holds a bachelor’s degree in Chemical Engineering from the National Institute of Technology, Tiruchirappali and a Ph.D. in Chemical Engineering from Clarkson University.

Matt Ross has served as our Chief Marketing Officer since October 2011. He previously served in various executive roles at several global marketing services providers. These include McCann Worldgroup, where he served as chief executive officer of Global Microsoft Brands and president of McCann Worldgroup San Francisco, and Ogilvy & Mather Worldwide, where he held roles including chief operating officer and managing director of IBM Brand Services. Mr. Ross holds a B.S. in Business Administration from San Francisco State University.

William Thayer has served as our Executive Vice President of Sales since September 2005. Before joining Bloom Energy, Mr. Thayer served in a variety of senior leadership, management and sales roles at American Power Conversion Corporation, a provider of power supplies. Mr. Thayer graduated from the U.S. Naval Academy with a

B.S. in General Engineering and served for ten years as a Surface Warfare Officer in the U.S. Navy before being assigned to the Naval War College. He also holds an M.B.A. from the University of Rhode Island.

David Barber has served as our Executive Vice President and Chief People Officer since July 2008. Prior to joining Bloom Energy, Mr. Barber served as vice president of human resources at Good Technology, Inc., a mobile device management products company, from 2004 to 2008 and as vice president of human resources at Medicalogic / Medscape, Inc., a provider of digital health records software and healthcare information, from 1999 to 2002. From 1986 to 1999 he held a variety of human resources-related positions at Calico Commerce, Netscape Communication and Apple Computers. Mr. Barber holds a B.S. in Finance from San Jose State University.

Shawn Soderberg has served as our Executive Vice President, General Counsel and Secretary since January 2016. Before joining us, Ms. Soderberg was the executive vice president, general counsel and secretary of Bio-Rad Laboratories, a global medical technology provider for the life science and clinical diagnostics industries from 2013 to 2016. Prior to that, Ms. Soderberg was the senior vice president, general counsel and secretary of Aricent Group, a global design and software engineering services and product company, from 2006 to 2013; managing director and general counsel of H&Q Asia Pacific, a private equity firm, from 2000 to 2006; vice president, general counsel and secretary of Oak Technology, a semiconductor and embedded solutions provider for the optical storage and the digital home entertainment market, from 1996 to 2000; and vice president and general counsel of Microtec Research, Inc., a software provider for embedded systems, from 1994 to 1996. Prior to Ms. Soderberg’s general counsel experience, she practiced in a law firm environment. Ms. Soderberg holds a B.S. in Accounting from the University of Santa Clara, a J.D. from Seattle University School of Law and an LL.M. in Taxation from New York University.

Glen Griffiths has served as our Executive Vice President of Quality, Reliability and Sustainability since December 2014. Before joining Bloom Energy, Mr. Griffiths served as the chief quality officer of Hewlett Packard, a technology company specializing in printing, personal computing, software, services and IT infrastructure, from December 2011 until December 2014 and as the vice president of global engineering from December 2008 to December 2011. He holds a B.Sc. in Engineering from UK Open University, a M.Sc. in Reliability, Maintainability and Supportability Engineering from Exeter University and an M.B.A. from UK Open University.

Non-Employee Directors

L. John Doerr has served as a member of our board of directors since May 2002. Mr. Doerr has been a General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since August 1980. Mr. Doerr has also been a member of the board of directors of Google Inc., a global technology company, since May 1999; Amyris, Inc., a renewable products company, since May 2006; and Zynga, Inc., a provider of social game services, since April 2013. Mr. Doerr was previously a director of Amazon.com, Inc., an e-commerce company, from 1996 to 2010. Mr. Doerr holds a B.S. in Electrical Engineering and an M.S. in Electrical Engineering and Computer Science from Rice University and an M.B.A. from Harvard Business School. Mr. Doerr was selected to serve as a member of our board of directors due to his extensive experience with technology companies.

General Colin L. Powell, USA (Retired) has served a member of our board of directors since January 2009. General Powell served as the 65th U.S. Secretary of State from January 2001 to January 2005. He served 35 years in the U.S. Army, rising to the rank of Four-Star General and from 1989 to 1993 served as the 12th Chairman of the Joint Chiefs of Staff. General Powell has also been a member of the board of directors of Salesforce.com, Inc., a global cloud computing company, since January 2015. He is the founder of the Colin Powell Center for Policy Studies at his alma mater, the City College of New York. He is also the founder and chairman emeritus of the America’s Promise Alliance, a nonprofit organization advocating for the strength and well-being of America’s children and youth. General Powell was selected to serve as a member of our board of directors due to his extensive leadership experience.

T.J. Rodgers has served as a member of our board of directors since February 2003. Mr. Rodgers is founder and a director, and a former chief executive officer and president, of Cypress Semiconductor Corporation, a semiconductor company. He also was a member of the board of directors of Cypress’s internal subsidiaries, AgigA Tech, Inc. and Deca Technologies Inc until April 2016. He has also been a member of the board of directors of Enovix Corp., an energy storage technology company, since 2012. He is a former member of the board of trustees of Dartmouth College, his alma mater. Mr. Rodgers was a Sloan scholar at Dartmouth, where he graduated as salutatorian with a double major in physics and chemistry. He attended Stanford University on a Hertz fellowship, earning a M.S. and a Ph.D. in Electrical Engineering. At Stanford, Mr. Rodgers invented, developed and patented VMOS technology. He managed the MOS memory design group at American Megatrends Incorporation, a company specializing in computer hardware and firmware, from 1975 to 1980 before moving to Advanced Micro Devices (AMD), a developer of computer processors and related technologies for business and consumer markets, where he ran AMD’s static RAM product group until 1982, when he founded Cypress Semiconductor Corporation. Mr. Rodgers was selected to serve as a member of our board of directors due to his extensive experience with technology companies, expert technical and analytical skills and long-term executive experience.

Scott Sandell has served as a member of our board of directors since August 2003. Mr. Sandell is a General Partner at New Enterprise Associates, Inc., or NEA, a venture capital firm, and head of NEA’s technology investing practice. Mr. Sandell also leads NEA’s investing activities in China. Prior to joining NEA in 1996, Mr. Sandell worked as a product manager for Windows 95 at Microsoft Corporation, a software products and services company. Mr. Sandell started his career at the Boston Consulting Group, a global management consulting firm, and later joined C-ATS Software, Inc., a software development company. Mr. Sandell currently serves on the boards of various private companies. He previously served on the boards of NetIQ Corporation, WebExCommunications, Inc., Data Domain, Inc., Tableau Software, Inc., Fusion-io, Inc. and Spreadtrum Communications, Inc. Mr. Sandell is a member of the board of directors of the National Venture Capital Association, a trade organization for venture capital and private equity firms. Mr. Sandell holds an A.B. from Dartmouth College and an M.B.A. from Stanford University. Mr. Sandell was chosen to serve as a member of our board of directors due to his extensive experience with a wide range of technology companies and the venture capital industry.

Peter Teti has served as a member of our board of directors since November 2015. Mr. Teti was nominated to serve on our board by Alberta Investment Management Corporation, an institutional investment fund management company, where he is the senior vice president of Private Equity and Relationship Investing. Prior to joining Alberta Investment Management Corporation in 2012, Mr. Teti served as managing director, Investment Banking at N.M. Rothschild & Sons, an investment banking company, from 2002 to 2012. Mr. Teti holds a B.A. in Commerce from Queen’s University. Mr. Teti was chosen to serve as a member of our board of directors due to his extensive experience with a wide range of technology companies and his experience in private equity.

Eddy Zervigon has served as a member of our board of directors since October 2007. Mr. Zervigon is currently a Principal at the investment firm Alta Loma Energy. From 1997 to 2012, Mr. Zervigon was a managing director at Morgan Stanley & Co. LLC, a global financial services firm, in its Principal Investments Group for fourteen years. Prior to joining Morgan Stanley, Mr. Zervigon was a certified public accountant at Coopers & Lybrand (now PricewaterhouseCoopers LLP), a public accounting firm. He is currently a director of DigitalGlobe, Inc., a builder and operator of satellites for digital imaging, where he has served as a member of the audit and compensation committees since 2014. He has previously served as a board member of MMCinemas, Impsat Fiber Networks, Inc., TVN Entertainment Corporation and Stadium Capital. Mr. Zervigon has a B.A. in accounting and a master’s degree in tax from Florida International University and an M.B.A. from the Amos Tuck School of Business at Dartmouth College. Mr. Zervigon was chosen to serve on our board of directors because he brings to our board of directors his significant institutional knowledge regarding our company and significant financial and transactional experience.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and executive officers.

Board of Directors Composition

Current Board of Directors

Under our bylaws as in effect prior to the completion of this offering, our board of directors may set the authorized number of directors. Our board of directors has set the authorized number of directors as eight. Our board of directors currently consists of seven members with one vacancy.

Pursuant to our eighth amended and restated voting agreement dated as of June 30, 2011, Messrs. Doerr, Sandell, Zervigon, Powell, Rodgers, Teti and Sridhar have been designated to serve as members of our board of directors. Pursuant to that agreement, Mr. Doerr was designated as the representative of our Series A preferred stock, Mr. Sandell was designated as the representative of our Series B preferred stock, Mr. Zervigon was designated as the representative of our Series E preferred stock, Mr. Teti was designated as the representative of our Series G preferred stock, Mr. Sridhar was designated as the person currently serving as our Chief Executive Officer, and Messrs. Powell and Rodgers were designated jointly by agreement of the director representatives of our Series A and Series B preferred stock as independent industry representatives. The eighth amended and restated voting agreement will terminate in connection with this offering and there will be no contractual obligations regarding the election of our directors.

After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Currently serving members of our board of directors will continue to serve as directors until their death, resignation, or removal or until their successors are duly elected by the holders of our common stock.

Classified Board of Directors

Our restated certificate of incorporation that will be in effect immediately prior to the completion of this offering provides that, immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2017;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2018; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2019.

So long as our board of directors is classified, only our board of directors may fill vacancies on our board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See the section titled “Description of Capital Stock—Anti-Takeover Provisions— Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions” for additional information.

Director Independence

The listing rules of the                             generally require that a majority of the members of a listed company’s board of directors be independent within specified periods following the closing of an initial public offering. In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent.

With the exception of General Powell (Retired), our board of directors has determined that none of our non-employee directors has a material relationship with us and that each of these directors is “independent” as that term is defined under the rules of the                     . In making this determination, our board of directors considered the relationships that each nonemployee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions described in the section titled “Related-Party Transactions.”

Lead Independent Director

Our board of directors has appointed                     to serve as our lead independent director upon the completion of this offering. As lead independent director, Mr.                     will preside over periodic meetings of our independent directors, serve as a liaison between the chairperson of our board of directors and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation and organization development committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors. Prior to the completion of this offering, our board of directors will adopt a charter for each of these committees. Following the completion of this offering, copies of the charters for each committee will be available without charge on the Investor Relations portion of our website.

Audit Committee

Our audit committee is comprised of Mr.                     , who is the chair of the audit committee, Mr.                     and Mr.                         . Each member of our audit committee is independent under the current and SEC rules and regulations and we intend to comply with the requirement to have a minimum of three members on our audit committee within the applicable transition period. Each member of our audit committee is financially literate as required by current                     listing standards. In addition, our board of directors has determined that Mr.                     is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K promulgated under the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent accountants, our interim and year-end operating results;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues;

•	approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm; and

•	review related-party transactions and proposed waivers of our code of conduct.

Compensation and Organization Development Committee

Our compensation and organization development committee is comprised of Mr.                         , who is the chair of the compensation and organization development committee, Mr.                     and Mr.                     . The composition of our compensation and organization development committee meets the requirements for independence under current                     and SEC rules and regulations. Each member of this committee is also a nonemployee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, (the Exchange Act), and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The purpose of our compensation and organization development committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers and evaluation of the performance of our senior leadership team. Our compensation and organization development committee will, among other things:

•	evaluate the performance of our executive officers, including the chief executive officer;

•	periodically review and make recommendations regarding the reporting structure within our executive officer team, and the effectiveness and efficiency of the team;

•	determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our stock and equity incentive plans;

•	make recommendations to our board of directors regarding incentive compensation and equity plans; and

•	review general policies relating to compensation and benefits of our employees.

Nominating and Governance Committee

The nominating and governance committee is comprised of Mr.                     , who is the chair of the nominating and governance committee, Mr.                     and Mr.                    . The composition of our nominating and governance committee meets the requirements for independence under current                     and SEC rules and regulations. Our nominating and governance committee will, among other things:

•	identify, evaluate, select and make recommendations to our board of directors regarding nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, and we have also adopted a code of ethics for principal executives and senior financial officers.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation and organization development committee is or has been an officer or employee of our company. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation and organization development committee during 2015.

Non-Employee Director Compensation

No compensation was paid to our non-employee members of our board of directors during 2015 other than $200,000 in consulting fees to General Powell (Retired).

EXECUTIVE COMPENSATION

2015 Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, and paid to our principal executive officer and each of our named executive officers during the last completed fiscal year. These individuals are our named executive officers for 2015.

Name and Principal Position	Salary(1) ($)	Bonus ($)	Stock Awards ($)		Option Awards (3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
KR Sridhar, Founder and Chief Executive Officer	500,000	—	—		4,364,080	174,966	2,360	5,041,406
Randy Furr, Chief Financial Officer	134,616	—	120,143	(2)	4,637,290	60,233	1,645	4,953,927
Susan Brennan, Chief Operations Officer	307,077	—	442,713	(2)	218,204	156,950	1,262	1,126,206

(1)	The amounts reported in the Salary column include regular salary and retroactive pay for salary increases during the year.
(2)	The amounts reported represent the aggregate grant date fair value of RSUs granted to the named executive officer during 2015 as computed in accordance with Accounting Standards Codification (ASC) 718. The grant date fair value of the RSUs is set forth in Note 24 to our consolidated financial statements. Note that the amounts reported in this column reflect the accounting cost for these RSUs, and do not correspond to the actual economic value that our named executive officers may receive from the RSUs.
(3)	The amounts reported represent the aggregate grant date fair value of the stock options granted to our named executive officers during 2015 as computed in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 24 to our consolidated financial statements. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that our named executive officers may receive from the options.
(4)	The amounts reported represent the amount earned and payable under the 2015 annual bonus plan based on each named executive officer’s target bonus opportunity and pro-rated for the number of days he or she was employed with us in 2015. These amounts were partially paid in 2015 with the remaining amount paid in the following calendar year.
(5)	Represents group term life insurance premiums.

Offer Letters and Employment Arrangements

All of our named executive officers are employed on an at-will basis, with no fixed term of employment. The initial terms and conditions of employment for each of our named executive officers are set forth in written offer letters. Each of our named executive officers has also executed our standard form of confidential information, arbitration and invention assignment agreement. In addition, certain of our named executive officers have been granted awards under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan, which provide for certain accelerated vesting in connection with a change of control. Such accelerated vesting is described in greater detail in “—Potential Payments Upon Termination or Change in Control” and “—Employee Benefit Plans”.

Potential Payments Upon Termination or Change in Control

Under the terms of employment agreement with Randy Furr, if his employment is terminated without cause or by him for good reason within 12 months following a change of control, any unvested equity incentive awards at such time shall immediately accelerate and vest for an additional 12 months, unless additional acceleration is provided in the change in control agreement.

2015 Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of our named executive officers, information regarding outstanding equity awards held as of December 31, 2015.

			Option Awards				Stock Awards
Name	Grant Date		Option Awards – Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards – Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards – Option Exercise Price ($)	Option Awards – Option Expiration Date	Stock Awards – Number of Unearned Shares That Have Not Vested (#)	Stock Awards – Market or Payout Value of Unearned Shares That Have Not Vested ($)
KR Sridhar	8/13/2007	(1)	922,029	—	1.26	8/13/2017	—	—
	6/10/2008	(1)	771,363	—	1.45	6/10/2018	—	—
	6/2/2011	(1)	350,000	—	13.70	6/2/2021	—	—
	8/2/2012	(1)	861,666	238,334	20.23	8/2/2022	—	—
	9/11/2015	(2)	83,333	316,667	20.59	9/10/2025	—	—
Randy Furr	5/14/2015	(3)	—	350,000	20.59	5/13/2025	—	—
	5/14/2015	(4)	—	—	—	—	5,835	120,143
	9/11/2015	(1)	6,666	43,334	20.59	9/11/2025	—	—
Susan Brennan	11/7/2013	(3)	83,333	116,667	20.54	11/6/2023	—	—
	2/12/2015	(4)	—	—	—	—	1,505	30,913
	9/11/2015	(1)	1,665	18,335	20.59	9/10/2025	—	—
	9/11/2015	(5)	—	—	—	—	20,000	411,800

(1)	These stock options vest evenly over a five-year period with 1/60th of the shares of common stock underlying the options vesting each month from the vesting commencement date, subject to continuous service to us.
(2)	These stock options vest evenly over a two-year period with 1/24 of the total shares of common stock underlying the option vesting each month from the vesting commencement date, subject to continuous service to us.
(3)	These stock options vest over a five-year period as follows: 20% of the shares of common stock underlying the options vest on the first anniversary of the vesting commencement date and 1/60th of the shares of common stock underlying the options vest monthly thereafter, subject to continuous service to us.
(4)	The shares are represented by restricted stock units pursuant to which 100% of the units vest upon the earlier of the six-month anniversary of our initial public offering or the closing of a sale event, subject to continuous service to us.
(5)	The shares are represented by restricted stock units pursuant to which 50% of the units vest upon the earlier of the six-month anniversary of our initial public offering or the closing of a sale event, 25% of the units vest on the one year anniversary, and the remaining 25% of the units vest on the second anniversary of the initial vesting event, subject to continuous service to us.

Employee Benefit Plans

2002 Stock Plan

Our board of directors adopted and the stockholders approved our 2002 Stock Plan (the 2002 Plan) in April 2002. The 2002 Plan was amended in June 2011. The 2002 Plan was terminated in August 2012, upon our adoption of the 2012 Equity Incentive Plan (2012 Plan).

The 2002 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and non-statutory stock options, as well as for the issuance of restricted stock. We may grant incentive stock options only to our employees. We may grant non-statutory stock options, as well as issue shares of restricted stock, to our employees, officers, directors and consultants.

The exercise price of each incentive stock option must be at least equal to the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2002 Plan is ten years. However, the exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant and the maximum permitted term of options granted to 10% stockholders is five years.

In the event we are a party to a merger or consolidation, the 2002 Plan provides that (i) if the surviving entity agrees to assume the outstanding awards under the 2002 Plan, such awards shall be so assumed, provided that any outstanding award which remains entirely unvested shall be partially accelerated and vested, and (ii) if the surviving entity declines to assume the outstanding awards under the 2002 Plan, all such outstanding awards shall be accelerated in full and fully vested and exercisable.

In August 2012, in connection with our adoption of the 2012 Plan, shares authorized for issuance under the 2002 Plan were cancelled (except for those shares reserved for issuance upon exercise of outstanding stock options). Subject to adjustment for certain changes in our capital structure, the maximum aggregate number of shares of common stock reserved for issuance under the 2002 Plan is 16,193,334. As of December 31, 2015, options to purchase 6,429,555 shares were outstanding under the 2002 Plan and no shares were available for future grant. As of December 31, 2015, the weighted average exercise price of outstanding options under the 2002 Plan was $8.47 per share. Any outstanding stock options granted under the 2002 Plan will remain outstanding, subject to the terms of our 2002 Plan and applicable award agreements, until such shares are issued under those awards (by exercise of stock options) or until the awards terminate or expire by their terms.

2012 Equity Incentive Plan

Our board of directors adopted our 2012 Equity Incentive Plan in August 2012. Our stockholders approved the 2012 Plan in July 2013.

The 2012 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, RSU awards, performance-based stock awards and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, and to non-employee directors and consultants. We may grant incentive stock options only to our employees. We may grant non-statutory stock options, RSUs and stock appreciation rights, as well as issue shares of restricted stock, to our employees, officers, directors and consultants.

The exercise price of each incentive stock option must be at least equal to the fair market value of our common stock on the date of grant. However, the exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2012 Plan is ten years. However, the maximum permitted term of options granted to 10% stockholders is five years.

RSUs are awards representing the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of a termination of employment or service or failure to achieve certain performance conditions.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price at grant up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

In the event we are a party to a merger or consolidation, the 2012 Plan provides that our board of directors, in its discretion, may take one or more of the following actions: (i) provide for the acceleration of any time period relating to the exercise or realization of an award, (ii) provide for the purchase of an award upon the participant’s request for an amount of cash or other property that could have been received upon the exercise or realization of an award immediately prior to the consummation of the merger or consolidation, had the award been currently exercisable or payable, (iii) adjust the terms of the award in a manner determined by the board of directors, (iv) cause the award to be assumed, or new rights substituted therefor, by another entity or (v) make such other provision as the board of directors may consider equitable and in our best interests.

The number of shares of our common stock reserved for issuance under the 2012 Plan increases automatically to include (i) any shares issued under the 2002 Plan after the effective date of the 2012 Plan pursuant to the exercise of stock options that are, after the effective date of the 2012 Plan, forfeited, (ii) any shares issued under the 2002 Plan that are repurchased by us at the original issue price and (iii) any shares that are subject to stock options or other awards under the 2002 Plan that are used to pay the exercise price of an option or to satisfy the tax withholding obligations related to any award. The maximum number of shares that may be issued pursuant to the exercise of stock options under the 2012 Plan is 30,000,000 shares.

As of June 30, 2016, we had reserved 13,646,545 shares of our common stock for issuance under our 2012 Plan. As of June 30, 2016, options to purchase 7,689,732 and restricted stock units to convert to 1,883,102 of these shares remained outstanding under the 2012 Plan. The stock options outstanding had a weighted average exercise price of $20.51 per share. As of June 30, 2016, 4,018,316 shares remained available for future grant.

Our 2012 Plan will be terminated upon the date immediately prior to the date of this prospectus. As a result, we will not grant any additional stock options under the 2012 Plan following that date, and the 2012 Plan will terminate at that time. However, any outstanding stock options, stock appreciation rights and RSUs granted under the 2012 Plan will remain outstanding, subject to the terms of our 2012 Plan and applicable award agreements, until such shares are issued under those awards (by exercise of stock options or settlement of RSUs or stock appreciation rights) or until the awards terminate or expire by their terms.

2016 Equity Incentive Plan

In            , 2016, our board of directors adopted and our stockholders approved our 2016 Equity Incentive Plan (2016 Plan). The 2016 Plan will become effective on the date of this prospectus and will serve as the successor to our 2012 Plan. We reserved              shares of our common stock to be issued under our 2016 Plan. The number of shares reserved for issuance under our 2016 Plan will increase automatically on the first day of January of each of 2017 through 2026 by the number of shares of common stock equal to            % of the total outstanding shares of our common stock as of the immediately preceding December 31 (rounded to the nearest whole share). However, our board of directors may reduce the amount of the increase in any particular year. In addition, the following shares of our common stock will be available for grant and issuance under our 2016 Plan:

•	shares subject to awards granted under our 2016 Plan that cease to be subject to the awards for any reason other than exercises of stock options or stock appreciation rights;

•	shares issued or subject to awards granted under our 2016 Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

•	shares reserved but not issued or subject to outstanding awards under our 2012 Plan on the date immediately prior to the date of this prospectus; and

•	shares subject to awards under our 2012 Plan that are used to pay the exercise price of a stock option or withheld to satisfy the tax withholding obligations related to any award.

Our 2016 Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, RSUs, performance awards and stock bonuses. No person will be eligible to receive more than            shares in any calendar year under our 2016 Plan other than a new employee, who will be eligible to receive no more than            shares under the plan in the calendar year in which the employee commences employment.

Our 2016 Plan will be administered by our compensation and organization development committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation and organization development committee. The compensation and organization development committee will have the authority to construe and interpret our 2016 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2016 Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors, directors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant.

We anticipate that in general, stock options will vest over a four-year period. Stock options may vest based on time or achievement of performance conditions. Our compensation and organization development committee may provide for stock options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of stock options granted under our 2016 Plan is ten years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price, if any, of a restricted stock award will be determined by the compensation and organization development committee. Unless otherwise determined by the compensation and organization development committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to or repurchased by us. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price at grant up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance awards cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement due to termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance, and therefore, may not be issued in exchange for cash.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2016 Plan, the maximum number of shares that can be granted in a calendar year and the number of shares and exercise price, if applicable, of all outstanding awards under our 2016 Plan.

Awards granted under our 2016 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation and organization development committee. Unless otherwise permitted by our compensation and organization development committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Stock options granted under our 2016 Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, for a period of 12 months in the case of death or for a period of six months in the case of disability, or such longer period as our compensation and organization development committee may provide. Stock options generally terminate immediately upon termination of employment for cause.

Our 2016 Plan provides that, in the event of a sale, lease or other disposition of all or substantially all of our assets or specified types of mergers or consolidations, or a corporate transaction, outstanding awards under our

2016 Plan may be assumed or replaced by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding under our 2016 Plan; outstanding awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash, cash equivalents or securities of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or outstanding awards may be terminated for no consideration. Our board of directors has the discretion to provide that a stock award under our 2016 Plan will immediately vest as to all or any portion of the shares subject to the stock award at the time of a corporate transaction or in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of the transaction. Stock awards held by participants under our 2016 Plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement. In the event of a corporate transaction, the vesting of all awards granted to non-employee directors shall accelerate and such awards shall become exercisable (as applicable) in full upon the consummation of the corporate transaction.

Our 2016 Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2016 Plan at any time. If our board of directors amends our 2016 Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

2016 Employee Stock Purchase Plan

On            , 2016, our board of directors adopted and our stockholders approved our 2016 Employee Stock Purchase Plan (ESPP). The ESPP will become effective on the date of this prospectus. The purpose of the ESPP is to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our ESPP is intended to qualify under Section 423 of the Code. We initially reserved             shares of our common stock for issuance under our ESPP. The number of shares reserved for issuance under our ESPP will increase automatically on the 1st day of January of each of the first nine years following the first offering date by the number of shares equal to     % of the total outstanding shares of our common stock as of the immediately preceding December 31 (rounded to the nearest whole share). However, our board of directors may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our ESPP will not exceed             shares of our common stock.

Our compensation and organization development committee will administer our ESPP. Our employees generally are eligible to participate in our ESPP if they are employed by us for at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our ESPP, are ineligible to participate. We may impose additional restrictions on eligibility. Under our ESPP, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions between            % and            % of their base compensation. We will also have the right to amend or terminate our ESPP at any time. Our ESPP will terminate on the tenth anniversary of the last day of the first purchase period, unless terminated earlier by our board of directors.

When an initial offering period commences, eligible employees, who participate in the offering period, will automatically be granted a non-transferable option to purchase shares in that offering period. For subsequent offering periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first offering period, each offering period will run for no more than            months, with purchases occurring every            months. The first offering period will begin upon the date of this prospectus and will end approximately years following the date of this prospectus. Except for the first purchase period, each

purchase period will be for            months. An employee’s participation automatically ends upon termination of employment for any reason.

No participant will have the right to purchase shares of our common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that have a fair market value of more than $            , determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than            shares of our common stock during any one purchase period or a lesser amount determined by our compensation and organization development committee. The purchase price for shares of our common stock purchased under our ESPP will be             % of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction, and our ESPP will then terminate on the closing of the proposed change in control.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age. Under our 401(k) plan, employees may elect to defer up to 60% of eligible compensation, subject to applicable annual Code limits. We do not match any contributions made by our employees, including executives, but have the discretion to do so. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

Limitation of Liability and Indemnification

Our restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which they derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have also entered into indemnification agreements with each of our directors and executive officers that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws or in these indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the underwriters of us and our officers, directors, and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements discussed above under “Executive Compensation,” the following is a description of those transactions since January 1, 2013, that we have participated in where the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or any member of the immediate family of or entities affiliated with any of the foregoing persons, had or will have a direct or indirect material interest.

Private Placements

Series G Convertible Preferred Stock Financing

Between June 2012 and January 2014, we sold an aggregate of 27,936,562 shares of Series G convertible preferred stock at a per share purchase price of $25.76 pursuant to a series of stock purchase agreements. Each share of our Series G convertible preferred stock will convert automatically into one share of our common stock immediately prior to completion of this offering.

The following table summarizes the Series G convertible preferred stock purchased by members of our board of directors or their affiliates and holders of more than 5% of our outstanding capital stock:

Name of Stockholder	Bloom Energy Director	Number of Series G Shares	Total Purchase Price ($)
Entities affiliated with New Enterprise Associates (1)	Scott Sandell	975,947	25,140,395
KPCB Holdings, Inc., as nominee (2)	L. John Doerr	390,804	10,067,111
Entities affiliated with Kuwait Investment Authority (3)	—	8,152,172	209,999,951
Entities affiliated with Alberta Investment Management Corporation (4)	Peter Teti	6,022,981	155,151,991
Entities affiliated with Advanced Equities Financial Corp. (5)	—	291,270	7,503,115

(1)	New Enterprise Associates 10, L.P. and NEA Ventures 2003, LP (collectively, the NEA Funds), together, hold more than 5% of our outstanding capital stock. Scott Sandell, a member of our board of directors, is the managing general partner of New Enterprise Associates, an affiliate of the NEA Funds.
(2)	KPCB Holdings, Inc., as nominee, holds more than 5% of our outstanding capital stock. The shares are held in the name of “KPCB Holdings, Inc., as nominee”. L. John Doerr, a member of our board of directors, is a manager of the managing members of certain funds affiliated with Kleiner Perkins Caulfield & Byers that hold shares of our outstanding capital stock (KPCB Funds) and, therefore, may be deemed to share voting and investment power over the shares held by the KPCB Funds. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares.
(3)	Includes 3,105,589 shares held by the Kuwait Investment Office and 5,046,583 shares held by the Kuwait Investment Authority, which together hold more than 5% of our outstanding capital stock.
(4)	Includes 2,162,249 shares held by 1536053 Alberta Ltd. and 3,860,732 shares held 1536057 Alberta Ltd. (the AIMco Series G Funds). The AIMco Series G Funds, along with other affiliates of Alberta Investment Management Corporation, together hold more than 5% of our outstanding capital stock. Peter Teti, a member of our board of directors, is the Senior Vice President of Private Equity and Relationship Investing of Alberta Investment Management Corporation.
(5)	Affiliates of Advanced Equities Financial Corp., under the management of Spruce Investment Advisors, LLC, whose shares of our Series G convertible preferred stock are aggregated for purposes of the table above include (i) Advanced Equities GreenTech Investments I, LLC, (ii) Advanced Equities GreenTech Investments III-2, LLC, (iii) AEI 2006 Venture Investments I, LLC, (iv) AEI 2006 Venture Investments II, LLC, (v) AEI 2010 CleanTech Ventures I, LLC, (vi) AEI 2010 CleanTech Ventures II, LLC, (vii) AEI Bloom Secondary II, LLC, (viii) AEI Bloom Secondary, LLC, (ix) AEI Bloom X, LLC, (x) AEI GreenTech Investments IV, LLC, (xi) AEI GreenTech Investments VII, LLC, (xii) AEI Project X, LLC and (xiii) AEI Trilogy Fund I, LLC (the AEI Series G Funds). The AEI Series G Funds, along with other affiliates of Advanced Equities Financial Corp., together hold more than 5% of our outstanding capital stock.

Debt and Convertible Promissory Note Financing

As of June 30, 2016, we had $77.2 million in debt and convertible notes from investors that are members of our board of directors or their affiliates or holders of more than 5% of our outstanding capital stock. In 2014, we obtained a $4.1 million term loan due September 2028 from Alberta Investment Management Corporation to fund the purchase and installation of Energy Servers related to PPA IIIa. The loan bears a fixed interest rate of 8%. Further, between December 2014 and June 2015, we issued and sold $193.2 million aggregate principal amount of 8% convertible promissory notes to certain investors at a purchase price of 100% of the aggregate principal amount thereon, including $10.0 million aggregate principal amount, issued in 2014, each to Alberta Investment Management Corporation, KPCB Holdings, Inc. and New Enterprise Associates. The 8% Notes have a maturity date of December 2017 and bear a fixed interest rate of 8.0%, compounded monthly, which are due at maturity or, at the election of the investor, the accrued interest would be due on each anniversary of the respective original issuance date of the notes. As of December 31, 2015, the outstanding principal and accrued interest on the 8% Notes was $208.6 million. The outstanding principal and accrued interest on each 8% Note will mandatorily convert into shares of our Series G convertible preferred stock at a conversion price per share of $25.76, and each such share of Series G convertible preferred stock will convert automatically into one share of our common stock, immediately prior to completion of this offering.

We repaid $0.2 million and $1.0 million of outstanding debt to Alberta Investment Management Corporation in 2014 and 2015, respectively. Furthermore, we paid $3.3 million, $3.4 million, and $1.6 million of interest to Alberta Investment Management Corporation in 2014, 2015, and the six months ended June 30, 2016, respectively. Our outstanding indebtedness to Alberta Investment Management Corporation as at December 31, 2015 and June 30, 2016 was $43.8 million and $43.2 million, respectively.

In addition, in September 2016 we issued $25.0 million aggregate principal amount of our 5% Notes to KPCB Holdings, Inc. and New Enterprise Associates pursuant to a note purchase agreement. For further information of our 5% Notes, see “Description of Capital Stock—5.0% Convertible Senior Secured Notes due 2020”.

Registration Rights Agreement

We have entered into an amended and restated registration rights agreement with certain holders of our preferred stock, including T.J. Rodgers, a member of our board of directors, as well as entities affiliated with KPCB Holdings, Inc., New Enterprise Associates, Kuwait Investment Authority, Alberta Investment Management Corporation and Advanced Equities Financial Corp. L. John Doerr, Scott Sandell and Peter Teti, members of our board of directors, are affiliated with KPCB Holdings, Inc., New Enterprise Associates and Alberta Investment Management Corporation, respectively. These stockholders are entitled to rights with respect to the registration of their shares following this offering. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our amended and restated bylaws also require us to advance expenses incurred by our directors and officers. See the section titled “Executive Compensation—Limitation of Liability and Indemnification” for additional information.

Consulting Arrangement

In January 2009, we entered into a consulting agreement with General Colin L. Powell (Retired), a member of our board of directors, pursuant to which General Powell performs certain strategic planning and advisory services for us. Pursuant to this consulting agreement, General Powell receives compensation of $200,000 per year and reimbursement for reasonable expenses.

Review, Approval, or Ratification of Transactions with Related Parties

Our related-person transactions policy adopted by our board of directors and the charter of our audit committee to be adopted by our board of directors and in effect immediately prior to the completion of this offering require that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee, unless the related person is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our nominating and governance committee.

Our related-person transactions policy will apply to transactions, arrangements or relationships in which we are a participant, in which the amount involved exceeds $120,000 and in which a related person has or will have a direct or indirect material interest. A related person is: (i) any of our directors, nominees for director or executive officers, (ii) any immediate family member of a director, nominee for director or executive officer, and (iii) any person, and his or her immediate family members, or entity that is known by us to be a beneficial owner of 5% or more of any of our outstanding equity securities at the time the transaction occurred or existed.

In the course of its review and approval of related party transactions, our audit committee will consider the relevant facts and circumstances to decide whether to approve such transactions. Our audit committee will approve only those related-person transactions that it determines, in light of known circumstances, are in, or not inconsistent with, our best interests and the best interests of our stockholders, as the audit committee determines in the good faith exercise of its discretion.

For the purposes of our related-person transactions policy, our audit committee has determined that, in the absence of facts or circumstances indicating special or unusual benefits to the related person, a related person does not have a direct or indirect material interest in the following categories of transactions, and therefore such following categories of transactions need not be approved by the audit committee under the related-person transactions policy:

•	our employment of any executive officer, if the compensation related to such executive officer’s employment is required to be reported in our proxy statement under Item 402 of the SEC’s compensation disclosure requirements, or if such executive officer is not an immediate family member of another of our executive officers or directors and our nomination and corporate governance committee approved such compensation;
•	any compensation paid to a director if the compensation is required to be reported in our proxy statement under Item 402 Regulation SK;
•	any transaction with another company at which a related person’s only relationship is as an employee (other than as an executive officer), director or beneficial owner of less than 10% of that company’s shares or as a limited partner holding interests of less than 10% in the limited partnership (or similar interests in an alternative form of entity), if the aggregate amount involved does not exceed the greater of $1,000,000, or 2% of that company’s (or other entity’s) total annual revenues, provided that if the related person is such only because of the ownership of more than 5% of our outstanding voting securities, then such person shall not be deemed to have an indirect material interest in the transaction if such person’s relationship with the other company is the ownership of less than a majority of such other company’s outstanding voting shares;
•	any transaction where the related person’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis (e.g. dividends);
•	any transaction with a related person where the rates or charges involved are determined by competitive bids;
•	any transaction involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or
•	any transaction involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

Prior to the adoption of our related-person transactions policy, we had no formal, written policy or procedure for the review and approval of related-person transactions. However, our practice has been to have all related-person transactions reviewed and approved by a majority of the disinterested members of our board of directors, including the transactions described above.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock as of June 30, 2016, and as adjusted to reflect the sale of the common stock by us and the selling stockholders in this offering assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each other selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, to our knowledge, based on the information furnished to us, the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2016 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 131,726,337 shares of common stock outstanding as of June 30, 2016. Percentage ownership of our common stock after this offering also assumes the sale by us and the selling stockholders of              shares of common stock in this offering. An asterisk (*) below denotes beneficial ownership of less than 1%.

Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Bloom Energy Corporation, 1299 Orleans Drive, Sunnyvale, California 94089.

Beneficial Owner	Beneficial Ownership Prior to This Offering		Number of Shares Being Offered	Beneficial Ownership After This Offering
	Shares	%		Shares	%
Named Executive Officers and Directors
KR Sridhar(1)	5,347,054	3.96%
Randy Furr(2)	177,777	*
Susan Brennan(3)	114,331	*
L. John Doerr(4)	20,901,782	15.87
Colin Powell(5)	175,000	*
T. J. Rodgers(6)	437,500	*
Scott Sandell(7)	11,544,810	8.76
Peter Teti(8)	9,949,940	7.51
Eddy Zervigon(9)	43,195	*
All current executive officers and directors as a group (16 persons)(10)	50,872,461	38.48
Other 5% Stockholders:
Entities affiliated with Alberta Investment Management Corporation(11)	9,949,940	7.51
Entities affiliated with Advanced Equities Financial Corp.(12)	8,735,697	6.63
KPCB Holdings, Inc. as nominee(13)	20,901,782	15.87
Entities affiliated with Kuwait Investment Authority(14)	13,534,958	10.27
Entities affiliated with New Enterprise Associates(15)	11,544,810	8.76
Other Selling Stockholders:

(*)	Less than one percent (1%).
(1)	Represents (i) 1,324,085 shares held by Mr. Sridhar; (ii) 49,704 shares held by KR Sridhar, as Trustee of the KR Sridhar 2008 Annuity Trust AS dated December 18, 2008, (iii) 49,704 shares held by KR Sridhar, as Trustee of the KR Sridhar 2008 Annuity Trust KS dated December 18, 2008, (iv) 83,445 shares held by KR Sridhar, as Trustee of the KR Sridhar 2010 Annuity Trust AS dated April 27, 2010, (v) 83,445 shares held by KR Sridhar, as Trustee of the KR Sridhar 2010 Annuity Trust KS dated April 27, 2010, (vi) 488,280 shares held by The KR Sridhar and Sudha Sarma 2012 Irrevocable Trust and (vii) 3,268,391 shares underlying stock options exercisable within 60 days of June 30, 2016 held by Mr. Sridhar.
(2)	Represents 177,777 shares underlying stock options exercisable within 60 days of June 30, 2016 held by Mr. Furr.
(3)	Represents 114,331 shares underlying stock options exercisable within 60 days of June 30, 2016 held by Ms. Brennan.
(4)	Consists of the shares of common stock referenced in footnote (13) below.
(5)	Represents (i) 42,303 shares held by Mr. Powell, (ii) 19,233 shares held by The CLP 3-Year GRAT u/a dtd 9/28/2012, Colin L. Powell, Trustee, (iii) 38,464 shares held by The CLP 6-Year GRAT u/a dtd 9/28/2012, Colin L. Powell, Trustee; and (iv) 75,000 shares underlying stock options exercisable within 60 days of June 30, 2016 held by Mr. Powell.
(6)	Represents (i) 300,000 shares held by Mr. Rodgers and (ii) 137,500 shares underlying stock options exercisable within 60 days of June 30, 2016 held by Mr. Rodgers.
(7)	Consists of the shares of common stock referenced in footnote (15) below.
(8)	Consists of the shares of common stock referenced in footnote (11) below.
(9)	Represents (i) 34,195 shares held by Mr. Zervigon and (ii) 9,000 shares held by Eddy Zervigon IRA Account.
(10)	Represents (i) 43,682,112 shares, (ii) 5,167,775 shares underlying stock options exercisable within 60 days of June 30, 2016, (iii) 702,823 shares underlying warrants exercisable within 60 days of June 30, 2016 and (iv) 1,319,751 shares issuable upon conversion of the outstanding principal and interest accrued as of June 30, 2016 on 8% Notes held by our executive officers and directors as a group.
(11)

Represents (i) 3,161,986 shares held by 1536053 Alberta Ltd., (ii) 5,645,779 shares held by 1536057 Alberta Ltd., (iii) 330,749 shares underlying warrants exercisable within 60 days of June 30, 2016 held by PE 12GVVC (US Direct) Ltd., (iv) 372,074 shares underlying warrants exercisable within 60 days of June 30, 2016 held by PE 12PXVC (US Direct) Ltd., (v) 206,759 shares issuable upon conversion of the outstanding principal and interest accrued as of June 30, 2016 on 8% Notes held by PE 12GVVC (US Direct) Ltd. and (vi) 232,593 shares issuable upon conversion of the outstanding principal and interest accrued as of June 30, 2016 on 8% Notes held by PE 12PXVC (US Direct) Ltd. (collectively, the AIMCo Funds). Peter Teti, one of our directors, is the Senior Vice President of Private Equity and Relationship Investing of Alberta Investment Management Corporation and, therefore, may be deemed to share voting and investment power over the shares held by the AIMCo Funds. The address of these entities is 1100-10830 Jasper Avenue, Edmonton, Alberta T5J 2B3, Canada.
(12)	Represents (i) 70,735 shares held by Advanced Equities Financial Corp., (ii) 1,652,305 shares held by Advanced Equities GreenTech Investments I, LLC, (iii) 1,274 shares held by Advanced Equities GreenTech Investments III, LLC, (iv) 139,651 shares held by Advanced Equities GreenTech Investments III-2, LLC, (v) 82,770 shares held by Advanced Equities GreenTech Investments IV, LLC, (vi) 247,240 shares held by AEI 2006 Venture Investments I, LLC, (vii) 715,860 shares held by AEI 2006 Venture Investments II, LLC, (viii) 82,729 shares held by AEI 2010 CleanTech Ventures I, LLC, (ix) 4,929 shares held by AEI 2010 CleanTech Ventures I-2, LLC, (x) 174,172 shares held by AEI 2010 CleanTech Ventures II, LLC, (xi) 446,948 shares held by AEI Bloom Secondary II, LLC, (xii) 64,212 shares held by AEI Bloom Secondary, LLC, (xiii) 112,879 shares held by AEI Bloom X, LLC, (xiv) 346,939 shares held by AEI GreenTech Investments III, LLC, (xv) 3,531,920 shares held by AEI GreenTech Investments IV, LLC, (xvi) 424,088 shares held by AEI GreenTech Investments V, LLC, (xvii) 194,079 shares held by AEI GreenTech Investments VII, LLC, (xviii) 346,773 shares held by AEI Project X, LLC, (xix) 95,661 shares held by AEI Trilogy Fund I, LLC and (xx) 533 shares underlying warrants exercisable within 60 days of June 30, 2016 held by Advanced Equities Financial Corp. The address of these entities is 311 S. Wacker Drive, Suite 1650, Chicago, IL 60606.
(13)	Consists of (i) 7,953,418 shares of common stock held by Kleiner Perkins Caufield & Byers IX-A, L.P., or KPCB IX-A, (ii) 245,539 shares of common stock held by Kleiner Perkins Caufield & Byers IX-B, L.P., or KPCB IX-B, (iii) 7,000,929 shares of common stock held by Kleiner Perkins Caufield & Byers X-A, L.P., or KPCB X-A, (iv) 197,455 shares of common stock held by Kleiner Perkins Caufield & Byers X-B, L.P., or KPCB X-B, (v) 5,064,242 shares of common stock held by individuals and entities associated with Kleiner Perkins Caufield & Byers, including 987,074 shares of common stock held directly by L. John Doerr, a director of the issuer and (vi) 440,199 shares issuable upon conversion of the outstanding principal and interest accrued as of June 30, 2016 on 8% Notes held by KPCB Holdings, Inc., as nominee. All shares are held for convenience in the name of KPCB Holdings, Inc., as nominee, for the accounts of such individuals and entities who each exercise their own voting and dispositive control over such shares. KPCB IX Associates, LLC, or KPCB IX Associates, is the general partner of KPCB IX-A and KPCB IX-B. KPCB X Associates, LLC, or KPCB X Associates, is the general partner of KPCB X-A and KPCB X-B. Brook H. Byers, L. John Doerr, Kevin Compton, Doug Mackenzie, Raymond J. Lane and Theodore E. Schlein, the managers of KPCB IX Associates, share voting and dispositive control over the shares held by KPCB IX-A and KPCB IX-B. Brook H. Byers, L. John Doerr, Kevin Compton, Doug Mackenzie, Raymond J. Lane and Theodore E. Schlein, the managers of KPCB X Associates, share voting and dispositive control over the shares held by KPCB X-A and KPCB X-B. Each manager of KPCB IX Associates and KPCB X Associates disclaims beneficial ownership of the shares held by KPCB IX-A, KPCB IX-B, KPCB X-A and KPCB X-B. The address for the funds affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, CA 94025.
(14)	Represents (i) 6,017,378 shares held by Kuwait Investment Authority, a Kuwaiti public authority established under Kuwaiti Law No. 47/1982 for the purpose of managing, in the name and for the account of the Government of the State of Kuwait, the investments of the State of Kuwait (KIA), (ii) 3,105,589 shares held by Kuwait Investment Office (being the London office) of the Kuwait Investment Authority of the Government of the State of Kuwait and (iii) 4,401,991 shares issuable upon conversion of the outstanding principal and interest accrued as of June 30, 2016 on 8% Notes held by KIA. The address for the registered office for Kuwait Investment Authority is Block No. 3, Ministries Complex, City of Kuwait, Kuwait (KIA).
(15)	Represents (i) 29,508 shares held by NEA Ventures 2003, LP, (ii) 11,075,103 shares held by New Enterprise Associates 10, LP and (iii) 440,199 shares issuable upon conversion of the outstanding principal and interest accrued as of June 30, 2016 on 8% Notes held by New Enterprise Associates 10, LP (collectively, the NEA Funds). The General Partner for NEA Ventures 2003, LP is J. Daniel Moore. The General Partner for New Enterprise Associates 10, LP is NEA Partners 10, LP. The individual general partners of NEA Partners 10, LP are M. James Barrett, Peter Barris, C. Richard Kramlich, Charles W. Newhall, III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor, III. Neither NEA Partners 10, LP nor any of its general partners has voting or dispositive power over the shares directly held by NEA Ventures 2003, LP, and each disclaims beneficial ownership of such shares except to the extent of their proportionate pecuniary interest therein, if any. Mr. Sandell, one of our directors, is the managing general partner of New Enterprise Associates and, therefore, may be deemed to share voting and investment power over the shares held by the NEA Funds. The address of these entities is 2855 Sand Hill Road, Menlo Park, CA 94025.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of             shares of common stock, $0.0001 par value per share, and             shares of undesignated preferred stock, $0.0001 par value per share. The following description summarizes the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Pursuant to the provisions of our certificate of incorporation all of the outstanding convertible preferred stock will automatically convert into common stock in connection with the completion of this offering. Assuming effectiveness of this conversion, the automatic conversion of our 8% Notes into common stock effective upon the completion of this offering and the exercise of warrants for an aggregate of 619,866 shares of our common stock on or prior to the completion of this offering, as of June 30, 2016, there were 131,726,337 shares of our common stock issued, held by approximately 660 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Accordingly, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation that will become effective in connection with the completion of this offering establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of June 30, 2016, we had outstanding options to purchase 13,939,932 shares of our common stock, with a weighted average exercise price of $15.14, granted pursuant to our 2002 Equity Incentive Plan and our 2012 Equity Incentive Plan.

Restricted Stock Units

As of June 30, 2016, we had outstanding restricted stock units that may be settled for 1,883,102 shares of our common stock, granted pursuant to our 2012 Equity Incentive Plan.

Warrants

As of June 30, 2016, we had outstanding the following warrants to purchase shares of our capital stock:

Type of Capital Stock	Total Number of Shares Subject to Warrants	Exercise Price Per Share	Expiration Dates
Common Stock	50,000	$25.76	06/27/2019
Series F convertible preferred stock	533	18.52	11/23/2016	(1)(3)
Series F convertible preferred stock	18,951	18.52	12/31/2020	(2)
Series F convertible preferred stock	702,823	18.52	07/01/2021	(2)
Series F convertible preferred stock	150,000	18.52	07/19/2023	(1)(3)
Series G convertible preferred stock	400,000	25.76	06/26/2019	(2)
Series G convertible preferred stock	11,646	25.76	09/27/2022	(2)
Series G convertible preferred stock	7,764	25.76	12/31/2022	(2)

(1)	Unless exercised earlier, all of these warrants automatically expire in accordance with their terms immediately prior to the completion of this offering.
(2)	Unless exercised earlier and after the completion of this offering, all of these warrants will become exercisable to purchase such number shares of our common stock into which such number of Series F convertible preferred stock or Series G convertible preferred stock, as applicable, subject to the purchase rights under the warrants would have been converted immediately prior to the completion of this offering as a result of the automatic conversion of our outstanding preferred stock. The exercise prices of these warrants may be paid either in cash or by surrendering the right to receive shares of our common stock having a value equal to the exercise price.
(3)	We expect these warrants will be exercised prior to the completion of this offering.

Securities Acquisition Agreement

In June 2014, we entered into a securities acquisition agreement as part of a dispute settlement with a securities placement agent pursuant to which a total of 200,000 shares of our common stock will be issued 180 days after the date of this prospectus.

Common Stock Award Agreement

In September 2015, we entered into a common stock award agreement with one of our customers pursuant to which up to a total of 400,000 shares of our common stock will be issued to such customer on the occurrence of certain installation milestones. The share issuances are recorded as a reduction of product revenue when the milestones are achieved and are recorded as additional paid-in capital when the shares are issued. As of December 31, 2015 and June 30, 2016, no shares of our common stock had been issued to such customer pursuant to this agreement.

5.0% Convertible Senior Secured PIK Notes due 2020

On December 15, 2015, we issued $160 million aggregate principal amount of our 5.0% Convertible Senior Secured PIK Notes due 2020 (5% Notes) pursuant to a note purchase agreement with certain accredited investors and qualified institutional buyers and pursuant to an indenture dated as of December 15, 2015. The 5% Notes are secured by our working capital, fixed assets, intellectual property and other assets, subject to limited exceptions. The 5% Notes bear a fixed interest rate of 5.0%, compounded monthly and payable in cash or in kind at our election, and are due on December 1, 2020. Under the terms of the indenture, we are required to comply with various restrictive covenants, including meeting reporting requirements, such as the preparation and delivery of audited consolidated financial statements, and restrictions on investments. In addition, we are required to maintain collateral which secures the 5% Notes in an amount equal to 200% of the principal amount of and accrued and unpaid interest on the outstanding 5% Notes. As of December 31, 2015 and June 30, 2016, the outstanding principal and accrued interest on the 5% Notes was $160.3 million and $189.9 million, respectively. During the six months ended June 30, 2016, we issued an additional $25.0 million principal amount of our 5% Notes pursuant to a note purchase agreement with a certain accredited investor. In addition, in September 2016 we issued an additional $75.0 million aggregate principal amount of these notes pursuant to a note purchase agreement with accredited investors.

Following the completion of this offering, the outstanding principal and accrued interest on the 5% Notes will be convertible at any time at the option of the holders thereof into shares of our common stock at an initial conversion price equal to the lower of $30.91 and 90% of the initial public offering price of our common stock sold in this offering, or $          per share based on the midpoint of the price range on the cover of this prospectus. The initial conversion price applicable to the 5% Notes following the completion of this offering may be adjusted from time to time on the occurrence of any stock split or combination of shares affecting our common stock, any dividends or distributions on shares of our common stock, issuances of rights, options or warrants, or payments by us with respect to tender or exchange offers for our common stock.

On or after the date that is two years following the consummation of this offering, if the closing price of our common stock is equal to or greater than 150% of the initial public offering price of our common stock sold in this offering for at least 20 trading days out of a period of 30 consecutive trading days, we may at our election redeem all or part of the 5% Notes at a redemption price payable in cash equal to 100% of the principal amount of the 5% Notes to be redeemed, plus accrued but unpaid interest. Upon any such election, any holder of the 5% Notes may elect to convert such holder’s 5% Notes into shares of our common stock at an adjusted ‘make whole’ conversion rate, as determined pursuant to the indenture. The adjusted “make whole” conversion rate will be equal to the conversion rate in effect at the time of such election, as adjusted based on (i) the average of the last reported sale prices of our common stock over the five trading day period ending on, and including, the trading day immediately preceding the date of notice of our election to redeem the notes, and (ii) make-whole provisions, as determined in good faith by Morgan Stanley & Co. LLC in a commercially reasonable manner, consistent in all material respects with make-whole provisions that are customary for indentures governing convertible notes issued in market registered offerings, and consistent with the following methodology and inputs: maturity, coupon, conversion premium (as calculated using the relationship between the IPO price and the adjusted conversion price), assuming LIBOR plus 600 bps credit spread, 1.75% 5-year swap rate, 40% volatility and 0.25% borrowing cost in the Kynex convertible bond model.

The value of the make-whole shares is intended to be equal to the loss of value to the holder’s convertible bond’s embedded option resulting from the reduced volatility and value, if any, of the underlying asset.

In addition, any holder of the 5% Notes may require us to repurchase for cash any or all of such holder’s 5% Notes at a repurchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, or alternatively may elect to convert any or all of such holder’s 5% Notes into shares of our common stock at an adjusted ‘make whole’ conversion rate, as determined pursuant to the indenture, upon the occurrence of any of the following events following the consummation of this offering:

(i)	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than us, our direct or indirect wholly-owned subsidiaries and the employee benefit plans thereof, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(ii)	the consummation of (a) any recapitalization, reclassification or change of our common stock as a result of which our common stock would be converted into, or exchanged for, stock or other securities, other property or assets, (b) any share exchange, consolidation, merger or similar transaction involving us pursuant to which our common stock will be converted into cash, securities or other property or assets; or (iii) any sale, conveyance, lease or other transfer or similar transaction in one transaction or a series of transactions of all or substantially all of our consolidated assets and our subsidiaries, taken as a whole, to any person other than one or more of our direct or indirect wholly-owned subsidiaries;

(iii)	our stockholders approve any plan or proposal for our liquidation or dissolution; or

(iv)	our common stock ceases to be listed or quoted on the .

In connection with a holder’s election to convert such holder’s 5% notes following one of the above events, the adjusted “make whole” conversion rate described above will apply.

In addition, in connection with the issuance of the 5% Notes, we agreed to issue to certain purchasers of the 5% Notes, upon the occurrence of certain conditions, warrants to purchase up to a maximum of 469,333 shares of our common stock at an exercise price of $0.01 per share (the Note Warrants). The Note Warrants will automatically be deemed exercised immediately prior to the completion of this offering.

Registration Rights

Following the completion of this offering, the holders of              shares of our common stock issuable upon conversion of our convertible preferred stock or their permitted transferees are entitled to rights with respect to the registration of these shares under the Securities Act. In addition, holders of our 5% Notes and holders of our warrants exercisable for Series F convertible preferred stock and Series G convertible preferred stock will also be entitled to rights with respect to registration of shares issuable upon the conversion of the 5% Notes or the exercise of such warrants, respectively, under the Securities Act. These rights are provided under the terms of our eighth amended and restated registration rights agreement, as amended, (the Rights Agreement) between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand, Form S-3 and piggyback registration rights. In any registration made pursuant to such Rights Agreement, all fees, costs, and expenses of underwritten registrations, including fees and disbursements of special counsel to the selling stockholders, will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate five years following the completion of this offering, or, with respect to any particular stockholder, at such time as we have completed this offering and such stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

Under the terms of our Rights Agreement, we will be required, upon the written request of holders of at least 33% of the shares that are entitled to registration rights under the Rights Agreement, to register, as soon as practicable, all or a portion of these shares for public resale, if the amount of registrable securities to be registered has an anticipated aggregate offering price of at least $10 million.

We are required to effect only two registrations pursuant to this provision of our Rights Agreement. We may postpone the filing of a registration statement no more than once in a 12-month period for up to 120 days and once for up to 90 days if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to effect a demand registration under certain additional circumstances specified in our Rights Agreement, including at any time earlier than 180 days after the effective date of this offering.

Form S-3 Registration Rights

The holders of shares of our common stock having registration rights or their permitted transferees are also entitled to short-form registration rights. Such holders can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $3.0 million. Such holders may require us to effect no more than three registration statements on Form S-3 within a 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for up to 120 days and once for up to 90 days if our board of directors determines that the filing would be seriously detrimental to us and our stockholders. We are not required to effect a registration statement on Form S-3 under certain additional circumstances specified in our Rights Agreement.

Piggyback Registration Rights

If we register any of our securities for public sale, holders of shares of our common stock having registration rights or their permitted transferees will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to a corporate reorganization, a shelf registration statement on Form S-3 for the primary issuance of securities by us pursuant to Rule 15 of the Securities Act or a registration related to stock issued upon conversion of debt securities. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine in good faith that marketing factors require limitation, in which case the number of shares to be registered will be apportioned, first, to us for our own account and, second, pro rata among these holders, according to the total amount of securities each holder is entitled to include. However, the number of shares to be registered by these holders cannot be reduced below 30% of the total shares covered by the registration statement.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws to be in effect upon the completion of this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws, each as will be in effect upon the completion of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•	Board of directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Classified board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board is classified into three classes of directors, each with staggered three year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Classified Board of Directors.”

•

Stockholder action; special meetings of stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Further, our amended and restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

•	Directors removed only for cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•	Amendment of charter provisions. Any amendment of the above expected provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•	Issuance of undesignated preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by a merger, tender offer, proxy contest or other means.

•	Choice of forum. Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Exchange Listing

We have applied to list our common stock on the                      under the symbol “BE.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock, and we make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

When this offering is complete, we will have an aggregate of                  shares of common stock outstanding, assuming (1) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 107,610,121 shares of common stock effective upon the closing of this offering, (2) the automatic conversion of all of our outstanding 8% Notes into shares of our Series G convertible preferred stock and the subsequent automatic conversion of such shares of Series G convertible preferred stock into an aggregate of 8,426,234 shares of common stock effective upon the closing of this offering, (3) the issuance and exercise of warrants to purchase 469,333 shares of our common stock at an exercise price of $0.01 per share to certain purchasers of our 5% Notes, as described in “Description of Capital Stock—5.0% Convertible Senior Secured PIK Notes due 2020”, which warrants will automatically be deemed exercised pursuant to their terms immediately prior to the completion of this offering, (4) the issuance of 200,000 shares of common stock 180 days from the date of this prospectus as part of a dispute settlement with a securities placement agent, as described in “Description of Capital Stock—Securities Acquisition Agreement”, (5) no exercise of outstanding warrants, except for an aggregate of 150,533 shares of common stock that we expect to issue upon the exercise of outstanding warrants exercisable for shares of our Series F convertible preferred stock, which warrants would otherwise expire immediately prior to the completion of this offering, (6) no exercise of outstanding options to purchase common stock, (7) no settlements of outstanding RSUs, (8) no issuance of the total of 400,000 shares of our common stock issuable to one of our customers upon the occurrence of certain installation milestones, and (9) the underwriters do not exercise their option to purchase additional shares from us.

Of the outstanding shares, all of the              shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ option to purchase additional shares from us, will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations described below. The remaining              shares of common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

•	no shares will be eligible for sale when this offering is complete;

•	shares will be eligible for sale upon the expiration of the lock-up agreements with the underwriters or market standoff provisions in agreements with us, as described below, beginning 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus, subject to extension in certain circumstances.

In addition, of the 13,939,932 shares of our common stock that were subject to stock options outstanding as of June 30, 2016, options to purchase 9,475,550 shares of common stock were vested as of June 30, 2016 and will be eligible for sale 180 days following the effective date of this offering, subject to extension as described in the section entitled “Underwriting.”

Lock-Up Agreements and Obligations

All of our directors, executive officers, and the holders of substantially all of our outstanding equity securities are subject to lock-up agreements with the underwriters or market standoff provisions in agreements with us that, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring, or otherwise disposing of any shares of our common stock, options, or warrants to acquire shares of our common stock, or any security or instrument related to this common stock, option, or warrant for a period of 180 days following the date of this prospectus, without the prior written consent of J.P. Morgan Securities LLC or us, as the case may be. We have agreed with the underwriters not to release any security holder from market standoff provisions in agreements with us without the consent of J.P. Morgan Securities LLC. See the section titled “Underwriting” for additional information.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Stock Options

We intend to file registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans, 2016 Employee Stock Purchase Plan and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as permitted under the Securities Act. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

Registration Rights

When this offering is complete, the holders of an aggregate of              shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. In addition, holders of our 5% Notes and holders of our warrants exercisable for Series F convertible preferred stock and Series G convertible preferred stock will also be entitled to rights with respect to registration of shares issuable upon the conversion of the 5% Notes or the exercise of such warrants, respectively, under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations of the ownership and disposition of our common stock sold pursuant to this offering to non-U.S. holders, as defined below, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities);

•	persons subject to the alternative minimum tax;

•	pension funds

•	real estate investment trusts;

•	regulated investment companies;

•	tax-qualified retirement plans;

•	tax-exempt organizations;

•	persons who acquired our common stock through exercise of compensatory stock options or otherwise as compensation for services;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock, except to the extent specifically set forth below;

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

If a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock, other than a partnership or entity classified as a partnership for U.S. federal income tax purposes, that is not:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

If you are a non-U.S. citizen who is an individual, you may, in many cases, be treated as a U.S. resident by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days you are present in the current year, one-third of the days you were present in the immediately preceding year, and one-sixth of the days you were present in the second preceding year are counted. If you are a U.S. resident, you will be subject to U.S. federal income tax in the same manner as U.S. citizens, and this discussion will not apply to you. You should consult your tax advisor if you are unsure whether you are a U.S. resident, and regarding the U.S. federal income tax considerations of the ownership or disposition of our common stock.

Distributions

We have not made any distributions on our common stock and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then, to the extent they exceed your basis, will be treated as gain from the sale of stock (see “—Gain on Disposition of Common Stock,” below).

Any dividend paid to you generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate of withholding tax, you must provide us with a valid and properly completed IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 (or successor of such forms), including a U.S. taxpayer identification number and certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends you receive that are effectively connected with your conduct of a U.S. trade or business, are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with a valid and properly completed IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 properly certifying such exemption. Although not subject to withholding tax, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment you maintain in the United States) generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business, and, if an income tax treaty applies, the gain is attributable to a permanent establishment you maintain in the United States;

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (USRPHC), for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than five percent of such common stock at any time during the applicable period described above. There can be no assurance that our common stock will be (or will continue to be) regularly traded on an established securities market.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the gain derived from the sale, net of certain deductions or credits, under regular graduated U.S. federal income tax rates. Corporate non-U.S. holders described in the first bullet above may also be subject to branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale even though you are not considered a resident of the United States. The gain so described may be offset by certain U.S. source capital losses. You should consult your tax advisor to determine whether you meet the conditions of this tax, and whether any applicable income tax or other treaties provide for different rules.

Backup Withholding and Information Reporting

The Internal Revenue Code and the U.S. Treasury regulations require those who make specified payments to report the payments to the Internal Revenue Service. Among the specified payments are dividends and proceeds from stock dispositions paid by brokers to their customers. The required information returns enable the Internal Revenue Service to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payers to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payer, by furnishing an incorrect identification number, or by failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules generally do not apply to payments to corporations.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its non-U.S. status or otherwise establishes an exemption (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied). The certification procedures to claim treaty benefits described under “Distributions,” above, will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the Internal Revenue Service any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the U.S. Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder or otherwise establishes an exemption (and the broker does not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied). The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Foreign Account Tax Compliance Act

Pursuant to the “Foreign Account Tax Compliance Act” (FATCA), a U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a sale or other disposition of our common stock paid to a “foreign financial institution,” as specially defined under these rules, unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution, which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners. Pursuant to FATCA, a U.S. federal withholding tax of 30% will also apply to dividends and the gross proceeds of a sale or other disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding all such direct and indirect U.S. owners. The withholding taxes described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. The 30% federal withholding tax described in this paragraph generally cannot be reduced under existing tax treaties with the United States, although under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. In addition, an intergovernmental agreement between the U.S. and an applicable foreign country may modify the requirements described in this paragraph.

Withholding under FATCA (i) generally applies to payments of dividends on our common stock and (ii) will apply to payments of gross proceeds from the sale or disposition of our common stock occurring on or after January 1, 2019.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Pacific Crest Securities, a division of KeyBanc Capital Markets Inc.
Cowen and Company, LLC
HSBC Securities (USA) Inc.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
Robert W. Baird & Co. Incorporated

Total

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $              per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to              additional shares of common stock from us and up to              shares from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $              per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by us		Paid by the selling stockholders
	Without option exercise	With full option exercise	Without option exercise	With full option exercise
Per Share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for expenses of $             relating to the clearance of this offering with the Financial Industry Regulatory Authority.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing stock-based compensation plans.

Our directors, executive officers and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions in the immediately preceding paragraph shall not apply to:

•	the sale of shares of our common stock pursuant to the underwriting agreement;

•	transfers of shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

•	transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock (i) as a bona fide gift, or gifts, or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of the locked-up party or to any trust for the direct or indirect benefit of the locked-up party or one or more immediate family members of the locked-up party, (iv) not involving a change in beneficial ownership, or (v) if the locked-up party is a trust, to any trustee or beneficiary of the locked-up party or the estate of any such trustee or beneficiary;

•	transfers or distributions of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock by a stockholder that is a corporation, partnership, limited liability company or other business entity (i) to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or managed by or is under common control with such stockholder or (ii) as part of a transfer or distribution to an equity holder of such stockholder or to the estate of any such equity holder;

•	the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act, provided that (i) such plan does not provide for the transfer of our common stock or any securities convertible into or exercisable or exchangeable for our common stock during the 180-day restricted period and (ii) no public announcement or filing is required of or voluntarily made by or on behalf of the locked-up party or us regarding the establishment of such plan;

•	(i) the receipt by the locked-up party from us of shares of our common stock upon (A) the exercise or settlement of options or restricted stock units granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus or (B) the exercise of warrants or conversion of convertible notes outstanding and which are described in this prospectus, or (ii) the transfer of shares of our common stock or any securities convertible into our common stock to us upon a vesting or settlement event of our securities or upon the exercise of options or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options or warrants (and any transfer to us necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of such vesting or exercise whether by means of a “net settlement” or otherwise) so long as such “cashless exercise” or “net exercise” is effected solely by the surrender of outstanding options or warrants (or our common stock issuable upon the exercise thereof) to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax and remittance obligations, provided that in the case of (i), the shares received upon exercise or settlement of the option, restricted stock unit, or warrant or conversion of convertible notes are subject to the restrictions above;

•	the transfer of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs pursuant to a qualified domestic order in connection with a divorce settlement or other court order;

•	the conversion of our outstanding preferred stock into shares of our common stock in connection with the closing of this offering, provided that such shares of common stock shall remain subject to the restrictions above;

•	any transfer of our common stock to us pursuant to arrangements under which we have (i) the option to repurchase such shares or securities at the lower of cost or fair market value in connection with the termination of employment or service of the locked-up party with us or (ii) a right of first refusal with respect to transfers of such shares or securities; or

•

the transfer of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all holders of our common stock involving the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to this offering), of our voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of our outstanding voting securities (or the surviving entity), after the completion of this offering, provided that in the event such transfer, tender offer, merger, consolidation or other similar transaction is not completed, such shares shall remain subject to the restrictions above;

provided that in the case of any transfer or distribution pursuant to the third, fourth or seventh bullet points above, each transferee, donee or distributee shall sign and deliver a lock-up agreement with the same restrictions as set forth above; and

provided, further, that in the case of any transfer or distribution pursuant to the second, third, fourth, sixth or ninth bullet points above, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day restricted period); and

provided, further, that in the case of any transfer pursuant to the seventh bullet point above, any filing under the Exchange Act shall state that such transfer is pursuant to a qualified domestic order or in connection with a divorce settlement and that such common stock or such security convertible into or exercisable or exchangeable for our common stock, as applicable, remains subject to the restrictions above. If the locked-up party is one of our officers or directors, the locked-up party further agrees that the foregoing provisions shall be equally applicable to any company-directed securities that such person may purchase in this offering.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing on              under the symbol “BE”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from us, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the             , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC acted as joint placement agents in connection with the private placement of $160.0 million aggregate principal amount of our 5% Notes. In June 2014, J.P. Morgan Securities LLC arranged $99 million principal amount of privately placed project financing for us, and in March 2013, J.P. Morgan Securities acted as lead placement agent of $144.8 million principal amount of our senior secured notes. Morgan Stanley & Co. LLC acted in an advisory role in our fundraising for PPA IV and PPA V. An affiliate of Credit Suisse Securities (USA) LLC invested $100.0 million in PPA I and $140.0 million in PPA II. We repurchased the interest of the affiliate of Credit Suisse Securities (USA) LLC in PPA I in January 2016 for $25.0 million principal amount of our 5% Notes. For more information, see “Description of Capital Stock—5.0% Convertible Senior Secured PIK Notes due 2020.” Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc. or their respective affiliates are holders of our convertible preferred stock. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated has a vendor finance program with us, which has financed more than $95.1 million of customer purchases as of June 30, 2016 and is committed to financing an additional $6.6 million in the future. An affiliate of Pacific Crest Securities has a vendor finance program with us, which has financed more than $101.5 million of customer purchases as of June 30, 2016 and is committed to financing an additional $180.2 million in the future. In addition, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC have ordinary course customer relationships with us in connection with installations of our products.

The underwriters and their affiliates may continue to provide from time to time commercial banking, financial advisory, investment banking and other services to us and our affiliates for which they may continue to receive customary fees and commissions.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (DIFC)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (DFSA). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Australia

This document:

•	does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 (Cth) (Corporations Act);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in New Zealand

This prospectus has not been registered with the office of the Registrar of Companies in New Zealand and is not a registered prospectus or investment statement for the purposes of New Zealand law.

The provision of this prospectus to any person in New Zealand does not constitute an offer of the shares of our common stock to that person or an invitation to that person to subscribe for the shares of our common stock other than (i) to any or all of the following persons only (A) to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, and/or (B) persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares of our common stock, and/or (C) any other person who in all the circumstances can properly be regarded as having been selected other than as members of the public; or (ii) to eligible persons only in accordance with section 5(2CB) of the Securities Act 1978 (New Zealand).

No investor shall subscribe for, offer, sell or deliver any shares of our common stock or distribute this prospectus or any advertisement relating to the shares of our common stock in breach of the Securities Act 1978 and, in particular, no investor shall offer for sale shares of our common stock to any member of the public in New Zealand in breach of the Securities Act 1978. By subscribing for the shares of our common stock, each investor: (a) warrants it is a person described in paragraph (i) or (ii) above and (b) undertakes to comply with the above selling restrictions.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

EXPERTS

The consolidated financial statements of Bloom Energy Corporation as of December 31, 2014 and 2015, and for each of the two years in the period ended December 31, 2015, included in this prospectus have been so included in the reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel to the underwriters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. A copy of the registration statement, including the exhibits and the consolidated financial statements and related notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at (800) SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.bloomenergy.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

BLOOM ENERGY CORPORATION

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Bloom Energy Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, convertible redeemable preferred stock and stockholders’ deficit, and cash flows present fairly, in all material respects, the financial position of Bloom Energy Corporation and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 23, 2016

Bloom Energy Corporation

Consolidated Balance Sheets

(dollars in thousands, except for share and per share data)

	December 31,		June 30,
	2014	2015	2016
			(unaudited)
Assets
Current assets
Cash and cash equivalents ($8,819, $8,976 and $13,193, respectively)	$107,028	$135,030	$125,042
Restricted cash ($90,131, $31,956 and $12,695, respectively)	98,272	43,733	16,843
Accounts receivable ($5,468, $6,382 and $6,504, respectively)	23,184	34,465	21,519
Inventories ($1,241, $93 and $0, respectively)	116,908	82,946	124,253
Deferred cost of revenue	74,992	72,629	54,720
Customer financing receivable ($8,531, $5,906 and $5,391, respectively)	8,531	5,906	5,391
Prepaid expenses and other current assets ($4,368, $7,497 and $8,286, respectively)	12,887	16,179	18,349

Total current assets	441,802	390,888	366,117

Property, plant and equipment, net ($156,597, $270,889 and $376,978, respectively)	256,327	354,540	457,497
Customer financing receivable, non-current ($124,397, $86,941 and $84,252, respectively)	124,396	86,941	84,252
Restricted cash ($35,651, $31,923 and $30,128, respectively)	52,682	47,574	45,228
Deferred cost of revenue, non-current	16,461	24,903	54,882
Other long-term assets ($5,559, $6,505 and $7,869, respectively)	35,240	39,655	40,724

Total assets	$926,908	$944,501	$1,048,700

Liabilities, Convertible Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable ($1,513, $1,229 and $1,161, respectively)	$34,831	$36,698	$71,818
Accrued warranty	32,208	26,843	21,290
Accrued other current liabilities ($6,999, $16,944 and $12,987, respectively)	32,757	51,976	60,358
Deferred revenue and customer deposits ($0, $313 and $655, respectively)	74,446	72,217	86,550
Current portion of debt ($13,674, $29,424 and $13,312, respectively)	54,606	33,926	24,805
Current portion of debt from related parties ($226, $200 and $0, respectively)	226	200	—

Total current liabilities	229,074	221,860	264,821

Preferred stock warrant liabilities	19,626	17,027	14,586
Derivative liabilities	—	64,675	74,230
Deferred revenue and customer deposits	61,438	80,275	131,891
Long-term portion of debt ($233,860, $263,678 and $332,401, respectively)	346,694	536,084	627,160
Long-term portion of debt from related parties ($37,184, $37,101 and $37,047, respectively)	67,352	69,772	77,163
Other long-term liabilities ($16,405, $32,331 and $42,976, respectively)	35,438	48,959	62,160

Total liabilities	759,622	1,038,652	1,252,011

Commitments and contingencies (Note 17)
Redeemable noncontrolling interest	63,601	62,419	61,357
Convertible redeemable preferred stock: 120,692,417 shares authorized at December 31, 2014 and 2015 and at June 30, 2016, respectively; and 107,325,783, 107,425,783 and 107,610,121 shares issued and outstanding at December 31, 2014 and 2015 and at June 30, 2016, respectively (Aggregate liquidation preference of $1,434,922, $1,437,498 and 1,441,755 at December 31, 2014 and 2015 and at June 30, 2016, respectively)	1,456,931	1,459,506	1,465,834

Stockholders’ deficit
Common stock: $0.0001 par value; and 161,000,000, 170,000,000 and 170,000,000 shares authorized at December 31, 2014 and 2015 and at June 30, 2016, respectively; and 14,337,067, 14,907,904 and 15,070,116 shares issued and outstanding at December 31, 2014 and 2015 and at June 30, 2016, respectively	1	1	1
Additional paid-in capital	80,902	102,449	90,975
Accumulated other comprehensive loss	(896)	(844)	(1,535)
Accumulated deficit	(1,447,387)	(1,788,390)	(1,899,660)

Total stockholders’ deficit	(1,367,380)	(1,686,784)	(1,810,219)
Noncontrolling interest	14,134	70,708	79,717

Total deficit	(1,289,645)	(1,553,657)	(1,669,145)

Total liabilities, convertible redeemable preferred stock and deficit	$926,908	$944,501	$1,048,700

Asset and liability amounts in parentheses represent the portion of the consolidated balance attributable to the variable interest entity.

The accompanying notes are an integral part of these consolidated financial statements.

Bloom Energy Corporation

Consolidated Statements of Operations

(in thousands, except for per share data)

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Revenue
Product	$160,892	$61,853	$63,786	$30,729
Installation	13,558	18,781	12,436	6,280
Service	26,437	36,944	17,509	21,572
Electricity	47,253	55,311	26,242	32,789

Total revenue	248,140	172,889	119,973	91,370
Cost of revenue
Product	213,264	163,143	88,612	47,973
Installation	18,536	24,588	16,481	7,040
Service	105,657	135,470	66,479	60,038
Electricity	24,305	31,372	14,489	15,454

Total cost of revenue	361,762	354,573	186,061	130,505

Gross profit (loss)	(113,622)	(181,684)	(66,088)	(39,135)

Operating expenses
Research and development	53,001	43,933	22,578	22,217
Sales and marketing	16,434	19,543	9,799	12,465
General and administrative	50,573	58,976	31,413	28,619

Total operating expenses	120,008	122,452	63,790	63,301

Loss from operations	(233,630)	(304,136)	(129,878)	(102,436)
Interest expense	(21,606)	(40,633)	(17,957)	(37,525)
Other expense, net	(4,350)	(2,891)	(2,390)	(297)
Gain (loss) on revaluation of warrant liabilities and embedded derivatives	(1,825)	2,686	2,657	1,453

Net loss before income taxes	(261,411)	(344,974)	(147,568)	(138,805)
Income tax provision	574	707	285	425

Net loss	(261,985)	(345,681)	(147,853)	(139,230)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(44,369)	(4,678)	(2,422)	(27,960)

Net loss attributable to common stockholders	$(217,616)	$(341,003)	$(145,431)	$(111,270)

Net loss per share attributable to common stockholders:
Basic	$(15.45)	$(23.34)	$(10.06)	$(7.42)

Diluted	$(15.45)	$(23.34)	$(10.06)	$(7.42)

Weighted average shares used to compute net loss per share attributable to common stockholders:
Basic	14,088	14,611	14,461	15,000

Diluted	14,088	14,611	14,461	15,000

Pro forma net loss per share attributable to common stockholders basic and diluted (unaudited)		$(2.61)		$(0.85)

Pro forma weighted average shares used to compute pro forma net loss per share attributable to common stockholders basic and diluted (unaudited)		130,554		131,368

The accompanying notes are an integral part of these consolidated financial statements.

Bloom Energy Corporation

Consolidated Statements of Comprehensive Loss

(in thousands)

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Net loss attributable to common stockholders	$(217,616)	$(341,003)	$(145,431)	$(111,270)

Other comprehensive loss
Change in effective portion of interest rate swap	(150)	(3,981)	—	(8,980)

Other comprehensive loss	(150)	(3,981)	—	(8,980)

Comprehensive loss	(217,766)	(344,984)	(145,431)	(120,250)

Comprehensive loss attributable to noncontrolling interests and redeemable noncontrolling interests	—	4,033	—	8,284

Comprehensive loss attributable to common stockholders	$(217,766)	$(340,951)	$(145,431)	$(111,966)

The accompanying notes are an integral part of these consolidated financial statements.

Bloom Energy Corporation

Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ Deficit

(dollars in thousands, except for share and per share data)

	Convertible Redeemable Preferred Stock		Redeemable Noncontrolling Interest	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Noncontrolling Interest	Total Deficit

	Shares	Amount		Shares	Amount
Balances at December 31, 2013	107,206,374	$1,453,867	$171,835	13,655,216	$1	$60,595	$(746)	$(1,229,771)	$—	$(998,086)

Contributions from noncontrolling interests	—	—	12,094	—	—	—	—	—	15,297	27,391
Issuance of shares of Series G convertible preferred stock	119,409	3,064	—	—	—	—	—	—	—	—
Issuance of warrants for common stock	—	—	—	—	—	405	—	—	—	405
Exercise of stock options	—	—	—	681,851	—	1,655	—	—	—	1,655
Stock-based compensation expense	—	—	—	—	—	18,247	—	—	—	18,247
Change in effective portion of interest rate swap agreement	—	—	—	—	—	—	(150)	—	—	(150)
Distributions to noncontrolling interests	—	—	(77,122)	—	—	—	—	—	—	(77,122)
Net loss	—	—	(43,206)	—	—	—	—	(217,616)	(1,163)	(261,985)

Balances at December 31, 2014	107,325,783	$1,456,931	$63,601	14,337,067	$1	$80,902	$(896)	$(1,447,387)	$14,134	$(1,289,645)

Contributions from noncontrolling interests	—	—	3,802	—	—	—	—	—	73,316	77,118
Issuance of shares of Series G convertible preferred stock	100,000	2,575	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	569,837	—	627	—	—	—	627
Issuance of restricted stock awards	—	—	—	1,000	—	21	—	—	—	21
Stock-based compensation expense	—	—	—	—	—	20,899	—	—	—	20,899
Change in effective portion of interest rate swap agreement	—	—	—	—	—	—	52	—	(4,033)	(3,981)
Distributions to noncontrolling interests	—	—	(8,013)	—	—	—	—	—	(5,002)	(13,015)
Net loss	—	—	3,029	—	—	—	—	(341,003)	(7,707)	(345,681)

Balances at December 31, 2015	107,425,783	$1,459,506	$62,419	14,907,904	$1	$102,449	$(844)	$(1,788,390)	$70,708	$(1,553,657)

Contributions from noncontrolling interests	—	—	—	—	—	—	—	—	66,547	66,547
Exercise of Series F preferred warrants for preferred stock	67,879	3,328	—	—	—	—	—	—	—	—
Issuance of shares of Series G convertible preferred stock	116,459	3,000	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	161,212	—	1,181	—	—	—	1,181
Issuance of restricted stock awards	—	—	—	1,000	—	21	—	—	—	21
Stock-based compensation expense	—	—	—	—	—	12,324	—	—	—	12,324
Excess fair value of consideration paid over the noncontrolling interest reduction	—	—	—	—	—	(25,000)	—	—	—	(25,000)
Change in effective portion of interest rate swap agreement	—	—	(5)	—	—	—	(691)	—	(8,284)	(8,980)
Distributions to noncontrolling interests	—	—	(568)	—	—	—	—	—	(21,783)	(22,351)
Net loss	—	—	(489)	—	—	—	—	(111,270)	(27,471)	(139,230)

Balances at June 30, 2016, (unaudited)	107,610,121	$1,465,834	$61,357	15,070,116	$1	$90,975	$(1,535)	$(1,899,660)	$79,717	$(1,669,145)

The accompanying notes are an integral part of these consolidated financial statements.

Bloom Energy Corporation

Consolidated Statements of Cash Flows

(dollars in thousands, except for share and per share data)

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Cash flows from operating activities:
Net loss attributable to common stockholders	$(217,616)	$(341,003)	$(145,431)	$(111,271)
Adjustments to reconcile net loss to net cash used in operating activities:
Loss attributable to noncontrolling and redeemable noncontrolling interests	(44,369)	(4,678)	(2,422)	(27,960)
Depreciation and amortization	30,114	35,639	17,038	20,081
Loss on disposal of property, plant and equipment	2,519	297	9	8
Impairment of assets	—	3,022	—	—
PPA I decommissioning	—	41,732	—	(2)
Revaluation of derivative contracts	1,103	4,910	1,987	(4,135)
Stock-based compensation	18,247	20,899	9,787	12,356
Loss on long-term REC purchase contract	878	3,029	100	—
Revaluation of preferred stock warrants	1,825	(2,599)	(2,658)	888
Accretion of interest expense from preferred stock warrants	1,072	1,221	607	544
Amortization of debt issuance cost	737	1,999	600	1,360
Amortization of debt discount	—	—	—	12,314
Changes in operating assets and liabilities:
Accounts receivable	7,761	(11,281)	7,606	12,946
Inventories	(10,938)	33,963	12,358	(41,307)
Deferred cost of revenue	(67,616)	(6,079)	40,098	(12,069)
Customer financing receivable and others	(44,327)	(119,060)	(67,063)	(114,280)
Prepaid expenses and other current assets	(573)	(4,674)	(1,564)	(2,238)
Other long-term assets	(6,861)	(5,375)	(5,211)	(1,068)
Accounts payable	8,787	1,868	16,774	35,120
Accrued warranty	(16,376)	(5,365)	(13,410)	(5,553)
Accrued other current liabilities	(7,687)	7,772	13,649	(2,526)
Deferred revenue and customer deposits	60,996	16,608	(19,251)	65,949
Other long-term liabilities	1,215	17,464	6,744	19,990

Net cash used in operating activities	(281,109)	(309,691)	(129,653)	(140,853)

Cash flows from investing activities:
Purchase of property, plant and equipment	(14,392)	(6,256)	(4,678)	(4,995)
Change in restricted cash	(81,015)	55,750	1,065	22,071

Net cash provided by (used in) investing activities	(95,407)	49,494	(3,613)	17,076

Cash flows from financing activities:
Borrowings from issuance of debt and derivatives	218,985	285,834	77,173	73,489
Borrowings from issuance of debt to related parties	34,112	—	—	—
Repayment of debt	(28,625)	(56,929)	(16,690)	(23,873)
Repayment of debt to related parties	(165)	(998)	(637)	(639)
Debt issuance costs	(2,132)	(10,309)	(4,039)	(218)
Change in restricted cash related to debt financing	(12,519)	3,896	2,417	7,164
Proceeds from noncontrolling and redeemable noncontrolling interests	27,391	77,118	54,643	66,548
Distributions to noncontrolling and redeemable noncontrolling interests	(76,604)	(11,040)	(518)	(12,863)
Proceeds from issuance of common stock	1,655	627	437	1,181
Receipts of U.S. Treasury grants	54,595	—	—	—
Proceeds from issuance of convertible preferred stock and preferred stock warrants, net	488	—	—	3,000
Issuance of loan	(5,000)	—	—	—

Net cash provided by financing activities	212,181	288,199	112,786	113,789

Net increase (decrease) in cash and cash equivalents	(164,335)	28,002	(20,480)	(9,988)
Cash and cash equivalents:
Beginning of period	271,363	107,028	107,028	135,030

End of period	$107,028	$135,030	86,548	$125,042

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$21,048	$24,980	10,399	8,872
Cash paid during the period for taxes	726	804	338	269
Transfer of inventory to Energy Servers	52,302	121,662	71,661	123,021
Non-cash investing and financing activities:
Liabilities recorded for property, plant and equipment	104	80	11	920
Issuance of convertible preferred stock to settle liability	2,575	2,575	—	—
Exercise of warrants	—	—	—	3,328
Issuance of preferred stock warrant to settle liability	11,903	—	—	—
Accrued distributions to tax equity investors	518	2,494	562	9,489
Accrued interest for notes	792	15,013	7,138	8,921
Issuance of 5% convertible promissory notes and accrued interest	—	—	—	29,151

The accompanying notes are an integral part of these consolidated financial statements.

Bloom Energy Corporation

Notes to Consolidated Financial Statements

1.	Nature of Business and Management’s Plans Regarding the Financing of Future Development Efforts

Nature of Business

Bloom Energy Corporation (together with its subsidiaries, the Company or Bloom Energy) designs, manufactures and sells solid-oxide fuel cell systems, or Energy Servers, for on-site power generation. The Company’s power generators or Energy Servers utilize an innovative fuel cell technology. The Energy Servers provide efficient energy generation with reduced operating costs and lower greenhouse gas emissions. By generating power where it is consumed, the systems offer increased electrical reliability and improved energy security while providing a path to energy independence. The Company was originally incorporated in Delaware under the name of Ion America Corporation on January 18, 2001 and was renamed on September 16, 2006 to Bloom Energy Corporation. To date, substantially all of the Company’s revenue has been derived from customers based in the United States. However, the Company intends to increase its sales efforts outside of the United States, with initial customer installations in India and Japan.

As of June 30, 2016, the Company has completed several rounds of private financing with gross proceeds totaling approximately $1.5 billion. The Company has incurred operating losses and negative cash flows from operations since its inception. The Company’s ability to achieve its long-term business objectives is dependent upon, among other things, raising additional capital, dependence on the acceptance of its products and attaining future profitability. Management believes that the Company will be successful in raising additional financing from its stockholders or from other sources, expanding operations and gaining market share. However, there can be no assurance that in the event the Company requires additional financing, such financing will be available on terms which are favorable or at all.

2.	Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) and reflect the accounts and operations of the Company and those of its subsidiaries in which the Company has a controlling financial interest. The Company uses a qualitative approach in assessing the consolidation requirement for its variable interest entities, which the Company refers to as power purchase agreements (PPAs). This approach focuses on determining whether the Company has the power to direct the activities of the PPAs that most significantly affect the PPAs’ economic performance and whether the Company has the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the PPAs. For all periods presented, the Company has determined that it is the primary beneficiary in all of its operational PPAs. For additional information, see Note 13, Power Purchase Agreement Programs. The Company evaluates its relationships with the PPAs on an ongoing basis to ensure that it continues to be the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation. Certain prior period balances have been reclassified to conform to the current period presentation.

Unaudited Interim Consolidated Financial Statements

The accompanying interim consolidated balance sheet as of June 30, 2016, the interim consolidated statements of operations, the interim consolidated statements of comprehensive loss, and the interim consolidated statements of cash flows for the six months ended June 30, 2015 and 2016, and the interim consolidated statements of convertible redeemable preferred stock and stockholders’ deficit for the six months ended June 30, 2016 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements, and in management’s opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the

Company’s financial position as of June 30, 2016 and its results of operations and cash flows for the six months ended June 30, 2015 and 2016. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the three-month periods are also unaudited. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

Components of Revenue and Cost of Revenue

Revenue

The Company primarily recognizes revenue from the sale and installation of Energy Servers and by providing services under extended operations and maintenance services contracts. These operations and maintenance services contracts are what the Company refers to as maintenance service agreements.

The Company’s total revenue is comprised of the following:

Product Revenue

All of the Company’s product revenue is generated from the sale of our Energy Servers to direct purchase and lease customers. The Company generally begins to recognize product revenue from contracts with customers for the sales of its Energy Servers once the Company achieves acceptance; that is, generally when the system has been installed and running at full power for 24 hours.

All of the Company’s product arrangements contain multiple elements representing a combination of revenue from Energy Servers, installation and maintenance services. Upon acceptance, the Company allocates fair value to each of these elements, and the Company limits the amount of revenue recognized for delivered elements up to an amount that is not contingent upon future delivery of additional products or services or meeting any specified performance conditions. The sale of the Company’s Energy Servers also includes a one-year warranty, which is recorded as a component of cost of product revenue.

Installation Revenue

All of the Company’s installation revenue is generated from the sale and installation of our Energy Servers to direct purchase and lease customers. The Company generally begins to recognize installation revenue from contracts with customers for the sales of its Energy Servers once the Company achieves acceptance; that is, generally when the system has been installed and running at full power for 24 hours.

Service Revenue

Service revenue is generated from operations and maintenance services agreements that extend the standard warranty service coverage beyond the initial first year’s warranty for Energy Servers sold under direct purchase and lease sales. Customers can renew these agreements on an annual basis. Revenue is recognized from such operations and maintenance services ratably over the term of the renewed one-year service period. The Company anticipates that almost all of its customers will continue to renew their maintenance services agreement each year.

Electricity Revenue

The Company’s PPA entities purchase Energy Servers from the Company and sell the electricity produced by these systems to customers through long-term PPA agreements. Customers are required to purchase all of the electricity produced by the Energy Servers at agreed-upon rates over the course of the PPA agreements’ contractual term. The Company recognizes revenue from such PPA entities as the electricity is provided over the term of the agreement.

Cost of Product Revenue

Cost of product revenue consists of costs of Energy Servers that the Company sells to direct and lease customers, including costs paid to the Company’s materials suppliers, personnel costs, certain allocated costs, shipping costs, provisions for excess and obsolete inventory, and the depreciation costs of the Company’s equipment. Because the sale of the Company’s Energy Servers includes a one-year service warranty, cost of product revenue also includes first year warranty costs. The Company provides certain warranties and performance guarantees regarding the Energy Servers’ efficiency and output during the first year warranty period.

Cost of Installation Revenue

Cost of installation revenue consists of the costs to install the Energy Servers that the Company sells to direct and lease customers, including costs paid to the Company’s materials and service providers, personnel costs, and allocated costs.

Cost of Service Revenue

Cost of service revenue consists of costs incurred under maintenance service contracts for all customers including direct sales, lease and PPA customers, including personnel costs for the Company’s customer support organization, certain allocated costs, and extended maintenance-related product repair and replacement costs. After the initial included warranty period expires, customers have the opportunity to renew warranty services under maintenance agreements for additional annual periods.

Cost of Electricity Revenue

Cost of electricity revenue primarily consists of the depreciation of the cost of the Energy Servers owned by the Company’s PPA entities and the cost of gas purchased in connection with PPAs entered into by the Company’s first PPA entity. The cost of electricity revenue is generally recognized over the term of the customer’s PPA. The cost of depreciation of the Energy Servers is reduced by the amortization of any U.S. Treasury Department grant payment in lieu of the energy investment tax credit associated with these systems.

Management Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant estimates include assumptions used to compute the best estimate of selling-prices (BESP), fair value of lease and non-lease components, such as estimated output, efficiency and residual value of the Energy Servers, estimates for inventory write-downs, estimates for future cash flows and economic useful lives of property, plant and equipment, other long-term assets, valuation of certain accrued liabilities, such as derivative valuations, accrued warranty and extended maintenance and estimates for recapture of U.S. Treasury grants, income taxes and deferred tax asset valuation allowances, warrant liabilities, stock-based compensation costs, and allocation of profit and losses to the noncontrolling interests. Actual results could differ materially from these estimates under different assumptions and conditions.

Foreign Currency Transactions

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar since they are considered financially and operationally integrated. Foreign currency monetary assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates. Nonmonetary assets and liabilities such as property, plant and equipment, and equity are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the previously noted balance sheet amounts, which are remeasured at historical exchange rates. Transaction gains and losses are included as a component of other expense, net in the Company’s consolidated statements of operations and have not been significant for all periods presented.

Cash, Cash Equivalents, and Restricted Cash

The Company considers highly liquid investments with maturities of 90 days or less at the date of purchase as cash equivalents.

Restricted cash is held as collateral to provide financial assurance that the Company will fulfill commitments related to its power purchase agreement financings, debt service reserves, maintenance service reserves and facility lease agreements. Restricted cash that is expected to be used within one year of the balance sheet date is classified as a current asset and that which is expected to be used more than a year from the balance sheet date is classified as a non-current asset. Changes in restricted cash for PPA companies which are related to debt service reserves are presented under financing activities on the statements of cash flows and changes in restricted cash related to other restrictions are presented under investing activities.

As of December 31, 2014 and 2015 and June 30, 2016, the Company had restricted cash of $151.0 million, $91.3 million and $62.1 million, respectively.

Derivative Financial Instruments

The Company enters into derivative forward contracts to manage its exposure relating to the fluctuating price of fuel under certain of its power purchase agreements entered in connection with the Bloom Electrons program (refer to Note 13, Power Purchase Agreement Programs, for more information). In addition, the Company enters into fixed forward swap arrangements to convert variable interest rates on debt to a fixed rate. The Company also issued derivative financial instruments embedded in its 5% Notes to provide additional incentive to investors. The Company used these derivative financial instruments in order to obtain a lower cost cash-source of funds.

Derivative transactions are governed by procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in the spot price in the commodity market and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes.

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value on the consolidated balance sheets. Changes in the fair value of the derivatives that qualify and are designated as cash flow hedges are recorded in other comprehensive loss on the consolidated balance sheets and for those that do not qualify for hedge accounting or are not designated as hedges are recorded through earnings in the consolidated statements of operations.

While the Company hedges certain of its natural gas requirements under its power purchase agreements, it has not designated these forward contracts as hedges for accounting purposes. Therefore, the Company records the change in the fair value of its forward contracts in cost of revenue on the consolidated statements of operations. The fair value of the forward contracts is recorded on the consolidated balance sheets as a component of accrued other current liabilities and other long-term liabilities.

The Company’s interest rate swap arrangements qualify as cash flow hedges for accounting purposes as they effectively convert variable rate obligations into fixed rate obligations. The Company evaluates and calculates the effectiveness of the hedge at each reporting date using a FinCad model. The effective change is recorded in accumulated other comprehensive loss and will be recognized as interest expense on settlement. Ineffectiveness is recorded in other expense, net. If a cash flow hedge is discontinued due to changes in the forecasted hedged transactions, hedge accounting is discontinued prospectively and unrealized gain or loss on the related derivative is recorded in accumulated other comprehensive loss and reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. The fair value of the swap arrangement is recorded on the consolidated balance sheets as a component of accrued other current liabilities and other long-term liabilities.

The Company issued convertible notes with conversion features in December 2015 and January 2016. These embedded derivatives were evaluated under ASC topic 815-40 and were bifurcated from the debt and are classified as liabilities on the consolidated balance sheets. The Company records these derivative liabilities at fair value and adjusts the carrying value to their estimated fair value at each reporting date with the increases or decreases in the fair value recorded as a gain (loss) on revaluation of warrant liabilities and embedded derivatives in the consolidated statements of operations.

Fair Value Measurement

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” (ASC 820), defines fair value, establishes a framework for measuring fair value under U.S. GAAP and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1	Quoted prices in active markets for identical assets or liabilities. Financial assets utilizing Level 1 inputs typically include money market securities and U.S. Treasury securities.

Level 2	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Financial instruments utilizing Level 2 inputs include interest rate swaps.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial liabilities utilizing Level 3 inputs include natural gas fixed price forward contract derivatives and warrants issued to purchase the Company’s preferred stock. Derivative liability valuations are performed based on a binomial lattice model and adjusted for illiquidity and/or nontransferability, and such adjustments are generally based on available market evidence.

Incentives and Grants

Self-Generation Incentive Program (SGIP)

The Company’s PPA entities receive payments under the SGIP which is a program specific to the State of California that provides financial incentives for the installation of new, qualifying self-generation equipment that the Company owns. The SGIP funds are recorded as other current assets until received. For sales-type leases, the benefit of the SGIP funds are recorded as deferred revenue and is recognized as revenue when the Energy Server is accepted. For operating leases, the benefit of the SGIP funds are recorded as deferred revenue and is amortized on a straight-line basis over the PPA contract period. The SGIP program issues 50% of the fully anticipated amount in the first year the equipment is placed into service. The remaining incentive is then paid based on the size of the equipment (i.e., nameplate kilowatt capacity) over the subsequent five years. The SGIP program will expire on January 1, 2021.

The Company received $1.3 million, $2.4 million, $0.4 million and $0.4 million of SGIP funds for the years ended December 31, 2014 and 2015 the six months ended June 30, 2015 and 2016, respectively. The SGIP program has operational criteria primarily related to fuel mixture and minimum output for the first five years after the qualified equipment is placed in service. If the operational criteria are not fulfilled, it could result in a partial refund of funds received. There were no reductions or refunds of SGIP funds during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016 and no accrual has been made for a refund of any incentives.

For certain PPA entities, the Company makes SGIP reservations on behalf of the PPA entity. The PPA entity receives the SGIP funds directly from the program and, therefore, bears the risk of loss if these funds are not paid.

U.S. Treasury Grants

The Company is eligible for U.S. Treasury grants on eligible property as defined under Section 1603 of the American Recovery and Reinvestment Act of 2009. However, to be eligible for the U.S. Treasury grants, a fuel cell system must have commenced construction in 2011 either physically or through the occurrence of sufficient project costs. For fuel cell systems under PPA arrangements, U.S. Treasury grants are considered a component of minimum lease payments. For fuel cell systems deployed under tariff legislation, the Company recorded the fuel cell systems net of the U.S. Treasury grants. U.S. Treasury grant receivables are classified as other current assets in the Company’s consolidated balance sheets. For operating leases, the benefit of the U.S. Treasury grant is recorded as deferred revenue and is amortized on a straight-line basis over the PPA contract period. The Company placed in service the last property eligible for U.S. Treasury grants in November of 2013 and collected all of its outstanding remaining Treasury cash grants during 2014. In 2014, the Company received $54.6 million of U.S. Treasury grants and none was received in 2015 and the six months ended June 30, 2016.

The U.S. Treasury grant program has operational criteria for the first five years after the qualified equipment is placed in service. The criteria includes cash grant recapture provisions if the applicant disposes of the property to a disqualified person or the property ceases to qualify as a specified energy. If the operational criteria are not fulfilled, it could result in a partial refund of incentives received. Due to the restructuring of the Company’s first PPA entity, as discussed in Note 13, Power Purchase Agreement Programs, the Company accrued $10.0 million in estimated recapture refunds in 2015 that are expected to be paid during 2016, of which $3.5 million was paid during the six months ended June 30, 2016.

Investment Tax Credits (ITC)

The Company’s fuel cell systems are eligible for federal investment tax credits, or ITCs, that accrue to eligible property under Internal Revenue Code Section 48 for its Energy Servers. Under PPA arrangements, ITCs are primarily passed through to tax equity investors. Approximately 1% to 10% of the incentives are received by the Company, with the balance distributed to the remaining investors of the PPA entity. These incentives are accounted for under the flow-through method.

The ITC program has operational criteria for the first five years after the qualified equipment is placed in service. If the qualified energy property is disposed of, or otherwise ceases to be investment credit property before the close of the five year recapture period is fulfilled, it could result in a partial reduction of the incentives. No ITC recapture has occurred during the years ended December 31, 2014 and 2015, and the six months ended June 30, 2016.

Renewable Energy Credits (RECs)

RECs, which are tradeable energy credits that represent 1 megawatt hour of electricity generated from an eligible renewable energy resource generated in the U.S, are primarily ‘held for use’ and are presented as part of other current assets in the consolidated balance sheets until the RECs are sold and accounted for as revenue. The Company accounts for such RECs as output from the facility where they originate. The Company values these RECs at the lower of cost or market at the end of each reporting period.

To the extent the PPA entities do not produce enough RECs to satisfy the requirements under certain of the Company’s PPA entities’ power purchase agreements, the Company may also acquire RECs under stand-alone purchase agreements with third parties to satisfy these REC obligations. Under power purchase agreements with certain customers, the Company’s PPA entities are required to deliver a specified quantity of biogas RECs or WECC (Western Electricity Coordinating Council) RECs. In order to meet these obligations, the Company’s PPA entities may enter into REC purchase agreements with third parties to purchase a fixed quantity of the relevant RECs at a fixed price and on a fixed schedule. The PPA entities utilize the Western Renewable Energy Information System (WREGIS), an independent tracking system for the region covered by the WECC, which allows the PPA entities to manage RECs purchased and deliver the RECs to satisfy the customer obligation. Purchased RECs are recorded at cost and are presented as part of other current assets in the consolidated balance sheets. Costs of RECs purchased are expensed as the Company’s obligation to provide such RECs to customers occurs.

The Company estimates the number of excess RECs it will ultimately acquire under the noncancelable purchase contracts over the number required to satisfy its obligations to its customers. The Company records a purchase commitment loss if the fair value of RECs is less than the fixed purchase price amount. The purchase commitment loss is recorded on the consolidated balance sheets as a component of other long-term liabilities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, accounts receivables, and customer financing lease receivables. The Company conducts periodic evaluations of the creditworthiness of its customers and the collectability of its accounts receivable and financing leases receivable. The Company provides an allowance for potential credit losses as necessary based on historical experience. The Company has not experienced credit losses to date and has not provided an allowance for uncollectible accounts at December 31, 2014 and 2015 and at June 30, 2016.

Concentrations of Customer and Geographic Risk

In 2015, total revenue from Delmarva Power & Light Company (Delmarva) and eBay, Inc. represented 17% and 14% of the Company’s total revenue, respectively. In 2014, total revenue from Apple, Inc. and Delmarva represented 27% and 15% of the Company’s total revenue, respectively. In the six months ended June 30, 2016, total revenue from Intel and Delmarva represented 26% and 20% of the Company’s total revenue, respectively. To date, substantially all of the Company’s revenue has been derived from customers based in the United States. However, the Company has started to increase its sales efforts outside of the United States, with initial customer installations in India and Japan.

Concentrations of Supply Risk

The Company’s products are manufactured using a rare earth mineral. The suppliers for this raw material are primarily located in Asia. A significant disruption in the operations of one or more of these suppliers could impact the production of the Company’s products which could have a material adverse effect on its business, financial condition and results of operations.

Customer Financing Receivables

Leases are classified as either operating or sales-type leases in accordance with the relevant accounting guidelines. Customer financing receivables are generated by Energy Servers leased to PPA entities’

customers in leasing arrangements that qualify as sales-type leases. Financing receivables represents the gross minimum lease payments to be received from customers and the system’s estimated residual value, net of unearned income and allowance for estimated losses. Initial direct costs for sales-type leases are recognized as cost of revenue when the Energy Servers are placed in service.

The Company reviews its customer financing receivables by aging category to identify significant customer balances with known disputes or collection issues. In determining the allowance, the Company makes judgments about the creditworthiness of a majority of its customers based on ongoing credit evaluations. The Company also considers its historical level of credit losses and current economic trends that might impact the level of future credit losses. The Company writes off customer financing receivables when they are deemed uncollectible. The Company has not had to maintain an allowance for doubtful accounts to reserve for potentially uncollectible customer financing receivables as historically, all of its receivables have been paid and it expects its current receivables on the consolidated balance sheets to be paid in full. For additional information, see Note 14, PPA I Decommissioning.

Accounts Receivable

Accounts receivable primarily represents trade receivables from sales to customers recorded at net realizable value. As the Company does for its customer financing receivables, the Company reviews its accounts receivable by aging category to identify significant customer balances with known disputes or collection issues. In determining the allowance, the Company makes judgments about the creditworthiness of a majority of its customers based on ongoing credit evaluations. The Company also considers its historical level of credit losses and current economic trends that might impact the level of future credit losses. The Company writes off accounts receivable when they are deemed uncollectible. The Company has not had to maintain an allowance for doubtful accounts to reserve for potentially uncollectible accounts receivable as historically, all of its receivables have been paid and it expects its current receivables on the consolidated balance sheets to be paid in full.

Inventories

Inventories consist principally of raw materials, work-in-process and finished goods and are stated on a first-in, first-out basis at the lower of cost or market value.

The Company records inventory excess and obsolescence provisions for estimated obsolete or unsellable inventory, including inventory from purchase commitments, equal to the difference between the cost of inventory and estimated net realizable value based upon assumptions about market conditions and future demand for product, including product needed to fulfill the company’s warranty obligations. If actual future demand for the Company’s products is less than currently forecasted, additional inventory provisions may be required. Once a provision is recorded, it is maintained until the product to which it relates to is sold or otherwise disposed of.

Property, Plant and Equipment

Property, plant and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation. Leasehold improvements are depreciated over the shorter of the lease term or their estimated depreciable lives, currently five years. Buildings are amortized over the shorter of the lease or property term or their estimated depreciable lives, currently 35 years. Energy Servers are depreciated to their residual values over the terms of the power purchase and tariff agreements.

Depreciation is calculated using the straight-line method over the estimated depreciable lives of the respective assets as follows:

Depreciable Lives
Energy Servers	15-21 years
Computers, software and hardware	3-5 years
Machinery and equipment	5-10 years
Furniture and fixtures	3-5 years
Leasehold improvements	1-5 years
Buildings	35 years

Long-Lived Assets

The Company’s long-lived assets include property, plant and equipment. The carrying amounts of the Company’s long-lived assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Factors that the Company considers in deciding when to perform an impairment review would include significant negative industry or economic trends and significant changes or planned changes in the Company’s use of the assets. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset and the Company would recognize an impairment loss. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the new shorter useful life. No material impairment of any long-lived assets was identified in the years ended December 31, 2014 or 2015 or the six months ended June 30, 2016. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger, and the resulting gain or loss is reflected in the consolidated statements of operations.

Revenue Recognition

The Company primarily earns revenue from the sale and installation of its Energy Servers to direct and lease customers, by providing services under its operations and maintenance services contracts, and by selling electricity to customers under PPA agreements. The Company offers its customers several ways to finance their purchase of a Bloom Energy Server. Customers may choose to purchase the Company’s Energy Servers outright. Customers may also lease the Company’s Energy Servers through one of the Company’s financing partners as a traditional lease. Finally, customers may purchase electricity through the Company’s PPA financing arrangements.

The Company sells its Energy Servers directly to customers (direct sales) or enters into long-term Power Purchase Agreements with customers, in which the customer is required to purchase 100% of the electricity produced by the Energy Servers at agreed-upon rates.

Direct Sales

To date, the Company has never sold an Energy Server without a maintenance service agreement, or vice-versa, nor does it have plans to in the near future. As a result, the Company recognizes revenue from contracts with customers for the sales of products and services included within these contracts in accordance with ASC 605-25 (revenue recognition for multiple-element arrangements).

Revenue from the sale and installation of Energy Servers to direct customers is recognized when all of the following criteria are met:

•	Persuasive Evidence of an Arrangement Exists. The Company relies upon non-cancelable sales agreements and purchase orders to determine the existence of an arrangement.

•	Delivery and Acceptance has Occurred. The Company uses shipping documents and confirmation from the Company’s installations team that the deployed systems are running at full power to verify delivery and acceptance.

•	The Fee is Fixed or Determinable. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction.

•	Collectability is Reasonably Assured. The Company assesses collectability based on the customer’s credit analysis and payment history.

Most of the Company’s arrangements are multiple-element arrangements with a combination of Energy Servers, installation, and maintenance services. Products, including installation, and services generally qualify as separate units of accounting. For multiple-element arrangements, the Company allocates revenue to each unit of accounting based on an estimated selling price at the arrangement inception. The estimated selling price for each element is based upon the following hierarchy: vendor-specific objective evidence (VSOE) of selling price, if available; third-party evidence (TPE) of selling price, if VSOE of selling price is not available; or best estimate of selling price (BESP), if neither VSOE of selling price nor TPE of selling price are available. The total arrangement consideration is allocated to each separate unit of accounting using the relative estimated selling prices of each unit based on the aforementioned selling price hierarchy. The Company limits the amount of revenue recognized for delivered elements to an amount that is not contingent upon future delivery of additional products or services or meeting any specified performance conditions.

The Company has not been able to obtain reliable evidence of the selling price. Given that the Company has never sold an Energy Server without a maintenance service agreement, and vice-versa, the Company has no evidence of selling prices for either and virtually no customers have elected to cancel their maintenance agreements and continue to operate the Energy Servers. The Company’s objective is to determine the price at which they would transact business if the items were being sold separately. As a result, the Company estimates its selling price driven primarily by its expected margin on both the Energy Server and maintenance service agreement based on their respective costs or, in the case of maintenance service agreements, the estimated costs to be incurred during the service period.

Costs for Energy Servers include all direct and indirect manufacturing costs, applicable overhead costs and costs for normal production inefficiencies (i.e., variances). The Company then applies a margin to the Energy Servers to determine the selling price to be used in its BESP model. Costs for maintenance service arrangements are estimated over the life of the maintenance contracts and include estimated future service costs and future product costs. Product costs over the period of the service arrangement are impacted significantly by the longevity of the fuel cells themselves. After considering the total service costs, the Company applies a slightly lower margin to its service costs than to its Energy Servers because it intends to transact separate service sales at margins slightly below Energy Server margins.

The determination of BESP is made through consultation with and approval by the Company’s management. As the Company’s business offerings evolve over time, the Company may be required to modify its estimated selling prices in subsequent periods, and the Company’s revenue could be adversely affected.

The Company does not offer extended payment terms or rights of return for its products. Upon shipment of the product, the Company defers the product’s revenue until the acceptance criteria have been met. Such amounts are recorded within deferred revenue in the consolidated balance sheets. The related cost of such product is also deferred as a component of deferred cost in the consolidated balance sheets until customer acceptance. Prior to shipment of the product, any prepayment made by the customer is recorded as customer deposits. Customer deposits were $11.3 million, $21.1 million and $32.5 million as of December 31, 2014, 2015 and as of June 30, 2016, respectively, and were included in deferred revenue and customer deposits in the consolidated balance sheets.

Traditional Leases

Under this financing option, the Company sells its Energy Servers through a direct sale to a financing partner, who in turn leases the Energy Servers to the customer under a lease agreement between the customer and the financing partner. In addition, the Company contracts with the customer to provide extended maintenance services from the end of the standard one-year warranty period until the remaining duration of the lease term.

Payments received are recorded within deferred revenue in the consolidated balance sheets until the acceptance criteria, as defined within the customer contract, are met. The related cost of such product is also deferred as a component of deferred cost in the consolidated balance sheets, until acceptance.

The Company also sells extended maintenance services to its customers that effectively extend the standard warranty coverage. Payments from customers for the extended maintenance contracts are received at the beginning of each service year. Accordingly, the customer payment received is recorded as deferred revenue, and revenue is recognized ratably over the extended maintenance contract.

As discussed within the “direct sales” section above, the Company’s arrangements with its traditional lease customers are multiple-element arrangements as they include a combination of Energy Servers, installation and extended maintenance services. Accordingly, the Company recognizes revenue from contracts with customers for the sales of products and services included within these contracts in accordance with ASC 605-25 (revenue recognition for multiple-element arrangements).

Extended Maintenance Services

The Company typically provides a standard one-year warranty against manufacturing or performance defects to its direct sales customers. The Company also sells to these customers extended maintenance services that effectively extend the standard warranty coverage at the customer’s option. These customers generally have an option to renew or cancel the extended maintenance services on an annual basis. Revenue is recognized from such extended maintenance services ratably over the term of the service (or annual renewal period) using the estimates of value, as discussed above.

Sale-Leaseback (Managed Services)

The Company is a party to master lease agreements that provide for the sale of Energy Servers to third-parties and the simultaneous leaseback of the systems, which the Company then subleases to its customers. In sale-leaseback arrangements (also referred to as managed services), the Company first determines whether the Energy Servers under the sale-leaseback arrangement are “integral equipment.” An Energy Server is determined to be integral equipment when the cost to remove the system from its existing location, including the shipping costs of the Energy Server at the new site, including any diminution in fair value, exceeds 10% of the fair value of the Energy Server at the time of its original installation.

As the Energy Servers are determined not to be integral equipment, the Company determines if the leaseback is classified as a capital lease or an operating lease. For leasebacks classified as capital leases, the Company initially records a capital lease asset and capital lease obligation in its consolidated balance sheet equal to the lower of the present value of its future minimum leaseback payments or the fair value of the Energy Servers. For capital leasebacks, the Company does not recognize any revenue but defers the gross profit comprising the net of the revenue and the associated cost of sale. For leasebacks classified as operating leases, the Company recognizes a portion of the revenue and the associated cost of sale and defers the portion of revenue and cost of sale that represents the gross profit that is equal to the present value of the future minimum lease payments over the master leaseback term. For both capital and operating leasebacks, the Company records the deferred gross profit in its consolidated balance sheet as deferred income and amortizes the deferred income over the leaseback term as a reduction to the leaseback rental expense included in operating leases.

In connection with the Company’s common stock award agreement with a managed services customer, the share issuances are recorded as a reduction of product revenue when the installation milestones are achieved and are recorded as additional paid-in capital when the shares are issued.

PPA Sales (also refer to Note 13, Power Purchase Agreement Programs)

In 2010, the Company began offering its Energy Servers through its Bloom Electrons financing program. This program is financed via special purpose investment entities referred to as PPA entities and are owned partly by the Company and partly by third-party investors. The investors contribute cash to the PPA entity in exchange for their equity interest, which allows the PPA entities to purchase the Energy Server from the Company. The cash contributions are classified as short-term or long-term restricted cash according to the terms of the PPA agreements. As the Company identifies end customers, the PPA entity enters into an agreement with the end customer pursuant to which the customer agrees to purchase the power generated by the Energy Server at a specified rate per kilowatt hour for a specified term, which can range from 10 to 21 years. The PPA entity typically enters into a maintenance services agreement with the Company following the first year of service to extend the warranty service and performance guarantees. This intercompany arrangement is eliminated in consolidation. Those PPA agreements that qualify as leases are classified as either sales-type leases or operating leases and for those that do not qualify as leases are tariff agreements. For both operating leases and tariff arrangements, income is recognized as contractual amounts are due when the electricity is generated.

Sales-type Leases

Certain arrangements entered into by certain PPA entities, including Bloom Energy 2009 PPA Project Company, LLC (PPA I), 2012 ESA Project Company, LLC (PPA Company IIIa) and 2013B ESA Project Company, LLC (PPA Company IIIb), qualify as sales-type leases in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 840, Leases (ASC 840). The Company is responsible for the installation, operation and maintenance of the Energy Servers at the customer’s sites, including running the Energy Servers during the term of the power purchase agreements ranging from 10 to 15 years. Based on the terms of the customer contracts, the Company may also be obligated to supply fuel for the Energy Servers. The amount billed for the delivery of the electricity to PPA I’s customers primarily consists of returns on the amounts financed, including interest revenue, service revenue and fuel revenue for certain arrangements.

The Company is obligated to supply fuel to the Energy Servers that deliver electricity under the PPA I arrangements. Based on the customer offtake agreements, the customers pay an all-inclusive rate per kWh of electricity produced by the Energy Servers. The consideration received under the PPA I arrangements primarily consists of returns on the amounts financed, including interest revenue, service revenue and fuel revenue.

As the power purchase agreements contain a lease, the consideration received is allocated between the lease (lease of property and related executory costs) and non-lease (other products and services, excluding any derivatives) elements based on relative fair value, in accordance with ASC 605-25-13A (b). Lease elements include the leased system and the related executory costs (i.e. installation of the system, electricity generated by the system, maintenance costs). Non-lease elements include service, fuel, and interest related to the leased systems.

Service revenue and fuel revenue are recognized over the term of the power purchase agreement as electricity is generated and the interest component related to the leased system is recognized as interest revenue over the life of the lease term.

The customer has the option to purchase the Energy Servers at the then fair market value at the end of the term of the power purchase agreement. Service revenue related to sales-type leases of $10.3 million and $10.7 million for the years ended December 31, 2014 and 2015, respectively, is included in electricity revenue in the consolidated statements of operations. Fuel revenue of $5.3 million and $2.8 million for the years ended December 31, 2014 and 2015, respectively, is included in electricity revenue in the consolidated statements of operations. Interest revenue of $2.9 million and $2.5 million for the years ended December 31, 2014 and 2015, respectively, is included in electricity revenue in the consolidated statements of operations. Service revenue related to sales-type leases of $5.3 million and $4.4 million for the six months ended June 30, 2015 and 2016, respectively, is included in electricity revenue in the consolidated statements of operations. Fuel revenue of $1.9 million and $1.4 million for the six months ended June 30, 2015 and 2016, respectively, is included in electricity revenue in the consolidated statements of operations. Interest revenue of $1.2 million and $0.8 million for the six months ended June 30, 2015 and 2016, respectively, is included in electricity revenue in the consolidated statements of operations.

Product revenue associated with the sale of the Energy Servers under the power purchase agreements that qualify as sales-type leases is recognized at the present value of the minimum lease payments, which approximates fair value, assuming all other conditions for revenue recognition noted above have also been met. A sale is typically recognized as revenue when an Energy Server begins generating electricity and has been accepted, which is consistent across all purchase options in that acceptance generally occurs after the Energy Server has been installed and running at full power for 24 hours.

Operating Leases

PPA arrangements entered into by PPA Company IIIa, PPA Company IIIb, 2014 ESA Holdco, LLC (PPA Company IV) and 2015 ESA Holdco, LLC. (PPA Company V) that are, in substance, leases but do not meet the criteria of sales-type leases or direct financing leases in accordance with ASC 840 are accounted for as operating leases. Revenue under these arrangements is recognized as electricity is provided to the customer at rates specified under the contracts. During the years ended December 31, 2014 and 2015, revenue from electricity sales amounted to $2.2 million and $12.7 million, respectively. During the six months ended June 30, 2015 and 2016, revenue from electricity sales amounted to $4.4 million and $12.5 million, respectively.

Tariff Agreement

PPA Company II entered into an arrangement with Delmarva, PJM Interconnection, (PJM), a regional transmission organization, and the State of Delaware, under which PPA Company II provides the energy generated from its Energy Servers to PJM, and receives a tariff as collected by Delmarva.

Revenue at the tariff rate is recognized as electricity sales as it is generated over the term of the arrangement. Revenue relating to power generation at the Delmarva site of $36.7 million and $36.9 million for the years ended December 31, 2014 and 2015, respectively, and $18.7 million and $18.1 million for the six months ended June 30, 2015 and 2016, respectively, is included in electricity sales in the consolidated statements of operations.

Warranty Costs

The Company generally warrants its products sold to its direct customers for one year following the date of acceptance of the products (“standard product warranty”). As part of both its standard warranty and maintenance service agreements (“MSA”), the Company provides output and efficiency guarantees (collectively “performance guarantees”) to its customers when systems operate below contractually specified levels of efficiency and output. Such amounts have not been material to date.

As part of its standard product warranty and MSA obligations, the Company controls the operations of the underlying systems, including their efficiency and output levels. The performance guarantee payments represent maintenance decisions made by the Company and are accounted for as costs of goods sold. To estimate the warranty costs, the Company continuously monitors product returns for warranty failures and maintains the reserve for the related warranty expense based on various factors including historical warranty claims, field monitoring, and results of lab testing. The Company’s obligations under its standard warranty and MSA agreements are generally in the form of product replacement, repair or reimbursement for higher customer electricity costs (also refer to Note 17, Commitments and Contingencies). Further, if the Energy Servers run at a lower efficiency or power output than the Company committed under its performance guarantee, then the Company will reimburse the customer for this underperformance. The Company’s obligation includes ensuring the customer’s equipment operates at least at the efficiency and power output levels set forth in the customer agreement. The Company’s aggregate reimbursement obligation for this performance guarantee for each order is capped at a portion of the purchase price.

Standard Product Warranty

The standard product warranty covers defects in materials and workmanship under normal use and service conditions, and against manufacturing or performance defects. The Company’s warranty accrual represents its best estimate of the amount necessary to settle future and existing claims during the warranty period as of the balance sheet date. The Company accrues for warranty costs based on estimated costs that may be incurred under its standard obligations including material costs, labor costs, and higher customer electricity costs, should the units not work for extended periods. Estimated costs associated with standard product warranty, including the performance guarantee payments, are recorded at the time of sale as a component of costs of goods sold.

Maintenance Services Agreements

The Company also sells MSAs to its customers, which are renewable each year, at the option of the customer. The annual MSAs sold to direct customers and the services offered under the Company’s Bloom Electrons and managed services arrangements are executory contracts, in which the related maintenance costs, including the costs of performance guarantee, are recognized as they are incurred as a component of costs of goods sold. The warranty liability was $5.3 million, $8.7 million, and $9.2 million as of December 31, 2014 and 2015 and as of June 30, 2016, respectively, and is classified within accrued warranty in the consolidated balance sheets.

Prior to fiscal year 2014, certain MSAs with direct customers were accounted for as separately-priced warranty contracts under ASC 605-20-25 Separately Priced Extended Warranty and Product Maintenance Contracts (formerly FTB 90-1), in which the Company recorded an accrual for any expected costs that exceed the contracted revenues for that one-year service renewal arrangement, and is included as a component of the accrued warranty liability. The related liability was $26.9 million and $18.1 million as of December 31, 2014 and 2015, respectively, and $12.1 million as of June 30, 2016.

Shipping and Handling Costs

The Company records costs related to shipping and handling in cost of revenue.

Sales and Utility Taxes

The Company recognizes revenue on a net basis for taxes charged to its customers and collected on behalf of the taxing authorities.

Advertising and Promotion Costs

Expenses related to advertising and promotion of products is charged to sales and marketing expense as incurred. The Company did not incur any significant advertising or promotion expenses during the years ended December 31, 2014 and 2015 or the six months ended June 30, 2016.

Research and Development

The Company conducts internally funded research and development activities to improve anticipated product performance and reduce product life-cycle costs. Research and development costs are expensed as incurred and include salaries and expenses related to employees conducting research and development.

Stock-Based Compensation

The Company accounts for stock options and restricted stock units (RSUs) awarded to employees and nonemployee directors under the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, “Compensation-Stock Compensation,” (ASC 718) using the Black-Scholes valuation model to estimate fair value. The Black-Scholes valuation model requires the Company to make estimates and assumptions regarding the underlying stock’s fair value, the expected life of the option and RSU, the risk-free interest rate, the expected volatility of its common stock price and the expected dividend yield. In developing estimates used to calculate assumptions, the Company establishes the expected term for employee options and RSUs, as well as expected forfeiture rates, based on the historical settlement experience and after giving consideration to vesting schedules. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those stock-based awards that are expected to vest. Previously recognized expense is reversed for the portion of awards forfeited prior to vesting as and when forfeitures occurred. The Company typically records stock-based compensation expense under the straight-line attribution method over the vesting term, which is generally five years, and records stock-based compensation expense for performance based awards using the graded-vesting method. Stock-based compensation expense is recorded in the consolidated statements of operations based on the employees’ respective function.

Stock-based compensation cost for RSUs is measured based on the fair value of the underlying shares on the date of grant. RSUs are subject to a time-based vesting condition and a performance-based vesting condition, both of which must be satisfied before the RSUs are vested and settled for shares of common stock. The performance-based condition is tied to a liquidity event, such as a sale event or the completion of the Company’s initial public offering. The time-based condition ranges between six months to one year from the end of the lock-up period after a liquidity event. No expense related to these awards will be recognized unless the performance condition is satisfied.

Compensation expense for equity instruments granted to non-employees is measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for equity instruments granted to non-employees is periodically remeasured as the underlying instruments vest. The fair value of the equity instruments is charged to earnings over the term of the service agreement.

The Company records deferred tax assets for awards that result in deductions on the Company’s income tax returns, unless the Company cannot realize the deduction (i.e., the Company is in a net operating loss (NOL) position), based on the amount of compensation cost recognized and the Company’s statutory tax rate. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company’s income tax return are recorded in additional paid-in capital if the tax deduction exceeds the deferred tax asset (excess tax benefit) or in the consolidated statements of operations if the deferred tax asset exceeds the tax deduction and no additional excess tax benefit exists from previous awards. No tax benefit or expense for stock-based compensation has been recorded during the years ended December 31, 2014 and 2015, or as of the six months ended June 30, 2015 and 2016, since the Company remains in an NOL position.

Refer to Note 24, Stock Option Plan, for further discussion of the Company’s stock-based compensation arrangements.

Freestanding Convertible Preferred Stock Warrants

The Company accounts for freestanding warrants to purchase shares of its convertible preferred stock as liabilities on the consolidated balance sheets at fair value upon issuance. The convertible preferred stock warrants are recorded as a liability because the underlying shares of convertible preferred stock are contingently redeemable which, therefore, may obligate the Company to transfer assets at some point in the future. The warrants are subject to remeasurement to fair value at each balance sheet date or immediately before exercise of the warrants and any change in fair value is recognized in the consolidated statements of operations. The Company’s convertible preferred stock warrants will continue to be remeasured until the earlier of the exercise or expiration of warrants, the completion of a deemed liquidation event, the conversion of convertible preferred stock into common stock, or until the convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the convertible preferred stock warrant liability will be reclassified to convertible preferred stock or additional paid-in capital, as applicable. These warrants were valued on the date of issuance, using the Probability-Weighted Expected Return Model (PWERM). In accordance with ASC 480 “Distinguish Liability from Equity” (ASC 480), these warrants are classified within warrant liability in the consolidated balance sheets.

Allocation of Profits and Losses of Consolidated Partnerships to Noncontrolling Interests

The Company allocates profits and losses to noncontrolling interests under the hypothetical liquidation at book value (HLBV) method. HLBV is a balance sheet-oriented approach for applying the equity method of accounting when there is a complex structure, such as a flip structure. The determination of equity in earnings under the HLBV method requires management to determine how proceeds upon a hypothetical liquidation of the entity at book value would be allocated between its investors. The noncontrolling interests balance is presented as a component of permanent equity in the consolidated balance sheets. Noncontrolling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable noncontrolling interests. Exercisability of put options are solely dependent upon the passage of time, and hence, such put options are considered to be probable of becoming exercisable. The Company elected to accrete changes in the redemption value over the period from the date it becomes probable that the instrument will become redeemable to the earliest redemption date of the instrument using an interest method. The balance of redeemable noncontrolling interests is reported at the greater of its carrying value or its maximum redemption value at each reporting date. The redeemable noncontrolling interests are in the temporary equity section in the mezzanine section of the consolidated balance sheets as redeemable noncontrolling interests. Refer to Note 13 “Power Purchase Agreement Programs” for more information.

For income tax purposes, the tax equity partner, who has committed to invest in the consolidated partnerships, will receive a greater proportion of the share of losses and other income tax benefits. This includes the allocation of investment tax credits, which will be distributed to the tax equity partner and to a wholly-owned subsidiary of the Company based on the allocation specified in each respective partnership agreement until the tax equity partner’s targeted rate of return under the partnership agreement is met. In some cases, after the PPA tax equity investors receive their contractual rate of return, we receive substantially all of the remaining value attributable to the long-term recurring customer payments and the other incentives.

Income Taxes

The Company accounts for income taxes using the liability method under Financial Accounting Standards Board Accounting Standards Codification Topic 740, “Income Taxes,” (ASC 740). Under this method, deferred tax assets and liabilities are determined based on net operating loss carryforwards, research and development credit carryforwards, and temporary differences resulting from the different treatment of items for tax and financial reporting purposes. Deferred items are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Additionally, the Company must assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. The Company has provided a full valuation allowance on its deferred tax assets because it believes it is more likely than not that its deferred tax assets will not be realized.

The Company follows the accounting guidance in ASC 740-10, which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured pursuant to ASC 740-10 and the tax position taken or expected to be taken on the Company’s tax return. To the extent that the assessment of such tax positions change, the change in estimate is recorded in the period in which the determination is made. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite the Company’s belief that the tax return positions are fully supportable. The reserves are adjusted in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. The Company recognizes interest accrued related to unrecognized tax benefits in other expense, net and penalties in operating expenses.

Comprehensive Loss

The Company’s comprehensive loss is comprised of the Company’s net loss and unrealized gains (losses) on the remeasurement of the effective portion of the Company’s interest rate swap agreements to fair value.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, to replace the existing revenue recognition criteria for contracts with customers and to establish the disclosure requirements for revenue from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, Deferral of the Effective Date, to defer the effective date of ASU No. 2014-09 to interim and annual periods beginning after December 15, 2017, with early adoption permitted. In March, April and May 2016, the FASB issued ASU No. 2016-08, Principal versus Agent Considerations, ASU No. 2016-10, Identifying Performance Obligations and Licensing, and ASU No. 2016-11, Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting, to clarify the guidance in ASU No. 2014-09. Adoption of the ASUs is either retrospective to each prior period presented or retrospective with a cumulative adjustment to retained earnings or accumulated deficit as of the adoption date. The Company is currently assessing the impact of the ASUs on its consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, which provides new guidance on accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The update requires a reporting entity to treat a performance target that affects vesting and that could be achieved after the requisite service period as a performance condition under Accounting Standards Codification Topic 718 Compensation — Stock Compensation, and to apply existing guidance as it relates to awards with performance conditions that affect vesting to account for such awards. The update is effective for the interim and annual periods beginning after December 15, 2015. The adoption of this standard update is not expected to impact the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-13, which provides new guidance ASC 810 – Consolidation—Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financial Entity. The update requires a reporting entity that consolidates a collateralized financing entity and measures the financial assets and the financial liabilities using the measurement alternative shall disclose the fair value measurement on financial instruments for the financial assets and the financial liabilities of the consolidated collateralized financing entity. The amendments in this update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The adoption of this standard is not expected to impact the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40). The amendments in this update provide guidance in accounting principles generally accepted in the United States of America about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. This update is not expected to have a significant impact on the Company’s financial statements.

In April 2015, the FASB issued ASU 2015-03, simplifying the presentation of debt issuance costs, to require debt issuance costs to be presented as an offset against debt outstanding as opposed to an asset. The ASU is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. Adoption of the ASU is retrospective to each prior period presented. As of December 31, 2015, the Company adopted the ASU. As a result, for each prior period presented, the Company reclassified the debt issuance costs previously recorded within prepaid expenses and other current assets and other long-term assets to current and long-term portion of debt.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, to specify that inventory should be subsequently measured at the lower of cost or net realizable value, which is the ordinary selling price less any completion, transportation and disposal costs. However, the ASU does not apply to inventory measured using the last-in-first-out or retail methods. The ASU is effective for interim and annual periods beginning after December 15, 2016. Adoption of the ASU is prospective. The Company does not anticipate that the adoption of the ASU will have a material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, amending the accounting for income taxes and requiring all deferred tax assets and liabilities to be classified as non-current on the consolidated balance sheet. The ASU is effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The ASU may be adopted either prospectively or retrospectively. The Company adopted this standard during 2015 and it did not have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, which will replace most existing lease accounting guidance in U.S. GAAP. The core principle of the ASU is that an entity should recognize the rights and obligations resulting from leases as assets and liabilities. ASU 2016-02 requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities, including significant judgments and changes in judgments. ASU 2016-02 will be effective for the Company beginning in fiscal 2019, and requires the modified retrospective method of adoption. Early adoption is permitted. The Company is in the process of determining the method and timing of adoption and assessing the impact of ASU 2016-02 on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-06, Contingent Put and Call Options in Debt Instruments, to clarify when a contingent put or call option to accelerate the repayment of debt is an embedded derivative. The ASU is effective for interim and annual periods beginning after December 15, 2016, with early adoption permitted. Adoption of the ASU is modified retrospective. The Company is currently assessing the impact of the ASU on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07 amendments for simplifying the transition to the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments are effective for us beginning November 1, 2017 and interim periods in the following year. The Company is evaluating the potential impact of this amendment on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation: Improvements to Employee Share-Based Payment Account. The amendment simplifies several aspects of the accounting for employee share-based payment transactions including the accounting for income taxes, forfeitures, statutory tax withholding requirements, and cash flow statements. The update is effective for fiscal years and interim periods within those beginning after December 15, 2016. The Company is currently evaluating the impact of this update on its financial statements.

In May 2016, the FASB issued ASU 2016-12, Narrow-Scope Improvements and Practical Expedients (Topic 606), which provides clarifying guidance in certain narrow areas and adds some practical expedients. The effective dates for these ASU’s is the same as the effective date for ASU No. 2014-09. The Company is currently evaluating the impact, if any, that these ASUs will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The pronouncement was issued to provide more decision-useful information about the expected credit losses on financial instruments and changes the loss impairment methodology. This pronouncement is effective for reporting periods beginning after December 15, 2019 using a modified retrospective adoption method. A prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. The Company is currently evaluating the impact of the adoption of this update on its financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230), which clarifies the classification of the activity in the consolidated statements of cash flows and how the predominant principle should be applied when cash receipts and cash payments have more than one class of cash flows. This pronouncement is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. Adoption will be applied retrospectively to all periods presented. The Company is currently evaluating the impact this guidance will have on the consolidated financial statements and related disclosures.

3.	Cash, Cash Equivalents, and Restricted Cash

The Company classifies its marketable securities as available-for-sale. Accordingly, it records them at fair value and accounts for net unrealized gains and losses as part of other comprehensive loss until realized. The Company records realized gains and losses on the sale of its marketable securities in other expense, net in the consolidated statements of operations. The cost of securities sold is based on the specific identification method.

As of December 31, 2014, 2015 and June 30, 2016, the Company had restricted cash of $151.0 million, $91.3 million and $62.1 million, respectively (in thousands):

	December 31,		June 30,
	2014	2015	2016
			(unaudited)
Restricted cash related to PPA entities	$90,131	$31,956	$12,695
Restricted cash	8,141	11,777	4,148

Restricted cash, current	98,272	43,733	16,843

Restricted cash related to PPA entities	35,651	31,923	30,128
Restricted cash	17,031	15,651	15,100

Restricted cash, non-current	52,682	47,574	45,228

Total restricted cash	$150,954	$91,307	$62,071

The following table summarizes the Company’s cash and cash equivalents and restricted cash (in thousands):

	December 31,				June 30,
	2014		2015		2016
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
					(unaudited)
Cash	$188,511	$188,511	$189,989	$189,989	$150,222	$150,222
Money market funds	69,471	69,471	36,348	36,348	36,891	36,891

	$257,982	$257,982	$226,337	$226,337	$187,113	$187,113

As reported
Cash and cash equivalents	$107,028	$107,028	$135,030	$135,030	$125,042	$125,042
Restricted cash	150,954	150,954	91,307	91,307	62,071	62,071

	$257,982	$257,982	$226,337	$226,337	$187,113	$187,113

4.	Accounts Receivable

At December 31, 2014 and 2015 and June 30, 2016, the Company did not maintain any allowances for doubtful accounts as it deemed all of its receivables fully collectible.

5.	Inventories

The components of inventory consisted of the following (in thousands):

	December 31,		June 30,
	2014	2015	2016
			(unaudited)
Raw materials	$48,221	$42,322	$48,182
Work-in-progress	29,572	19,096	31,730
Finished goods	39,115	21,528	44,341

	$116,908	$82,946	$124,253

6.	Prepaid Expense and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,		June 30,
	2014	2015	2016
			(unaudited)
Government incentives receivable	$1,549	$3,032	$6,170
Prepaid expenses and other current assets	11,338	13,147	12,179

	$12,887	$16,179	$18,349

7.	Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following (in thousands):

	December 31,		June 30,
	2014	2015	2016
			(unaudited)
Energy Servers	$166,888	$288,550	$411,571
Computers, software and hardware	17,372	16,441	19,460
Machinery and equipment	92,808	96,308	97,943
Furniture and fixtures	5,107	5,019	5,088
Leasehold improvements	24,091	24,369	24,464
Building	40,512	40,512	40,512
Construction in progress	9,921	13,586	8,028

	356,699	484,785	607,066
Less: Accumulated depreciation	(100,372)	(130,245)	(149,569)

	$256,327	$354,540	$457,497

The Company’s property, plant and equipment under operating leases by its PPA entities was $49.2 million and $174.5 million for the years ended December 31, 2014 and 2015, respectively, and $297.6 million as of June 30, 2016. The accumulated depreciation for these assets was $1.2 million and $8.5 million as of December 31, 2014 and 2015, and $15.4 million as of June 30, 2016. Depreciation expense related to property, plant and equipment was $30.1 million and $35.6 million during the years ended December 31, 2014 and 2015, respectively, and $17.0 million and $20.1 million for the six months ended June 30, 2015 and 2016, respectively.

8.	Other Long-Term Assets

Other long-term assets consisted of the following (in thousands):

	December 31,		June 30,
	2014	2015	2016
			(unaudited)
Prepaid and other long-term assets	$21,995	$31,848	$33,227
Strategic investments	12,241	6,776	6,348
Long-term deposits	1,004	1,031	1,149

	$35,240	$39,655	$40,724

9.	Accrued Warranty

Accrued warranty liabilities consisted of the following (in thousands):

	December 31,		June 30,
	2014	2015	2016
			(unaudited)
Product warranty	$5,337	$8,707	$9,216
Operations and maintenance services agreements	26,871	18,136	12,074

	$32,208	$26,843	$21,290

Changes in the standard product warranty liability were as follows (in thousands):

Balances at December 31, 2013	$6,752
Accrued warranty, net	8,149
Warranty expenditures during period	(9,564)

Balances at December 31, 2014	$5,337
Accrued warranty, net	6,679
Warranty expenditures during period	(3,309)

Balances at December 31, 2015	$8,707

Accrued warranty, net (unaudited)	4,011
Warranty expenditures during period (unaudited)	(3,502)

Balances at June 30, 2016 (unaudited)	$9,216

10.	Accrued Other Current Liabilities

Accrued other current liabilities consisted of the following (in thousands):

	December 31,		June 30,
	2014	2015	2016
			(unaudited)
Compensation and benefits	$6,068	$7,782	$11,245
Current portion of natural gas fixed price forward contracts	3,888	4,534	4,445
PPA I decommissioning	—	9,954	3,952
Partner related sales lead generation liabilities	—	1,918	11,782
Other	22,801	27,788	28,934

	$32,757	$51,976	$60,358

11.	Other Long-Term Liabilities

Accrued other long-term liabilities consisted of the following (in thousands):

	December 31,		June 30,
	2014	2015	2016
			(unaudited)
Delaware grant	$12,000	$12,000	$12,000
Non-current portion of natural gas fixed price forward contracts	14,192	17,191	15,465
Interest rate swap	879	6,184	14,089
Other	8,367	13,584	20,606

	$35,438	$48,959	$62,160

In March 2012, the Company entered into an agreement with the Delaware Economic Development Authority to provide a grant of $16.5 million to the Company as an incentive to establish a new manufacturing facility in Delaware and to provide employment for full time workers at the facility over a certain period of time. The Company has so far received $12.0 million of the grant which is contingent upon the Company meeting certain milestones related to the construction of the manufacturing facility and the employment of full time workers at the facility through September 30, 2023. In the event that the Company does not meet the milestones, the Company may have to repay the Delaware Economic Development Authority based on recapture provisions defined in the grant agreement.

12.	Fair Value Measurement

The table below sets forth, by level, the Company’s financial assets that were accounted for at fair value for the respective periods. The table does not include assets and liabilities that are measured at historical cost or any basis other than fair value (in thousands):

	Fair Value Measured at Reporting Date Using
June 30, 2016	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets
Cash equivalents
Money market funds	$36,891	$—	$—	$36,891
Bank loan swap agreement	—	90	—	90

	$36,891	$90	$—	$36,981

Liabilities
Derivatives
Natural gas fixed price forward contracts	$—	$—	$19,910	$19,910
Embedded derivative on 5% Notes	—	—	74,230	74,230
Bank loan swap agreement	—	15,565	—	15,565
Stock warrants
Preferred stock warrants	—	—	14,586	14,586

	$—	$15,565	$108,726	$124,291

	Fair Value Measured at Reporting Date Using
December 31, 2015	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$36,348	$—	$—	$36,348
Bank loan swap agreement	—	10	—	10

	$36,348	$10	$—	$36,358

Liabilities
Derivatives
Natural gas fixed price forward contracts	$—	$—	$21,725	$21,725
Embedded derivative on 5% Notes	—	—	64,675	64,675
Bank loan swap agreement	—	6,658	—	6,658
Stock warrants
Preferred stock warrants	—	—	17,027	17,027

	$—	$6,658	$103,427	$110,085

	Fair Value Measured at Reporting Date Using
December 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents
Money market funds	$69,471	$—	$—	$69,471
Bank loan swap agreement	—	40	—	40

	$69,471	$40	$—	$69,511

Liabilities
Derivatives
Natural gas fixed price forward contracts	$—	$—	$18,080	$18,080
Bank loan swap agreement	—	1,442	—	1,442
Stock warrants
Preferred stock warrants	—	—	19,626	19,626

	$—	$1,442	$37,706	$39,148

The carrying values of accounts receivable, prepaid expenses, accounts payable and other current liabilities on the consolidated balance sheets approximate their fair market value due to the relatively short period of time to maturity; therefore, the Company excluded those balances from the table above. Customer financing receivables include discounted future cash flows which represents fair market value (Level 3). The changes in fair value of the Level 3 financial assets are recorded within the consolidated statement of operations.

Changes in the Level 3 financial assets were as follows (in thousands):

	Natural Gas Fixed Price Forward Contracts	Preferred Stock Warrants	Derivative Liability	Total
Balances at December 31, 2013	$16,977	$5,899	$—	$22,876
Settlement of natural gas fixed price forward contracts	(2,024)	—	—	(2,024)
Issuances of preferred stock warrants	—	11,934	—	11,934
Changes in fair value	3,127	1,793	—	4,920

Balances at December 31, 2014	$18,080	$19,626	$—	$37,706
Settlement of natural gas fixed price forward contracts	(4,165)	—	—	(4,165)
Embedded derivative on notes	—	—	64,675	64,675
Changes in fair value	7,810	(2,599)	—	5,211

Balances at December 31, 2015	$21,725	$17,027	$64,675	$103,427
Settlement of natural gas fixed price forward contracts (unaudited)	(2,571)	—	—	(2,571)
Embedded derivative on notes (unaudited)	—	—	11,902	11,902
Exercises of preferred stock warrants (unaudited)	—	(3,328)	—	(3,328)
Changes in fair value (unaudited)	756	888	(2,347)	(703)

Balances at June 30, 2016 (unaudited)	$19,910	$14,587	$74,230	$108,727

The carrying values of the line of credit, revolving line of credit and equipment lines of credit approximated their fair values due to the fact that they were short-term in nature at December 31, 2014 and 2015 (Level 1). Further, the Company determined the carrying value of its 8% convertible notes approximated their fair value at December 31, 2014 due to active trading prices at December 31, 2014 (Level 1). The Company has estimated the fair values of its 5.22% senior secured notes, its term loan due September 2028, its term loan due October 2020, its 6.07% senior secured notes, its term loan due December 2021, its term loan due January 2020, its term equipment loan due November 2016, and the estimated fair value of 8% convertible promissory notes based on rates currently being offered for debt with similar maturities and terms (Level 3).

The following table presents these debt instruments’ estimated fair values and their carrying values (in thousands):

	December 31, 2014		December 31, 2015		June 30, 2016
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
					(unaudited)
Customer financing receivables	$132,927	$112,094	$92,847	$71,652	$89,643	$74,516
5.22% senior secured notes	133,269	129,500	119,079	115,000	110,299	114,000
Term loan due September 2028	44,804	34,500	43,805	33,500	43,166	36,500
Term loan due October 2020	23,235	22,250	27,678	26,750	26,665	26,750
6.07% senior secured notes	99,000	91,500	98,878	90,500	87,116	90,500
Term loan due December 2021	—	—	57,748	49,125	131,237	126,000
Line of credit	2,505	2,505	1,122	1,122	500	500
Term loan due January 2020	9,902	9,950	8,237	8,255	7,392	7,415
Term equipment loan due November 2016	3,345	3,345	1,674	1,664	836	835
8% convertible promissory notes	132,942	132,942	208,599	182,558	217,060	191,565
5% convertible promissory notes	—	—	95,325	95,325	115,708	128,092
Revolving line of credit	32,081	32,081	—	—	—	—
Equipment line of credit, due December 2015	1,677	1,677	—	—	—	—
Equipment line of credit, due March 2015	1,230	1,230	—	—	—	—
Equipment line of credit, due June 2015	252	252	—	—	—	—

5% Convertible Promissory Notes

On December 15, 2015, the Company issued $160.0 million of 5% Convertible Senior Secured Paid In Kind (“PIK”) Notes that mature in December 2020. In addition, on January 29, 2016, the Company issued $25.0 million of the 5% Notes. The 5% Notes are convertible at the option of the holders at a conversion price per share equal to the lower of $30.91 and 90% of the offering price of the Company’s common stock sold in an initial public offering. The conversion feature was classified within Level 3 because it was valued using the binomial lattice method, which utilizes significant inputs that are unobservable in the market.

Fair value was determined by estimated event dates from December 31, 2016 to June 30, 2017, estimated probabilities of likely events at assumed event dates ranging from 10% to 75%, estimated maturity dates on December 1, 2020 or June 30, 2020, estimated volatility ranging from 60%, estimated common stock prices at estimated event dates ranging from $16 to $21, and risk free discount rates ranging from 0.45% to 0.92%.

Significant changes in any of those inputs in isolation can result in a significant change in the fair value measurement. Generally, an increase in the market price of the Company’s shares of common stock, an increase in the volatility of the Company’s shares of common stock, and an increase in the remaining term of the conversion feature would each result in a directionally similar change in the estimated fair value of the Company’s derivative liability. Such changes would increase the associated liability while decreases in these assumptions would decrease the associated liability. An increase in the risk-free interest rate or a decrease in the market price of the Company’s shares of common stock would result in a decrease in the estimated fair value measurement and thus a decrease in the associated liability.

Refer to Note 22, Preferred Stock Warrants, for further discussion regarding the Company’s valuation method used to determine the fair value of preferred stock warrants issued to purchase the Company’s preferred stock. Refer to Note 18, Derivative Financial Instruments for further discussion regarding the Company’s valuation method used to determine the fair value of its derivative liabilities.

13.	Power Purchase Agreement Programs

In mid-2010, the Company began offering its Energy Servers through its Bloom Electrons program, financed via investment entities, referred to as power purchase agreements. Under these arrangements, a special purpose entity financed by third-party financing sources purchases the Energy Server from the Company, and the end customer enters into a power purchase agreement (PPA) to purchase the power generated by the Energy Server at a specified rate per kilowatt hour for a specified term, which can range from 10 to 21 years. Similar to sales and leases, the first year warranty and guarantees are included in the price of the product. The special purpose entity also enters into a maintenance services agreement with the Company following the first year of service to extend the warranty services and guarantees. This services agreement is renewed and paid on an annual basis by the special purpose entity. The product revenue from PPAs entered into with the Company’s first PPA entity was considered a sales-type lease and the product revenue from that agreement was recognized up front in the same manner as purchase and lease transactions. Substantially all of the Company’s subsequent PPAs have been accounted for as operating leases and the related revenue under those agreements is recognized as electricity revenue as the electricity is produced and paid for by the customer. The Company recognizes the cost of revenue, primarily product costs, over the shorter of the estimated useful life of the Energy Server or the term of the PPA, which ranges from 10 to 21 years.

The Company and third-party investors contribute funds into an investment entity that owns the operating entity that acquires Energy Servers and enters into an arrangement with the Company to operate and service the Energy Servers. The contributed funds are restricted for use by the operating entity to purchase Energy Servers manufactured by the Company in its normal course of operations. Energy Servers purchased by the operating entity from the Company are recorded as property, plant and equipment on the operating entity’s books. In the consolidated financial statements, the sale of Energy Servers by the Company to the operating entity are treated as intercompany transactions, and after the elimination of intercompany balances, the Energy Servers are recorded within property, plant and equipment, at cost, within the consolidated financial statements. The acquisition of Energy Servers by the PPA entities is accounted for as a non-cash reclass from inventory to Energy Servers within property, plant and equipment, net on the Company’s consolidated balance sheets. The operating entity sells the electricity produced to the end customers under PPAs. Cash generated by the electricity sales, as well as from any applicable government incentive programs, is used to pay operating expenses (including the operations and maintenance services the Company provides) and to service the non-recourse debt, with the remaining cash flows distributed to the equity investors. Equity investors also receive investment tax credits and accelerated tax depreciation benefits.

The Company has established six different investment entities to date. The first five investment entities had utilized their entire available financing capacity as of June 30, 2016. The Company expects the remaining investment entity (PPA Company V) to complete its purchase of Energy Servers during 2016. Any debt incurred by these entities is non-recourse to the Company. Under PPA structures, the Company and its PPA tax equity investors contribute funds into a limited liability company, which is treated as a partnership for U.S. federal income tax purposes. This entity is the parent entity of a project limited liability company which acquires Energy Servers from the Company for cash payments that are made on a similar schedule as if the project limited liability company were a customer purchasing an Energy Server from the Company outright. The investors make significant upfront cash payments for the purchase of the Energy Servers that the Company records on its consolidated balance sheets within property, plant and equipment. The Company reduces these assets by amounts received by the investors from U.S. Treasury Department grants and the associated incentive rebates. The Company recognizes the incentive rebates and subsequent customer payments as electricity revenue over the customer lease term and amortizes U.S. Treasury Department grants as a reduction to depreciation of the associated Energy Servers over the term of the PPA.

The Company has determined that the PPA entities are variable interest entities (“VIEs”) and it is the primary beneficiary of these VIEs by reference to the power and benefits criterion under ASC 810, Consolidations. The Company has considered the provisions within the contractual agreements, which grant it power to manage and make decisions that affect the operations of these VIEs. The Company considers that the rights granted to the tax equity investors under the contractual agreements are more protective in nature rather than participating.

As the primary beneficiary of these VIEs, the Company consolidates in its financial statements the financial position, results of operations and cash flows of these VIEs, and all intercompany balances and transactions between the Company and these VIEs are eliminated in the consolidated financial statements.

Upon sale or liquidation of a PPA Company, distributions would occur in the order of priority specified in the contractual agreements.

The table below shows the details of the investment entities from inception to the periods indicated (dollars in thousands):

	PPA I	PPA Company II	PPA Company IIIa	PPA Company IIIb	PPA Company IV	PPA Company V
Maximum size of installation (in megawatts)	25	30	10	6	21	40
Term of power purchase agreements (years)	10	21	15	15	15	15
First system installed	Sep-10	Jun-12	Feb-13	Aug-13	Sep-14	Jun-15
Last system installed	Mar-13	Nov-13	Jun-14	Jun-15	Mar-16	In progress
Income (loss) and tax benefits allocation to tax equity investor (%)	99%	99%	99%	99%	90%	99%
Cash allocation to tax equity investor (%)	80%	99%	99%	99%	90%	90%
Income (loss), tax and cash allocations to tax equity investor after the flip date (%)	22%	5%	5%	5%	No flip	No flip
Tax equity investor(1)	Credit Suisse	Credit Suisse	US Bank	US Bank	Exelon Corporation	Exelon Corporation
Put option date(2)	10th anniversary of initial funding date	10th anniversary of initial funding date	1st anniversary of flip point	1st anniversary of flip point	N/A	N/A

Activity as of June 30, 2016 (dollars in thousands)(unaudited):
Installed size (in megawatts) (unaudited)	14	30	10	5	19	20
Company cash contributions (unaudited)	$180,699	$22,442	$32,223	$22,658	$11,669	$27,932
Company non-cash contributions(3)(unaudited)	—	—	8,655	2,082	—	—
Tax equity investor cash contributions (unaudited)	100,000	139,993	36,967	20,152	84,782	70,379
Distributions to tax equity investor (unaudited)	(81,016)	(103,864)	(2,213)	(799)	—	—
Debt financing (unaudited)	—	144,813	44,968	28,676	99,000	131,237
Debt repayment—principal (unaudited)	$ —	$(34,513)	$(1,802)	$(2,011)	$(11,884)	$ —

Activity as of December 31, 2015 (dollars in thousands):
Installed size (in megawatts)	23	30	10	5	16	4
Company cash contributions	$180,699	$22,442	$32,223	$22,658	$10,111	$27,932
Company non-cash contributions(3)	—	—	8,655	2,082	—	—
Tax equity investor cash contributions	100,000	139,993	36,967	20,152	70,960	17,653
Distributions to tax equity investor	(81,016)	(103,864)	(1,845)	(598)	—	—
Debt financing	—	144,813	44,968	28,676	99,000	57,748
Debt repayment—principal	$ —	$(25,734)	$(1,163)	$(998)	$(122)	$ —

Activity as of December 31, 2014 (dollars in thousands):
Installed size (in megawatts)	25	30	10	4	3	—
Company cash contributions	$180,699	$22,442	$32,223	$18,504	$10,111	—
Company non-cash contributions(3)	—	—	8,655	2,082	—	—

	PPA I	PPA Company II	PPA Company IIIa	PPA Company IIIb	PPA Company IV	PPA Company V
Tax equity investor cash contributions	100,000	139,993	36,967	16,350	15,297	—
Distributions to tax equity investor	(81,016)	(96,934)	(1,106)	(253)	—	—
Debt financing	—	144,813	44,968	23,590	99,000	—
Debt repayment—principal	$ —	$(11,543)	$(165)	$(355)	$ —	$ —

(1)	Investor name represents ultimate parent of subsidiary financing the project.
(2)	Investor right on the certain date, upon giving the Company advance written notice, to sell the membership interests to the Company or resign or withdraw from the Company.
(3)	These non-cash contributions to PPA Company IIIa and PPA Company IIIb consisted of warrants that were issued by the Company to respective lenders to each PPA entity, as required by such entity’s credit agreements. The corresponding values are being amortized using the effective interest method over the debt term.

The flip structure exists where the equity income and allocation distributions differ from the capital percentage funded at the formation of the partnership. The change in allocations to tax equity investors occurs based on a specified future date or once the tax equity investor reaches its targeted rate of return. For PPA entities with a specified future date, the flip should occur January 1 of the calendar year immediately following the year that includes the fifth anniversary of the date the last site achieves commercial operation.

The noncontrolling interests in PPA I, PPA Company II, PPA Company IIIa and PPA Company IIIb are redeemable as a result of the put option held by tax equity investors. The redemption value is the put amount. At December 31, 2014 and 2015, the carrying value of redeemable noncontrolling interests of $63.6 million and $62.4 million exceeded the maximum redemption value.

As of June 30, 2016, the Company had delivered 23.35 megawatts of Energy Servers to PPA Company V leaving 16.60 megawatts remaining to deploy prior to the December 31, 2016 deployment deadline. The debt facility stipulates a minimum deployment of 35 megawatts must be achieved by the deployment deadline or any outstanding loan amounts will be immediately due and payable. The PPA Company V currently estimates it will achieve the minimum deployment requirements.

PPA Entities’ Aggregate Assets and Liabilities

Generally, PPA assets can be used to settle only the PPA obligations and PPA creditors do not have recourse to Bloom. The aggregate carrying values of the PPA’s assets and liabilities, after eliminations of intercompany transactions and balances, in the consolidated balance sheets were as follows:

	As of December 31,		June 30,
	2014	2015	2016
			(unaudited)
Assets
Current Assets
Cash and cash equivalents	$8,819	$8,976	$13,139
Restricted cash	90,131	31,956	12,695
Accounts receivable	5,468	6,382	6,504
Inventories	1,241	93	—
Customer financing receivable	8,531	5,906	5,391
Prepaid expenses and other current assets	4,368	7,497	8,286

Total current assets	118,558	60,810	46,015

Property and equipment, net	156,597	270,889	376,978
Customer financing receivable, non-current	124,397	86,941	84,252
Restricted cash	35,651	31,923	30,128
Other long-term assets	5,559	6,505	7,869

Total assets	$440,762	$457,068	$545,242

Liabilities
Current liabilities
Accounts payable	$1,513	$1,229	$1,161
Accrued other current liabilities	6,999	16,944	12,987
Deferred revenue and customer deposits	—	313	655
Current portion of debt	13,900	29,624	13,312

Total current liabilities	22,412	48,110	28,115
Long-term portion of debt	271,044	300,779	369,448
Other long-term liabilities	16,405	32,331	42,976

Total liabilities	$309,861	$381,220	$440,539

14.	PPA I Decommissioning

During 2015, the Company recorded a reduction in product revenue totaling $41.8 million for the decommissioning of its PPA I Energy Servers.

The Company’s PPA I sales arrangements qualified as sales-type leases and therefore, product revenue was recognized upfront at acceptance and a customer financing receivable was recorded on the balance sheet. The product revenue related to these arrangements was recognized in 2010 through 2012. To date, the Company has incurred significant costs to service and maintain these first and second generation Energy Servers deployed in these arrangements that are still in service, primarily because it has had to frequently replace expensive components within these systems. The Company’s new generation Energy Servers being deployed have longer lives with lower service and maintenance costs than the earlier generation Energy Servers. Each of PPA I’s power purchase agreements with its customers has a 10 year contract term, with the last service site not ending until 2021. In an effort to minimize the financial effect of these service costs in future periods from these legacy systems, in December 2015, the Company initiated a PPA I fleet decommissioning program, in agreement with its tax equity investor whereby it would seek to renegotiate its existing PPA arrangements and purchase the tax equity investor’s interest in PPA I. In January 2016, the Company issued an additional $25.0 million of the Company’s 5% Notes for the purchase of such tax equity investor’s interest. The issuance was recorded as a reduction in the Company’s Stockholders’ Deficit at the net fair value of the notes. The difference between the fair value of the notes and the noncontrolling interest reduction has been recognized in stockholders’ equity in the first quarter of 2016, in accordance with ASC 810-10-45-23. ASC 810-10-45-23 states that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions and no gain or loss shall be recognized in consolidated net income or comprehensive income. The Company’s purchase of the tax equity investor’s interest in PPA I resulted in a change in the Company’s ownership interest in PPA I while the Company continued to hold the controlling financial interest in PPA I. Accordingly, the difference between the fair value of the notes, issued to purchase the tax equity investor’s interest in PPA I, and the noncontrolling interest reduction has been recognized in stockholders’ equity. Since the decommissioning impacts existing customers, the Company has and will continue to convert these existing customers from a PPA I sales arrangement to either a new Bloom Electrons agreement or another lease arrangement and will install a newer generation Energy Server. Since the underlying assets under the arrangement are being replaced (i.e., new generation Energy Servers will be installed in place of the decommissioned older generation Energy Servers), the decommissioning of Energy Servers under the program does not constitute a lease modification, and has been accounted for as a lease termination. Through June 30, 2016, the Company has replaced 97 Energy Servers with new generation Energy Servers sold as part of a new sales arrangement. As the original sale was recognized as product revenue upfront under the assumption that the lease payments were non-cancellable, the Company recorded the related decommissioning charge as a reduction in product revenue on the consolidated statement of operations, including a related asset impairment charge of $31.8 million related to the customer financing receivable, in accordance with the guidance on the accounting for impairment of financing receivables within ASC 310, Receivables. The amount of impairment is based on the remaining estimated amount of receivable that the Company expects to collect under the PPA I arrangements until the planned dates of decommissioning of systems at customers’ sites, and the estimated output levels of these systems based on their current output levels.

Additionally, the Company’s policy is that cash grants received under the American Recovery and Reinvestment Act of 2009 (ARRA) are treated as revenue when received. In accordance with the guidance on accounting for loss contingencies under ASC, Contingencies, charges for estimated future cash expenditures were recorded in December 2015 for the estimated loss of $10.0 million related to estimated reimbursements of such cash grants received due to certain recapture provisions under the grant program. As the amount previously received under the grant program was recognized as product revenue, the Company recorded the related loss as a reduction in product revenue on the consolidated statements of operations. The estimated amount of the reimbursement is based on the planned dates of decommissioning of the systems which determine the proportionate amount of grant recapture based on the date of installation of the system and the date of its decommissioning. The decommissioning program is expected to be completed by the fourth quarter of 2016.

15.	Customer Financing Leases, Receivable

Net Investment in Sales-Type Financing Leases

The components of investment in sales-type financing leases consisted of the following (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2016
			(unaudited)
Total minimum lease payments to be received	$214,455	$141,348	$131,298
Less: Amounts representing estimated executing costs	(71,695)	(43,066)	(36,713)

Net present value of minimum lease payments to be received	142,760	98,282	94,585
Estimated residual value of leased assets	3,470	1,250	1,250
Less: Unearned income	(13,303)	(6,685)	(6,192)

Net investment in sales-type financing leases	132,927	92,847	89,643
Less: Current portion	(8,531)	(5,906)	(5,391)

Non-current portion of investment in sales-type financing leases	$124,396	$86,941	$84,252

The future scheduled customer payments from sales-type financing leases were as follows (in thousands):

	June 30,
	(unaudited)
	2016	2017	2018	2019	2020	Beyond 2020
Future minimum lease payments, less interest	$2,700	$5,547	$5,944	$6,361	$6,826	$61,011

16.	Income Taxes

The following table presents domestic and foreign components of income (loss) before income taxes for the periods presented (in thousands):

	Years Ended December 31,		June 30
	2014	2015	2016
			(unaudited)
United States	$(263,246)	$(346,488)	$(139,661)
Foreign	1,835	1,514	856

Total	$(261,411)	$(344,974)	$(138,805)

The income tax expense is composed of the following (in thousands):

	Years Ended December 31,		June 30
	2014	2015	2016
			(unaudited)
Current
Federal	$—	$—	$—
State	36	41	162
Foreign	743	719	263

Total current	$779	$760	$425

Deferred
Federal	$—	$—	$—
State	—	—	—
Foreign	(205)	(53)	—

Total deferred	(205)	(53)	—

Total income tax expense	$574	$707	$425

The reconciliation of the Company’s effective taxes to the statutory federal income taxes is as follows (in thousands):

	Years Ended December 31,
	2014	2015
Tax at federal statutory rate	$(88,880)	$(117,291)
State taxes, net of federal effect	36	41
Non-US tax effect	(86)	152
Nondeductible expenses	3,316	3,807
Stock-based compensation	2,267	2,892
Change in valuation allowance	83,921	111,106

Provision for income taxes	$574	$707

For the year ended December 31, 2015, the Company recorded an expense for income taxes of $0.7 million on a pre-tax loss of $345.0 million, for an effective tax rate of (0.2)%. For the year ended December 31, 2014, the Company recorded an expense for income taxes of $0.6 million on a pre-tax loss of $261.4 million, for an effective tax rate of (0.2)%. The effective tax rate for both 2014 and 2015 is lower than the statutory federal tax rate primarily due to a full valuation allowance against U.S. deferred tax assets.

Significant components of the Company’s deferred tax assets consist of the following (in thousands):

	December 31,
	2014	2015
Tax credits and NOLs	$457,907	$554,683
Depreciation and amortization	3,809	4,683
Deferred revenue	4,005	8,567
Accruals and reserves	23,478	27,379
Stock-based compensation	11,128	14,644
Derivative liability	—	24,885
Other items	9,443	9,406

Gross deferred tax assets	509,770	644,247
Valuation allowance	(490,970)	(596,007)

Net deferred tax assets	18,800	48,240

Investment in PPA entities	(18,093)	(22,760)
Debt issuance cost	—	(24,711)

Gross deferred tax liabilities	(18,093)	(47,471)

Net deferred tax asset	$707	$769

Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (or loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, is not more-likely-than-not to be realized. Management believes that, based on available evidences, both positive and negative, it is more likely than not that the U.S. deferred tax assets will not be utilized, such that a full valuation allowance has been recorded.

The valuation allowance for deferred tax assets was $491.0 million and $596.0 million as of December 31, 2014 and 2015, respectively. The net change in the total valuation allowance for the years ended December 31, 2014 and December 31, 2015 was an increase of $70.6 million and $105.0 million, respectively. There were no releases from the valuation allowance in either period.

At December 31, 2015, the Company had federal and state net operating loss carryforwards of $1.4 billion and $1.1 billion, respectively, which will expire, if unused, beginning in 2022 and 2016, respectively. At December 31, 2015, the Company has federal and state net operating loss carryforwards of $11.4 million and $11.3 million, respectively, associated with windfall tax benefits that will be recorded as additional paid-in capital if realized. In addition, the Company had approximately $13.9 million of federal research credit, $4.8 million of federal investment tax credit, and $12.2 million of state research credit carryforwards. The federal tax credit carryforwards begin to expire in 2022. The state credit carryforwards may be carried forward indefinitely. The Company has not reflected deferred tax assets for the federal and state research credit carryforwards as the entire amount of the carryforwards represent unrecognized tax benefits.

Internal Revenue Code Section 382 (“Section 382”) limits the use of net operating loss and tax credit carryforwards in certain situations in which changes occur in the capital stock ownership of the Company. Any annual limitation may result in the expiration of net operating losses and credits before utilization. If the Company should have an ownership change, as defined by the tax law, utilization of the net operating loss and carryforwards could be significantly reduced. The Company completed a Section 382 analysis through December 31, 2015. Based on this analysis, Section 382 limitations will not have a material impact on the Company’s net operating loss and credit carryforwards.

The Tax Increase Prevention Act of 2014, enacted December 19, 2014, reinstated the research and development credit for 2014. The Consolidated Appropriations Act, 2016, enacted December 18, 2015, reinstated the research and development credit retroactively for 2015 and has made the credit permanent going forward.

The Company has not provided for U.S. federal income and foreign withholding taxes on non-U.S. subsidiaries’ undistributed earnings as of December 31, 2015, because such earnings are intended to be indefinitely reinvested in the operations related to the Company’s international operations. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes, subject to an adjustment for foreign tax credits. Undistributed earnings are immaterial to date.

During the year ended December 31, 2015, the amount of uncertain tax positions increased by $0.7 million. The Company has not recorded any uncertain tax liabilities associated with its tax positions.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits were as follows (in thousands):

	December 31,
	2014	2015
Unrecognized tax benefits beginning balance	$24,331	$25,496
Gross decrease for tax positions of prior year	—	—
Gross increase for tax positions of current year	1,165	669

Unrecognized tax benefits end balance	$25,496	$26,165

If fully recognized in the future, there would be no impact to the effective tax rate, and $22.0 million would result in adjustments to the valuation allowance. The Company does not have any tax positions that are expected to significantly increase or decrease within the next 12 months.

Interest and penalties, to the extent there are any, are included in income tax expense and there was no interest or penalties accrued during or for the years ended December 31, 2014 and 2015.

The Company is subject to taxation in the United States and various states and foreign jurisdictions. With the exception of the PPA I entity, the Company currently does not have any tax examinations in progress nor has it had any tax examinations since its inception. All of the Company’s tax years will remain open for examination by federal and state authorities for three and four years from the date of utilization of any net operating losses and tax credits. PPA I had a federal tax audit for the years ended December 31, 2010 through 2012, and as such, these years remain open for examination by state authorities only.

In November 2015, the FASB issued Accounting Standards Update 2015-17, which simplifies the presentation of deferred income taxes by requiring that deferred tax assets and liabilities be presented as non-current. The standard impacts presentation only. The Company elected to early adopt the standard on a retrospective basis effective December 31, 2015 and all deferred tax assets and liabilities are classified as non-current on the Company’s consolidated balance sheets. Adoption of this ASU resulted in a reclassification of the Company’s net current deferred tax asset to the net non-current deferred tax asset in the consolidated balance sheet as of December 31, 2014 and 2015. All prior period amounts have been reclassified to conform with current period presentation as follows:

	December 31,
	2014 (Original)	2014 (As revised)
Current deferred tax assets	$1,714	$—
Non-current deferred tax assets	—	707
Non-current deferred tax liabilities	(1,007)	—

Net deferred tax assets	$707	$707

17.	Commitments and Contingencies

Indemnification Agreements

The Company enters into standard indemnification agreements with its customers and certain other business partners in the ordinary course of business. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

Leases

The Company leases its facilities, office buildings and equipment under operating leases that expire at various dates through December 2020. The Company’s headquarters are used for corporate administration, research and development, sales and marketing, and manufacturing and currently occupy approximately 31,000 square feet of office space in Sunnyvale, California under lease through February 2018. Rent expense for all office facilities was $6.0 million, $5.9 million, $1.5 million and $2.8 million during the years ended December 31, 2014 and 2015, and the six months ended June 30, 2015 and 2016, respectively.

Beginning in December 2015, the Company is a party to master lease agreements that provide for the sale of Energy Servers to third parties and the simultaneous leaseback of the systems, which the Company then subleases to its customers. The lease agreements expire on various dates through 2025 and there was no rent expense during the year ended December 31, 2015. Rent expense was $2.8 million for the six months ended June 30, 2016.

At December 31, 2015, future minimum lease payments under operating leases were as follows (in thousands):

2016	$6,085
2017	5,031
2018	4,502
2019	2,912
2020	2,987
Thereafter	8,375

$29,892

At June 30, 2016 (unaudited), future minimum lease payments under operating leases were as follows (in thousands):

2016	$5,391
2017	10,196
2018	9,576
2019	7,792
2020	7,935
Thereafter	33,365

$74,255

Purchase Commitments with Suppliers and Contract Manufacturers

In order to reduce manufacturing lead-times and ensure an adequate supply of inventories, the Company has agreements with its component suppliers and contract manufacturers to allow them to procure long lead-time component inventory based on a rolling production forecast. The Company is contractually obligated to purchase long lead-time component inventory procured by certain manufacturers in accordance with its forecasts. The Company can generally give notice of order cancellation at least 90 days prior to the delivery date. However, the Company issues purchase orders to its component suppliers and third-party manufacturers that may not be cancellable. As of June 30, 2016, the Company had no open purchase orders with its component suppliers and third-party manufacturers that are not cancellable.

Power Purchase Agreement Program

Under the terms of the Bloom Electrons program (Refer to Note 13, Power Purchase Agreement Programs), customers agree to purchase power from the Company’s Energy Servers at negotiated rates, generally for periods of up to twenty one years. The Company is responsible for all operating costs necessary to maintain, monitor and repair the Energy Servers, sometimes including fuel necessary to operate the systems.

The PPA entities guarantee the performance of Energy Servers at certain levels of output and efficiency to its customers over the contractual term. The PPA entities monitor the need for any accruals arising from such guarantees, which are calculated as the difference between committed and actual power output or between natural gas consumption at warranted efficiency levels and actual consumption, multiplied by the contractual rates with the customer. Amounts payable under these guarantees are accrued in periods when the guarantees are not met and recorded in cost of service revenue in the consolidated statements of operations. The PPA entities did not have any such payments or liabilities during the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016.

The related fuel supply contracts are carried at fair value. Should actual results differ from the Company’s estimates, the Company’s results of operations could be negatively impacted.

Legal Matters

From time to time, the Company is involved in disputes, claims, litigation, investigations, proceedings and/or other legal actions, consisting of commercial, securities, and employment matters that arise in the ordinary course of business. The Company reviews all legal matters at least quarterly and assesses whether an accrual for loss contingencies needs to be recorded. The assessment reflects the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular situation. The Company records an accrual for loss contingencies when management believes that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Legal matters are subject to uncertainties and are inherently unpredictable, so the actual liability in any such matters may be materially different from the Company’s estimates. If an unfavorable resolution were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated financial condition, results of operations or cash flows for the period in which the resolution occurs or on future periods.

During the year ended December 31, 2013, the Company recorded $16.7 million in charges related to disputes with a securities placement agent, who is also an investor and who had executed a related agency agreement in early 2009. The disputes were resolved in early 2014. The settlement was settled via the issuance of 200,000 convertible redeemable preferred Series G, 400,000 warrants to purchase convertible redeemable preferred Series G, and 50,000 warrants to purchase common shares, in addition to 200,000 common shares that will be issued six months after the effective date of an initial public offering. The related charges were recorded in general and administrative expenses within the consolidated statement of operations. As part of the settlement, in June 2014, the Company extended a $5.0 million non-recourse loan to the principals of the securities placement agent. The loan is payable to the Company over a term of five years bearing an interest rate of 1.81% per year, compounding annually, secured by the warrants discussed above.

18.	Derivative Financial Instruments

On July 9, 2010, the Company entered into three derivative natural gas call option contracts to fix the price of natural gas at strike prices of $6.90, $7.22 and $5.80 per Million Metric British Thermal Units (MMBtu) against the midpoint price at certain public utility companies. The call option contracts expire beginning in 2016 and ending in 2022. MMBtu is a traditional unit of energy used to describe the heat value (energy content) of fuels. In exchange for fixing the price of natural gas, the Company paid Credit Suisse a premium of $10.0 million based on the number of MMBtu per transaction. The derivatives were set up to settle in monthly natural gas requirements and were based on the difference between the average commodity reference prices and the contracted fixed price for each location.

The natural gas call options and fixed price forward contracts are used as part of the Company’s program to manage the risk for controlling the overall cost of natural gas by the Company. These natural gas fixed price derivative contracts meet the definition of a derivative; however the Company has not elected to designate these contracts as a hedge and accordingly, any changes in their fair value go through cost of revenue in the consolidated statements of operations. The fair value of these contracts is determined using forward interest rates and combination of factors including spot and future natural gas prices. During the year ended December 31, 2010, the Company marked-to-market the fair value of its investments in natural gas call options and recorded a loss of $4.7 million in cost of revenue on the consolidated statement of operations.

On September 1, 2011, the Company novated all three of its natural gas call option contracts for fixed price physical delivery forward contracts for natural gas, and as part of this transaction, the Company received $10.0 million in cash for its natural gas call option contracts. The gain of $4.9 million resulting from the novation of the contracts was recorded in cost of revenue on the consolidated statement of operations.

At December 31, 2014 and 2015 and June 30, 2016, the Company marked-to-market the fair value of its fixed price natural gas forward contract and recorded a loss of $1.1 million, $3.6 million and a gain of $1.8 million, respectively, in cost of revenue on the consolidated statement of operations.

The following table provides the fair value of the Company’s natural gas fixed price contracts:

	Years Ended December 31,				Six Months Ended June 30,
	2014		2015		2016
	Number of Contracts (MMBTU) (2)	Fair Value	Number of Contracts (MMBTU) (2)	Fair Value	Number of Contracts (MMBTU) (2)	Fair Value
					(unaudited)
Liabilities (1)
Natural gas fixed price forward contracts (not under hedging relationships)	7,906	$18,080	6,700	$21,725	6,102	$19,910

(1)	Recorded in other current liabilities and other long-term liabilities in the consolidated balance sheets.
(2)	One MMBTU is a traditional unit of energy used to describe the heat value (energy content) of fuels.

In September 2013, PPA Company IIIb entered into an interest rate swap arrangement to convert a variable interest rate on debt to a fixed rate. The Company designated and documented its interest rate swap arrangement as a cash flow hedge. The swap’s term ends on October 1, 2020 concurrent with the final maturity of the debt floating interest rates reset on a quarterly basis. The Company evaluates and calculates the effectiveness of the hedge at each reporting date. The effective change was recorded in accumulated other comprehensive loss and was recognized as interest expense on settlement. The notional amounts of the swap were $31.8 million and $22.8 million as of December 31, 2014 and 2015. By entering into the swap, the Company minimizes the impact of fluctuations from interest rate changes on its outstanding debt where LIBOR is applied. The Company measures the swap at fair value on a recurring basis. Fair value is determined by discounting future cash flows using LIBOR rates with appropriate adjustment for credit risk. The Company recorded a loss of $0.5 million and a gain of $0.2 million during the years ended December 31, 2014 and 2015, respectively, due to the change in swap’s fair value included in other expense, net in the consolidated statement of operations.

On December 15, 2015 and January 29, 2016, the Company issued $160.0 million and $25.0 million, respectively, of 5% Convertible Senior Secured PIK Notes that mature in December 2020. The 5% Notes are convertible at the option of the holders at a conversion price per share equal to the lower of $30.91 and 90% of the offering price of the Company’s common stock sold in an initial public offering. The valuation of this embedded put feature is recorded as a derivative liability in the consolidated balance sheet. The notes were initially recorded net of a discount of $6.3 million and the fair value of the embedded derivatives within the notes was $64.7 million. Fair value was determined using the binomial lattice method. The debt discount is being amortized through interest expense on the consolidated statements of operations over an accelerated three year amortization period based on when the notes become puttable. The Company measures the fair value of the derivatives at each reporting date and there was no material gain or loss recorded due to the change in valuation at December 31, 2015. The Company recorded a loss of $2.3 million due to the change in valuation at June 30, 2016.

19.	Bank Loans and Security Agreements

The following is a summary of the Company’s debt as of June 30, 2016 (in thousands) (unaudited):

	Unpaid Principal Balance	Net Carrying Value		Unused Borrowing Capacity	Interest Rate	Maturity Dates	Entity	Recourse

		Current	Long-Term
5.22% senior secured notes	$110,299	$12,039	$96,016	$—	5.2%	March 2025	PPA II	No
Term loan	43,166	—	37,047	—	7.5%	September 2028	PPA IIIa	No
Term loan	26,665	284	24,479	—	LIBOR plus margin	October 2020	PPA IIIb	No
6.07% senior secured notes	87,116	989	84,624	—	6.1%	March 2030	PPA IV	No
Term loan	131,237	—	127,282	—	LIBOR plus margin	December 2021	PPA V	No
Letters of Credit	—	—	—	6,439	LIBOR plus margin	December 2021	PPA V	No

Total non-recourse debt	398,483	13,312	369,448	6,439

Line of credit	500	500	—	—	2.7%	July 2016	Company	Yes
Term loan	7,392	1,696	5,697	—	LIBOR plus margin	January 2020	Company	Yes
Term Equipment Loan	836	836	—	—	LIBOR plus margin	November 2016	Company	Yes
8% convertible promissory notes	217,060	8,461	208,599	—	8.0%	December 2017	Company	Yes
5% convertible promissory notes	189,938	—	120,579	—	5.0%	December 2020	Company	Yes

Total recourse debt	415,726	11,493	334,875	—

Total debt	$814,209	$24,805	$704,323	$6,439

The following is a summary of the Company’s debt as of December 31, 2015 (in thousands):

	Unpaid Principal Balance	Net Carrying Value		Unused Borrowing Capacity	Interest Rate	Maturity Dates	Entity	Recourse

		Current	Long-Term
5.22% senior secured notes	$119,079	$13,527	$103,006	$—	5.2%	March 2025	PPA II	No
Term loan	43,805	200	37,101	—	7.5%	September 2028	PPA IIIa	No
Term loan	27,678	904	24,643	—	LIBOR plus margin	October 2020	PPA IIIb	No
6.07% senior secured notes	98,878	14,993	82,297	—	6.1%	March 2030	PPA IV	No
Term loan	57,748	—	53,732	73,489	LIBOR plus margin	December 2021	PPA V	No
Letters of credit	—	—	—	6,439	LIBOR plus margin	December 2021	PPA V	No

Total non-recourse debt	347,188	29,624	300,779	79,928

Line of credit	1,122	1,122	—	—	2.7%	July 2016	Company	Yes
Term loan	8,237	1,706	6,530	—	LIBOR plus margin	January 2020	Company	Yes
Term equipment loan	1,674	1,674	—	—	LIBOR plus margin	November 2016	Company	Yes
8% convertible promissory notes	208,599	—	208,599	—	8.0%	December 2017	Company	Yes
5% convertible promissory notes	160,000	—	89,948	—	5.0%	December 2020	Company	Yes

Total recourse debt	379,632	4,502	305,077	—

Total debt	$726,820	$34,126	$605,856	$79,928

The following is a summary of the Company’s debt as of December 31, 2014 (in thousands):

	Unpaid Principal Balance	Net Carrying Value		Unused Borrowing Capacity	Interest Rate	Maturity Dates	Entity	Recourse
		Current	Long-Term
5.22% senior secured notes	$133,269	$13,640	$116,311	$—	5.2%	March 2025	PPA II	No
Term loan	44,804	226	37,184	—	7.5%	September 2028	PPA IIIa	No
Term loan	23,235	—	20,630	8,906	LIBOR plus margin	October 2020	PPA IIIb	No
6.07% senior secured notes	99,000	34	96,918	—	6.1%	March 2030	PPA IV	No

Total non-recourse debt	300,308	13,900	271,043	8,906

Line of credit	2,505	1,518	987	—	2.7%	July 2016	Company	Yes
Term loan	9,902	1,704	8,198	—	LIBOR plus margin	January 2020	Company	Yes
Term equipment loan	3,345	1,677	1,668	—	LIBOR plus margin	November 2016	Company	Yes
8% convertible promissory notes	132,942	792	132,150	—	8.0%	December 2017	Company	Yes
Revolving line of credit	32,081	32,081	—	2,919	AR 3.8%, INV 5.3%	November 2015	Company	Yes
Equipment line of credit	1,677	1,678	—	—	7.5%	December 2015	Company	Yes
Equipment line of credit	1,230	1,230	—	—	6.8%	March 2015	Company	Yes
Equipment line of credit	252	252	—	—	6.8%	June 2015	Company	Yes

Total recourse debt	183,934	40,932	143,003	2,919

Total debt	$484,242	$54,832	$414,046	$11,825

Recourse debt refers to debt that is recourse to the Company’s general assets. Non-recourse debt refers to debt that is recourse to only specified assets or subsidiaries of the Company. The differences between the unpaid principal balances and the net carrying values are due to debt discounts and deferred financing costs. The Company’s debt is described further below.

Non-recourse Debt Facilities

5.22% Senior Secured Notes

In March 2013, PPA Company II refinanced its existing debt by issuing 5.22% Senior Secured Notes (PPA II Notes) due March 30, 2025. The total amount of the loan proceeds was $144.8 million, including

$28.8 million to repay outstanding principal of existing debt, $21.7 million for debt service reserves and transaction costs, and $94.3 million to fund the remaining system purchases. The loan is a fixed rate term loan that bears an annual interest rate of 5.22% payable quarterly. The loan has a fixed amortization schedule of the principal, payable quarterly, which began March 30, 2014 that requires repayment in full by March 30, 2025. The Note Purchase Agreement requires the Company to maintain a debt service reserve, the balance of which was $11.2 million, $11.2 million, and $11.2 million as of December 31, 2014 and 2015 and as of June 30, 2016, respectively, and was included as part of long-term restricted cash in the consolidated balance sheets. The PPA II Notes are secured by all the assets of PPA II. The Company was in compliance with all financial covenants as of December 31, 2015 and June 30, 2016.

Term Loan due September 2028

In December 2012 and later amended in August 2013, PPA IIIa entered into a $46.8 million credit agreement to help fund the purchase and installation of Bloom Energy Servers. The loan bears a fixed interest rate of 7.5% payable quarterly. The loan requires quarterly principal payments which began in March 2014. The credit agreement requires the Company to maintain a debt service reserve for all funded systems, the balance of which was $3.6 million, $3.6 million and $3.6 million as of December 31, 2014 and 2015 and as of June 30, 2016, respectively, and was included as part of long-term restricted cash in the consolidated balance sheets. The loan is secured by all assets of PPA IIIa. The Company was in compliance with all financial covenants as of December 31, 2015 and June 30, 2016.

Term Loan due October 2020

In September 2013, PPA IIIb entered into a credit agreement to help fund the purchase and installation of Bloom Energy Servers. In accordance with that agreement, PPA IIIb issued floating rate debt based on LIBOR plus a margin of 5.2%, paid quarterly. The aggregate amount of the debt facility is $32.5 million. The credit agreement requires the Company to maintain a debt service reserve for all funded systems, the balance of which was $1.2 million, $1.7 million and $1.7 million as of December 31, 2014 and 2015 and as of June 30, 2016, respectively, and was included as part of long-term restricted cash in the consolidated balance sheets. The loan is secured by all assets of PPA IIIb and requires quarterly principal payments starting in July 2014. The Company was in compliance with all financial covenants as of December 31, 2015 and June 30, 2016.

6.07% Senior Secured Notes

In July 2014, PPA IV issued senior secured notes (PPA IV Notes) amounting to $99.0 million to third parties to help fund the purchase and installation of Bloom Energy Servers. The PPA IV Notes bear a fixed interest rate of 6.07% payable quarterly. The principal amount of the PPA IV Notes is payable quarterly starting in December 2015 and ending in March 2030. In March 2015, the Note Purchase Agreement was amended to extend the date certain to March 31, 2016. As of December 31, 2015, PPA IV estimates it will only reach a system capacity of 18.95 megawatts and therefore anticipates a prepayment of the notes in the amount of $14.6 million will be required. The anticipated prepayment has been classified as part of short-term debt in the consolidated balance sheets. The Note Purchase Agreement requires the Company to maintain a debt service reserve, the balance of which was $6.9 million, $6.9 million and $6.2 million as of December 31, 2014 and 2015 and as of June 30, 2016, respectively, and was included as part of restricted cash in the consolidated balance sheets. The PPA IV Notes are secured by all the assets of the PPA IV. The Company was in compliance with all financial covenants as of December 31, 2015 and June 30, 2016.

Term Loan due December 2021 and Letters of Credit due December 2021

In June 2015, PPA V entered into a $131.2 million credit agreement to fund the purchase and installation of Bloom Energy Servers. The lenders are a group of five financial institutions. In addition, the lenders further have commitments to the Letter of Credit (LC) facility with the aggregate principal amount of $6.4 million. The LC facility is to fund the Debt Service Reserve Account. In accordance with that agreement, PPA V was issued a floating rate debt based on LIBOR plus a margin, paid quarterly. The applicable margins used for calculating interest expense are 2.125% for the loan time period prior to the term conversion date; 2.25% for years 1-3 following the term conversion date and 2.5% for after year 3 following the term conversion date. For Lenders’ commitments to the loan, and the commitments to the LC loan, the PPA V also pays commitment fees at 0.50% per annum over the outstanding commitments, paid quarterly. The loan is secured by all the assets of the PPA V and requires quarterly principal payments beginning in March 2017. The Company was in compliance with all financial covenants as of December 31, 2015 and June 30, 2016.

In connection with the floating-rate credit agreement, in July 2015, the Company entered into pay-fixed, receive-float interest rate swap agreements to convert its floating-rate loan into a fixed-rate loan.

Production insurance policies are in place to protect lenders of PPA IIIb, PPA IV and PPA V in the event that cash flows are insufficient to meet debt service obligations due to Energy Server underperformance. Amounts paid for production insurance are recorded in prepaid and other current assets and in other long-term assets in the consolidated balance sheets and are amortized over the expected terms of the loans.

Recourse Debt Facilities

Line of Credit

On December 31, 2012, the Company entered into a $5.0 million equipment line of credit with a financial institution. At December 31, 2012, the Company utilized the entire $5.0 million of the equipment line of credit with terms of 42 months, payable monthly, at an annual rate equal to 2.70% which matures in July 2016. As of December 31, 2015 and June 30, 2016, the debt outstanding was $1.12 million and $0.5 million, respectively. The Company was in compliance with all covenants as of December 31, 2015 and June 30, 2016.

Term Loan due January 2020

On May 22, 2013, the Company entered into a $12.0 million financing agreement with a financial institution. The loan has a term of 90 months, payable monthly at a variable rate equal to one-month LIBOR plus the applicable margin. As of December 31, 2015 and June 30, 2016, the debt outstanding was $8.2 million and $7.4 million, respectively. The Company was in compliance with all covenants as of December 31, 2015 and June 30, 2016.

Term Equipment Loan due November 2016

On May 22, 2013, the Company entered into a $5.0 million equipment loan with a financial institution. During 2013, the Company utilized $5.0 million of the equipment loan with terms of 39 months, payable monthly at a variable rate equal to one-month LIBOR plus the applicable margin. As of December 31, 2015 and June 30, 2016, the debt outstanding was $1.7 million and $0.8 million, respectively. The Company was in compliance with all covenants as of December 31, 2015 and June 30, 2016.

8% Convertible Promissory Notes

In December 2014, the Company entered into a three year $132.2 million convertible promissory note agreements with certain investors, including $10.0 million each from three related parties. The related parties consisted of Independent Board Members of the Company from Alberta Investment Management Corporation, KPCB Holdings, Inc. and New Enterprise Associates.

As part of the December 2014, convertible promissory note agreements with certain investors, the Company entered into two more promissory note agreements in January and February 2015 for an additional $34.0 million and in June 2015 the Company entered into an additional promissory note agreement for $27.0 million. The total principal amount of the promissory notes issued is $132.2 million, $193.2 million and $193.2 million as of December 31, 2014 and 2015 and as of June 30, 2016, respectively. The loans, which bear a fixed interest rate of 8.0%, compounded monthly, are due at maturity or at the election of the investor, the accrued interest would be due in December of each year. As of December 31, 2014 and 2015 and as of June 30, 2016, the total amount outstanding was $132.9 million, $208.6 million and $217.1 million, respectively, including accrued interest. At the election of the investor, the accrued interest can be paid in December of each year. Investors have the right to convert the unpaid principal and accrued interest to Series G convertible preferred stock at any time at the price of $25.76. If an initial public offering occurs prior to the payment in full, the outstanding principal and accrued interest will mandatorily convert into Series G convertible preferred stock. The Company was in compliance with all covenants as of December 31, 2015 and June 30, 2016.

5% Convertible Promissory Notes

In December 2015 and January 2016, the Company entered into three promissory note agreements with J.P. Morgan, Canadian Pension Plan Investment Board (CPPIB), and Mehetia Inc. The total value of the promissory notes is $185.0 million and bear a 5% fixed interest rate, compounded monthly, are entirely due at maturity. As of December 31, 2015 and June 30, 2016, the debt outstanding was $160.3 million and $190.0 million, respectively, including accrued interest. The outstanding principal and accrued interest do not mandatorily convert into common stock in the event of an initial public offering. At the election of the investors, the accrued interest and the unpaid principal can be converted into common stock at any time. In certain circumstances, the notes are also redeemable at the Company’s option, in whole or in part, in connection with a Change of Control or at a qualified IPO at a redemption price.

As of December 31, 2015 and June 30, 2016, the debt outstanding related to all convertible promissory notes was $369.0 million and $407.1 million, respectively, including principal and accrued interest. The Company was in compliance with all covenants as of December 31, 2015 and June 30, 2016.

Equipment Line of Credit, Due December 2015, March 2015, and June 2015

On December 31, 2010, the Company entered into a $20.0 million equipment line of credit with a financial institution. During 2011, the Company utilized $10.0 million of the equipment line of credit with terms ranging from 30 months to 48 months, payable monthly, at an annual rate equal to 6.75% to 7.50%, respectively. During 2012, the Company utilized the remaining $10.0 million of the equipment line of credit with terms of 30 months, payable monthly, at an annual rate equal to 6.75%. The final payment of principal and interest was made on December 1, 2015 upon the maturity date. As part of the equipment line of credit, the Company paid a fee of $1.7 million as final payment of principal and interest when the loans were due. The fee was accreted as incremental interest expense over the loans’ repayment periods. At December 31, 2014, the accreted incremental interest expense associated with this fee was immaterial.

Revolving Line of Credit

On March 30, 2012, the Company entered into a $35.0 million revolving line of credit with a financial institution. The line of credit was secured by certain assets and was subject to certain guaranties by the Company. On December 15, 2015, the Company paid the remaining balance of $22.4 million, which included the principal amount of all advances, the unpaid interest thereon, and other obligations relating to the revolving line of credit.

The following table presents detail of the outstanding loan principal repayment schedule as of June 30, 2016 (in thousands) (unaudited):

For the Years Ending December 31,
2016	$17,092
2017	226,508
2018	19,519
2019	21,873
2020	214,037
Thereafter	315,180

$814,209

Interest expense of $20.5 million, $39.4 million, $17.4 million and $37.0 million for the years ended December 31, 2014 and 2015 and the six months ended June 30, 2015 and 2016, respectively, was recorded in interest expense on the consolidated statements of operations.

20.	Stockholders’ Deficit

Common Stock

The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 170,000,000 shares of $0.0001 par value common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when and if declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. As of June 30, 2016, no dividends had been declared or paid since inception.

On November 26, 2014, the Company filed an amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of common stock by 22,035,434 to a total of 161,000,000.

On December 7, 2015, the Company filed an amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of common stock by 9,000,000 shares to a total of 170,000,000 shares.

21.	Convertible Preferred Stock

During the year ended December 31, 2013, the Company recorded $16.7 million in charges related to disputes with a securities placement agent, who is also an investor and who had executed a related agency agreement in early 2009. The disputes were resolved in early 2014. The settlement was settled via the issuance of preferred shares and warrants to purchase preferred and common shares. The related charges were recorded in general and administrative expenses within the consolidated statement of operations.

On January 21, 2014, the Company issued 19,409 shares of Series G preferred at $25.76 per share. Proceeds from the issuance of the Series G convertible preferred stock, net of issuance costs, was $0.5 million. These Series G preferred shares have substantially similar terms and conditions as the currently outstanding preferred shares.

On June 27, 2014 the Company issued 100,000 shares of Series G convertible preferred stock as part of a dispute settlement with a securities placement agent, who is also an investor and who executed a related agency agreement in early 2009. These Series G preferred shares have substantially similar terms and conditions as the currently outstanding preferred shares.

On November 26, 2014, the Company filed an amendment to the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of preferred stock by 9,609,694 shares to a total of 120,692,417 shares.

On July 1, 2015, the Company issued 100,000 shares of Series G convertible preferred stock at $25.76 per share as part of a dispute settlement with a securities placement agent, who is also an investor and who executed a related agency agreement in early 2009. These Series G preferred shares have substantially similar terms and conditions as the currently outstanding preferred shares.

On June 17, 2016, the Company issued 116,459 shares of Series G convertible preferred stock at $25.76 per share. Proceeds from the issuance of the Series G convertible preferred stock, net of issuance costs, was $3.0 million. These Series G preferred shares have substantially similar terms and conditions as the currently outstanding preferred shares.

The following table summarizes the Company’s convertible preferred stock (in thousands except share data):

			Carrying
		Shares	Value at
	Shares	Issued and	June 30,	Liquidation
	Authorized	Outstanding	2016	Preference
			(unaudited)
Series A preferred	14,061,152	14,061,152	$8,956	$4,689
Series B preferred	11,803,284	11,803,284	11,941	11,998
Series C preferred	8,968,604	8,968,604	44,928	45,000
Series D preferred	9,665,746	9,665,746	102,648	103,907
Series E preferred	14,229,597	14,229,597	198,265	167,767
Series F preferred	21,895,873	20,828,717	376,955	385,748
Series G preferred	40,068,161	28,053,021	722,142	722,646

	120,692,417	107,610,121	$1,465,835	$1,441,755

The rights, preferences, privileges, and restrictions for the convertible preferred stock are as follows:

Dividends

The holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock are entitled to receive annual dividends payable, prior and in preference to any declaration or payment of any dividend on the common stock at a rate of 10% of the original issuance price, as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events with respect to such Series of preferred, of the applicable series. Such dividends shall be payable only when and if declared by the Company’s board of directors and shall not be cumulative. After payment of such dividends to the holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock, any additional dividends declared shall be distributed among all holders of preferred stock and common stock on an as-converted basis. No dividends on preferred stock or common stock have been declared by the Board of Directors through June 30, 2016.

Liquidation Preference

The holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock have liquidation preferences prior and in preference to any distribution of any of the assets or surplus funds of the Company or consideration received in any liquidation to the holders of the common stock, equal to the original issue price of $0.33, $1.02, $5.02, $10.75, $11.79, $18.52 and $25.76, per share, respectively, as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events with respect to such series of preferred, and, in addition, an amount equal to all declared but unpaid dividends, if any, on such preferred stock. If the assets, funds or consideration thus distributed among the holders of the preferred stock shall be insufficient to permit the payment to such holders of the full liquidation preference, then the entire assets and funds of the Company legally available for distribution shall be distributed pro rata among the holders of the preferred based on the amounts that would otherwise be distributable.

Any of the following shall be treated as a liquidation of the Company: (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such combination transaction, own less than 50% of the voting power of the surviving or successor entity or its parent immediately after such combination transaction; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; or (iii) any sale, lease, or other disposition of all or substantially all of the assets of the Company. Notwithstanding the foregoing, no transaction or series of related transactions principally for bona fide equity financing purposes in which cash is received by the Company or indebtedness of the Company is cancelled or converted, or a combination thereof, nor the transfer by any stockholder of shares of the Company’s capital stock to any third party in a transaction or series of related transactions to which the Company is not a party, shall be deemed a liquidation of the Company.

Redemption

The Company’s Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock are considered redeemable for accounting purposes. The Company initially recorded the Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock at their fair values on the dates of issuance, net of issuance costs. A deemed liquidation event could occur as a result of the sale of all or substantially all of the assets of the Company or any acquisition of the Company by another entity by means of a merger or consolidation in which the stockholders of the Company do not hold at least 50% of the voting power of the surviving entity or its parent. Because the deemed redemption event is outside the control of the Company, all preferred shares have been presented outside of permanent equity. Further, the Company has not adjusted the carrying values of the Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock to the redemption value of such shares, because it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made when it becomes probable that such redemption will occur.

Right to Convert

The holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock may convert their shares into common stock at any time following the date of issuance at the then applicable conversion rate. The current conversion rate for all series of preferred stock is 1:1.

Automatic Conversion

Each share of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock will convert automatically into common stock (at the then applicable conversion rate) immediately upon the sale of the Company’s common stock in a firm commitment underwritten initial public offering pursuant to a registration statement under the Securities Act of 1933, as amended, with total gross offering proceeds of at least $75,000,000.

Voting

The holders of Series A, Series B, Series C, Series D, Series E, Series F and Series G convertible preferred stock are entitled to one vote for each share of common stock into which such preferred stock could then be converted, on all matters submitted to a vote of the stockholders of the Company.

22.	Preferred Stock Warrants

The Company accounts for its issuance of warrants at fair value. The Company has issued warrants to purchase Series F and Series G preferred stock and warrants to purchase common stock. The fair value of warrants issued and outstanding was $19.6 million, $17.0 million, and $14.6 million at December 31, 2014 and 2015 and June 30, 2016, respectively.

The following table summarizes the Company’s preferred stock warrant activity (in thousands):

Balances at December 31, 2013	$5,899
Issuances	11,934
Exercises	—
Changes in fair value	1,793

Balances at December 31, 2014	$19,626
Issuances	—
Exercises	—
Changes in fair value	(2,599)

Balances at December 31, 2015	$17,027

Issuances (unaudited)	—
Exercises (unaudited)	(3,328)
Changes in fair value (unaudited)	888

Balances at June 30, 2016 (unaudited)	$14,587

During 2009, in connection with the issuance of Series F convertible preferred stock, the Company issued warrants to purchase 263,261 shares of the Company’s Series F convertible preferred stock at $18.52 per share. The warrants’ fair value of $3.0 million, on the date of the transaction, was recorded as a warrant liability on the accompanying balance sheet. The valuation of the warrants results in a corresponding discount to the value assigned to Series F convertible preferred stock upon issuance. The warrants are immediately exercisable and expire seven years from the date of issuance. These warrants were exercised in March 2016.

During 2010, in connection with a loan agreement with a financial institution, which provided an equipment lease line of an initial aggregate principal amount of up to $20.0 million, which was utilized in its entirety, the Company issued warrants to purchase 16,198 shares of the Company’s Series F convertible preferred stock at $18.52 per share. On the date of issuance, the warrants’ fair value of $0.2 million was recorded as a warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire ten years from the date of issuance. The debt discount was amortized to interest expense over the loan’s repayment period.

During 2012, in connection with loan agreements with a financial institution, which provided an equipment lease line of an initial aggregate principal amount of up to $15.0 million, the Company issued warrants to purchase 19,410 shares of the Company’s Series G convertible preferred stock at $25.76 per share. On the date of issuance, the warrants’ fair value of $0.2 million was recorded as a warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire ten years from the date of issuance. The debt discount was amortized to interest expense over the loan’s repayment period.

During 2013, the Company issued warrants to purchase an additional 2,753 shares of the Company’s Series F convertible preferred stock at $18.52 per share in connection with a loan agreement with a financial institution, which provided an equipment lease line and to which the Company issued a warrant in 2010. On the date of issuance, the warrants’ fair value of $0.04 million was recorded as a warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire ten years from the date of issuance. The debt discount was amortized to interest expense over the loan’s repayment period.

During 2013, in connection with the formation of PPA Company IIIb, the Company issued warrants to purchase 150,000 shares of the Company’s Series F convertible preferred stock at $18.52 per share. On the date of issuance, the warrants’ fair value of $2.1 million was recorded as a warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire ten years from the date of issuance. The debt discount is being amortized to interest expense over the loan’s repayment period.

During 2014, in connection with the formation of PPA Company IIIa in 2013 and completion of the related debt financing, the Company issued warrants to purchase 702,823 shares of the Company’s Series F convertible preferred stock at $18.52 per share. On the date of issuance, the warrants’ fair value of $8.7 million was recorded as a warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire seven years from the date of issuance. The debt discount is being amortized to interest expense over the loan’s repayment period.

During 2014, in connection with a dispute settlement with a securities placement agent, who is also an investor and who executed a related agency agreement in early 2009, the Company issued warrants to purchase 400,000 shares of the Company’s Series G convertible preferred stock at $25.76 per share. On the date of issuance, the Series G convertible preferred stock warrants fair value of $3.3 million was recorded as warrant liability on the accompanying balance sheet. The warrants are immediately exercisable and expire five years from the date of issuance.

The following table summarizes the warrants outstanding, together with their respective fair values (in thousands, except warrants outstanding):

	December 31, 2014		December 31, 2015		June 30, 2016
	Warrants	Fair Value of	Warrants	Fair Value of	Warrants	Fair Value of
	Outstanding	Warrants	Outstanding	Warrants	Outstanding	Warrants
					(unaudited)
Series F	1,135,035	$16,172	1,135,035	$14,267	872,307	$11,881
Series G	419,410	3,454	419,410	2,760	419,410	2,706

	1,554,445	$19,626	1,554,445	$17,027	1,291,717	$14,587

The Company estimates the fair value of the preferred stock warrants using a probability-weighted expected return model which considers various potential liquidity outcomes and assigned probabilities to each to arrive at the weighted equity value and the changes in fair value are recorded in gain (loss) on revaluation of warrant liabilities in the consolidated statements of operations.

23.	Common Stock Warrants

During 2014, in connection with a dispute settlement with the principals of a securities placement agent, who are also investors, and who executed a related agency agreement in early 2009, the Company issued warrants to purchase 50,000 shares of the Company’s common stock at $25.76 per share. The fair value of $3.3 million was recorded as expense in the consolidated statements of operations in 2013 when the obligation became probable. The common stock warrants are immediately exercisable and expire five years from the date of issuance.

24.	Stock Option Plan

Under the Company’s 2012 Plan, the Company may grant incentive stock options to employees and nonqualified stock options to employees, directors and consultants. At June 30, 2016, the Company has reserved 1,419,954 shares of common stock for issuance under the Company’s 2002 and 2012 Plans.

Under the 2012 Plan, incentive and nonqualified stock options may be granted at a price not less than fair value and 85% of the fair value of common stock, respectively, (110% of fair value to holders of 10% or more of voting stock). Fair value of common stock is determined by the Board of Directors. Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of the voting stock) from the date of grant. Generally, options to employees vest with a one- year cliff and then monthly thereafter over four years.

During the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016, the Company recognized $18.4 million, $19.9 million and $11.8 million of employee stock-based compensation expense, respectively. No stock-based compensation costs have been capitalized in the years ended December 31, 2014 and 2015 and the six months ended June 30, 2016.

The Company did not record any non-employee stock-based compensation expense in the year ended December 31, 2014, and recorded $1.0 million of non-employee stock-based compensation expense during the year ended December 31, 2015. For the six months ended June 30, 2015 and 2016, the Company recorded $0.4 million and $0.6 million of non-employee stock-based compensation expense, respectively.

The following table summarizes the components of employee and nonemployee stock-based compensation expense (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Cost of revenue	$5,135	$5,525	$2,734	$2,608
Research and development expenses	3,915	3,804	1,936	1,984
Sales and marketing expenses	2,542	3,298	1,525	2,485
General and administrative expenses	6,655	8,272	3,592	5,279

	$18,247	$20,899	$9,787	$12,356

As of June 30, 2016, the Company’s total unrecognized compensation cost related to nonvested stock option to employees was $39.1 million. This expense will be recognized over the remaining weighted-average period of 2.9 years. Cash flows resulting from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for those options (excess tax benefits) are classified as cash from financing activities. The Company had no excess tax benefits in the years ended December 31, 2014 and 2015 and in the six months ended June 30, 2016.

During 2015, the Company granted restricted stock unit awards under the 2012 Plan. Restricted stock unit award shares will vest at the end of the lock-up period following the completion of a liquidity event, or initial public offering, and the remaining shares will vest on the first and second anniversary date of such date. The estimated fair value of restricted stock awards is based on the fair value of the Company’s common stock on the date of grant. The total fair value of the awards granted during fiscal 2015 and the six months ended June 30, 2016 was $4.3 million and $1.6 million, respectively. As of December 31, 2015 and June 30, 2016, $11.4 million and $12.8 million, respectively of total unrecognized stock-based compensation cost related to nonvested restricted stock awards is expected to be recognized over a weighted average period of 1.2 years and 1.2 years, respectively.

A summary of the Company’s restricted stock unit activity and related information is as follows:

	Number of Awards Outstanding	Weighted Average Grant Date Fair Value
Unvested Balance at December 31, 2013	—	$—
Granted	383,000	20.54
Vested	—	—
Forfeited	—	—

Unvested Balance at December 31, 2014	383,000	20.54

Granted	207,013	20.57
Vested	(1,000)	20.59
Forfeited	(32,710)	20.54

Unvested Balance at December 31, 2015	556,303	20.55

Granted (unaudited)	1,340,584	20.64
Vested (unaudited)	1,000	20.59
Forfeited (unaudited)	(12,785)	20.55

Unvested Balance at June 30, 2016 (unaudited)	1,883,102	$20.61

Valuation Assumptions

Determining the amount of stock-based compensation to be recorded requires the Company to develop estimates for the inputs used in the Black-Scholes valuation model to calculate the grant-date fair value of stock options. The Black-Scholes model requires the Company to make estimates of the following assumptions on expected volatility, expected option term and the risk-free interest rate. The estimated stock price volatility was derived based on historical volatility of the Company’s peer group, which represents the Company’s best estimate of expected volatility. The Company’s estimate of an expected option life was calculated based on the Company’s historical share option exercise data. The risk free interest rate for periods within the contractual life of the option is based on the U.S. Treasury zero coupon issues in effect at the grant date for periods corresponding with the expected term of option.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered option. The Company reviews historical forfeiture data and determine the appropriate forfeiture rate based on that data. The Company reevaluates this analysis periodically and adjusts the forfeiture rate as necessary and ultimately recognizes the actual expense over the vesting period only for the shares that vest.

The fair value of each stock option is calculated on the date of grant using the Black-Scholes model with the following weighted average assumptions used:

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
(unaudited)
Risk-free interest rate	1.45% - 2.06%	1.58% - 1.91%	1.58% - 1.73%	1.23% - 1.70%
Expected term (in years)	4.00 -5.89	5.49 -6.33	5.65 - 5.94	6.00 - 6.46
Expected dividend yield	—	—	—	—
Expected volatility	68.8% - 71.9%	58.7% - 65.6%	62.95% - 65.55%	60.65% - 60.95%
Weighted average grant date fair value	$12.60	$11.47	$12.63	$15.65

Stock option and RSU activity under the plan is as follows:

		Outstanding Options/RSUs
	Options/ RSUs Available for Grant	Number of Shares	Outstanding Options Weighted Average Exercise Price	Remaining Contractual Life (Years)	Aggregate Intrinsic Value
					(in thousands)
Balances at December 31, 2013	560,538	11,329,046	$11.42	6.53	$103,277
Added to plan	4,204,573	—	—
Granted	(1,935,960)	1,935,960	20.54
Exercised	—	(681,851)	2.42
Cancelled	572,202	(572,202)	17.81
Expired	(204,573)	—	—

Balances at December 31, 2014	3,196,780	12,010,953	$12.85	6.18	$89,364
Added to plan	69,443	—	—
Granted	(2,271,033)	2,271,033	20.58
Exercised	—	(570,837)	1.25
Cancelled	494,207	(494,207)	19.93
Expired	(69,443)	—	—

Balances at December 31, 2015	1,419,954	13,216,942	$14.38	6.01	$78,634
Added to plan (unaudited)	5,422,275	—	—
Granted (unaudited)	(3,054,648)	3,054,648	20.63
Exercised (unaudited)	—	(162,212)	7.29
Cancelled (unaudited)	286,344	(286,344)	17.91
Expired (unaudited)	(55,609)	—	—

Balances at June 30, 2016 (unaudited)	4,018,316	15,823,034	$15.14	6.00	$76,612

Vested and expected to vest at June 30, 2016 (unaudited)
		13,471,038	$14.95	5.90	$76,586
Exercisable at June 30, 2016 (unaudited)		9,475,550	$12.60	4.78	$76,148

During the years ended December 31, 2014 and 2015, and for the six months ended June 30, 2015 and 2016, the intrinsic value of options exercised was $12.4 million, $11.0 million, $2.7 million and $2.1 million, respectively.

In connection with its grant of options to non-employees, the Company recognized an insignificant amount of compensation expense for non-employee grants in 2014. The Company recognized stock-based compensation of $1.0 million and $0.6 million during the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, on an accelerated basis over the vesting period of the individual options. The Company did not grant options to non-employees during the year ended December 31, 2014 and granted 128,333 options and 42,339 options to non-employees during the year ended December 31, 2015 and the six months ended June 30, 2016, respectively. The Company’s valuations for non-employee grants are made using the Black-Scholes option pricing model.

25.	Net Loss per Share Attributable to Common Stockholders and Unaudited Pro Forma Net Loss per Share Attributable to Common Stockholders

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders (in thousands, except per share amounts):

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Numerator:
Net loss	$(217,616)	$(341,003)	$(145,431)	$(111,270)
Less: noncumulative dividends to preferred stockholders	—	—	—	—
Less: undistributed earnings to participating securities	—	—	—	—

Net loss attributable to common stockholders-basic	(217,616)	(341,003)	(145,431)	(111,270)
Add: adjustments to undistributed earnings to participating securities	—	—	—	—

Net loss attributable to common stockholders-diluted	$(217,616)	$(341,003)	$(145,431)	$(111,270)

Denominator:
Weighted average shares of common stock-basic	14,088	14,611	14,461	15,000
Effect of potentially dilutive stock options	—	—	—	—

Weighted average shares of common stock-diluted	14,088	14,611	14,461	15,000

Net loss per share attributable to common stockholders:
Basic	$(15.45)	$(23.34)	$(10.06)	$(7.42)

Diluted	$(15.45)	$(23.34)	$(10.06)	$(7.42)

The following common stock equivalents (in thousands) were excluded from the computation of diluted net loss per share for the periods presented because including them would have been antidilutive:

	December 31,		Six Months Ended June 30,
	2014	2015	2015	2016
			(unaudited)
Convertible redeemable preferred stock	112,592	121,699	115,105	123,274
Stock options to purchase common stock	4,291	4,147	4,138	4,211
Convertible redeemable preferred stock warrants	112	113	113	88

Total	116,995	125,959	119,356	127,573

Unaudited Pro Forma Net Income per Share

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per share attributable to common stockholders for 2015 (in thousands, except per share amounts)

assuming the automatic conversion of the redeemable convertible preferred stock and the automatic conversion of the preferred stock warrants into common stock warrants and the remeasurement and the assumed reclassification to equity upon consummation of a qualified IPO as if it had occurred as of January 1, 2015 (in thousands):

	Year Ended December 31, 2015	Six Months Ended June 30, 2016

Numerator
Net loss	$(341,003)	$(111,270)
Add: change in fair value of redeemable convertible preferred stock warrant liability	—	—
Less:	—	—

Unaudited pro forma net income attributable to common stockholders—basic and diluted	$(341,003)	$(111,270)

Denominator:
Weighted average shares of common stock outstanding	14,611	15,000
Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock (unaudited)	115,943	116,368

Pro forma weighted average shares of common stock-basic (unaudited)	130,554	131,368
Effect of potentially dilutive:
Stock options	—	—
Common stock warrants	—	—

Pro forma weighted average shares of common stock-diluted (unaudited)	130,554	131,368

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)	$(2.61)	$(0.85)

26.	Employee Benefit Plan

The Company sponsors the Bloom Energy 401(k) and Profit Sharing Plan (the Plan). All employees are eligible to participate in the Plan after meeting certain eligibility requirements. Participants may elect to have a portion of their salary deferred and contributed to the Plan up to the limit allowed by applicable income tax regulations. Company contributions to the Plan are discretionary and no such Company contributions have been made since the inception of the Plan.

27.	Related Party Transactions

The Company’s operations included the following related party transactions (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2014	2015	2016
			(unaudited)
Interest paid or payable to related parties (included in interest expense)	$3,453	$6,038	$5,639
Consulting expenses paid to related parties (included in general and administrative expense)	200	200	105

Related party balances were comprised of the following (in thousands):

	December 31,		June 30,
	2014	2015	2016
			(unaudited)
Debt from related parties	$74,971	$76,477	$77,163

Subordinated Secured Convertible Promissory Notes

As of June 30, 2016, we had $77.2 million in debt and convertible notes from investors considered to be related parties. In 2014, we obtained a $4.1 million loan from Alberta Investment Management Corporation to fund the purchase and installation of Energy Servers related to PPA IIIa. Further, between December 2014 and June 2015, we issued and sold $193.2 million aggregate principal amount of our 8% Notes to certain investors at a purchase price of 100% of the aggregate principal amount thereon, including $10.0 million aggregate principal amount, issued in 2014, each to Alberta Investment Management Corporation, KPCB Holdings, Inc. and New Enterprise Associates. The 8% Notes bear a fixed interest rate of 8.0%, compounded monthly, and are due at maturity or, at the election of the investor, the accrued interest would be due on each anniversary of the respective original issuance date of the notes. As of December 31, 2015, the outstanding principal and accrued interest on the 8% Notes was $208.6 million. The outstanding principal and accrued interest on each 8% Note will mandatorily convert into shares of our Series G convertible preferred stock at a conversion price per share of $25.76, and each such share of Series G convertible preferred stock will convert automatically into one share of our common stock, immediately prior to completion of this offering. We repaid $0.2 million and $1.0 million of outstanding debt to Alberta Investment Management Corporation in 2014 and 2015, respectively. Furthermore, we paid $3.3 million, $3.4 million, and $1.6 million of interest to Alberta Investment Management Corporation in 2014, 2015, and the six months ended June 30, 2016, respectively.

Consulting Arrangement

In January 2009, the Company entered into a consulting agreement with General Colin L. Powell, a member of the Company’s board of directors, pursuant to which General Powell performs certain strategic planning and advisory services for the Company. Pursuant to this consulting agreement, General Powell receives compensation of $200,000 per year and reimbursement for reasonable expenses.

28.	Segments

The Company’s chief operating decision makers (CODMs), the Chief Executive Officer and the Chief Financial Officer, review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The CODMs allocate resources and make operational decisions based on direct involvement with the Company’s operations and product development efforts. The Company is managed under a functionally-based organizational structure, with the head of each function reporting to the Chief Executive Officer. The CODMs assess performance, including incentive compensation, based upon consolidated operations performance and financial results, on a consolidated basis. As such, the Company has a single reporting segment and operating unit structure. In addition, substantially all of the Company’s revenue and long-lived assets are attributable to operations in the United States for all the periods presented.

29.	Subsequent Events

In September 2016, the Company issued an additional $75.0 million aggregate principal amount of its 5% Convertible Senior Secured PIK Notes due 2020 (the 5% Notes).

                     SHARES

COMMON STOCK

Prospectus

J.P. Morgan	Morgan Stanley
Credit Suisse
BofA Merrill Lynch	Pacific Crest Securities a division of KeyBanc Capital Markets

Baird	Cowen and Company	HSBC	Raymond James	RBC Capital Markets

Prospectus dated                     , 2016

Part II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution.

The following table presents the costs and expenses we will pay, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fees and the stock exchange listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Custodian and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or Securities Act.

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred for their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The amended and restated bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees for a legal proceeding.

Reference is made to Section          of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 12 of our eighth amended and restated registration rights agreement, as amended, contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described therein.

Item 15.	Recent Sales of Unregistered Securities.

Since March 1, 2013, we have issued the following securities that were not registered under the Securities Act of 1933, as amended:

(1)	Issuances of Capital Stock

Between June 2012 and January 2014, we sold an aggregate of 27,936,562 shares of Series G convertible preferred stock at a per share purchase price of $25.76 to accredited investors pursuant to a series of stock purchase agreements, for an aggregate consideration of $719,645,837. Each share of our Series G convertible preferred stock will convert automatically into one share of our common stock immediately prior to completion of this offering.

On each of June 27, 2014 and July 1, 2015, we issued 100,000 shares of Series G convertible preferred stock as part of a dispute settlement with a securities placement agent, who is also an investor and who executed a related agency agreement in early 2009. These shares of Series G convertible preferred stock have substantially similar terms and conditions as the currently outstanding shares of Series G convertible preferred stock.

In September 2015, we entered into a common stock award agreement with one of our customers pursuant to which up to a total of 400,000 shares of our common stock will be issued to such customer on the occurrence of certain installation milestones. The share issuances are recorded as a reduction of product revenue when the milestones are achieved and are recorded as additional paid-in capital when the shares are issued. As of June 30, 2016, no shares of our common stock had been issued to such customer pursuant to this agreement.

On June 17, 2016, we issued 116,459 shares of Series G convertible preferred stock at $25.76 per share. These shares of Series G convertible preferred stock have substantially similar terms and conditions as the currently outstanding shares of Series G convertible preferred stock.

(2)	Subordinated Secured Convertible Promissory Notes

Between December 2014 and June 2015, we issued $193.2 million aggregate principal amount in three-year 8% Notes to convertible promissory note purchase agreements with certain accredited investors. The 8% Notes bear a fixed interest rate of 8.0%, compounded monthly, and are due at maturity or, at the election of the investor, the accrued interest during each annual period would be due on each anniversary of the respective original issuance date of the notes. As of December 31, 2015 and June 30, 2016, the outstanding principal and accrued interest on the 8% Notes was $208.6 million and $217.1 million, respectively. The outstanding principal and accrued interest on each 8% Note will mandatorily convert into shares of our Series G convertible preferred stock at a conversion price per share of $25.76, and each such share of Series G convertible preferred stock will convert automatically into one share of our common stock, immediately prior to completion of this offering.

(3)	5% Convertible Senior Secured PIK Notes due 2020

On December 15, 2015, we issued $160.0 million aggregate principal amount of our 5% Convertible Senior Secured PIK Notes due 2020 (the 5% Notes) pursuant to a note purchase agreement with certain accredited investors and qualified institutional buyers and pursuant to an indenture dated as of December 15, 2015. In January 2016, we issued an additional $25.0 million aggregate principal amount of our 5% Notes in connection with our repurchase of an interest in PPA I. In addition, in September 2016 we issued an additional $75.0 million aggregate principal amount of these notes pursuant to a note purchase agreement with accredited investors. The 5% Notes are secured by our working capital, fixed assets, intellectual property and other assets, subject to limited exceptions. The 5% Notes bear a fixed interest rate of 5%, compounded monthly and payable in cash or in kind at our election, and are due on December 1, 2020. As of December 31, 2015 and June 30, 2016, the outstanding principal and accrued interest on the 5% Notes was $160.3 million and $190.0 million, respectively. Following the completion of this offering, the 5% Notes will be convertible at the option of the holders thereof into shares of our common stock at an initial conversion price per share equal to the lower of $30.91 and 90% of the offering price of our common stock sold in this offering. In addition, following completion of this offering, the 5% Notes will be redeemable by us under certain circumstances at a redemption price payable in cash equal to 100% of the principal amount of the 5% Notes to be redeemed, plus accrued but unpaid interest.

In addition, in connection with the issuance of the 5% Notes, we agreed to issue to certain purchasers of the 5% Notes, upon the occurrence of certain conditions, warrants to purchase up to a maximum of 469,333 shares of our common stock at an exercise price of $0.01 per share (the Note Warrants). The Note Warrants will automatically be deemed exercised immediately prior to the completion of this offering.

(4)	Warrant Issuances

•	On July 19, 2013, in connection with the formation of PPA Company IIIb and completion of the related debt financing, we issued warrants to purchase 150,000 shares of our Series F convertible preferred stock at $18.52 per share. The warrants are immediately exercisable and expire ten years from the date of issuance.

•	On July 1, 2014, in connection with the formation of PPA Company IIIa and completion of the related debt financing, we issued warrants to purchase 702,823 shares of our Series F convertible preferred stock at $18.52 per share. The warrants are immediately exercisable and expire seven years from the date of issuance.

•	On June 27, 2014, in connection with a dispute settlement with a securities placement agent, who is also an investor and who executed a related agency agreement in 2009, we issued warrants to purchase 400,000 shares of our Series G convertible preferred stock at $25.76 per share and 50,000 shares of our common stock at $25.76 per share. The warrants are immediately exercisable and expire five years from the date of issuance.

(5)	Options Issuances

•	From January 1, 2013 through June 30, 2016, we issued and sold an aggregate of 1,888,121 shares of common stock upon the exercise of options issued to certain officers, directors, employees and consultants of the registrant under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan at exercise prices per share ranging from $0.10 to $20.59, for an aggregate consideration of approximately $5.6 million. In addition, we issued 3,580 shares of common stock upon the exercise of restricted stock unit awards to consultants of the registrant under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan with an average grant date fair value of $20.57 per share.

•	From January 1, 2013 through June 30, 2016, we granted direct issuances or stock options to purchase an aggregate of 6,731,047 shares of our common stock at exercise prices per share ranging from $20.52 to $20.64 share to employees, consultants, directors and other service providers under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan. In addition, we granted restricted stock unit awards for 1,932,177 shares of common stock to certain officers, directors, employees and consultants of the registrant under our 2002 Equity Incentive Plan and 2012 Equity Incentive Plan with an average grant date fair value of $20.61 per share.

Except as set forth above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) thereof, with respect to items (1), (2), (3) and (4) above, and Rule 701 thereunder, with respect to item (5) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

Item 16.	Exhibits and Financial Statement Schedules.

D. Exhibits.

Exhibit Number	Description
1.1†	Form of Underwriting Agreement

3.1†	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of this offering

3.2†	Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering

3.3#	Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect

3.4#	Bylaws of the Registrant, as currently in effect

4.1†	Form of Common Stock Certificate of the Registrant

4.2#	Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated June 30, 2011

4.3#	Amendment No. 1 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated December 14, 2015

4.4#	Indenture by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as trustee, dated as of December 15, 2015

4.5#	Form of 5% Convertible Senior Secured PIK Note due 2020 (included in Exhibit 4.4)

4.6#	Security Agreement by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as collateral agent, dated as of December 15, 2015

4.7#	Agreement and Warrant to Purchase Common Stock by and between Keith Daubenspeck and the Registrant, dated June 27, 2014

4.8#	Agreement and Warrant to Purchase Common Stock by and between Dwight Badger and the Registrant, dated June 27, 2014

Exhibit Number	Description

4.9#	Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated December 31, 2010

4.10#	Amended and Restated Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated December 15, 2011

4.11#	Agreement and Warrant to Purchase Series F Preferred Stock by and between PE12GVVC (US Direct) Ltd. and the Registrant, dated July 1, 2014

4.12#	Agreement and Warrant to Purchase Series F Preferred Stock by and between PE12PXVC (US Direct) Ltd. and the Registrant, dated July 1, 2014

4.13#	Warrant to Purchase Preferred Stock by and between Atel Ventures, Inc., in its capacity as Trustee for its assignee affiliated funds, and the Registrant, dated December 31, 2012

4.14#	Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated September 27, 2012

4.15#	Agreement and Warrant to Purchase Series G Preferred Stock by and between Keith Daubenspeck and the Registrant, dated June 27, 2014

4.16#	Agreement and Warrant to Purchase Series G Preferred Stock by and between Dwight Badger and the Registrant, dated June 27, 2014

4.17	Amendment No. 2 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated August 4, 2016

4.18	Amendment No. 3 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated September 20, 2016

4.19	First Supplemental Indenture by and among Registrant, certain guarantor party thereto and U.S. Bank National Association, as trustee, dated as of September 20, 2016

5.1†	Opinion of Fenwick & West LLP

10.1†	Form of Indemnification Agreement for directors and executive officers

10.2#	2002 Equity Incentive Plan and form of agreements used thereunder

10.3#	2012 Equity Incentive Plan and form of agreements used thereunder

10.4†	2016 Equity Incentive Plan and form of agreements used thereunder

10.5†	2016 Employee Stock Purchase Plan and form of agreements used thereunder

10.6	NASA Ames Research Center Enhanced Use Lease dated December 5, 2011 by and between the Registrant and National Aeronautics and Space Administration, as amended as of November 1, 2012, August 25, 2014 and August 17, 2016

10.7#	Standard Industrial Lease dated April 5, 2005 by and between the Registrant and The Realty Associates Fund III, L.P., as amended as of April 22, 2005, January 12, 2010, April 30, 2015 and December 7, 2015

10.8#	Ground Lease by and between 1743 Holdings, LLC and the Registrant dated as of March 2012.

10.9#	Offer Letter by and between the Registrant and KR Sridhar, dated April 1, 2002

10.10#	Offer Letter by and between the Registrant and Randy Furr, dated April 9, 2015

10.11#	Offer Letter by and between the Registrant and Susan Brennan, dated October 3, 2013

Exhibit Number	Description

10.12*	Second Amended and Restated Limited Liability Company Agreement of Diamond State Generation Holdings, LLC, dated as of March 20, 2013

10.13*#	Guaranty by the Registrant, dated as of March 16, 2012

10.14*	Master Operation and Maintenance Agreement by and between Diamond State Generation Partners, LLC and the Registrant, dated as of April 13, 2012

10.15	Equity Contribution Agreement by and among the Registrant, Diamond State Generation Partners, LLC, and Deutsche Bank Trust Company Americas, dated as of March 20, 2013

10.16*	Note Purchase Agreement by and between Diamond State Generation Partners, LLC and the Purchasers thereunder, dated as of March 20, 2013

10.17*	Master Energy Server Purchase Agreement between the Registrant and Diamond State Generation Partners, LLC, dated as of April 13, 2012

10.18#	Omnibus First Amendment to MESPA, MOMA and ASA by and among the Registrant, Diamond State Generation Partners, LLC and Diamond State Generation Holdings, LLC, dated as of March 20, 2013

10.19*#	Amended and Restated Operating Agreement of 2014 ESA HoldCo, LLC, dated as of September 24, 2014

10.20#	Guaranty by the Registrant, dated as of July 18, 2014

10.21*	Amended and Restated Purchase, Use and Maintenance Agreement by and between the Registrant and 2014 ESA Project Company, LLC, dated as of July 18, 2014

10.22*	Equity Capital Contribution Agreement by and among Clean Technologies 2014, LLC and Exelon Generation Company, LLC, dated as of July 18, 2014

10.23*#	First Amendment to Equity Capital Contribution Agreement, dated as of March 16, 2015

10.24*#	Amendment No. 2 to Equity Capital Contribution Agreement, dated as of September 30, 2015

10.25*	Note Purchase Agreement by and among 2014 ESA Project Company, LLC and the Purchasers thereunder, dated as of July 18, 2014

10.26*#	Amendment No. 1 to Note Purchase Agreement, dated as of March 16, 2015

10.27*#	Amendment No. 2 to Note Purchase Agreement, dated as of September 25, 2015

10.28*#	Amendment No. 3 to Note Purchase Agreement and Consent, dated as of March 14, 2016

10.29*#	Amended and Restated Operating Agreement of 2015 ESA HoldCo, LLC, dated as of June 25, 2015

10.30#	Guaranty by the Registrant, dated as of June 25, 2015

10.31*	Amended and Restated Purchase, Use and Maintenance Agreement by and between the Registrant and 2015 ESA Project Company, LLC, dated as of June 25, 2015

10.32*	Equity Capital Contribution Agreement by and between Clean Technologies 2015, LLC and 2015 ESA InvestCo, LLC, dated as of June 25, 2015

10.33*#	Amendment No. 1 to Equity Capital Contribution Agreement, dated as of November 19, 2015

10.34*	Credit Agreement by and among 2015 ESA Project Company, LLC, the Lenders referred to therein, Crédit Agricole Corporate Investment Bank, Keybank National Association and Silicon Valley Bank, Manufacturers and Traders Trust Company and Mizuho Bank, Ltd., Crédit Agricole Corporate and Investment Bank, and Wilmington Trust, National Association, dated as of June 25, 2015

Exhibit Number	Description

10.35*	Equity Capital Contribution Agreement with respect to Diamond State Generation Holdings, LLC, by and among Clean-Technologies II, LLC, Diamond State Generation Holdings, LLC, Diamond State Generation Partners, LLC, and Mehetia Inc., dated as of March 16, 2012

10.36*	First Amendment to the Equity Capital Contribution Agreement with respect to Diamond State Generation Holdings, LLC dated as of April 13, 2012

10.37*	Administrative Services Agreement by and between Registrant, Diamond State Generation Holdings, LLC, and Diamond State Generation Partners, LLC, dated as of April 13, 2012

10.38*	Depositary Agreement among Diamond State Generation Partners, LLC, Deutsche Bank Trust Company Americas, and Deutsche Bank Trust Company Americas, dated as of March 20, 2013

10.39*	2012 V PPA Holdco, LLC Second Amended and Restated Operating Agreement, dated as of August 30, 2013

10.40	First Amendment to Second Amended and Restated Operating Agreement, dated as of March 28, 2014

10.41	Guaranty by the Registrant, dated as of March 28, 2014

10.42*	Amended and Restated Master Energy Server Purchase Agreement between Registrant and 2012 V PPA Project Company, LLC dated as of December 21, 2012

10.43	First Amendment to Amended and Restated Master Energy Server Purchase Agreement, dated as of March 27, 2013

10.44*	Omnibus Amendment to MESPA, MOMA, ASA, REC PSA and Equity Contribution Tri-Party Agreement, dated as of August 30, 2013

10.45	Fourth Amendment to Amended and Restated Master Energy Server Purchase Agreement, dated as of March 28, 2014

10.46*	Equity Contribution Tri-Party Agreement by and among 2012 V PPA Holdco, LLC, 2012 V PPA Project Company, LLC, and Registrant dated as of December 21, 2012

10.47*	Amended and Restated Master Operation and Maintenance Agreement, by and between 2012 V PPA Project Company, LLC and Registrant, dated as of December 21, 2012

10.48*	Amended and Restated Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies III, LLC dated as of August 30, 2013

10.49*	Administrative Services Agreement by and between Registrant, 2012 V PPA Holdco, LLC and 2012 V PPA Project Company, LLC dated as of December 21, 2012

10.50*	Amended and Restated Credit Agreement among 2012 ESA Project Company, LLC, PE12GVVC (BLOOM PPA) LTD., PE12PXVC (BLOOM PPA) LTD., the other Lenders from time to time party hereto, PE12GVVC (BLOOM PPA) LTD., and Deutsche Bank Trust Company Americas, dated as of August 30, 2013

10.51*	Consent and First Amendment to Amended and Restated Credit Agreement dated as of March 28, 2014

10.52*	Depositary Agreement among 2012 V PPA Project Company, LLC, PE12GVVC (Bloom PPA) LTD., and Deutsche Bank Trust Company Americas dated as of February 21, 2013

10.53*	2013 ESA Holdco, LLC Amended and Restated Operating Agreement, dated as of August 2, 2013

Exhibit Number	Description

10.54	First Amendment to Amended and Restated Operating Agreement, dated as of March 28, 2014

10.55*	Amended and Restated Guaranty by the Registrant, dated as of August 2, 2013

10.56*	Amended and Restated Master Energy Server Purchase and Services Agreement between Registrant and 2013 ESA Project Company, LLC dated as of September 25, 2013

10.57*	First Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of March 28, 2014

10.58*	Second Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of July 18, 2014

10.59*	Third Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of October 24, 2014

10.60*	Fourth Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of May 5, 2015

10.61*	Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of August 2, 2013

10.62*	First Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of September 25, 2013

10.63*	Second Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of March 28, 2014

10.64*	Third Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of July 18, 2014

10.65*	Fourth Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of October 24, 2014

10.66*	Fifth Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of May 5, 2015

10.67*	Amended and Restated Administrative Services Agreement by and between Registrant, 2013B ESA Holdco, LLC, and 2013B ESA Project Company, LLC, dated as of September 25, 2013

10.68	First Amendment to Amended and Restated Administrative Services Agreement, dated as of March 28, 2014

10.69*	Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank dated as of September 25, 2013

10.70*	First Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of November 14, 2013

10.71*	Second Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of July 18, 2014

10.72*	Third Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of October 24, 2014

10.73*	Fourth Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of May 5, 2015

10.74*	Fifth Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of June 22, 2015

Exhibit Number	Description

10.75*	Administrative Services Agreement by and between Registrant, 2014 ESA HoldCo, LLC, and 2014 ESA Project Company, LLC, dated as of July 18, 2014

10.76*	Depositary Agreement among 2014 ESA Project Company, LLC, Deutsche Bank Trust Company Americas, and Deutsche Bank Trust Company Americas, dated as of July 18, 2014

10.77*	Administrative Services Agreement by and between Registrant and 2015 ESA HoldCo, LLC, dated as of June 25, 2015

10.78*	Depositary Agreement among 2015 ESA Project Company, Crédit Agricole Corporate and Investment Bank, Wilmington Trust, National Association, and Wilmington Trust, National Association, dated as of June 25, 2015

10.79*	Administrative Services Agreement by and between Registrant and 2015 ESA Project Company, LLC, dated as of June 25, 2015

10.80	Amendment No. 1 to Administrative Services Agreement by and between Registrant and 2015 ESA Project Company, LLC, dated as of August 22, 2016

10.81	Amendment No. 1 to Amended and Restated Purchase, Use and Maintenance Agreement by and between Registrant and 2015 ESA Project Company, LLC, dated as of August 10, 2016

21.1†	List of Subsidiaries

23.1†	Consent of Independent Registered Public Accounting Firm

23.2†	Consent of Fenwick & West LLP (See Exhibit 5.1)

24.1#	Power of Attorney (see page II-7 to this registration statement)

99.1	Grant Agreement by and between the Delaware Economic Development Authority and the Registrant, dated March 1, 2012

†	To be filed by amendment.
*	Confidential treatment requested with respect to portions of this exhibit.
#	Previously filed.

(b) Financial Statements Schedules—All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the                      day of             , 2016.

BLOOM ENERGY CORPORATION

By:
KR Sridhar
Founder, President, Chief Executive Officer and Director

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                      and                     , and each of them, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him and in his name, place or stead, in any and all capacities, to sign the registration statement filed herewith and any and all amendments to said registration statement (including post-effective amendments and any registration statement for the same offering covered by said registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitute or substitutes, may lawfully do or cause to be done hereby by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

KR Sridhar	Founder, President, Chief Executive Officer and Director (Principal Executive Officer)

Randy Furr	Chief Financial Officer (Principal Financial and Accounting Officer)

John Doerr	Director

Colin L. Powell	Director

T.J. Rodgers	Director

Scott Sandell	Director

Signature	Title	Date

Peter Teti	Director

Eddy Zervigon	Director

Exhibit Index

Exhibit Number	Description
1.1†	Form of Underwriting Agreement

3.1†	Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of this offering

3.2†	Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering

3.3#	Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect

3.4#	Bylaws of the Registrant, as currently in effect

4.1†	Form of Common Stock Certificate of the Registrant

4.2#	Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated June 30, 2011

4.3#	Amendment No. 1 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated December 14, 2015

4.4#	Indenture by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as trustee, dated as of December 15, 2015

4.5#	Form of 5% Convertible Senior Secured PIK Note due 2020 (included in Exhibit 4.4)

4.6#	Security Agreement by and among the Registrant, certain guarantors party thereto and U.S. Bank National Association, as collateral agent, dated as of December 15, 2015

4.7#	Agreement and Warrant to Purchase Common Stock by and between Keith Daubenspeck and the Registrant, dated June 27, 2014

4.8#	Agreement and Warrant to Purchase Common Stock by and between Dwight Badger and the Registrant, dated June 27, 2014

4.9#	Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated December 31, 2010

4.10#	Amended and Restated Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated December 15, 2011

4.11#	Agreement and Warrant to Purchase Series F Preferred Stock by and between PE12GVVC (US Direct) Ltd. and the Registrant, dated July 1, 2014

4.12#	Agreement and Warrant to Purchase Series F Preferred Stock by and between PE12PXVC (US Direct) Ltd. and the Registrant, dated July 1, 2014

4.13#	Warrant to Purchase Preferred Stock by and between Atel Ventures, Inc., in its capacity as Trustee for its assignee affiliated funds, and the Registrant, dated December 31, 2012

4.14#	Plain English Warrant Agreement by and between Triplepoint Capital LLC, a Delaware limited liability company, and the Registrant, dated September 27, 2012

4.15#	Agreement and Warrant to Purchase Series G Preferred Stock by and between Keith Daubenspeck and the Registrant, dated June 27, 2014

4.16#	Agreement and Warrant to Purchase Series G Preferred Stock by and between Dwight Badger and the Registrant, dated June 27, 2014

4.17	Amendment No. 2 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated August 4, 2016

Exhibit Number	Description

4.18	Amendment No. 3 to Eighth Amended and Restated Registration Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated September 20, 2016

4.19	First Supplemental Indenture by and among Registrant, certain guarantor party thereto and U.S. Bank National Association, as trustee, dated as of September 20, 2016

5.1†	Opinion of Fenwick & West LLP

10.1†	Form of Indemnification Agreement for directors and executive officers
10.2#	2002 Equity Incentive Plan and form of agreements used thereunder

10.3#	2012 Equity Incentive Plan and form of agreements used thereunder

10.4†	2016 Equity Incentive Plan and form of agreements used thereunder

10.5†	2016 Employee Stock Purchase Plan and form of agreements used thereunder

10.6	NASA Ames Research Center Enhanced Use Lease dated December 5, 2011 by and between the Registrant and National Aeronautics and Space Administration, as amended as of November 1, 2012, August 25, 2014 and August 17, 2016

10.7#	Standard Industrial Lease dated April 5, 2005 by and between the Registrant and The Realty Associates Fund III, L.P., as amended as of April 22, 2005, January 12, 2010, April 30, 2015 and December 7, 2015

10.8#	Ground Lease by and between 1743 Holdings, LLC and the Registrant dated as of March 2012

10.9#	Offer Letter by and between the Registrant and KR Sridhar, dated April 1, 2002

10.10#	Offer Letter by and between the Registrant and Randy Furr, dated April 9, 2015

10.11#	Offer Letter by and between the Registrant and Susan Brennan, dated October 3, 2013

10.12*	Second Amended and Restated Limited Liability Company Agreement of Diamond State Generation Holdings, LLC, dated as of March 20, 2013

10.13*#	Guaranty by the Registrant, dated as of March 16, 2012

10.14*	Master Operation and Maintenance Agreement by and between Diamond State Generation Partners, LLC and the Registrant, dated as of April 13, 2012

10.15	Equity Contribution Agreement by and among the Registrant, Diamond State Generation Partners, LLC, and Deutsche Bank Trust Company Americas, dated as of March 20, 2013

10.16*	Note Purchase Agreement by and between Diamond State Generation Partners, LLC and the Purchasers thereunder, dated as of March 20, 2013

10.17*	Master Energy Server Purchase Agreement between the Registrant and Diamond State Generation Partners, LLC, dated as of April 13, 2012

10.18#	Omnibus First Amendment to MESPA, MOMA and ASA by and among the Registrant, Diamond State Generation Partners, LLC and Diamond State Generation Holdings, LLC, dated as of March 20, 2013

10.19*#	Amended and Restated Operating Agreement of 2014 ESA HoldCo, LLC, dated as of September 24, 2014

10.20#	Guaranty by the Registrant, dated as of July 18, 2014

10.21*	Amended and Restated Purchase, Use and Maintenance Agreement by and between the Registrant and 2014 ESA Project Company, LLC, dated as of July 18, 2014

10.22*	Equity Capital Contribution Agreement by and among Clean Technologies 2014, LLC and Exelon Generation Company, LLC, dated as of July 18, 2014

Exhibit Number	Description

10.23*#	First Amendment to Equity Capital Contribution Agreement, dated as of March 16, 2015

10.24*#	Amendment No. 2 to Equity Capital Contribution Agreement, dated as of September 30, 2015

10.25*	Note Purchase Agreement by and among 2014 ESA Project Company, LLC and the Purchasers thereunder, dated as of July 18, 2014

10.26*#	Amendment No. 1 to Note Purchase Agreement, dated as of March 16, 2015

10.27*#	Amendment No. 2 to Note Purchase Agreement, dated as of September 25, 2015

10.28*#	Amendment No. 3 to Note Purchase Agreement and Consent, dated as of March 14, 2016

10.29*#	Amended and Restated Operating Agreement of 2015 ESA HoldCo, LLC, dated as of June 25, 2015

10.30#	Guaranty by the Registrant, dated as of June 25, 2015

10.31*	Amended and Restated Purchase, Use and Maintenance Agreement by and between the Registrant and 2015 ESA Project Company, LLC, dated as of June 25, 2015

10.32*	Equity Capital Contribution Agreement by and between Clean Technologies 2015, LLC and 2015 ESA InvestCo, LLC, dated as of June 25, 2015

10.33*#	Amendment No. 1 to Equity Capital Contribution Agreement, dated as of November 19, 2015

10.34*	Credit Agreement by and among 2015 ESA Project Company, LLC, the Lenders referred to therein, Crédit Agricole Corporate Investment Bank, Keybank National Association and Silicon Valley Bank, Manufacturers and Traders Trust Company and Mizuho Bank, Ltd., Crédit Agricole Corporate and Investment Bank, and Wilmington Trust, National Association, dated as of June 25, 2015

10.35*	Equity Capital Contribution Agreement with respect to Diamond State Generation Holdings, LLC, by and among Clean-Technologies II, LLC, Diamond State Generation Holdings, LLC, Diamond State Generation Partners, LLC, and Mehetia Inc., dated as of March 16, 2012

10.36*	First Amendment to the Equity Capital Contribution Agreement with respect to Diamond State Generation Holdings, LLC dated as of April 13, 2012

10.37*	Administrative Services Agreement by and between Registrant, Diamond State Generation Holdings, LLC, and Diamond State Generation Partners, LLC, dated as of April 13, 2012

10.38*	Depositary Agreement among Diamond State Generation Partners, LLC, Deutsche Bank Trust Company Americas, and Deutsche Bank Trust Company Americas, dated as of March 20, 2013

10.39*	2012 V PPA Holdco, LLC Second Amended and Restated Operating Agreement, dated as of August 30, 2013

10.40	First Amendment to Second Amended and Restated Operating Agreement, dated as of March 28, 2014

10.41	Guaranty by the Registrant, dated as of March 28, 2014

10.42*	Amended and Restated Master Energy Server Purchase Agreement between Registrant and 2012 V PPA Project Company, LLC dated as of December 21, 2012

10.43	First Amendment to Amended and Restated Master Energy Server Purchase Agreement, dated as of March 27, 2013

10.44*	Omnibus Amendment to MESPA, MOMA, ASA, REC PSA and Equity Contribution Tri-Party Agreement, dated as of August 30, 2013

Exhibit Number	Description

10.45	Fourth Amendment to Amended and Restated Master Energy Server Purchase Agreement, dated as of March 28, 2014

10.46*	Equity Contribution Tri-Party Agreement by and among 2012 V PPA Holdco, LLC, 2012 V PPA Project Company, LLC, and Registrant dated as of December 21, 2012

10.47*	Amended and Restated Master Operation and Maintenance Agreement, by and between 2012 V PPA Project Company, LLC and Registrant, dated as of December 21, 2012

10.48*	Amended and Restated Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies III, LLC dated as of August 30, 2013

10.49*	Administrative Services Agreement by and between Registrant, 2012 V PPA Holdco, LLC and 2012 V PPA Project Company, LLC dated as of December 21, 2012

10.50*	Amended and Restated Credit Agreement among 2012 ESA Project Company, LLC, PE12GVVC (BLOOM PPA) LTD., PE12PXVC (BLOOM PPA) LTD., the other Lenders from time to time party hereto, PE12GVVC (BLOOM PPA) LTD., and Deutsche Bank Trust Company Americas, dated as of August 30, 2013

10.51*	Consent and First Amendment to Amended and Restated Credit Agreement dated as of March 28, 2014

10.52*	Depositary Agreement among 2012 V PPA Project Company, LLC, PE12GVVC (Bloom PPA) LTD., and Deutsche Bank Trust Company Americas dated as of February 21, 2013

10.53*	2013 ESA Holdco, LLC Amended and Restated Operating Agreement, dated as of August 2, 2013

10.54	First Amendment to Amended and Restated Operating Agreement, dated as of March 28, 2014

10.55*	Amended and Restated Guaranty by the Registrant, dated as of August 2, 2013

10.56*	Amended and Restated Master Energy Server Purchase and Services Agreement between Registrant and 2013 ESA Project Company, LLC dated as of September 25, 2013

10.57*	First Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of March 28, 2014

10.58*	Second Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of July 18, 2014

10.59*	Third Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of October 24, 2014

10.60*	Fourth Amendment to Amended and Restated Master Energy Server Purchase and Services Agreement, dated as of May 5, 2015

10.61*	Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of August 2, 2013

10.62*	First Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of September 25, 2013

10.63*	Second Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of March 28, 2014

10.64*	Third Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of July 18, 2014

10.65*	Fourth Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of October 24, 2014

Exhibit Number	Description

10.66*	Fifth Amendment to Equity Capital Contribution Agreement between Firstar Development, LLC and Clean Technologies 2013B, LLC, dated as of May 5, 2015

10.67*	Amended and Restated Administrative Services Agreement by and between Registrant, 2013B ESA Holdco, LLC, and 2013B ESA Project Company, LLC, dated as of September 25, 2013

10.68	First Amendment to Amended and Restated Administrative Services Agreement, dated as of March 28, 2014

10.69*	Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank dated as of September 25, 2013

10.70*	First Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of November 14, 2013

10.71*	Second Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of July 18, 2014

10.72*	Third Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of October 24, 2014

10.73*	Fourth Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of May 5, 2015

10.74*	Fifth Amendment to Amended and Restated Credit Agreement by and between 2013B ESA Project Company, LLC and Silicon Valley Bank, dated as of June 22, 2015

10.75*	Administrative Services Agreement by and between Registrant, 2014 ESA HoldCo, LLC, and 2014 ESA Project Company, LLC, dated as of July 18, 2014

10.76*	Depositary Agreement among 2014 ESA Project Company, LLC, Deutsche Bank Trust Company Americas, and Deutsche Bank Trust Company Americas, dated as of July 18, 2014

10.77*	Administrative Services Agreement by and between Registrant and 2015 ESA HoldCo, LLC, dated as of June 25, 2015

10.78*	Depositary Agreement among 2015 ESA Project Company, Crédit Agricole Corporate and Investment Bank, Wilmington Trust, National Association, and Wilmington Trust, National Association, dated as of June 25, 2015

10.79*	Administrative Services Agreement by and between Registrant and 2015 ESA Project Company, LLC, dated as of June 25, 2015

10.80	Amendment No. 1 to Administrative Services Agreement by and between Registrant and 2015 ESA Project Company, LLC, dated as of August 22, 2016

10.81	Amendment No. 1 to Amended and Restated Purchase, Use and Maintenance Agreement by and between Registrant and 2015 ESA Project Company, LLC, dated as of August 10, 2016

21.1†	List of Subsidiaries

23.1†	Consent of Independent Registered Public Accounting Firm

23.2†	Consent of Fenwick & West LLP (See Exhibit 5.1)

24.1#	Power of Attorney (see page II-8 to this registration statement)

99.1	Grant Agreement by and between the Delaware Economic Development Authority and the Registrant, dated March 1, 2012

†	To be filed by amendment.
*	Confidential treatment requested with respect to portions of this exhibit.
#	Previously filed.